Exhibit 99.1

中国人寿保险股份有限公司
China Life Insurance Company Limited

ANNUAL REPORT 2019

Stock Code: 2628

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The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and the Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 31 December 2019, the Company had approximately 303 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

CONTENTS

01 PRELUDE

Core Competitiveness	4
Honors and Awards	5
Business Highlights	7
Financial Summary	8

02 CHAIRMAN’S STATEMENT

Chairman’s Statement	12

03 MANAGEMENT DISCUSSION AND ANALYSIS

Review of Business Operations in 2019	18
Business Analysis	21
Analysis of Specific Items	29
Technological Empowerment and Operations and Services	32
Performance of the Corporate Social Responsibility	34
Future Prospect	34

04 EMBEDDED VALUE

Embedded Value	35

05 SIGNIFICANT EVENTS

Material Litigations or Arbitrations	41
Major Connected Transactions	41
Material Contracts and Their Performance	52
Undertakings	53
Restriction on Major Assets	53
Targeted Poverty Alleviation	53
Others	53

06 CORPORATE GOVERNANCE

Report of the Board of Directors	56
Report of the Board of Supervisors	64
Changes in Ordinary Shares and Shareholders Information	67
Directors, Supervisors, Senior Management and Employees	71
Report of Corporate Governance	86

08 OTHER INFORMATION

Basic Information of the Company	258
Index of Information Disclosure Announcements	261
Definitions and Material Risk Alert	264

China Life Insurance Company Limited    Annual Report 2019

Prelude

Core Competitiveness

Long history and excellent brand	The predecessor of the Company, one of the first batch of enterprises to underwrite insurance business in China, was approved by the Chinese Government for establishment in October 1949, when the People’s Republic of China was founded. After the restructuring and reorganization, the Company was successively listed home and abroad, becoming the first financial insurance enterprise in China triple-listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange. Since its establishment, the Company has played the role of an explorer and pioneer in China’s life insurance industry, and has committed to creating a world-class financial insurance brand. Through long-term and continuous brand building, China Life has become one of the famous and strong brands in the world with growing brand value and influence. As at the end of 2019, the brand of China Life has been selected as one of the “World’s 500 Most Influential Brands” published by World Brand Lab for thirteen consecutive years, ranking 132nd in 2019, and was again ranked 5th on the 2019 (the 16th session) “China’s 500 Most Valuable Brands” list published by World Brand Lab.

Prominent principal business and sound financial strength

The Company sticks to its principal business, further explores the huge potentials of the life insurance market, and maintains its leading position in China’s life insurance market. In 2017, the Company’s gross written premiums exceeded RMB500,000 million, achieving a new record high. Through the long-term development and accumulation, China Life has solid financial strength comparable to world-class enterprises in the world. As at 31 December 2019, the Company’s total assets amounted to RMB3,726,734 million, leading the life insurance industry in China. As one of the largest institutional investors in China, the Company becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. As at the end of 2019, the total market capitalization of the Company was USD124,913 million.

Well- established network and leading technologies	The Company has a sound institutional and services network, with its business outlets and services counters covering both urban and rural areas. As at the end of the Reporting Period, the number of sales force from all channels of the Company was 1.848 million, which forms a unique and powerful distribution and services network in China and through which, the Company becomes the life insurance service provider within the reach of customers. Moreover, the Company implemented the “Technology- driven China Life” development strategy in great depth by adhering to the leading concept of technological innovation, so as to cultivate its first-class operational management, risk control and customer services. The Company strives to establish a customer services system equipped with mobile, intelligent and social features, and leverages technologies to provide convenient insurance services to the public.

Profound and extensive customer base

The Company has an extensive customer base. As at 31 December 2019, the Company had approximately 303 million long-term individual and group life insurance policies, annuity contracts and long-term health insurance policies in force, offering insurance services for more than 500 million customers.

Professional and stable core team	During the long course of its development, the Company has accumulated a wealth of experience in operation and management and has a stable and professional management team that is well versed in the art of management in China’s life insurance market. The Company’s core management team and key personnel comprise those who have in-depth knowledge and understanding of the life insurance market in China, including members of the Company’s senior management, experienced underwriting personnel, insurance actuaries and investment managers. During the Reporting Period, there was no movement of these personnel which might have a material impact on the Company.

China Life Insurance Company Limited    Annual Report 2019

Prelude

Forbes

“2019 Forbes Global 2000”, ranking 105th

21st Century Business Herald

“Assessment and Selection of

the Competitiveness of Asian

Financial Enterprises in the

21st Century”

“2019 Best Life Insurance Company in Asia”

Financial Times

“Gold Medal List of Chinese

Financial Institution”

“Golden Dragon Award – 2019 Best Listed Insurance Company”

National Business Daily

“2019 Assessment and

Selection of Golden Tripod

Award in China”

“Golden Tripod Award in China – 2019 Excellent Life Insurance Company”

Securities Times

“Ark Prize for Insurance Company with High-quality Development in 2019”

“Ark Prize for Targeted Poverty Alleviation of the PRC Insurance Industry in 2019”

Sina Finance

“2019 Assessment and

Selection by Sina Gold Kirin of

the Insurance Industry”

“Best Brand Personal Insurance Company of the Year”

China Life Insurance Company Limited    Annual Report 2019

Prelude

Shanghai Securities News “‘Golden Wealth Management’ for the Year of 2019”

“Annual Insurance Protection Brand Top Award of Golden Wealth Management in 2019”

People’s Daily Online “2019 Assessment and Selection of Craftsmanship Award of the People’s Choice”

“2019 People’s Craftsmanship Service Award”

Jointly published by China.org.cn and Insurance Today “2019 Assessment and Selection of ‘China Tripod’ in the Insurance Industry”

“Annual Best Insurance Brand”

Hexun.com The “17th Financial Annual Champion Awards”

“Influential Insurance Company of the Year”

Data Center Dynamics “Asia Pacific Award”

China Life Hybrid Cloud being awarded by Data Center Dynamics (DCD) the “Annual Hybrid IT Project Award” for the Asia Pacific Region in 2019

Association for Talent Development (ATD) “Excellence in Practice Award”

E-learning Center being awarded by the Association for Talent Development (ATD) the “Excellence in Practice Award”

China Life Insurance Company Limited    Annual Report 2019

Prelude

BUSINESS HIGHLIGHTS

Value of one year's sales
58,698 million
a year-on-year increase of **18.6**%

Gross investment yield
5.24%
a year-on-year increase of **195** BPs

Comprehensive investment yield
7.28%
a year-on-year increase of **418** BPs

Comprehensive solvency ratio
276.53%
an increase of **25.97** percentage points
from the end of 2018

China Life Insurance Company Limited    Annual Report 2019

Prelude

FINANCIAL SUMMARY

MAJOR FINANCIAL DATA AND INDICATORS FOR THE PAST FIVE YEARS

						RMB million
	Under International Financial Reporting Standards (IFRS)
Major Financial Data[1]	2019	2018	Change	2017	2016	2015

For the year ended
Total revenues	729,474	627,419	16.3%	643,355	540,781	507,449
Net premiums earned	560,278	532,023	5.3%	506,910	426,230	362,301
Benefits, claims and expenses	677,690	621,243	9.1%	608,827	522,794	463,492
Insurance benefits and claims expenses	509,467	479,219	6.3%	466,043	407,045	352,219
Profit before income tax	59,795	13,921	329.5%	41,671	23,842	45,931
Net profit attributable to equity holders of the Company	58,287	11,395	411.5%	32,253	19,127	34,699
Net profit attributable to ordinary share holders of the Company	57,893	11,011	425.8%	31,873	18,741	34,514
Net cash inflow/(outflow) from operating activities	286,032	147,552	93.9%	200,990	89,098	(18,811)

As at 31 December
Total assets	3,726,734	3,254,403	14.5%	2,897,591	2,696,951	2,448,315
Investment assets[2]	3,573,154	3,104,014	15.1%	2,753,124	2,573,049	2,334,814
Total liabilities	3,317,392	2,931,113	13.2%	2,572,281	2,389,303	2,122,101
Total equity holders’ equity	403,764	318,371	26.8%	320,933	303,621	322,492

Per share (RMB)
Earnings per share (basic and diluted)[3]	2.05	0.39	425.8%	1.13	0.66	1.22
Equity holders’ equity per share[3]	14.28	11.26	26.8%	11.35	10.74	11.41
Ordinary share holders’ equity per share[3]	14.01	10.99	27.5%	11.08	10.47	11.13
Net cash inflow/(outflow) from operating activities per share[3]	10.12	5.22	93.9%	7.11	3.15	(0.67)

Major financial ratios
Weighted average ROE (%)	16.47	3.54	increase of 12.93 percentage points	10.49	6.16	11.56
Ratio of assets and liabilities[4] (%)	89.02	90.07	decrease of 1.05 percentage points	88.77	88.59	86.68
Gross investment yield[5] (%)	5.24	3.29	increase of 1.95 percentage points	5.16	4.69	6.42

China Life Insurance Company Limited    Annual Report 2019

Prelude

Notes:

1.	Net profit refers to net profit attributable to equity holders of the Company, while equity holders’ equity refers to equity attributable to equity holders of the Company.
2.

Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Derivative Financial Assets + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted + Investment properties + Investments in associates and joint ventures

3.

In calculating the percentage change of the “Earnings per share (basic and diluted)”, “Equity holders’ equity per share”, “Ordinary share holders’ equity per share” and “Net cash inflow/(outflow) from operating activities per share”, the tail differences of the basic figures have been taken into account.

4.	Ratio of assets and liabilities = Total liabilities/Total assets
5.

Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)

China Life Insurance Company Limited    Annual Report 2019

Prelude

MAJOR ITEMS OF THE CONSOLIDATED FINANCIAL STATEMENTS AND THE REASONS FOR CHANGE

				RMB million
Major Items of the Consolidated Statement of Financial Position	As at 31 December 2019	As at 31 December 2018	Change	Main Reasons for Change

Term deposits	535,260	559,341	-4.3%	Due to the maturity of term deposits
Held-to-maturity securities	928,751	806,717	15.1%	An increase in the allocation of government bonds
Available-for-sale securities	1,058,957	870,533	21.6%	An increase in the allocation of stocks in available-for-sale securities
Securities at fair value through profit or loss	141,608	138,717	2.1%	An increase in the fair value of stocks in securities at fair value through profit or loss
Securities purchased under agreements to resell	4,467	9,905	-54.9%	The needs for liquidity management
Cash and cash equivalents	53,306	50,809	4.9%	The needs for liquidity management
Loans	608,920	450,251	35.2%	An increase in policy loans and certificates of deposit
Investment properties	12,141	9,747	24.6%	New investments in investment properties
Investments in associates and joint ventures	222,983	201,661	10.6%	An increase in investments in associates and joint ventures
Deferred tax assets	128	1,257	-89.8%	Affected by an increase in the fair value of available-for-sale securities
Insurance contracts	2,552,736	2,216,031	15.2%	The accumulation of insurance liabilities from new policies and renewals
Investment contracts	267,804	255,434	4.8%	An increase in the scale of universal insurance accounts
Securities sold under agreements to repurchase	118,088	192,141	-38.5%	The needs for liquidity management
Annuity and other insurance balances payable	51,019	49,465	3.1%	—
Interest-bearing loans and other borrowingsNote	20,045	20,150	-0.5%	—
Bonds payable	34,990	—	N/A	Issuance of capital supplemental bonds during the Reporting Period
Deferred tax liabilities	10,330	—	N/A	Affected by an increase in the fair value of available-for-sale securities
Equity holders’ equity	403,764	318,371	26.8%	Due to the combined impact of total comprehensive income and profit distribution during the Reporting Period

Note:

Interest-bearing loans and other borrowings include a three-year bank loan of EUR67 million with a maturity date on 18 January 2021, a five-year bank loan of GBP275 million with a maturity date on 25 June 2024, a five-year bank loan of USD860 million with a maturity date on 16 September 2024, and a six-month bank loan of EUR127 million with a maturity date on 11 January 2020 which is automatically renewed upon maturity pursuant to the terms of the agreement. All the above are fixed rate loans. A five-year bank loan of USD970 million with a maturity date on 27 September 2024, a three-year loan of EUR400 million with a maturity date on 6 December 2020, and a one-year bank loan of USD18 million with a maturity date on 6 November 2020, which are floating rate loans.

China Life Insurance Company Limited    Annual Report 2019

Prelude

For the year ended 31 December				RMB million
Major Items of the Consolidated Statement of Comprehensive Income	2019	2018	Change	Main Reasons for Change
Net premiums earned	560,278	532,023	5.3%	—
Life insurance business	445,719	436,863	2.0%	Due to the steady growth of life insurance business
Health insurance business	99,575	80,279	24.0%	The expansion of health insurance business by the Company
Accident insurance business	14,984	14,881	0.7%	—
Investment income	139,919	125,167	11.8%	An increase in interest income from fixed-maturity investments and dividends from stocks
Net realised gains on financial assets	1,831	(19,591)	N/A	An increase in spread income of stocks and funds in available-for-sale securities
Net fair value gains through profit or loss	19,251	(18,278)	N/A	An increase in spread income and fair value of stocks in securities at fair value through profit or loss
Share of net profit of associates and joint ventures	8,011	7,745	3.4%	An increase in profits of certain associates
Other income	8,195	8,098	1.2%	—
Insurance benefits and claims expenses	509,467	479,219	6.3%	Due to a combined impact of the growth of insurance business and a decrease in maturities payments and surrender payments
Investment contract benefits	9,157	9,332	-1.9%	—
Policyholder dividends resulting from participation in profits	22,375	19,646	13.9%	An increase in investment yield from the participating accounts
Underwriting and policy acquisition costs	81,396	62,705	29.8%	An increase in commissions of regular business due to the growth of the Company’s business and the optimization of its business structure
Finance costs	4,255	4,116	3.4%	An increase in interest paid for bonds payables
Administrative expenses	40,275	37,486	7.4%	The growth of business
Income tax	781	1,985	-60.7%	The impact from the new policy on pre-tax deduction of underwriting and policy acquisition costs
Net profit attributable to equity holders of the Company	58,287	11,395	411.5%	Due to an increase in gross investment income and the impact from the new policy on pre-tax deduction of underwriting and policy acquisition costs

China Life Insurance Company Limited    Annual Report 2019

Chairman’s Statement

CHAIRMAN’S STATEMENT

The year of 2019 marked the 70th anniversary1 of the founding of China Life, and also the beginning of “China Life Revitalization”. In this inspiring springtime, I, on behalf of the Company’s board of directors (the “Board”), hereby report to shareholders and the public on the Company’s operating results for the year of 2019. 2019 was a truly remarkable year for us, when the external environment was complicated and ever-changing, and the insurance industry saw accelerated transformation. In the face of new development and consumption trends, the Company has always kept pace with the development of the times as well as demands from customers. With new development philosophy guiding new practices, we have embarked on the journey of “China Life Revitalization” and pursued high-quality development with concerted efforts.

In the year of 2019, net profit attributable to equity holders of the Company amounted to RMB58,287 million, an increase of 411.5% year on year. Value of one year’s sales of the Company reached RMB58,698 million, an increase of 18.6% year on year, significantly leading the market. The core solvency ratio and comprehensive solvency ratio were 266.71% and 276.53%, respectively. The Company has been listed on the “Forbes Global 2000” for 16 consecutive years, ranking 105th in 2019. Based on the Company’s sound operating performance, the Board has proposed to distribute a final cash dividend of RMB0.73 per share (inclusive of tax) and such proposal will be submitted to the 2019 Annual General Meeting for review and discussion.

All these achievements embodied devotion, dedication and hard work of all the staff and sales teams of the Company, and demonstrated the precious splendor, spirit and strength of China Life. Over the past year, we adhered to the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing services and guarding against risks” and took “Dual Centers and Dual Focuses” as our strategic core, making new strides in shouldering corporate social responsibility, quality development, technology empowerment, reform and transformation, and risk prevention and control.

[1]  The predecessor of the Company, one of the first batch of enterprises to underwrite insurance business in China, was approved by the Chinese Government for establishment in October 1949, when the People’s Republic of China was founded. In 1996, in compliance with the separate operation regulation, Zhong Bao Life Insurance Company was established to focus on life insurance business. In 1999, Zhong Bao Life Insurance Company was renamed as China Life Insurance Company. In 2003, China Life Insurance Company accelerated its reform and development and was restructured into China Life Insurance (Group) Company, which founded the Company as a sole promoter.

China Life Insurance Company Limited    Annual Report 2019

Chairman’s Statement

We firmly committed to serving the society and shouldering social responsibilities for the interest of the public. The Company gave full play to the functions of insurance as an economic “shock absorber” and social “stabilizer”, and underwrote an insured sum of RMB397 trillion for the public on a cumulative basis, with the total claims payment of more than RMB120 billion. It actively carried out policy-oriented businesses such as supplementary major medical expenses insurance and medical insurance administration projects, which helped improve basic social medical insurance protection and service level and significantly alleviated the illness-related poverty. The Company targeted to the specific insurance needs of poverty-stricken people, and made claims payment of nearly RMB3 billion to poverty-stricken people in relation to supplementary major medical expenses insurance protection. In 2019, the Company gave support to the targeted poverty alleviation work, helping nearly 87,000 poverty-stricken people be lifted from poverty. The Company proactively aligned its needs for development with national strategies. Leveraging on the leading role and demonstration effect of insurance funds, it actively participated in the country’s major development strategies including those for the coordinated development of the Beijing-Tianjin-Hebei Region, the construction of the Xiong’an New Area, the integrated development along the Yangtze River Delta, and the building of the Guangdong-Hong Kong-Macao Greater Bay Area, and took multiple measures to promote the coordinated development of regional economies. The Company also led the investment in the hydropower development project in the upper reaches of the Yellow River in Qinghai Province, participated in the mixed ownership reform of state-owned enterprises, and promoted the sustainable and healthy development of green industries.

We adhered to the concept of value-oriented development and realised consistent improvement in our development quality. We strengthened the asset-liability management and further promoted the synergy between assets and liabilities. The Company continuously consolidated the development foundation, took active measures to increase the volume of value-oriented business while enhancing the profitability of scale business. The Company’s gross written premiums exceeded RMB560 billion, maintaining a leading position in the market, and the growth of value of one year’s sales was substantially higher than that of its peers, representing the coordinated growth of business value and scale. By sticking to the protection role of insurance, the Company further optimized its business structure, with its long-term regular premiums growing over 40% year on year, and the percentage of premiums from designated protection-oriented products in the first-year regular premiums rising by 8.6 percentage points year on year. The Company allocated to yield seeking assets with long duration while grasping the short-term opportunities of the market, the gross investment income registered RMB169,043 million, representing a significant increase year on year, and the gross investment yield was 5.24%. The comprehensive investment yield2 was 7.28%, representing an increase of 418 BPs from 2018. Besides, the total number of the Company’s sales force amounted to 1.848 million, and the size of the sales force was expanded with improved quality. The monthly average productive agents increased by 34.9% year on year. Both the quality and size of the Company’s sales force improved against the downward trend, and a new-type sales team was established.

We continued to deepen technological empowerment, which comprehensively enhanced our sales and services. The Company kicked off the three-year action plan for the “Technology-driven China Life” initiative, actively applying technologies, such as AI, Big Data and Internet of Things, to empower the whole insurance value chain, pushed forward the upgrade of customer-oriented sales model, and stepped up efforts in providing one-stop integrated financial and insurance services for customers. The Company improved the whole chain of services, accelerated the building of the “One Customer, One China Life” platform, further transformed and upgraded its operations and services by promoting integrated, intelligent and ecological operations and services, and built up an “Insurance Plus” ecosystem. The Company further improved the customer experience and introduced intelligent underwriting and intelligent customer service systems. The paperless policy application rate for individual customers reached 97.8%, and the number of claims settled automatically in the whole process exceeded 10 million. The Company’s service efficiency was increased significantly with the digitalized service supply system being further optimized.

[2]

Comprehensive investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognised in other comprehensive income)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)

China Life Insurance Company Limited    Annual Report 2019

Chairman’s Statement

We continued to reform and innovate, which boosted vigorous driving forces for our development. The Company steadily carried out the “Dingxin Project”, upheld the concept of a “strong headquarters, streamlined provincial branches, optimized city branches and invigorated field offices”, and a development system of “Yi Ti Duo Yuan” was initially formed, featuring a strengthened individual agent channel with an emphasis on its core role of value creation in coordination with the development of group insurance, bancassurance and health insurance. By focusing on the value chain, the Company reconstructed a market-oriented and professional investment management system. It sped up the integration of front, middle and back offices and initially built an integrated intelligent operational system and a precise financial resource allocation system. It also optimized and improved the assessment and evaluation of management personnel, adopting market-oriented mechanism in talent selection and recruitment. Keeping in step with the national and regional development strategies, the Company vigorously pushed forward business revitalization in key cities, and built the new organizations, new mechanisms, new teams and new systems to cater to the urban market. The Company also implemented the “Gorgeous Counties, Happy Villages” project to consolidate its competitive strengths in rural markets of strategic importance, and generated more sources of growth from the grassroots branches of the Company.

We continued to strengthen our capability in risk control and prevention, and firmly held onto the bottom line of risks. The Company constantly improved the top-level design for risk management and control, improved the risk management system and the risk preference transmission mechanism, completed a closed loop of risk management and control covering all links of its value chain and all aspects of operation and management, and established a comprehensive risk control model with full staff participation and whole process management. The Company carried out in-depth risk inspections, comprehensively prevented and controlled key risks, strengthened the technology empowerment in risk management and control, continued to build the intelligent risk control system, and achieved more accurate prevention and control of fraud risks and money laundering risks.

After the outbreak of COVID-19 in early 2020, the Company took immediate actions in providing insurance protection, donating epidemic prevention supplies, and offering health-related insurance services, etc. The Company expanded the scope of insurance coverage of its current products, upgraded claims settlement services, and improved online services. It provided complimentary insurance protection for over 2.48 million people fighting on the front line of the epidemic. While serving the national battle against the outbreak, the Company leveraged on the achievements of “Technology-driven China Life” to enrich a variety of insurance products sold online, innovate online sales team management model, conduct sales online, and strengthen remote service capabilities, so as to secure the sales force management and business operation in an orderly manner, and provide comprehensive protection for the customers’ rights.

China Life Insurance Company Limited    Annual Report 2019

Chairman’s Statement

Looking ahead, we firmly believe that the Chinese economy will maintain its long-term sound development and its high-quality growth fundamentals remain unchanged, and that the domestic insurance industry is still at an important stage full of strategic opportunities. In 2020, we will continue to pursue high-quality development, stick to value creation during the whole process of the Company’s reform and development, and make concrete progress with “China Life Revitalization”. We will vigorously push forward the market-oriented reforms, accelerate the implementation of the “Dingxin Project”, speed up the digitalization process in business operation, enhance the application of digital technologies in sales, services and management, and strengthen the application of technological empowerment in sales, services and business operation. We will speed up the integration of service platforms, and shape the Company’s operation and services to be more integrated, intelligent and ecological. We will also strengthen risk management and control, strive to prevent major risks, enhance asset-liability management, implement “Environmental, Social and Governance (ESG)” concept, and advance our corporate governance.

“Many a little makes a mickle.” The Company will continue to uphold its original aspiration of “Protecting People’s Good Life”, revitalize China Life, forge ahead with the reform initiatives, and strive to create value for our shareholders, customers and society, making unremitting efforts to promote the high-quality development of the Chinese insurance industry, build a moderately prosperous society in all respects, and realise the first centenary goal of the country.

By Order of the Board Wang Bin Chairman

Beijing, China 25 March 2020

China Life Insurance Company Limited    Annual Report 2019

Chairman’s Statement

CHINA LIFE REVITALIZATION

DINGXIN PROJECT

Principles

Strong headquarters, streamlined provincial branches, optimized city branches and invigorated field offices

One Goal

Build a vibrant organizational structure to achieve the goal of revitalizing China Life

Two Focuses

Create a strengthened individual agent channel in coordination with other channels (Yi Ti Duo Yuan) and a market-oriented investment management system

“Yi Ti” refers to the strengthened individual agent channel by upgrading the general team and consolidating the upsales, insurance planners and tele-sales teams for enhanced value creation; “Duo Yuan” refers to the operation of business through bancassurance, group and health insurance channels so as to form effective synergy with individual agent channel, and consolidate market leading position.

Two Engines

Establish market-oriented incentive and talent development mechanisms and optimize the models of technological development

Two Supports

Integrated intelligent operational system and precise financial resource allocation system

China Life Insurance Company Limited    Annual Report 2019

Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF BUSINESS OPERATIONS IN 2019

In 2019, despite the complicated situation of increased risks and challenges at home and abroad, the Company concentrated on the strategic goal of “China Life Revitalization” with “Dual Centers and Dual Focuses” as its strategic core, adhered to the overall keynote of making steady progress, and upheld the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing services, and guarding against risks”. The Company accelerated the establishment of a development system of “Yi Ti Duo Yuan” with strengthened individual agent channel in coordination with other channels as well as a market-oriented investment management system, strengthened technological empowerment, focused on the transformation of sales and the development of protection-oriented business, reformed its sales models, investment and services systems, constantly improved the efficiency of risk prevention and control, and achieved the coordinated growth of business scale and value.

During the Reporting Period, the Company’s gross written premiums amounted to RMB567,086 million, an increase of 5.8% year on year, maintaining its industry leadership position. As at 31 December 2019, embedded value of the Company reached RMB942,087 million, an increase of 18.5% from the end of 2018. Value of one year’s sales was RMB58,698 million, an increase of 18.6% year on year. During the Reporting Period, the Company continued to enhance the asset-liability management, and its gross investment income reached RMB169,043 million, a significant increase of 77.7% from 2018. Due to an increase in gross investment income and the impact from the new policy on pre-tax deduction of underwriting and policy acquisition costs, net profit attributable to equity holders of the Company was RMB58,287 million, an increase of 411.5% year on year. As at the end of the Reporting Period, the core solvency ratio and the comprehensive solvency ratio were 266.71% and 276.53%, respectively.

China Life Insurance Company Limited    Annual Report 2019

Management Discussion and Analysis

Key Performance Indicators of 2019

		RMB million
	2019	2018
Gross written premiums	567,086	535,826
Premiums from new policies	181,289	171,148
Including: First-year regular premiums	109,416	104,419
First-year regular premiums with a payment duration of ten years or longer	59,168	41,635
Renewal premiums	385,797	364,678
Gross investment income	169,043	95,148
Net profit attributable to equity holders of the Company	58,287	11,395
Value of one year’s sales[1]	58,698	49,511
Including: Exclusive individual agent channel	52,189	42,839
Bancassurance channel	6,288	6,357
Group insurance channel	221	314
Policy Persistency Rate (14 months) [2] (%)	86.80	91.10
Policy Persistency Rate (26 months) [2] (%)	85.90	86.00
	As at	As at
	31 December 2019	31 December 2018
Embedded value	942,087	795,052
Number of long-term in-force policies (hundred million)	3.03	2.85

Notes:

1.	Numbers may not be additive due to rounding.
2.

The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

China Life Insurance Company Limited    Annual Report 2019

Management Discussion and Analysis

During the Reporting Period, with a commitment to high-quality development, the Company achieved a rapid growth in its business value. Value of one year’s sales of the Company was RMB58,698 million, an increase of 18.6% year on year. The new business margin of one year’s sales of the exclusive individual agent channel and the bancassurance channel increased by 3.2 and 5.1 percentage points year on year, respectively. As at 31 December 2019, embedded value of the Company reached RMB942,087 million, increasing by 18.5% from the end of 2018. The surrender rate[3] was 1.89%, a decrease of 2.80 percentage points year on year.

During the Reporting Period, the Company vigorously developed its long-term regular business and its business structure was further optimized. First-year regular premiums amounted to RMB109,416 million, which accounted for 97.89% of long-term first-year premiums, increasing by 7.73 percentage points year on year. In particular, first-year regular premiums with a payment duration of ten years or longer were RMB59,168 million (a year-on-year increase of 42.1%), which accounted for 54.08% of the first-year regular premiums (a year-on-year increase of 14.21 percentage points). Renewal premiums amounted to RMB385,797 million (a year-on-year increase of 5.8%), which accounted for 68.03% of the gross written premiums.

During the Reporting Period, the Company emphasized its due role of insurance protection, and made great efforts to develop protection-oriented business. The Company accelerated the development of protection-oriented businesses and further diversified its product mix. Out of the top ten insurance products by first-year regular premiums, six were protection-oriented products. The percentage of premiums from designated protection-oriented insurance business in the first-year regular premiums rose by 8.6 percentage points year on year, with an increase in both the number of protection-oriented insurance policies and average premiums per policy.

During the Reporting Period, the Company achieved significant increase in investment income by constantly enhancing the asset-liability management and optimizing its asset allocation strategies. The Company recorded a gross investment income of RMB169,043 million, a year-on-year increase of 77.7% from 2018.

In 2019, the Company kicked off the “Dingxin Project” under the guidance of “China Life Revitalization” strategy with “Dual Centers and Dual Focuses” as its strategic core. As at the end of the Reporting Period, the Company completed the optimization of its organizational structure

[3]   Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

China Life Insurance Company Limited    Annual Report 2019

Management Discussion and Analysis

and personnel adjustments and actively explored and established an organizational model and mechanism in line with the Company’s strategy. In terms of sales function, a development system of “Yi Ti Duo Yuan” was initially formed, which featured a strengthened individual agent channel at the core of value creation. The Company integrated all sales resources for individual insurance business and consolidated the bancassurance channel’s insurance planners, tele-sales and agent channel’s upsales teams. By separately managing and operating the general agent team and the new upsales team, which were both supported by the four functions of individual insurance planning, individual insurance operation, training and integrated finance functions, the Company deepened the transformation and upgrade of individual insurance business. In the development of the diversification (“Duo Yuan”) system, the Company reinforced and improved the existing advantages of the other channels. The group insurance channel focused on the development of its professional operation capacity. The bancassurance channel would generate business through bank outlets, properly coordinate growth in business scale and value, and optimize its business structure. The health insurance channel focused on professional development. In terms of the investment function, the Company further improved its top-down investment management system in line with the investment value creation chain, including strategic asset allocation, tactical asset allocation, investment management, strengthened risk management in all aspects and investment operation support. In terms of operations, the Company accelerated the integration of front, middle, and back offices, gradually established an integrated intelligent operational system and a precise financial resource allocation system, and started to set up an operation and financial sharing service center. Based on the completion of its organizational restructuring in 2019, the Company will continue to push forward the “Dingxin Project” reforms, further improve its operational and management capabilities, and further promote reform and transformation in sales, investment, product, operations, technology, and human resources.

BUSINESS ANALYSIS

Insurance Business

Gross written premiums categorized by business

For the year ended 31 December			RMB million
	2019	2018	Change
Life Insurance Business	446,562	437,540	2.1%
First-year business	100,674	106,212	-5.2%
First-year regular	98,342	94,834	3.7%
Single	2,332	11,378	-79.5%
Renewal business	345,888	331,328	4.4%
Health Insurance Business	105,581	83,614	26.3%
First-year business	66,213	50,705	30.6%
First-year regular	11,000	9,430	16.6%
Single	55,213	41,275	33.8%
Renewal business	39,368	32,909	19.6%
Accident Insurance Business	14,943	14,672	1.8%
First-year business	14,402	14,231	1.2%
First-year regular	74	155	-52.3%
Single	14,328	14,076	1.8%
Renewal business	541	441	22.7%

Total	567,086	535,826	5.8%

Note:	Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, by further improving its business structure, gross written premiums from the life insurance business of the Company amounted to RMB446,562 million, rising by 2.1% year on year; gross written premiums from the health insurance business reached RMB105,581 million, rising by 26.3% year on year; and gross written premiums from the accident insurance business were RMB14,943 million, a year-on-year increase of 1.8%.

China Life Insurance Company Limited    Annual Report 2019

Management Discussion and Analysis

Gross written premiums categorized by channel

For the year ended 31 December	2019	RMB million 2018
Exclusive Individual Agent Channel	436,621	408,278
First-year business of long-term insurance	84,142	79,513
First-year regular	83,865	79,241
Single	277	272
Renewal business	336,676	316,930
Short-term insurance business	15,803	11,835
Bancassurance Channel	70,060	76,841
First-year business of long-term insurance	23,851	31,881
First-year regular	23,820	23,239
Single	31	8,642
Renewal business	44,623	43,785
Short-term insurance business	1,586	1,175
Group Insurance Channel	28,846	26,404
First-year business of long-term insurance	3,018	3,487
First-year regular	968	1,004
Single	2,050	2,483
Renewal business	1,995	1,649
Short-term insurance business	23,833	21,268
Other Channels[1]	31,559	24,303
First-year business of long-term insurance	763	937
First-year regular	763	935
Single	—	2
Renewal business	2,503	2,314
Short-term insurance business	28,293	21,052

Total	567,086	535,826

Notes:

1.	Other channels mainly include supplementary major medical expenses insurance business, tele-sales, online sales, etc.
2.

The Company’s channel premium breakdown was presented based on the separate groups of sales personnel including exclusive individual agent team, group insurance sales representatives, bancassurance sales team and other distribution channels.

In 2019, by consistently focusing on business value growth and accelerating reform and transformation, the Company’s core businesses developed at a faster speed with its value of one year’s sales rising significantly. With its sales force expanding steadily, quality of the sales force improved constantly. As at the end of 2019, the total number of the Company’s sales force reached 1.848 million.

Exclusive Individual Agent Channel. In 2019, focusing on business value growth, the exclusive individual agent channel deepened transformation and upgrade in its sales management, prioritized the growth of protection-oriented business, reinforced coordinated development of business, sales force and day-to-day management, and achieved coordinated growth of business scale and value, with its new business margin of one year’s sales

China Life Insurance Company Limited    Annual Report 2019

Management Discussion and Analysis

increasing significantly. During the Reporting Period, gross written premiums from the exclusive individual agent channel amounted to RMB436,621 million, an increase of 6.9% year on year. First-year regular premiums from the channel were RMB83,865 million, an increase of 5.8% year on year, which accounted for 99.67% of first-year premiums of long-term insurance. In particular, the percentage of first-year regular premiums with a payment duration of ten years or longer in first-year regular premiums was 62.24%, an increase of 15.89 percentage points year on year. Renewal premiums amounted to RMB336,676 million, an increase of 6.2% year on year. New business margin of one year’s sales of the channel reached 45.3%, a year-on-year increase of 3.2 percentage points. In 2019, the sales force of the channel was improved in both quantity and quality, which substantially drove business growth. As at the end of 2019, the number of exclusive individual agents was 1.613 million, an increase of 12.1% from the end of 2018. The quality of the sales force was improved constantly, with the number of monthly average productive agents increasing by 34.9% year on year and the monthly average number of agents selling designated protection-oriented products increasing by 43.8% year on year. As at the end of 2019, the number of upsales agents which were included in the exclusive individual agents reached 577,000, an increase of 42.1% from the end of 2018, outpacing the growth of the exclusive individual agent force as a whole. In 2019, the day-to-day management of the channel was strengthened significantly, with various day-to-day management indicators being improved.

First-year regular premiums from

exclusive individual agent channel (RMB million)

Bancassurance Channel. In 2019, with an emphasis on regular premium business, the bancassurance channel furthered its business restructuring, with its new business margin of one year’s sales of the channel rising constantly. During the Reporting Period, gross written premiums from the bancassurance channel amounted to RMB70,060 million, a decrease of 8.8% year on year. First-year regular premiums were RMB23,820 million, an increase of 2.5% year on year. In particular, first-year regular premiums with a payment duration of ten years or longer were RMB5,925 million (a year-on-year increase of 47.2%), accounting for 24.87% of the first-year regular premiums, a year-on-year increase of 7.55 percentage points. New business margin of one year’s sales of the channel reached 23.8%, increasing by 5.1 percentage points year on year. Renewal premiums amounted to RMB44,623 million (a year-on-year increase of 1.9%), accounting for 63.69% of the gross written premiums from this channel, a year-on-year increase of 6.71 percentage points. As at the end of 2019, as a result of strengthening its sales team management and improving sales force quality, the number of sales representatives of the bancassurance channel was 166,000, with the monthly average active insurance planners for long-term business increasing by 36.1% year on year.

First-year regular premiums

from bancassurance channel (RMB million)

China Life Insurance Company Limited    Annual Report 2019

Management Discussion and Analysis

Group Insurance Channel. In 2019, the group insurance channel consistently deepened business diversification, stepped up efforts to expand key business segments, and achieved rapid development of various businesses. During the Reporting Period, gross written premiums from the group insurance channel were RMB28,846 million, an increase of 9.2% year on year. Short-term insurance premiums from the channel were RMB23,833 million, an increase of 12.1% year on year. The Company actively carried out the pilot program of tax deferred pension insurance business and consistently promoted the tax-advantaged health insurance business. With stricter performance appraisal and seeking for quality enhancement of its sales team, the number of direct sales representatives was 65,500 as at the end of 2019, among which, the number of high-performance representatives reached 45,000.

Other Channels. In 2019, gross written premiums from other channels reached RMB31,559 million, an increase of 29.9% year on year. The Company actively developed policy-oriented health insurance businesses, including supplementary major medical expenses insurance, long-term care insurance and supplementary medical insurance for social security, which consistently led the market. As at the end of the Reporting Period, the Company carried out over 230 supplementary major medical expenses insurance programs, providing services to nearly 400 million people in 31 provinces and cities. It also provided supplementary medical insurance protection for social security in 15 provinces, serving 38 million people, undertook over 600 medical insurance administration projects, covering more than 100 million people, and offered long-term care insurance protection for more than 13 million people. In 2019, the Company saw a faster growth in its online sales business. The Company emphasized product innovation, reinforced quality management and guarded against business risk. To optimize customer experience, the Company provided quick and convenient ways for online insurance application and diversified online services to insurance customers via various models, including direct sales on the Company’s official website, integration of both online and offline sales, and collaboration with platform resources.

The Company actively consolidated internal and external ecological resources, steadily pushed forward its coordinated business development with other subsidiaries of CLIC, carried out market expansion and widened customer base through the strategy of “One Customer, One-stop Service”. In 2019, premiums from property insurance cross-sold by the Company increased by 9.4% year on year, whereas new bids of enterprise annuity funds and pension security products of Pension Company cross-sold by the Company grew by 26.7% year on year. Meanwhile, the Company entrusted CGB to sell bancassurance products, with first-year regular premiums for 2019 increasing by 52.8% year on year. The number of new debit cards and credit cards jointly issued by the Company and CGB during the year exceeded one million, which demonstrated the synergy effects of platform operation, positive interaction and mutual benefits to both companies.

China Life Insurance Company Limited    Annual Report 2019

Management Discussion and Analysis

Analysis of major insurance products

Top five insurance products in terms of gross written premium

For the year ended 31 December				RMB million
Insurance product	Gross written premium	Standard premiums from new policies [1]	Major sales channel	Surrenders
China Life Xin Fu Ying Jia Annuity Insurance	37,024	—	Mainly through the channel of exclusive individual agents	586
China Life Xin Xiang Jin Sheng Annuity Insurance (Type A)	36,345	10,948	Mainly through the channel of exclusive individual agents	140
China Life Supplementary Major Medical Expenses Insurance for Rural and Urban Citizens (Type A)	25,757	25,757	Through other channels	—
China Life Hong Fu Zhi Zun Annuity Insurance (participating insurance)	21,429	—	Mainly through the channel of exclusive individual agents	503
China Life Xin Ru Yi Annuity Insurance (platinum version)	21,276	—	Mainly through the channel of exclusive individual agents	504

Notes:

1.

Standard premiums were calculated in accordance with the calculation methods set forth in the “Notice on Establishing the Industry Standard of Standard Premiums in the Life Insurance Industry” (Bao Jian Fa [2004] No. 102) and the “Supplementary Notice of the ‘Notice on Establishing the Industry Standard of Standard Premiums in the Life Insurance Industry’” (Bao Jian Fa [2005] No. 25) of the former China Insurance Regulatory Commission.

2.

China Life Xin Fu Ying Jia Annuity Insurance, China Life Hong Fu Zhi Zun Annuity Insurance (participating insurance) and China Life Xin Ru Yi Annuity Insurance (platinum version) have been replaced by their upgraded products and are no longer on sale, and the gross written premiums are recorded as renewal premiums.

Top three insurance products in terms of net increase in investment contract

For the year ended 31 December			RMB million
Insurance product	Net increase in investment contract	Major sales channel	Surrender value
China Life Xin Account Endowment Insurance (universal type) (exclusive version)	10,107	Mainly through the channel of exclusive individual agents	157
China Life Xin Account Endowment Insurance (universal type) (diamond version)	7,598	Mainly through the channel of exclusive individual agents	349
China Life Jin Account Endowment Insurance (universal type)	3,385	Mainly through the channel of exclusive individual agents	134

China Life Insurance Company Limited    Annual Report 2019

Management Discussion and Analysis

Insurance contracts

			RMB million
	As at 31 December 2019	As at 31 December 2018	Change
Life insurance	2,385,407	2,081,822	14.6%
Health insurance	158,800	125,743	26.3%
Accident insurance	8,529	8,466	0.7%

Total of insurance contracts	2,552,736	2,216,031	15.2%

Including: residual margin Note	768,280	684,082	12.3%

Note:

The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative. The growth of residual margin arises mainly from new business.

As at the end of the Reporting Period, the reserves of insurance contracts of the Company increased by 15.2% from the end of 2018, which is primarily due to the accumulation of insurance liabilities from new policies and renewal business. As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the adequacy test.

Analysis of claims and policyholder benefits

			RMB million
For the year ended 31 December	2019	2018	Change
Insurance benefits and claims expenses	509,467	479,219	6.3%
Life insurance business	427,673	412,876	3.6%
Health insurance business	75,471	59,689	26.4%
Accident insurance business	6,323	6,654	-5.0%
Investment contract benefits	9,157	9,332	-1.9%
Policyholder dividends resulting from participation in profits	22,375	19,646	13.9%

During the Reporting Period, insurance benefits and claims expenses rose by 6.3% year on year due to an increase in reserves for insurance liabilities. In particular, health insurance business rose by 26.4% year on year due to health insurance business growth. Investment contract benefits declined by 1.9% year on year due to a decrease in the settlement interest rate of universal insurance accounts. Policyholder dividends resulting from participation in profits increased by 13.9% year on year due to an increase in investment yield from participating account.

Analysis of underwriting and policy acquisition costs and other expenses

			RMB million
For the year ended 31 December	2019	2018	Change
Underwriting and policy acquisition costs	81,396	62,705	29.8%
Finance costs	4,255	4,116	3.4%
Administrative expenses	40,275	37,486	7.4%
Other expenses	9,602	7,642	25.6%
Statutory insurance fund contribution	1,163	1,097	6.0%

During the Reporting Period, underwriting and policy acquisition costs rose by 29.8% year on year due to an increase in the commissions of regular business resulting from the Company’s enhanced efforts in business restructuring. Administrative expenses increased by 7.4% year on year as a result of business growth.

China Life Insurance Company Limited    Annual Report 2019

Management Discussion and Analysis

Investment Business

In 2019, the global economic growth slowed down synchronously, with repeated trade frictions becoming the biggest disturbance factor. The growth of domestic economy slightly slowed down but generally remained stable. The interest rate of the domestic bond market fluctuated and declined within a narrow range, and the stock market saw a significant rise compared to the beginning of 2019. The Company constantly reinforced its asset-liability management and increased the allocation in yield seeking assets and strategic assets. In respect of fixed-income investment, the Company optimized the portfolio structure and accumulated assets with long duration. While grasping opportunities to allocate to traditional fixed-income assets with long duration, it increased allocation to non-standard financial assets and bank capital replenishment instruments, etc. As a result, the Company’s investment yields were increased while the credit risk was strictly controlled. In respect of its open market equity investment, the Company achieved satisfactory investment returns through effectively implementing tactical allocations, carrying out rebalancing as appropriate and optimizing the structure of equity holdings. As at the end of the Reporting Period, the Company’s investment assets reached RMB3,573,154 million, an increase of 15.1% from the end of 2018.

Investment portfolios

As at the end of the Reporting Period, our investment assets categorized by investment object are set out as below:

			RMB million
	As at 31 December 2019		As at 31 December 2018
Investment category	Amount	Percentage	Amount	Percentage
Fixed-maturity financial assets	2,674,261	74.85%	2,407,236	77.55%
Term deposits	535,260	14.98%	559,341	18.02%
Bonds	1,410,564	39.48%	1,309,831	42.20%
Debt-type financial products[1]	415,024	11.62%	351,277	11.32%
Other fixed-maturity investments[2]	313,413	8.77%	186,787	6.01%
Equity financial assets	605,996	16.95%	424,656	13.68%
Common stocks	276,604	7.74%	178,710	5.76%
Funds[3]	118,450	3.31%	106,271	3.42%
Bank wealth management products	32,640	0.91%	32,854	1.06%
Other equity investments[4]	178,302	4.99%	106,821	3.44%
Investment properties	12,141	0.34%	9,747	0.31%
Cash and others[5]	57,773	1.62%	60,714	1.96%
Investments in associates and joint ventures	222,983	6.24%	201,661	6.50%

Total	3,573,154	100.00%	3,104,014	100.00%

Notes:

1.

Debt-type financial products include debt investment schemes, equity investment plans, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

2.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, and interbank certificates of deposit, etc.
3.

Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 31 December 2019 and 31 December 2018 were RMB1,829 million and RMB4,635 million, respectively.

4.	Other equity investments include private equity funds, unlisted equities, preference shares, and equity investment plans, etc.
5.	Cash and others include cash, cash at banks, short-term deposits and securities purchased under agreements to resell, etc.

China Life Insurance Company Limited    Annual Report 2019

Management Discussion and Analysis

As at the end of the Reporting Period, among the major types of investments, the percentage of investment in bonds changed to 39.48% from 42.20% as at the end of 2018, the percentage of term deposits changed to 14.98% from 18.02% as at the end of 2018, the percentage of investment in debt-type financial products increased to 11.62% from 11.32% as at the end of 2018, and the percentage of investment in stocks and funds (excluding money market funds) increased to 11.00% from 9.03% as at the end of 2018.

The Company’s debt-type financial products mainly concentrated on sectors such as transportation, public utilities and energy, and the financing entities were primarily large central-owned enterprises and state-owned enterprises. As at the end of the Reporting Period, over 99% of the debt-type financial products held by the Company had ratings of AAA or above by external rating institutions. In general, the quality of the debt-type financial products invested by the Company was in good condition and the risks were well controlled.

Investment income

For the year ended 31 December	2019	RMB million 2018
Gross investment income	169,043	95,148
Net investment income	149,109	133,017
Net income from fixed-maturity investments	116,254	106,422
Net income from equity investments	22,804	17,776
Net income from investment properties	31	105
Investment income from cash and others	861	969
Share of profit of associates and joint ventures	9,159	7,745
Net realised gains on financial assets	1,831	(19,591)
Net fair value gains through profit or loss	19,251	(18,278)
Disposal gains and impairment loss of associates and joint ventures	(1,148)	—
Net investment yield[1]	4.61%	4.64%
Gross investment yield[2]	5.24%	3.29%

Notes:

1.

Net investment yield = (Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)

2.

Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivatives financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivatives financial liabilities at the end of the period)/2)

In 2019, the Company’s net investment income was RMB149,109 million, an increase of RMB16,092 million from 2018 and a year-on-year increase of 12.1%. As the Company increased its allocation in interest-bearing assets such as bonds with long duration, stocks with high dividends and non-standard assets in recent years, although the interest rate fluctuated and trended downwards, the Company’s net investment yield remained stable at 4.61%. In the meantime, in respect of the equity investments, the Company followed the long-term investment direction and effectively implemented tactical allocations under the established strategic asset allocation guidance, and the Company’s investment income rose significantly.

The gross investment income of the Company reached RMB169,043 million, an increase of RMB73,895 million from 2018, and the gross investment yield was 5.24%, an increase of 195 BPs from the end of 2018. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognised in other comprehensive income was 7.28%, an increase of 418 BPs from the end of 2018.

Major investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that is subject to disclosure requirements.

China Life Insurance Company Limited    Annual Report 2019

Management Discussion and Analysis

ANALYSIS OF SPECIFIC ITEMS

Profit before Income Tax

			RMB million
For the year ended 31 December	2019	2018	Change
Profit before income tax	59,795	13,921	329.5%
Life insurance business	42,418	1,630	2,502.3%
Health insurance business	5,875	4,100	43.3%
Accident insurance business	489	495	-1.2%
Other businesses	11,013	7,696	43.1%

During the Reporting Period, due to an increase in gross investment income, profit before income tax from the life insurance business increased by 2,502.3% year on year, profit before income tax from the health insurance business increased by 43.3% year on year, profit before income tax from the accident insurance business basically remained flat compared to 2018, and profit before income tax from other businesses increased by 43.1% year on year.

Analysis of Cash Flows

Liquidity sources

The Company’s cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividends and bonus, and proceeds from sale and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. The Company closely monitors and manages these risks.

The Company’s cash and bank deposits can provide it with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB53,306 million. In addition, the vast majority of the Company’s term deposits in banks allow it to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB535,260 million.

The Company’s investment portfolio also provides it with a source of liquidity to meet unexpected cash outflows. The Company is also subject to market liquidity risk due to the large size of its investments in some of the markets. In some circumstances, some of its holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect the Company’s ability to sell these investments or sell them at a fair price.

Liquidity uses

The Company’s principal cash outflows primarily relate to the payables for the liabilities associated with its various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to its equity holders. Cash outflows arising from its insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

China Life Insurance Company Limited    Annual Report 2019

Management Discussion and Analysis

Consolidated cash flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

				RMB million
For the year ended 31 December	2019	2018	Change	Main Reasons for Change
Net cash inflow/(outflow) from operating activities	286,032	147,552	93.9%	A decrease in surrender payments and maturity payments
Net cash inflow/(outflow) from investing activities	(247,515)	(238,373)	3.8%	The needs for investment management
Net cash inflow/(outflow) from financing activities	(36,075)	92,963	N/A	The needs for liquidity management
Foreign exchange gains/(losses) on cash and cash equivalents	55	81	-32.1%	—

Net increase/(decrease) in cash and cash equivalents	2,497	2,223	12.3%	—

Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows our solvency ratios as at the end of the Reporting Period:

		RMB million
	As at 31 December 2019	As at 31 December 2018
Core capital	952,030	761,353
Actual capital	987,067	761,367
Minimum capital	356,953	303,872
Core solvency ratio	266.71%	250.55%
Comprehensive solvency ratio	276.53%	250.56%

Note:	The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

As at the end of the Reporting Period, the Company’s comprehensive solvency ratio increased by 25.97 percentage points from the end of 2018, which was due to an increase in gross investment income, improvement of business structure and the issuance of capital supplemental bonds of RMB35 billion.

Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

China Life Insurance Company Limited    Annual Report 2019

Management Discussion and Analysis

Major Subsidiaries and Associates of the Company

					RMB million
Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	Net Profit
China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%	11,914	10,354	1,286

China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the CBIRC	3,400	70.74% is held by the Company, and 3.53% is held by AMC	5,644	4,084	635

China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and guarantee insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other business permitted by the CBIRC	18,800	40%	91,167	23,330	2,123

China Guangfa Bank Co., Ltd.	The businesses approved by the CBIRC include commercial banking businesses such as public and private deposits, loans, payment and settlement, and capital business	19,687	43.686%	2,632,798	209,564	12,581

Note:	For details, please refer to Note 9 and Note 35 in the Notes to the Consolidated Financial Statements in this annual report.

Structured Entities Controlled by the Company

Details of structured entities controlled by the Company is set out in the Note 42 in the Notes to the Consolidated Financial Statements in this annual report.

China Life Insurance Company Limited    Annual Report 2019

Management Discussion and Analysis

TECHNOLOGICAL EMPOWERMENT AND OPERATIONS AND SERVICES

Technological Empowerment

During 2019, the Company kicked off its three-year action plan for the “Technology-driven China Life” initiative in all aspects. It actively applied advanced technologies to empower the whole insurance value chain, constantly strengthened its technological service capabilities to integrate internal resources and connecting with customers, and steadily pushed forward digital transformation to support its high-quality development.

Core Business Empowerment and Intelligent Upgrade

Sales empowerment and management model upgrade. The Company adopted technologies such as AI, Big Data and Internet of Things to achieve data integration, which help achieve smarter, more accurate and convenient insurance sales. In 2019, the online customer acquisition grew by 47% year on year, and the percentage of online sales force recruitment reached 70%. The Company held online training sessions for new agents with 4.9 million person-times participation. More than 60 million person-times of customers were recommended to the sales team via the intelligent platform, and the ratio of customers who purchased long-term insurance policies increased by five times.

Field offices empowerment and equipment upgrade. The application of the “Internet of Things” technology accelerated the real-time interconnection between different field offices and networks as well as the intelligent upgrade of daily office operations. In 2019, the Company added 88,000 sets of intelligent equipment and achieved full digital coverage at Star Field Offices. It deployed more than 2,000 self-service terminals at its service counters across China and set up demonstrative 5G digital field offices in multiple cities. It established a sales command center that covered the entire country and had direct access to the frontline, enabling real-time information transmission and turning its field offices into the digital bases for further services extension.

Services empowerment and experience upgrade. The Company continued to advance the application of AI in the fields of underwriting, policy administration, claims settlement, services and risk control. In 2019, the approval rate of individual insurance policies by automatic underwriting was 89.4%, and the number of claims settled automatically in the whole process reached more than 11.3 million. The Company introduced a short-term risk identification model for critical illness insurance with a 91% accuracy rate in identifying risks. It also developed a platform to utilize intelligent technologies to discover and verify suspected money-laundering activities, thus effectively solving the difficulties in identifying and verifying money laundering activities. The Company also stepped up efforts in identifying non-compliance of agents by intelligent means, which enhanced its ability to control sales risks in a practical manner.

Establishment of Ecosystem to Integrate Internal Resources and Connect with Customers

Cloud-based infrastructure enabling comprehensive upgrade. The Company revamped its IT infrastructure and utilized industry-leading hybrid clouds to achieve the rapid deployment of front office applications and secure storage of back office data, which effectively improved the stability, smoothness and security of the systems. Specifically, resource allocation efficiency and overall access speed increased by ten times and three times, respectively. While substantially expanding the resources of its basic platform, the Company also managed to continually reduce the costs of resources.

Roll-out of new digital applications. The Company unveiled component-based plug-in professional service modules and efficiently launched various types of flexibly-combined “light” applications suited to market application scenarios for its users, which promptly responded to regulatory requirements and market demand. A series of innovative applications as represented by cloud video and cloud desktop transformed its traditional office model, and provided readily available, mobile, convenient live-streaming and smart office services for its salespersons and employees across the country, which helped the Company vigorously advance digitalized operations.

Digital ecosystem featuring openness and sharing. Capitalizing on flexible data and resources, the Company continued to enrich and expand its FinTech ecosystem based on the digital platform, thus continually improving its ability to create value by integrating internal resources and connecting with customers. In 2019, the Company developed more than 1,000 innovative applications based on the platform and cooperated with more than 6,000 institutions to carry out various services and over 40,000 activities, which enriched the Company’s insurance-centered ecosystem services.

China Life Insurance Company Limited    Annual Report 2019

Management Discussion and Analysis

Operations and Services

In 2019, by adhering to the “customer-oriented approach” and the goal of “strengthening efficiency, promoting technology-driven development, achieving value improvements and offering first-class customer experience”, the Company developed a three-year action plan for excellent services, pushed forward the construction of a “production, service and control” structure and rolled out the model featuring “multi-point access to the front office, integrated and intelligent headquarters and operation sharing”. All these efforts helped promote the Company’s operations and services to be more integrated, intelligent and ecosystem-based.

Focusing on the market and insurance products being more diversified. In 2019, closely following the market trend and demands of its customers, the Company developed a total of 102 new insurance products, including 23 life insurance products, 43 health insurance products, 27 accident insurance products and 9 annuity insurance products. Among these new products, 89 were protection-oriented products and 13 were long-term savings products.

Focusing on integration and customer services being more accessible. The Company improved the integrated financial service ecology and achieved the goal of “One Customer, One China Life” by optimizing its service process throughout the entire service chain. Customers were able to access various financial services provided by CLP&C, Pension Company, CGB, AMP and China Life Insurance (Overseas) Company Limited through the multi-media Customer Contact Center or China Life Insurance APP.

Focusing on online services and customer services being more convenient. The Company made a breakthrough in its service capability of online platform as well as digital business processing. The efficiency of claims settlement was improved significantly, with the time required for individual claims payment being shortened by 41% year on year and the direct payment by the Company being provided in more than 15,000 medical institutions. The Company established the industry-leading whole process automatic claims settlement mode, and the rate of automatic claims settlement increased by 41.5 percentage points. Insurance policy service became more convenient with the paperless policy application rate for individual customers reaching 97.8%, an increase of 7.8 percentage points year on year. Policy administration processed online increased by 47% year on year.

Focusing on business scenarios and customer services being smarter. The Company provided more differentiated and customized services to customers by advancing the application of AI technology in business scenarios. It launched the Intelligent Underwriting System 2.0, improved its differentiated underwriting policies, applied insurance service records model and launched underwriting Q&A robots, which helped improve the service quality of its sales agents and increased the rate of intelligent underwriting by 5.9 percentage points year on year. With continuous sophisticated training of the AI model, product recommendation to targeted customers reached over 300 million times. The volume of services provided by the online robots increased by 77% year on year.

Focusing on demands and services being more customized. By further enhancing high-quality service supply system, the Company maintained a high level of customer satisfaction and loyalty. The Company continued to push forward the upgrading of its services by implementing a project of customer experience improvement, completing a customer experience blueprint and listening to the customers. The Company also launched new models such as “Insurance + Health” and “Insurance + Rescue” and 70 upgraded services such as Policy Loan (“Suixinjie”). The Company widely promoted the “Five Exclusive VIP Services” and organized more than 30,000 value-added service activities of all kinds such as “Little Painters of China Life” and “China Life 700 Running”, providing services of over 40 million customer-times.

Constantly implementing the strategy of “Inclusive Healthcare” and “Integrated Aged-care”. By consolidating the resources of healthcare and medical services, the Company established a healthcare ecosystem covering all life cycles. It created an innovative model for the cooperation between medical and insurance entities with the construction of the online and offline platforms, and promoted application of the claims settlement model that integrated government and businesses in the form of “basic medical insurance + supplemental major medical expenses insurance + commercial insurance.” Meanwhile, the Company constantly promoted the development and operation of its “Integrated Aged-care” projects. The opening and operation of the elderly communities of “China Life Caregarden Ya Jing” in Yangcheng Lake, Suzhou and “China Life Caregarden Yi Jing” in Haitang Bay, Sanya was set to provide a boost to the Company in building an integrated financial ecosystem featuring “Financial Insurance + Health Care + Elderly Care”. The Company set up the China Life Integrated Aged Care Fund and China Life Jiequan Investment Fund (Inclusive Healthcare Fund II), focusing on companies and funds engaging in inclusive healthcare-related sectors such as healthcare, elderly care, health information management, pharmaceutical production and services, and medical apparatus and instruments production, with a view to further promoting the strategic layout in the retirement service and health care industry.

China Life Insurance Company Limited    Annual Report 2019

Management Discussion and Analysis

PERFORMANCE OF THE CORPORATE SOCIAL RESPONSIBILITY

For the performance by the Company of its corporate social responsibility during the Reporting Period, please refer to the full text of the “2019 Environmental, Social and Governance & Social Responsibility Report” (“ESG Report 2019”) separately disclosed by the Company on the website of the SSE (http://www.sse.com.cn) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk). The specific information on environment is set out in Part 6 of the “ESG Report 2019”.

FUTURE PROSPECT

Industry Landscape and Development Trends

The life insurance industry in China is still at an important stage full of strategic opportunities, with high-quality development as the main theme. Although the global economic growth has continued to slow down, the basic trend of the Chinese economy maintaining stable growth towards long-term sound development remains unchanged. In 2019, China’s per capita GDP exceeded USD10,000 for the first time, and the demand of people for insurance protection is increasing. In the meantime, with the gradual increase in urbanization rate and the further promotion of a “Healthy China” strategy, there will continue to be enormous potential for the development of the life insurance industry. As the insurance regulator sets explicit requirements and goals for promoting the high-quality development of the insurance industry, it is expected to see further acceleration in high-quality development of this industry. With the full opening of the insurance market, the entities offering insurance services will become more diversified and market competition will further increase, which will help improve consumer experience and promote the sustainable and healthy development of the industry. As insurance companies have promoted the application of information technology in areas such as sales, management and services, it is set to accelerate the digital transformation of the insurance industry.

Development Strategies and Business Plans of the Company

In 2020, the Company will take high-quality development as its fundamental requirement, adhere to the overall keynote of making progress with stability, and take “Dual Centers and Dual Focuses” as its strategic core. The Company will uphold the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing services, and guarding against risks”. The Company will strengthen its efforts to create value, modernize corporate governance, and vigorously implement the “Dingxin Project”. It will step up efforts to develop its protection-oriented business and long-term savings business, push forward the transformation and upgrade of sales force, improve operations and services capabilities, strengthen technological empowerment, enhance the management of assets and liabilities, firmly maintain the bottom line of risks management and control, and ensure that substantive progress is achieved in the implementation of various strategic arrangements of “China Life Revitalization” so as to lay a solid foundation for building a world-class life insurance company.

Potential Risks

Currently, the global economic growth has continued to slow down and is still at the stage of in-depth adjustments following the international financial crisis. The global landscape is changing rapidly, with a growing number of new sources of turmoil and risks worldwide. China is going through a critical stage in transforming its development model, optimizing economic structure and switching the driving force for growth. With the intertwining of structural, institutional and cyclical problems and the growing impact of the “three-stage superposition”, the Chinese economy faces increasing downward pressure. The outbreak of COVID-19 in early 2020 will have an impact on the Company’s business in the short term. The Company has taken various measures to ensure the orderly operation of its business. The Chinese economy is highly resilient and has enormous potential. The Company will continue to stay alert and actively respond to any impacts associated with the outbreak. In 2020, the Company will continue to enhance its analysis on complex risk factors and strive to push forward its high-quality development.

The Company expects that it will have sufficient capital to meet its insurance business expenditures and new general investment needs in 2020. At the same time, the Company will make corresponding financing arrangements based on capital market conditions to further implement its future business development strategies.

China Life Insurance Company Limited    Annual Report 2019

Embedded Value

EMBEDDED VALUE

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of shareholders’ interest in distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, the calculation of embedded value and value of one year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, and etc.

China Life Insurance Company Limited    Annual Report 2019

Embedded Value

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of required capital.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less corresponding policy liabilities and other liabilities valued; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future shareholders’ interest in distributable earnings for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date.

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/ liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of one year’s sales were prepared by China Life Insurance Company Limited in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016. Willis Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Willis Towers Watson is contained in the “Willis Towers Watson’s review opinion report on embedded value” section.

ASSUMPTIONS

Economic assumptions: The calculations are based upon assumed corporate tax rate of 25% for all years. The investment return is assumed to be 5% per annum. 14% grading to 18% (remaining level thereafter) of the investment return is assumed to be exempt from income tax. The investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 10% per annum.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

SUMMARY OF RESULTS

The embedded value as at 31 December 2019, the value of one year’s sales for the 12 months ended 31 December 2019, and the corresponding results as at 31 December 2018 are shown below:

Components of Embedded Value and Value of One Year’s Sales			RMB million
ITEM		31 December 2019	31 December 2018

A	Adjusted Net Worth	482,793	386,054
B	Value of In-Force Business before Cost of Required Capital	509,515	454,786
C	Cost of Required Capital	(50,220)	(45,788)
D	Value of In-Force Business after Cost of Required Capital (B + C)	459,295	408,998
E	Embedded Value (A + D)	942,087	795,052
F	Value of One Year’s Sales before Cost of Required Capital	63,745	54,728
G	Cost of Required Capital	(5,047)	(5,218)
H	Value of One Year’s Sales after Cost of Required Capital (F + G)	58,698	49,511

Note:	Numbers may not be additive due to rounding.

China Life Insurance Company Limited    Annual Report 2019

Embedded Value

VALUE OF ONE YEAR’S SALES BY CHANNEL

The value of one year’s sales for the 12 months ended 31 December 2019 by channel is shown below:

Value of One Year’s Sales by Channel		RMB million
Channel	31 December 2019	31 December 2018

Exclusive Individual Agent Channel	52,189	42,839
Bancassurance Channel	6,288	6,357
Group Insurance Channel	221	314

Total	58,698	49,511

Note:	Numbers may not be additive due to rounding.

The new business margin of one year’s sales for the 12 months ended 31 December 2019 by channel is shown below:

New Business Margin of One Year’s Sales by Channel

	By FYP		By APE
Channel	31 December 2019	31 December 2018	31 December 2019	31 December 2018
Exclusive Individual Agent Channel	45.3%	42.2%	45.3%	42.2%
Bancassurance Channel	23.8%	18.7%	23.8%	24.3%
Group Insurance Channel	0.6%	0.8%	0.6%	0.9%

Note:

FYP (First Year Premium) is the written premium used for calculation of the value of one year’s sales and APE (Annual Premium Equivalent) is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

China Life Insurance Company Limited    Annual Report 2019

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Analysis of Embedded Value Movement in 2019
ITEM		RMB million

A	Embedded Value at the Start of Year	795,052
B	Expected Return on Embedded Value	66,625
C	Value of New Business in the Period	58,698
D	Operating Experience Variance	128
E	Investment Experience Variance	31,906
F	Methodology, Model and Assumption Changes	(6,846)
G	Market Value and Other Adjustments	3,023
H	Exchange Gains or Losses	198
I	Shareholder Dividend Distribution and Capital Injection	(4,916)
J	Other	(1,781)
K	Embedded Value as at 31 December 2019 (sum A through J)	942,087

Notes:	1)	Numbers may not be additive due to rounding.
	2)	Items B through J are explained below:

		B	Reflects expected impact of covered business, and the expected return on investments supporting the 2019 opening net worth.
		C	Value of one year’s sales for the 12 months ended 31 December 2019.
		D	Reflects the difference between actual operating experience in 2019 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
		E	Compares actual with expected investment returns during 2019.
		F	Reflects the effects of appraisal methodology and model enhancement, and assumption changes.
		G	Change in the market value adjustment from the beginning of year 2019 to 31 December 2019 and other adjustments.
		H	Reflects the gains or losses due to changes in exchange rate.
		I	Reflects dividends distributed to shareholders during 2019.
		J	Other miscellaneous items.

China Life Insurance Company Limited    Annual Report 2019

Embedded Value

SENSITIVITY RESULTS

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Sensitivity Results			RMB million
		Value of In-Force Business after Cost of Required Capital	Value of One Year’s Sales after Cost of Required Capital
Base case scenario		459,295	58,698
1.	Risk discount rate +50bps	438,848	55,936
2.	Risk discount rate -50bps	481,260	61,684
3.	Investment return +50bps	541,563	68,296
4.	Investment return -50bps	377,380	49,108
5.	10%increase in expenses	453,307	55,346
6.	10%decrease in expenses	465,282	62,050
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	456,176	57,867
8.	10%decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	462,414	59,532
9.	10%increase in lapse rates	458,735	57,534
10.	10%decrease in lapse rates	459,777	59,902
11.	10%increase in morbidity rates	452,934	56,483
12.	10%decrease in morbidity rates	465,808	60,925
13.	Using 2018 EV appraisal assumptions	458,961	59,483
14.	Allowing for diversification in calculation of VIF	492,975	—

China Life Insurance Company Limited    Annual Report 2019

Embedded Value

WILLIS TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE

To the Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results as at 31 December 2019 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Willis Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•

a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2019, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”);

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2019; and

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the CAA;

•

the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Willis Towers Watson

Lingde Hong                Victoria Xie

25 March 2020

China Life Insurance Company Limited    Annual Report 2019

Significant Events

SIGNIFICANT EVENTS

MATERIAL LITIGATIONS OR ARBITRATIONS

During the Reporting Period, the Company was not involved in any material litigation or arbitration.

MAJOR CONNECTED TRANSACTIONS

Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.76(2) of the Rules Governing the Listing of Securities on the HKSE (the “Listing Rules”), including the policy management agreement between the Company and CLIC, the asset management agreement between the Company and AMC, the insurance sales framework agreement between the Company and CLP&C, the framework agreements entered into by CLWM with CLIC, CLP&C, CLI, Pension Company and China Life E-commerce Company Limited (“CLEC”), respectively, the framework agreement between CLI and AMP4, the framework agreements entered into by Chongqing International Trust Inc. (“Chongqing Trust”) with CLWM and AMC, respectively, and the framework agreement between the Company and China Life Capital. These continuing connected transactions were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders’ approval requirement under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 60% of the equity interest in CLP&C and 100% of the equity interest in each of CLI, CLEC and China Life Capital. Therefore, each of CLIC, CLP&C, CLI, CLEC and China Life Capital constitutes a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. Each of CLWM and AMP is a subsidiary of AMC, and is therefore a connected subsidiary of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules.

[4]

The 2020-2022 framework agreement renewed by CLI and AMP was subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules, and the transactions contemplated thereunder for the years from 2020 to 2022 have been approved by the independent shareholders of the Company.

China Life Insurance Company Limited    Annual Report 2019

Significant Events

During the Reporting Period, the continuing connected transactions carried out by the Company that were subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules included the framework agreements entered into by AMP with the Company, Pension Company, CLIC and CLP&C, respectively, the asset management agreement for alternative investments between the Company and CLI, and the “Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions” between the Company and Chongqing Trust5. Such agreements and the transactions thereunder have been approved by the independent shareholders of the Company.

During the Reporting Period, the Company also carried out certain continuing connected transactions, including the asset management agreement between CLIC and AMC, and the framework agreement between the Company and CLWM, which were exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the above continuing connected transactions. When conducting the above continuing connected transactions during the Reporting Period, the Company has followed the pricing policies and guidelines formulated at the time when such transactions were entered into.

Policy Management Agreement

Since 30 September 2003, the Company and CLIC have from time to time entered into policy management agreements. The renewed agreement between the parties expired on 31 December 2017. The Company and CLIC entered into the 2018 policy management agreement on 26 December 2017, with a term from 1 January 2018 to 31 December 2020. Pursuant to the agreement, the Company will continue to accept CLIC’s entrustment to provide policy administration services relating to the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. The annual cap for the three years ending 31 December 2020 is RMB708 million.

For the year ended 31 December 2019, the service fee paid by CLIC to the Company amounted to RMB574.58 million.

Asset Management Agreements

Asset Management Agreement between the Company and AMC

Since 30 November 2003, the Company and AMC have from time to time entered into asset management agreements. The renewed agreement between the parties expired on 31 December 2018. On 28 December 2018, the Company and AMC entered into the 2019-2021 asset management agreement, with a term of three years from 1 January 2019 to 31 December 2021. Pursuant to the agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of applicable laws and regulations, regulatory requirements and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. The annual cap for the three years ending 31 December 2021 is RMB2,000 million.

For the year ended 31 December 2019, the Company paid AMC a service fee of RMB1,352.57 million.

Asset Management Agreement between CLIC and AMC

Since 30 November 2003, CLIC and AMC have from time to time entered into asset management agreements. The renewed agreement between the parties expired on 31 December 2018. On 29 December 2018, CLIC and AMC entered into the 2019-2021 asset management agreement, with an entrustment term from 1 January 2019 to 31 December 2021. Pursuant to the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ending 31 December 2021 are RMB320 million, RMB310 million and RMB300 million, respectively.

For the year ended 31 December 2019, CLIC paid AMC a service fee of RMB89.27 million.

[5]

The 2020-2022 framework agreement renewed by the Company and Chongqing Trust was subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. The Company has performed its disclosure obligation by way of announcement in respect of the transactions contemplated thereunder for the years from 2020 to 2022.

China Life Insurance Company Limited    Annual Report 2019

Significant Events

Asset Management Agreement for Alternative Investments between the Company and CLI

Since 22 March 2013, the Company and CLI have from time to time entered into asset management agreements for alternative investments. The renewed agreement between the parties expired on 31 December 2018. As approved by the 2017 Annual General Meeting of the Company, the Company and CLI entered into the 2019 asset management agreement for alternative investments on 31 December 2018. Such agreement took effect from 1 January 2019, with a term of two years. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the agreement, the agreement will be automatically renewed for one year from the expiry date thereof. Pursuant to the agreement, CLI agreed to invest and manage assets entrusted to it by the Company (including equity, real estate, related financial products and quasi-securitization financial products), on a discretionary basis, within the scope of utilization of insurance funds as specified by regulatory authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines given by the Company, and the Company agreed to pay CLI the investment management service fee, floating management fee, performance-based bonus and real estate operation management fee in respect of the investment and management services provided by CLI to the Company. For details as to the method of calculation of the investment management service fee, floating management fee, performance-based bonus and real estate operation management fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. In addition, the assets entrusted by the Company to CLI will also be partially used for the subscription of the related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance, and such related financial products will be limited to infrastructure investment schemes and project asset-backed schemes.

For the three years ending 31 December 2021, the annual caps on the contractual amount of assets newly entrusted by the Company to CLI for investment and management, as well as the annual caps on the amount of the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee payable by the Company to CLI are as follows:

Amount of Assets Newly

Entrusted for Investment

and Management during the

Period (including the Amount for
Subscription of the Related

Financial Products)

(RMB million or its equivalent in

foreign currency)

		Amount of the Investment Management Service Fee, Floating Management Fee, Performance-based Bonus and Real Estate Operation Management Service Fee (RMB million or its equivalent in foreign currency)
For the year ended 31 December 2019	200,000 (including the amount for the subscription of the related financial products: 100,000)	1,391
For the year ending 31 December 2020	200,000 (including the amount for the subscription of the related financial products: 100,000)	1,982
For the year ending 31 December 2021	200,000 (including the amount for the subscription of the related financial products: 100,000)	2,266

China Life Insurance Company Limited    Annual Report 2019

Significant Events

The above amount of assets entrusted by the Company to CLI for investment and management for the year ended 31 December 2019 would also include the amount of subscription of the fund products by the Company under the cooperation framework agreement for investment management with insurance funds between the Company and China Life Capital for the year ended 31 December 2019 (for details, please refer to the section headed “Cooperation Framework Agreement for Investment Management with Insurance Funds between the Company and China Life Capital” below).

For the year ended 31 December 2019, the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee paid by the Company to CLI amounted to RMB652.75 million, and the contractual amount of assets newly entrusted by the Company to CLI for investment and management was RMB13,110.00 million. For the year ended 31 December 2019, the amount for the subscription of the related financial products established and issued by CLI or of which CLI had participated in the establishment and issuance was RMB13,110.00 million.

Cooperation Framework Agreement for Investment Management with Insurance Funds between the Company and China Life Capital

The Company entered into the “Cooperation Framework Agreement for Investment Management with Insurance Funds” with China Life Capital on 7 June 2018, with a term from 7 June 2018 to 31 December 2019. Pursuant to the agreement, the Company would subscribe in the capacity of the limited partner for the fund products of which China Life Capital or any of its subsidiaries served (individually and jointly with third parties) as the general partner, and/or the fund products of which China Life Capital served as the manager (including the fund manager and co-manager). For the two years ended 31 December 2019, the annual cap for the subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries served as the general partner was RMB5,000 million, and the annual caps for the management fee charged by China Life Capital as the general partner or the manager of the fund products were RMB150 million and RMB200 million, respectively.

The Company entered into the 2020-2022 framework agreement with China Life Capital on 31 December 2019, with a term from 1 January 2020 to 31 December 2022. Pursuant to the agreement, the Company will continue to subscribe in the capacity of the limited partner for the fund products of which China Life Capital or any of its subsidiaries serves (individually and jointly with third parties) as the general partner, and/or the fund products of which China Life Capital serves as the manager (including the fund manager and co-manager). For the three years ending 31 December 2022, the annual cap for the subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner is RMB5,000 million, and the annual cap for the management fee charged by China Life Capital as the general partner or the manager of the fund products is RMB200 million.

For the year ended 31 December 2019, the amount of subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner was RMB3,010.00 million, and the management fee charged by China Life Capital as the general partner or the manager of the fund products was RMB38.51 million.

Insurance Sales Framework Agreement

Since 18 November 2008, the Company and CLP&C have from time to time entered into insurance sales framework agreements. The renewed agreement between the parties expired on 7 March 2018. The Company and CLP&C entered into the 2018 insurance sales framework agreement on 31 January 2018, with a term of three years from 8 March 2018 to 7 March 2021. Pursuant to the agreement, CLP&C will continue to entrust the Company to act as an agent to sell selected insurance products within the authorized regions, and pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ending 31 December 2020 are RMB4,260 million, RMB5,540 million and RMB7,050 million, respectively.

For the year ended 31 December 2019, CLP&C paid the Company an agency service fee of RMB2,297.42 million.

China Life Insurance Company Limited    Annual Report 2019

Significant Events

Framework Agreements with AMP

Framework Agreement between the Company and AMP

The Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions” on 30 May 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between the Company and AMP on 30 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, the Company and AMP would continue to conduct certain daily transactions, including the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ended 31 December 2019, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products was RMB72,600 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products was RMB72,600 million; the annual caps of the sales commission fee and client maintenance fee payable by AMP were RMB700 million, RMB800 million and RMB900 million, respectively; the annual caps of the management fee and performance-based fee payable by the Company for the asset management for specific clients were RMB300 million, RMB400 million and RMB500 million, respectively; and the annual cap of the fees for other daily transactions was RMB100 million.

As approved by the First Extraordinary General Meeting 2019 of the Company, the 2020-2022 framework agreement was entered into between the Company and AMP on 31 December 2019 for a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, the Company and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB72,600 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB72,600 million; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB700 million, RMB800 million and RMB900 million, respectively; the annual caps of the management fee (including the performance-based fee) payable by the Company for the asset management for specific clients are RMB300 million, RMB400 million and RMB500 million, respectively; and the annual cap of the fees for other daily transactions is RMB100 million.

For the year ended 31 December 2019, the subscription price and corresponding subscription fee for the subscription of fund products were RMB20,475.00 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB7,951.54 million, the sales commission fee and client maintenance fee paid by AMP were RMB0.87 million, the management fee and performance-based fee paid by the Company for the asset management for specific clients were RMB31.20 million, and the fees for other daily transactions were RMB6.68 million.

Framework Agreement between Pension Company and AMP

Pension Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds and Other Daily Transactions” on 4 September 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between Pension Company and AMP on 23 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, Pension Company and AMP would continue to conduct certain daily transactions, including the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ended 31 December 2019, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products was RMB10,000 million; the annual cap of the sales commission fee and client maintenance fee payable by AMP was RMB100 million; the annual cap of the management fee and performance-based fee payable by Pension Company for the asset management for specific clients was RMB100 million; and the annual cap of the fees for other daily transactions was RMB100 million.

China Life Insurance Company Limited    Annual Report 2019

Significant Events

Pension Company and AMP originally intended to enter into the 2020-2022 framework agreement by 31 December 2019 to renew the 2017-2019 framework agreement, and the 2020-2022 framework agreement has been approved by the First Extraordinary General Meeting 2019 of the Company. However, due to the adjustment of business arrangement, it is expected that Pension Company and AMP will not enter into the 2020-2022 framework agreement.

For the year ended 31 December 2019, the subscription price and corresponding subscription fee for the subscription of fund products were RMB1,426.49 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB1,403.22 million, the sales commission fee and client maintenance fee paid by AMP were RMB0 million, the management fee and performance-based fee paid by Pension Company for the asset management for specific clients were RMB0 million, and the fees for other daily transactions were RMB0 million.

Framework Agreement between CLIC and AMP

CLIC and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products” on 30 May 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between CLIC and AMP on 16 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, CLIC and AMP would continue to conduct certain daily transactions, including the subscription and redemption of fund products and asset management for specific clients. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ended 31 December 2019, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products was RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products was RMB10,000 million; and the annual cap of the management fee and performance-based fee payable by CLIC for the asset management for specific clients was RMB100 million.

As approved by the First Extraordinary General Meeting 2019 of the Company, the 2020-2022 framework agreement was entered into between CLIC and AMP on 6 September 2019 for a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, CLIC and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products and private asset management. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; and the annual cap of the management fee (including the performance-based fee) payable by CLIC for the private asset management is RMB100 million.

For the year ended 31 December 2019, the subscription price and corresponding subscription fee for the subscription of fund products were RMB1,100.00 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB1,430.66 million, and the management fee and performance-based fee paid by CLIC for the asset management for specific clients were RMB22.96 million.

Framework Agreement between CLP&C and AMP

CLP&C and AMP entered into the “Cooperation Framework Agreement” on 6 June 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between CLP&C and AMP on 22 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, CLP&C and AMP would continue to conduct certain daily transactions, including the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ended 31 December 2019, the annual cap of the subscription price for the fund products was RMB10,000 million; the annual cap of the redemption price for the fund products was RMB10,000 million; the annual cap of the subscription fee for the fund products was RMB100 million; the annual cap of the redemption fee for the fund products was RMB100 million; the annual cap of the sales commission fee and client maintenance fee payable by AMP was RMB100 million; the annual cap of the management fee and performance-based fee payable by CLP&C for the asset management for specific clients was RMB100 million; and the annual cap of the fees for other daily transactions was RMB100 million.

China Life Insurance Company Limited    Annual Report 2019

Significant Events

As approved by the First Extraordinary General Meeting 2019 of the Company, the 2020-2022 framework agreement was entered into between CLP&C and AMP on 3 December 2019 for a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, CLP&C and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the subscription price for the fund products is RMB10,000 million; the annual cap of the redemption price for the fund products is RMB10,000 million; the annual cap of the subscription fee for the fund products is RMB100 million; the annual cap of the redemption fee for the fund products is RMB100 million; the annual cap of the management fee (including the performance-based fee) payable by CLP&C for the asset management for specific clients is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the year ended 31 December 2019, the subscription price for the fund products was RMB0 million, the redemption price for the fund products was RMB0 million, the subscription fee for the fund products was RMB0 million, the redemption fee for the fund products was RMB0 million, the sales commission fee and client maintenance fee paid by AMP were RMB0 million, the management fee and performance-based fee paid by CLP&C for the asset management for specific clients were RMB4.84 million, and the fees for other daily transactions were RMB0.09 million.

Framework Agreement between CLI and AMP

CLI and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Asset Management for Specific Clients and Other Daily Transactions” on 20 December 2017. The agreement became effective upon signing by the parties and expired on 31 December 2019. Pursuant to the agreement, CLI and AMP would conduct certain daily transactions, including the subscription and redemption of fund products, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ended 31 December 2019, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products were RMB5,000 million, RMB7,000 million and RMB7,000 million, respectively; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products were RMB5,000 million, RMB7,000 million and RMB7,000 million, respectively; the annual cap of the management fee and performance-based fee payable by CLI for the asset management for specific clients was RMB50 million; and the annual cap of the fees for other daily transactions was RMB50 million.

As approved by the First Extraordinary General Meeting 2019 of the Company, the 2020-2022 framework agreement was entered into between CLI and AMP on 17 February 2020 for a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, CLI and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products, asset management for specific clients, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; the annual cap of the management fee (including the performance-based fee) payable by CLI and its subsidiaries for the asset management for specific clients is RMB150 million; the annual cap of the management fee (including the performance-based fee) payable by the subsidiaries of AMP for the asset management for specific clients is RMB150 million; the annual cap of the advisory fee payable by CLI and its subsidiaries for the advisory services is RMB150 million; the annual cap of the advisory fee payable by AMP and its subsidiaries for the advisory services is RMB150 million; and the annual cap of the fees for other daily transactions is RMB150 million.

For the year ended 31 December 2019, the subscription price and corresponding subscription fee for the subscription of fund products were RMB104.34 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB296.81 million, the management fee and performance-based fee paid by CLI for the asset management for specific clients were RMB0 million, and the fees for other daily transactions were RMB0 million.

China Life Insurance Company Limited    Annual Report 2019

Significant Events

Framework Agreements with CLWM

Framework Agreement between the Company and CLWM

The “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” dated 30 December 2015 entered into between the Company and CLWM expired on 31 December 2017. The Company and CLWM entered into the 2018-2020 framework agreement on 28 December 2017, pursuant to which the Company will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, the sales agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual cap of the management fee payable by the Company for the asset management services is RMB240 million; the annual cap of fees in connection with the sales agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the year ended 31 December 2019, the management fee paid by the Company for the asset management services was RMB3.60 million; the fees in connection with the sales agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, were RMB0 million; and the fees for other daily transactions were RMB12.28 million.

Framework Agreement between CLIC and CLWM

The “Framework Agreement in relation to Asset Management Services” dated 26 January 2016 entered into between CLIC and CLWM expired on 31 December 2017. CLIC and CLWM entered into the 2018-2020 framework agreement on 27 December 2017, pursuant to which CLIC will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services and advisory services. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee payable by CLIC for the asset management services are RMB50 million, RMB120 million and RMB180 million, respectively; and the annual caps of the advisory fee payable by CLIC for the advisory services are RMB50 million, RMB80 million and RMB120 million, respectively.

For the year ended 31 December 2019, the management fee paid by CLIC for the asset management services was RMB1.35 million, and the advisory fee paid by CLIC for the advisory services was RMB3.04 million.

Framework Agreement between CLP&C and CLWM

The “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” dated 9 March 2016 entered into between CLP&C and CLWM expired on 31 December 2017. CLP&C and CLWM entered into the 2018-2020 framework agreement on 29 December 2017, pursuant to which CLP&C will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee payable by CLP&C for the asset management services are RMB50 million, RMB150 million and RMB240 million, respectively; the annual caps of the advisory fee payable by CLP&C for the advisory services are RMB40 million, RMB80 million and RMB120 million, respectively; and the annual caps of the fees for other daily transactions are RMB150 million, RMB400 million and RMB700 million, respectively.

For the year ended 31 December 2019, the management fee paid by CLP&C for the asset management services was RMB0.56 million, the advisory fee paid by CLP&C for the advisory services was RMB5.88 million, and the fees for other daily transactions were RMB0.01 million.

Framework Agreement between CLI and CLWM

The “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” dated 3 February 2016 entered into between CLI and CLWM expired on 31 December 2017. CLI and CLWM entered into the 2018-2020 framework agreement on 20 December 2017, pursuant to which CLI will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee for the asset management services are RMB40 million, RMB80 million and RMB120 million, respectively; the annual caps of the advisory fee for the

China Life Insurance Company Limited    Annual Report 2019

Significant Events

advisory services are RMB40 million, RMB80 million and RMB120 million, respectively; and the annual caps of the fees for other daily transactions are RMB20 million, RMB80 million and RMB160 million, respectively.

For the year ended 31 December 2019, the management fee for the asset management services was RMB0.54 million, the advisory fee for the advisory services was RMB0 million, and the fees for other daily transactions were RMB0 million.

Framework Agreement between Pension Company and CLWM

Pension Company and CLWM entered into the “Framework Agreement in relation to Daily Connected Transactions” on 26 March 2018, pursuant to which Pension Company will conduct certain transactions with CLWM during the period from 1 January 2018 to

31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee payable by Pension Company for the asset management services are RMB100 million, RMB150 million and RMB200 million, respectively; the annual caps of the advisory fee payable by Pension Company for the advisory services are RMB40 million, RMB80 million and RMB90 million, respectively; and the annual caps of the fees for other daily transactions are RMB90 million, RMB180 million and RMB270 million, respectively.

For the year ended 31 December 2019, the management fee paid by Pension Company for the asset management services was RMB0 million, the advisory fee paid by Pension Company for the advisory services was RMB0.24 million, and the fees for other daily transactions were RMB0 million.

Framework Agreement between CLEC and CLWM

CLEC and CLWM entered into the “Framework Agreement in relation to Daily Connected Transactions” on 29 December 2017, pursuant to which CLEC will conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee payable by CLEC for the asset management services are RMB5 million, RMB10 million and RMB15 million, respectively; the annual caps of the advisory fee payable by CLEC for the advisory services are RMB5 million, RMB10 million and RMB15 million, respectively; and the annual caps of the fees for other daily transactions are RMB200 million; RMB300 million and RMB400 million, respectively.

For the year ended 31 December 2019, there was no relevant transaction between CLEC and CLWM.

Framework Agreements with Chongqing Trust

Framework Agreement between the Company and Chongqing Trust

As approved by the 2016 Annual General Meeting of the Company, the Company and Chongqing Trust entered into the “Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions” on 21 June 2017. The agreement became effective upon signing by the parties and expired on 31 December 2019. Pursuant to the agreement, the Company and Chongqing Trust would conduct the subscription and redemption of trust products and other daily transactions permitted by laws and regulations in their ordinary course of business and on normal commercial terms. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ended 31 December 2019, the annual cap of the subscription amount of the trust products was RMB50,000 million (including the trustee’s remuneration of no more than RMB500 million per year to be received by Chongqing Trust from the trust assets); the annual cap of the redemption amount of the trust products was RMB4,500 million; and the annual cap of the fees for other daily transactions was RMB100 million.

The Company and Chongqing Trust entered into the 2020-2022 framework agreement on 27 December 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, the Company and Chongqing Trust will continue to conduct the subscription and redemption of trust products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the total amount of subscription and redemption of the trust products is RMB30,000 million; the annual cap of the trustee’s remuneration is RMB500 million; and the annual cap of the fees for other daily transactions is RMB100 million.

China Life Insurance Company Limited    Annual Report 2019

Significant Events

For the year ended 31 December 2019, the subscription amount of the trust products was RMB14,300.63 million (including the trustee’s remuneration of RMB20.52 million received by Chongqing Trust from the trust assets), the redemption amount of the trust products was RMB0 million, and the fees for other daily transactions were RMB0 million.

Framework Agreement between CLWM and Chongqing Trust

CLWM and Chongqing Trust entered into the “Framework Agreement in relation to Daily Connected Transactions” on 29 December 2017, with a term from 1 January 2018 to 31 December 2019. Pursuant to the agreement, CLWM and Chongqing Trust would conduct the subscription of trust products, asset management services, advisory services and other daily transactions permitted by laws and regulations in their ordinary course of business and on normal commercial terms. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the two years ended 31 December 2019, the annual cap of the subscription amount of the trust products was RMB10,000 million (including the trustee’s remuneration of no more than RMB150 million per year to be received by Chongqing Trust from the trust assets); the annual cap of the management fee for the asset management services was RMB150 million; the annual cap of the advisory fee for the advisory services was RMB150 million; and the annual cap of the fees for other daily transactions was RMB100 million.

For the year ended 31 December 2019, there was no relevant transaction between CLWM and Chongqing Trust.

Framework Agreement between AMC and Chongqing Trust

AMC and Chongqing Trust entered into the “Framework Agreement in relation to Daily Connected Transactions” on 7 November 2018. The agreement became effective upon signing by the parties and expired on 31 December 2019. Pursuant to the agreement, AMC and Chongqing Trust would conduct the subscription of trust products, asset management services and other daily transactions permitted by laws and regulations in their ordinary course of business and on normal commercial terms. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the two years ended 31 December 2019, the annual caps of the subscription amount of the trust products were RMB1,200 million and RMB1,800 million, respectively (including the trustee’s remunerations of no more than RMB100 million and RMB150 million, respectively, per year to be received by Chongqing Trust from the trust assets); the annual caps of the management fee for the asset management services were RMB100 million and RMB150 million, respectively; and the annual cap of the fees for other daily transactions was RMB100 million.

For the year ended 31 December 2019, there was no relevant transaction between AMC and Chongqing Trust.

Confirmation by auditor

The Board has received a comfort letter from the auditor of the Company with respect to the above continuing connected transactions which were subject to the reporting, announcement and/or independent shareholders’ approval requirements, and the letter stated that during the Reporting Period:

1.	nothing has come to the auditors’ attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s Board of Directors;

2.

for transactions involving the provision of goods or services by the Company, nothing has come to the auditors’ attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company;

3.

nothing has come to the auditors’ attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

4.	nothing has come to the auditors’ attention that causes them to believe that the amounts of the continuing connected transactions have exceeded the total amount of the annual caps set by the Company.

China Life Insurance Company Limited    Annual Report 2019

Significant Events

Confirmation by Independent Directors

The Company’s Independent Directors have reviewed the above continuing connected transactions which were subject to the reporting, announcement and/or independent shareholders’ approval requirements, and confirmed that:

1.	the transactions were entered into in the ordinary and usual course of business of the Company;

2.	the transactions were conducted on normal commercial terms;

3.

the transactions were entered into in accordance with the agreements governing those continuing connected transactions, and the terms are fair and reasonable and in the interests of shareholders of the Company as a whole; and

4.	the amounts of the above transactions have not exceeded the relevant annual caps.

Other Major Connected Transactions

Formation of Partnership (Hebei Xiongan Baiyangdian Ecological and Environmental Protection Fund)

As approved at the sixteenth meeting of the sixth session of the Board of Directors, the Company and other investors (each as a limited partner) originally intended to enter into a partnership agreement with China Xiongan Group Fund Management Co., Ltd. and China Life Industrial Investment Management Co., Ltd. (“CLIIM”) (each as a general partner) by 31 December 2019 for the formation of Hebei Xiongan Baiyangdian Ecological and Environmental Protection Fund (Limited Partnership). The Company planned to contribute RMB3 billion to the partnership. China Life Capital would serve as the manager of the partnership. The partnership shall have a term of fifteen years. It shall invest in ecological and environmental protection projects in Baiyangdian watershed, covering water, solid waste treatment and other industries.

As there might be changes in the investors of the partnership and the size of the partnership might decrease, the parties were not able to enter into the partnership agreement by 31 December 2019 as originally planned. The Company will promptly make a further announcement in respect of the connected transaction when the terms of the partnership agreement are finalized by the parties.

Formation of Partnership (Jiangsu China Life Jiequan Equity Investment Center)

As approved at the eighteenth meeting of the sixth session of the Board of Directors, the Company, Jiangsu Provincial Government Investment Fund (Limited Partnership) and CLP&C (each as a limited partner) entered into a partnership agreement with China Life (Jiangsu) Equity Investment Co., Ltd. (“China Life Jiangsu”) (as the general partner) on 30 December 2019 for the formation of Jiangsu China Life Jiequan Equity Investment Center (Limited Partnership). The total capital contribution by all partners of the partnership shall be RMB5 billion, of which RMB3 billion shall be contributed by the Company. China Life Equity Investment Co., Ltd. (“CLEI”) shall serve as the manager of the partnership. The partnership shall have a term of eight years. It will primarily invest in any enterprises or funds associated with the health industries such as medical care, aged care, health information management, pharmaceutical production and services, and the production of health supplements and medical devices, and may apply no more than 20% of the paid-in capital contribution to investment in enterprises or funds in high-tech industries, strategic emerging industries and transformation and upgrade of traditional industries.

China Life Insurance Company Limited    Annual Report 2019

Significant Events

Formation of Partnership (China Life Aged-care Industry Investment Fund)

As approved by the First Extraordinary General Meeting 2020 of the Company, the Company (as the limited partner) will entered into a partnership agreement with China Life Qiyuan (Beijing) Aged-care Industry Investment Management Co., Ltd. (tentative name) (“China Life Qiyuan”) (as the general partner) for the formation of China Life Aged-care Industry Investment Fund (Limited Partnership). The total initial capital amount of the partnership shall be RMB10 billion, of which no more than RMB10 billion shall be contributed by the Company, and no more than RMB10 million shall be contributed by China Life Qiyuan. CLEI will serve as the manager of the partnership. The partnership shall have a term of ten years. It will focus on the investment in the aged-care industry, including industrial assets such as continuing care retirement communities, boutique apartments for the aged in urban core areas and community home care services, as well as the upstream and downstream businesses along the aged-care industry chain which are in line with the development direction of the industry and permitted by regulatory authorities.

Each of CLIIM, China Life Capital, CLP&C, China Life Jiangsu, CLEI and China Life Qiyuan is a subsidiary of CLIC, and therefore a connected person of the Company. The transactions concerning the formation of partnerships as described above constituted connected transactions of the Company that were subject to the reporting and announcement requirements but were exempt from the independent shareholders’ approval requirement under Rule 14A.76(2) of the Listing Rules. The connected transaction in relation to the formation of China Life Aged-care Industry Investment Fund (Limited Partnership) as described above was subject to consideration and approval by the shareholders’ general meeting of the Company pursuant to the SSE Listing Rules.

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the connected transactions concerning the formation of partnerships as described above.

Statement on Claims, Debt Transactions and Guarantees etc. of a Non-operating Nature with Related Parties

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees of a non-operating nature with related parties.

MATERIAL CONTRACTS AND THEIR PERFORMANCE

During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or more of the Company’s profits for the Reporting Period, nor were there any such matters that occurred in previous periods but subsisted during the Reporting Period.

The Company neither gave external guarantees nor provided guarantees to its non-wholly owned subsidiaries during the Reporting Period.

Entrusted wealth management during the Reporting Period or any wealth management occurred in previous periods but subsisted during the Reporting Period: Investment is one of the principal businesses of the Company. The Company has adopted the mode of entrusted investment for management of its investment assets, and established a diversified framework of entrusted investment management with China Life’s internal managers playing the key role and the external managers offering effective supports. The internal managers include AMC and its subsidiaries, and CLI. The external managers comprise both domestic and overseas managers, including fund companies, securities companies and other professional investment management institutions. The Company selected different investment managers based on the purpose of allocation of various types of investments, their risk features and the expertise of different managers, so as to establish a great variety of investment portfolios and improve the efficiency of capital utilization. The Company entered into entrusted investment management agreements with all managers and supervised the managers’ daily investment performance through the measures such as investment guidelines, asset entrustment and performance appraisals. The Company also adopted risk control measures in respect of specific investments based on the characteristics of different managers and investment products.

Except as otherwise disclosed in this annual report, the Company had no other material contracts during the Reporting Period.

China Life Insurance Company Limited    Annual Report 2019

Significant Events

UNDERTAKINGS OF THE COMPANY, SHAREHOLDERS, EFFECTIVE CONTROLLERS, ACQUIRERS, DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT OR OTHER RELATED PARTIES WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event that such formalities could not be completed within such period, CLIC would bear any potential losses to the Company due to the defective ownership.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

RESTRICTION ON MAJOR ASSETS

The major assets of the Company are financial assets. During the Reporting Period, there was no major asset of the Company being seized, detained or frozen that is subject to the disclosure requirements.

TARGETED POVERTY ALLEVIATION

For the performance by the Company of its social responsibility for poverty alleviation during the Reporting Period, please refer to Part 2 of the full text of the “ESG Report 2019” separately disclosed by the Company on the website of the SSE (http://www.sse.com.cn) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk).

OTHERS

As approved by the CBIRC and the People’s Bank of China, the Company issued capital supplemental bonds (the “Bonds”) in the national inter-bank bond market in a principal amount of RMB35 billion on 20 March 2019 and completed the issuance on 22 March 2019. The Bonds have a principal amount of RMB35 billion, a term of 10 years and a fixed coupon rate of 4.28% per annum. The Company has a conditional right to redeem the Bonds at the end of the fifth year. The proceeds from the issuance of the Bonds will be used to supplement the Company’s capital so as to enhance its solvency according to applicable laws and approvals from regulatory authorities. For further details, please refer to the announcements published by the Company on the website of the SSE (http://www.sse.com.cn) and the HKExnews website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk).

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

CORPORATE GOVERNANCE WITH HIGH COMPLIANCE AND EFFICIENCY

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

CORPORATE GOVERNANCE

REPORT OF THE BOARD OF DIRECTORS

Directors of the Company during the Reporting Period and up to the date of this report were as follows:

EXECUTIVE DIRECTORS	Wang Bin (Chairman)
Su Hengxuan
	Li Mingguang	(appointed on 16 August 2019)
	Zhao Peng	(appointed on 20 February 2020)
	Xu Hengping	(resigned on 24 January 2019 due to the reason of age)
	Xu Haifeng	(resigned on 28 June 2019 due to the reason of age)

NON-EXECUTIVE DIRECTORS	Yuan Changqing
Liu Huimin
Yin Zhaojun
	Wang Junhui	(appointed on 16 August 2019)

INDEPENDENT DIRECTORS	Chang Tso Tung Stephen
Robinson Drake Pike
Tang Xin
Leung Oi-Sie Elsie

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

PRINCIPAL BUSINESS

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, providing products and services such as individual and group life insurance, accident and health insurance. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in AMC. The Company also has controlling shareholding in Pension Company.

BUSINESS REVIEW

Overall operation of the Company during the Reporting Period

For details of the overall operation of the Company during the Reporting Period, the future development of its business and the principal risks faced by it, please refer to the sections headed “Management Discussion and Analysis” and “Internal Control and Risk Management” in this annual report. These discussions form part of the “Report of the Board of Directors”.

Environmental policies and performance of the Company

In active response to the national call for the “Development of Green Finance”, the Company pushed forward the progressive greening of financial system and took into account the national economy and the people’s livelihood when developing its investment business. It put into practice the low carbon concept in its daily operations and business development and adhered to green operation for the purpose of making positive contributions to the objective of building a beautiful China.

The Company incorporated ESG concept into its decision making for investment assessment, with a view to achieving the coordination and consistency of economic, environmental and social benefits. AMC officially signed the United Nations – Supported Principles for Responsible Investment, making itself the first insurance asset management company signing such principles and putting the ESG investment concept into practice. In 2019, the Company, as a cornerstone investor, invested RMB9 billion in the project of Qinghai Huanghe Hydropower Development Co., Ltd. for the mixed-ownership reform and the introduction of strategic investor, becoming the second largest shareholder of Qinghai Huanghe Hydropower Development Co., Ltd. and offering its support to the development of the clean energy industry.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

The Company, as a financial service institution, carries out its major business activities in a manner that does not pose any material adverse effect on eco-environment and natural resources, and gives support to the national strategic approach of green development by taking full advantage of its business characteristics. The Company has actively built digitalized field offices and convened various meetings by way of webcast for its daily operations. In 2019, more than 97,000 meetings were convened via the webcast. In the meantime, the Company actively established an e-service platform for its insurance sales development, with insurance policy administration services on China Life Insurance APP reaching a record high.

Compliance by the Company with the relevant laws and regulations that have a significant impact

The Company adhered to the code of conduct of “being trustworthy, assuming risks, emphasizing on services and being legal compliant” and promoted the compliance culture and concepts of “being compliant on a voluntary basis, and creating value from compliance”, thereby creating the compliance environment of “starting from the top level and having responsibility for all to be compliant”. The Company strictly observed and effectively implemented applicable laws and regulations and regulatory requirements, such as the Insurance Law, the Company Law and the “Regulations for the Administration of Insurance Companies”, and implemented the spirit and requirements of major regulatory documents on product development and design, sales management, investment supervision and corporate governance, etc., as released by the CBIRC in a stringent manner for the purpose of further carrying out compliance management responsibilities at all levels and in various lines. The Company consistently improved the compliance management framework of “three lines of defense” in business, compliance and audit to ensure that the three lines of defense performed their own functions and collaborated with each other, which formed a joint force in compliance management. The Company also consolidated its foundation in all aspects for its steady and healthy development and firmly defended the bottom line of the systematic risk, which guaranteed the healthy and high-quality development of the Company on an ongoing basis.

Relationship between the Company and its customers

With adherence to the customer-oriented approach all along, the Company is committed to offering high-quality services to its customers on a continuous basis, and has provided insurance policy services and value-added services for more than 500 million customers. In 2019, the evaluation results of customer satisfaction and customer loyalty maintained at a high level.

The Company consistently reinforced the protection of consumers’ legitimate rights and interests, fostered sound corporate governance, clearly defined the duties and responsibilities of various parties, promoted the establishment of system, strengthened education on the rights and interests of insurance consumers and stepped up efforts on risk alerts.

In 2019, the total number of customer complaints received by the Company decreased significantly from the last year, and various indicators continued to be positive.

Please also refer to the “Technological Empowerment and Operations and Services” in the section headed “Management Discussion and Analysis” in this annual report.

Relationship between the Company and its employees

The Company created a harmonious labor relationship according to law and entered into employment contracts with its employees in a timely manner. The Company strengthened the management of employees in all aspects by establishing the following three mechanisms: an employee team management mechanism with the characteristics of basic level orientation, combination of training and utilization of employees, hierarchical responsibility and unified regulation; a performance management mechanism that is strategy-based and result-oriented, adopts hierarchical classification, and focuses on application; and a remuneration distribution mechanism that is based on the principles of salary determined by position, remuneration paid based on performance, emphasis on incentives and preference to the local level. The Company was concerned about the overall development of employees, and actively improved the comprehensive quality and professional skills of employees through various means, such as the establishment of systems for position training and promotion education of employees at all levels, and the development of various types of high-quality learning models (including face-to-face teaching and online autonomous learning), so as to facilitate the career development of employees. The Company attached importance to humanistic concern by safeguarding the legitimate rights and interest of employees in a practical manner and encouraging employees to arrange vacations and annual leave in a scientific way, with an aim to achieve work-life balance.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

The Company actively promoted the construction of a democratic management system with employee representative meetings as its basic form to protect the democratic rights of employees and to facilitate the joint development between employees and the Company. Its head office and provincial branches have fully established the system of employee representative meetings, organized their respective employees to perform democratic management and supervisory role according to law, and inspected and monitored the implementation of any resolutions adopted by employee representative meetings, thus carrying out the supervisory and performing functions of proposals in a serious manner and constantly improving democratic management. The first meeting of the third session of the employee representative meeting of the Company was held in Beijing on 17 December 2019, during which the “Administrative Work Report” and the “Report on Financial Situation” of the Company were considered and approved.

For details regarding the Company’s employees (including the number of employees, composition of professionals, educational levels, remuneration policy and training program), please refer to the section headed “Directors, Supervisors, Senior Management and Employees” in this annual report.

FORMULATION AND IMPLEMENTATION OF PROFIT DISTRIBUTION POLICY

In accordance with Article 217 of the Articles of Association, the basic principles of the Company’s profit distribution are as follows:

1.

The Company shall take the investment return for investors into full account and allocate the required percentage of the Company’s realized distributable profits to shareholders as dividends each year;

2.

The Company shall maintain a sustainable and steady profit distribution policy and at the same time take into consideration the Company’s long-term interest, general interest of all the shareholders and the sustainable development of the Company;

3.	The Company shall give priority to cash dividends as its profit distribution manner.

In accordance with Article 218 of the Articles of Association, the Company’s profit distribution policy is as follows:

1.

Profit distribution modes: The Company may distribute dividends in the form of cash or shares or a combination of cash and shares. If practicable, the Company may distribute interim dividends. The Company’s dividends shall not bear interest, save in the case where the Company fails to distribute the dividends to the shareholders on the day when dividends were due to have been distributed;

2.

Conditions for and percentage of distribution of cash dividends: If the Company makes profits in a given year and the cumulative undistributed profit is positive, the Company shall distribute dividends in the form of cash and the cumulative profits distributed in cash over the past three years by the Company shall be no less than thirty percent (30%) of the average annual distributable profits in recent three years;

3.

Conditions for distribution of share dividends: If the Company’s operation is sound and the Board of Directors is of the opinion that share dividends distribution is in the interest of all the Company’s shareholders since the Company’s stock price does not match the Company’s share capital, the Company may propose a share dividends distribution plan if the conditions for cash dividends listed above are satisfied.

In addition, the Company’s profit distribution is required to comply with relevant regulatory requirements. If the Company’s core solvency ratio or comprehensive solvency ratio does not meet the minimum requirements, the CBIRC may adopt regulatory measures against the Company due to its failure to meet the minimum requirements, which may restrict the Company’s ability to distribute dividends to its shareholders.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

In accordance with Article 219 of the Articles of Association, the procedures of reviewing the Company’s profit distribution proposal is as follows:

The Company’s profit distribution proposal shall be reviewed by the Board of Directors. The Board of Directors shall have a sufficient discussion of the reasonableness of the profit distribution proposal. After a special resolution regarding the proposal is reached and independent opinions have been given by the Company’s Independent Directors, the proposal shall be submitted to the Company’s general meeting for approval. In reviewing the profit distribution proposal, the Company shall provide Internet-based voting mechanism to the shareholders. When deliberating on specific cash dividend proposal by the Company’s general meeting, the Company shall make active communication with shareholders, especially small- and medium-sized shareholders, through various channels. The Company shall also fully solicit opinions and appeals from investors, and give timely reply to concerns of small- and medium-sized investors.

Profit distribution plan and public reserves capitalization plan

Profit distribution plan or public reserves capitalization plan for the year of 2019

In accordance with the profit distribution plan for the year 2019 approved by the Board on 25 March 2020, with the appropriation to its discretionary surplus reserve fund of RMB5,857 million (10% of the net profit for 2019), the Company, based on 28,264,705,000 shares in issue, proposed to distribute cash dividends amounting to RMB20,633 million to all shareholders of the Company at RMB0.73 per share (inclusive of tax). The foregoing profit distribution plan is subject to the approval by the 2019 Annual General Meeting to be held on 29 June 2020 (Monday). Dividends payable to domestic shareholders are declared, valued and paid in RMB. Dividends payable to shareholders of the Company’s foreign-listed shares are declared and valued in RMB and paid in the currency of the jurisdiction in which the foreign-listed shares are listed (if the Company is listed in more than one jurisdiction, dividends shall be paid in the currency of the Company’s principal jurisdiction of listing as determined by the Board). The Company shall pay dividends to shareholders of foreign-listed shares in conformity with the PRC regulations on foreign exchange control. If no such regulations are in place, the applicable exchange rate is the average closing rate published by the People’s Bank of China one week before the declaration of the distribution of dividends.

No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

The profit distribution policy of the Company complied with the Articles of Association and the examination and approval procedures of the Company, clearly defined the dividend distribution standards and percentage and the decision-making procedures and system. Small- and medium-sized shareholders of the Company have sufficient opportunities to express their opinions and appeals, and their legitimate rights have been well protected. The Independent Directors diligently considered the profit distribution policy and expressed their independent opinion in this regard.

The dividend distribution of the Company for the recent 3 years is as follows:

						RMB million
Year in which dividends were distributed	Number of bonus stocks per ten shares (shares)	Amount of dividends per ten shares (RMB) (including tax)	Transfer of public reserve into share capital per ten shares (shares)	Amount of cash dividends (including tax)	Net profit attributable to equity holders of the Company in the consolidated statements for the year in which dividends were distributed	Percentage of amount of cash dividends in net profit attributable to equity holders of the Company in the consolidated statements
2019	—	7.3	—	20,633	58,287	35%
2018	—	1.6	—	4,522	11,395	40%
2017	—	4.0	—	11,306	32,253	35%

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

CHANGES IN ACCOUNTING ESTIMATES

The changes in accounting estimates of the Company during the Reporting Period are set out in Note 3 in the Notes to the Consolidated Financial Statements in this annual report.

RESERVES

Details of the reserves of the Company are set out in Note 38 in the Notes to the Consolidated Financial Statements in this annual report.

CHARITABLE DONATIONS

The total amount of charitable donations made by the Company during the Reporting Period was approximately RMB192.80 million.

PROPERTY, PLANT AND EQUIPMENT

Details of the movement in property, plant and equipment of the Company are set out in Note 6 in the Notes to the Consolidated Financial Statements in this annual report.

SHARE CAPITAL

Details of the movement in share capital of the Company are set out in Note 36 in the Notes to the Consolidated Financial Statements in this annual report.

INFORMATION OF TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES

Shareholders are taxed and/or enjoy tax relief for the dividend income received from the Company in accordance with the “Individual Income Tax Law of the People’s Republic of China”, the “Enterprise Income Tax Law of the People’s Republic of China”, and relevant administrative rules, governmental regulations and guiding documents. Please refer to the announcement published by the Company on the website of the SSE on 13 June 2019 for the information on income tax in respect of the dividend distributed to A Share shareholders during the Reporting Period, and the announcement published by the Company on the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 30 May 2019 for the information on income tax in respect of the dividend distributed to H Share shareholders during the Reporting Period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

H SHARE STOCK APPRECIATION RIGHTS

No H Share stock appreciation rights of the Company were granted or exercised in 2019. The Company will deal with such rights and related matters in accordance with the PRC governmental policies.

DAY-TO-DAY OPERATIONS OF THE BOARD

Details of the Board meetings and the Board’s performance of its duties during the Reporting Period are set out in the section headed “Report of Corporate Governance” in this annual report.

DIRECTORS’ AND SUPERVISORS’ SERVICE CONTRACTS

None of the Directors or Supervisors has entered into any service contracts with the Company and its subsidiaries that are not terminable within one year or can only be terminated by the Company with payment of compensation (other than statutory compensation).

INTERESTS OF DIRECTORS AND SUPERVISORS (AND THEIR CONNECTED ENTITIES) IN MATERIAL TRANSACTIONS, ARRANGEMENTS OR CONTRACTS

None of the Directors or Supervisors (and their connected entities) is or was materially interested, directly or indirectly, in any transaction, arrangement or contract of significance entered into by the Company or its controlling shareholders or any of their respective subsidiaries at any time during the Reporting Period or subsisted at the end of the Reporting Period.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

DIRECTORS’ AND SUPERVISORS’ RIGHTS TO ACQUIRE SHARES

No arrangements to which the Company, any of its subsidiaries or holding companies, or any subsidiary of the Company’s holding companies is a party, and whose objects are, or one of whose objects is, to enable Directors or Supervisors (including their spouses and children under the age of 18) to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, subsisted at any time during the Reporting Period or at the end of the Reporting Period.

DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND THE CHIEF EXECUTIVE IN THE SHARES OF THE COMPANY

As at the end of the Reporting Period, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. In addition, the Board has created a code of conduct in relation to the sale and purchase of the Company’s securities by Directors and Supervisors, which is no less stringent than the Model Code. Upon specific inquiry by the Company, the Directors and Supervisors have confirmed compliance with the Model Code and the Company’s own code of conduct in the year of 2019.

PRE-EMPTIVE RIGHTS AND ARRANGEMENTS FOR SHARE OPTIONS

According to the Articles of Association and relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement for share options.

MANAGEMENT CONTRACTS

No management or administration contracts for the whole or substantial part of any business of the Company were entered into during the Reporting Period.

MATERIAL GUARANTEES

Independent Directors of the Company have rendered their independent opinions on the Company’s external guarantees, and are of the view that:

1.	during the Reporting Period, the Company did not provide any external guarantee;

2.

the Company’s internal control system regarding external guarantees is in compliance with laws, regulations, and the requirements under the “Notice in relation to the Standardization of Capital Flows between Listed Companies and Connected Parties and Issues in relation to External Guarantees Granted by Listed Companies”; and

3.	the Company has expressly provided in its Articles of Association the level of authority required for approving external guarantees and the approval procedures.

RESPONSIBILITY STATEMENT OF DIRECTORS ON FINANCIAL REPORTS

The Directors are responsible for overseeing the preparation of the financial report for each financial period which gives a true and fair view of the Company’s financial position, performance results and cash flows for that period. To the best knowledge of the Directors, there was no material event or condition during the Reporting Period that might have a material adverse effect on the continuing operation of the Company.

BOARD’S STATEMENT ON INTERNAL CONTROL

In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the Board conducted an assessment on internal control relating to the Company’s financial reporting functions, and confirmed that its internal control was effective as at 31 December 2019.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

MAJOR CUSTOMERS

In 2019, the gross written premiums received from the Company’s five largest customers accounted for less than 30% of the Company’s gross written premiums for the year. There is no related party of the Company among the five largest customers.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and within the knowledge of the Directors as at the Latest Practicable Date (25 March 2020), not less than 25% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company has applied the principles of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Listing Rules, and has complied with all code provisions of the CG Code during the Reporting Period.

AUDITORS

A resolution was passed at the 2018 Annual General Meeting to engage Ernst & Young Hua Ming LLP as the PRC auditor and the auditor for US Form 20-F of the Company for the year 2019, and Ernst & Young as the Hong Kong auditor of the Company for the year 2019, who will hold office until the conclusion of the 2019 Annual General Meeting. Ernst & Young Hua Ming LLP and Ernst & Young have been serving as the Company’s auditors for seven consecutive years.

Remuneration paid by the Company to the auditors is subject to the approval at the shareholders’ general meeting, pursuant to which the Board is authorized to determine the amount and make payment. Audit fees paid by the Company to the auditors will not affect the independence of the auditors.

Remuneration paid by the Company to the auditors in 2019 was as follows:

Service/Nature	RMB million Fees

Audit, review and agreed-up procedures fee	61.48
Including: Internal control audit fee	11.50
Non-audit services fee	2.28

Total	63.76

At the 2019 Annual General Meeting to be held on 29 June 2020, the Board will propose a resolution to re-appoint Ernst & Young Hua Ming LLP as the PRC auditor and the auditor for US Form 20-F of the Company for the year 2020, and Ernst & Young as the Hong Kong auditor of the Company for the year 2020.

By Order of the Board Wang Bin Chairman

Beijing, China 25 March 2020

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

REPORT OF THE BOARD OF SUPERVISORS

ACTIVITIES OF THE BOARD OF SUPERVISORS

Currently, the sixth session of the Board of Supervisors comprises Mr. Jia Yuzeng, Mr. Luo Zhaohui, Mr. Han Bing, Mr. Cao Qingyang and Ms. Wang Xiaoqing, with Mr. Jia Yuzeng acting as the Chairman of the Board of Supervisors. Of the members of the Board of Supervisors, Mr. Jia Yuzeng, Mr. Luo Zhaohui and Mr. Han Bing are Non-employee Representative Supervisors, and Mr. Cao Qingyang and Ms. Wang Xiaoqing are Employee Representative Supervisors. In February 2019, Mr. Shi Xiangming resigned from his position as a Supervisor of the Company due to the adjustment of work arrangements. In July 2019, Mr. Tang Yong resigned from his position as a Supervisor of the Company due to the adjustment of work arrangements. In July 2019, Mr. Huang Xin resigned from his position as a Supervisor of the Company due to the adjustment of work arrangements. In January 2020, Mr. Song Ping resigned from his position as a Supervisor of the Company due to the adjustment of work arrangements.

Attending meetings of the Board of Supervisors and diligently discharging their duties. Pursuant to the regulatory requirements of the jurisdictions where the Company is listed, the Articles of Association and the “Procedural Rules for the Board of Supervisors’ Meetings” of the Company, and in accordance with the work arrangement of the Board of Supervisors, the Board of Supervisors convened its regular meetings in a timely manner, at which it considered and approved proposals in relation to the Company’s financial reports, periodic reports, internal control, and risk management, etc. In 2019, the sixth session of the Board of Supervisors held five meetings in total, at which the Supervisors earnestly expressed their views, actively participated in discussions and diligently discharged their duties, thereby providing valuable advice for the business development of the Company.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Attending and participating in corporate governance meetings and actively exercising their supervisory role. In 2019, the Board of Supervisors attended the 2018 Annual General Meeting and the First Extraordinary General Meeting 2019 of the Company, and participated in the regular meetings of the Board. All members of the Board of Supervisors participated in the regular meetings of the Audit Committee, the Nomination and Remuneration Committee, the Risk Management and Consumer Rights Protection Committee, the Strategy and Assets and Liabilities Management Committee, and the Connected Transactions Control Committee, respectively, in accordance with the work allocation among Supervisors determined by the Board of Supervisors. By attending these meetings, all Supervisors diligently discharged their duties, oversaw the procedures for convening meetings, carefully listened to the matters considered at the meetings, and participated in discussions when necessary, thus bringing positive effects on further enhancement of corporate governance.

Supervising and evaluating the performance of duties by Directors. The Company commenced an evaluation of the performance of duties by Directors in accordance with the requirements such as the “Measures for the Administration of Independent Directors of Insurance Institutions” issued by the CBIRC and the “Operational Guidance for Evaluating the Performance of Duties by Directors of Insurance Companies” issued by the Insurance Association of China and after taking into account the “Provisional Measures for Evaluating the Performance of Duties by Directors” of the Company. Based on the performance of duties by Directors in 2019 and by reference to the information obtained during their participation of meetings of the Board and various special committees, the members of the Board of Supervisors evaluated and scored the Directors of the Company and formed evaluation opinions on them, which therefore improved the mechanism for the supervision and evaluation of duty performance of Directors.

Actively conducting research and investigation activities and examining and understanding the business operation of local branches. In 2019, all members of the Board of Supervisors carried out oversight of and conducted investigation and research on Beijing Branch, Jiangsu Branch, Zhejiang Branch, Guangxi Zhuang Autonomous Region Branch and other branches of the Company, respectively. The investigation and research activities were mainly conducted through various means such as seminar, individual interview and on-site inspection. Through the investigation and research activities, the Board of Supervisors comprehended the corporate business development of local branches in great depth, examined the effectiveness of the implementation by local branches of decisions made by the Board and the management as well as the establishment of the risk prevention and control mechanism, discussed matters in relation to the optimization of the risk prevention and control mechanism and the promotion of the “Dingxin Project”, and fully listened to the opinions and advices given by local branches.

Attending training courses and constantly enhancing performance of duties by the Supervisors. In 2019, all members of the Board of Supervisors attended a training course on the topic of “Standards of New Insurance Contracts and their Effects”, with Ernst & Young Hua Ming LLP and Ernst & Young, the external auditors of the Company, as the speaker, which gave them the opportunity to familiarize with and understand the impact of the standards of new insurance contracts on the subsequent management of the Company. Pursuant to the regulatory requirements, all members of the Board of Supervisors attended the training programs on anti-money laundering. Pursuant to the regulatory requirements of the industry, the new Supervisors of the Company sat for the examinations of the CBIRC regarding the approval of qualifications of new directors, supervisors and senior management officers of insurance institutions as organized by the CBIRC.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

INDEPENDENT OPINION OF THE BOARD OF SUPERVISORS ON CERTAIN MATTERS

During the Reporting Period, the Board of Supervisors of the Company performed its supervisory duties in a diligent manner in accordance with the requirements of the Company Law, the Articles of Association and the “Procedural Rules for the Board of Supervisors’ Meetings”.

1.

The Company’s operational compliance with the law. During the Reporting Period, the Company’s operations were in compliance with the law. The Company’s operations and decision-making procedures were in compliance with the Company Law and the Articles of Association. All Directors and senior management of the Company maintained strict principles of diligence and integrity and performed their duties conscientiously. The Board of Supervisors is not aware of any of them having violated any law, regulation, or any provision in the Articles of Association or harmed the interests of the Company in the course of discharging their duties.

2.

The authenticity of the financial report. The Company’s annual financial report truly reflected the Company’s financial position and operating results. Ernst & Young Hua Ming LLP and Ernst & Young have performed audits and have issued standard and unqualified auditors’ reports in respect of the financial statements for the year 2019 in accordance with the China Standards on Auditing of PRC Certified Public Accountants and the International Standards on Auditing, respectively.

3.

Acquisition and sale of assets. During the Reporting Period, the prices for acquisition and sale of assets were fair and reasonable. The Board of Supervisors is not aware of any insider trading, any acts harming the interests of shareholders or incurring any loss to the Company’s assets.

4.

Connected transactions. During the Reporting Period, the connected transactions of the Company were on commercial terms. The Board of Supervisors is not aware of any acts harming the interests of the Company.

5.

Internal control system and self-evaluation report on internal control. During the Reporting Period, the Company sought to improve its internal control system, and continued to improve the effectiveness of such system. The Board of Supervisors of the Company reviewed the self-evaluation report on the Company’s internal control system and did not raise any objection against the self-evaluation report of the Board regarding the Company’s internal control system.

By Order of the Board of Supervisors Jia Yuzeng Chairman of the Board of Supervisors

Beijing, China 25 March 2020

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

CHANGES IN ORDINARY SHARES AND SHAREHOLDERS INFORMATION

CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

ISSUE AND LISTING OF SECURITIES

As at the end of the Reporting Period, the Company had not issued any securities in the last three years. During the Reporting Period, there was no change in the total number of shares and the share structure of the Company due to bonus issues or placings, nor were there any internal employees’ shares.

INFORMATION ON SHAREHOLDERS AND EFFECTIVE CONTROLLER

Total number of shareholders and their shareholdings

Total number of ordinary share shareholders as at the end of the Reporting Period	No. of A Share shareholders: 101,051 No. of H Share shareholders: 27,228	Total number of ordinary share shareholders as at the end of the month prior to the disclosure of the annual report	No. of A Share shareholders: 116,377 No. of H Share shareholders: 27,086

Particulars of top ten shareholders of the Company	Unit: Shares

Name of shareholder	Nature of shareholder	Percentage of shareholding	Number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	0	—	—
HKSCC Nominees Limited	Overseas legal person	25.91%	7,323,690,703	+3,393,048	—	—
China Securities Finance Corporation Limited	State-owned legal person	2.56%	723,937,634	0	—	—
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	0	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.19%	54,650,164	+23,940,802	—	—
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	0	—	—
National Social Security Fund Portfolio 103	State-owned legal person	0.05%	12,995,533	+12,995,533	—	—
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.05%	12,806,123	–5,369,800	—	—
National Social Security Fund Portfolio 416	State-owned legal person	0.05%	12,720,175	+12,720,175	—	—
China National Nuclear Corporation	State-owned legal person	0.04%	12,400,000	0	—	—

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

	1.	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

Details of shareholders	2.	China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

Information relating to the Controlling Shareholder and Effective Controller

The controlling shareholder of the Company is CLIC, and its relevant information is set out below:

Name of company	China Life Insurance (Group) Company

Legal representative	Wang Bin

Date of incorporation	21 July 2003 (CLIC was formerly known as China Life Insurance Company, a company approved and formed by the State Council in January 1999. With the approval of the former China Insurance Regulatory Commission in 2003, China Life Insurance Company was restructured as CLIC)

Major businesses	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; funds application business permitted by national laws and regulations or approved by the State Council of PRC; other businesses approved by banking and insurance regulatory agencies.

Shareholdings in other subsidiaries and affiliates listed in China or abroad during the Reporting Period	As at 31 December 2019, CLIC held 1,785,098,644 H shares of Town Health International Medical Group Limited, representing 23.72% of its total shares.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

The effective controller of the Company is the Ministry of Finance of the People’s Republic of China. The equity and controlling relationship6 between the Company and its effective controller is set out in below:

During the Reporting Period, there was no change to the controlling shareholder and the effective controller of the Company. As at the end of the Reporting Period, there was no other corporate shareholder holding more than 10% of the shares in the Company.

INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 31 December 2019, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the HKSE:

Name of substantial shareholder	Capacity	Class of shares	Number of shares held		Percentage of the respective class of shares		Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%		68.37%
BlackRock, Inc. (Note 1)	Interest in controlled corporation	H Shares	596,096,797	(L)	8.01%		2.11%
			355,000	(S)	0.00%		0.00%
JPMorgan Chase & Co. (Note 2)	Interest in controlled corporation, investment manager, person having a security interest in shares, trustee, approved lending agent	H Shares	460,067,443	(L)	6.18%		1.63%
			128,651,185 157,493,474	(S) (P)	1.72 2.11	% %	0.46 0.56	% %

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

[6]

In order to consistently carry out the relevant arrangements under the “Notice of the State Council on Issuing the Implementation Plan for Transferring Part of State-owned Capital to Supplement Social Security Fund” (Guo Fa [2017] No. 49), the CBIRC has approved the one-off transfer by the Ministry of Finance of 10% of its equity interest in CLIC to the National Council for Social Security Fund (the “SSF”) (the “Gratuitous Transfer”) in accordance with the “Reply for the Approval of Change of Shareholder of China Life Insurance (Group) Company” (CBIRC’s Reply [2020] No. 63). Upon completion fo the Gratuitous Transfer, the Ministry of Finance and the SSF will hold 90% and 10% equity interest in CLIC, respectively.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

(Note 1):

BlackRock, Inc. was interested in a total of 596,096,797 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited, BlackRock Asset Management (Schweiz) AG and BlackRock Investment Management (Taiwan) Limited were interested in 7,811,000 H shares, 13,660,000 H shares, 172,685,588 H shares, 198,392,000 H shares, 2,147,000 H shares, 15,318,722 H shares, 1,116,000 H shares, 5,388,000 H shares, 24,226,318 H shares, 1,086,000 H shares, 2,829,000 H shares, 1,254,000 H shares, 56,388,918 H shares, 26,547,000 H shares, 28,389,313 H shares, 476,000 H shares, 23,817,331 H shares, 10,588,607 H shares, 3,906,000 H shares, 60,000 H shares, and 10,000 H shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 596,096,797 H shares, 9,201,000 H shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 355,000 H shares (0.00%). These 355,000 H shares were cash settled unlisted derivatives.

(Note 2):

JPMorgan Chase & Co. was interested in a total of 460,067,443 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, J.P. Morgan Bank Luxembourg S.A.-Amsterdam Branch, J.P. Morgan Securities LLC, JPMORGAN ASSET MANAGEMENT (UK) LIMITED, JPMorgan Chase Bank, National Association, JPMorgan Asset Management (Asia Pacific) Limited, China International Fund Management Co., Ltd., JPMorgan Asset Management (Taiwan) Limited, J.P. Morgan AG, J.P. Morgan Bank Luxembourg S.A.-Stockholm Bankfilial, JPMORGAN CHASE BANK, N.A.-LONDON BRANCH, J.P. Morgan Investment Management Inc., J.P. Morgan Bank Luxembourg S.A.-Oslo Branch, JPMorgan Chase Bank, N.A.-Sydney Branch, J.P. Morgan Bank Luxembourg S.A., J.P. Morgan Trust Company of Delaware, JPMorgan Chase Bank, N.A.-Hong Kong Branch, J.P. MORGAN SECURITIES PLC and J.P. Morgan (Suisse) SA were interested in 4,473,173 H shares, 14,556,596 H shares, 12,485,000 H shares, 65,326,723 H shares, 64,913,000 H shares, 37,000 H shares, 5,798,000 H shares, 1,000 H shares, 3,618,779 H shares, 74,231,967 H shares, 56,762,361 H shares, 267,240 H shares, 3,765,773 H shares, 4,095,000 H shares, 4,640 H shares, 8,717,503 H shares, 136,449,372 H shares and 4,564,316 H shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 460,067,443 H shares are 157,493,474 H shares (2.11%), which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules. Of these 460,067,443 H shares, 15,096,000 H shares were physically settled listed derivatives, 1,840,000 H shares were cash settled listed derivatives, 21,164,574 H shares were physically settled unlisted derivatives and 43,437,000 H shares were cash settled unlisted derivatives.

JPMorgan Chase & Co. held a short position as defined under Part XV of the SFO in 128,651,185 H shares (1.72%). Of these 128,651,185 H shares, 12,915,000 H shares were physically settled listed derivatives, 7,316,000 H shares were cash settled listed derivatives, 32,643,315 H shares were physically settled unlisted derivatives, 73,840,248 H shares were cash settled unlisted derivatives and 2 H shares were convertible instruments listed derivatives.

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware of any other party who, as at 31 December 2019, had an interest or short position in the shares and underlying shares of the Company which was recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

CURRENT DIRECTORS

Name	Position	Gender	Date of Birth	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Salary/ Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company
Wang Bin	Chairman of the Board, Executive Director	Male	November 1958	Since 3 December 2018	0	0	/	0	0	0	Yes
Su Hengxuan	Executive Director	Male	February 1963	Since 20 December 2018	0	0	/	0	0	0	Yes
Li Mingguang	Executive Director	Male	July 1969	Since 16 August 2019	0	0	/	59.67	9.62	69.29	No
Zhao Peng	Executive Director	Male	April 1972	Since 20 February 2020	0	0	/	/	/	/	Yes
Yuan Changqing	Non-executive Director	Male	September 1961	Since 11 February 2018	0	0	/	0	0	0	Yes
Liu Huimin	Non-executive Director	Male	June 1965	Since 31 July 2017	0	0	/	0	0	0	Yes
Yin Zhaojun	Non-executive Director	Male	July 1965	Since 31 July 2017	0	0	/	0	0	0	Yes
Wang Junhui	Non-executive Director	Male	July 1971	Since 16 August 2019	0	0	/	0	0	0	Yes
Chang Tso Tung Stephen	Independent Director	Male	November 1948	Since 20 October 2014	0	0	/	32.00	0	32.00	Yes
Robinson Drake Pike	Independent Director	Male	October 1951	Since 11 July 2015	0	0	/	32.00	0	32.00	No
Tang Xin	Independent Director	Male	September 1971	Since 7 March 2016	0	0	/	32.00	0	32.00	Yes
Leung Oi-Sie Elsie	Independent Director	Female	April 1939	Since 20 July 2016	0	0	/	30.00	0	30.00	Yes

Total	/	/	/	/	0	0	/	185.67	9.62	195.29	/

Notes:

1.

According to the “Procedural Rules for the Board Meetings of China Life Insurance Company Limited”, Directors serve for a term of three years and may be re-elected. However, Independent Directors may not serve for more than six years.

2.

The positions of the Directors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.

3.

According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the Executive Directors is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

4.

Following the election at the 2018 Annual General Meeting of the Company and upon the approval by the CBIRC Beijing Bureau, Mr. Li Mingguang and Mr. Wang Junhui became an Executive Director and a Non-executive Director of the sixth session of the Board of Directors of the Company, respectively, on 16 August 2019. After the consideration and approval by the First Extraordinary General Meeting 2019 of the Company and upon the approval by the CBIRC Beijing Bureau, Mr. Zhao Peng became an Executive Director of the sixth session of the Board of Directors of the Company on 20 February 2020.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

CURRENT SUPERVISORS

Name	Position	Gender	Date of Birth	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Salary/ Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company
Jia Yuzeng	Chairman of the Board of Supervisors	Male	June 1962	Since 11 July 2018	0	0	/	125.30	22.95	148.25	No
Luo Zhaohui	Supervisor	Male	March 1974	Since 11 February 2018	0	0	/	0	0	0	Yes
Han Bing	Supervisor	Male	November 1971	Since 12 July 2019	0	0	/	25.28	16.94	42.22	No
Cao Qingyang	Employee Representative Supervisor	Male	May 1963	Since 12 July 2019	0	0	/	28.58	15.41	43.99	No
Wang Xiaoqing	Employee Representative Supervisor	Female	October 1965	Since 27 December 2019	0	0	/	3.96	2.82	6.78	No

Total	/	/	/	/	0	0	/	183.12	58.12	241.24	/

Notes:

1.	Pursuant to the Articles of Association, Supervisors serve for a term of three years and may be re-elected.
2.

The positions of the Supervisors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.

3.

According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the Chairman of the Board of Supervisors and the Supervisors is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

4.

Following the election at the third extraordinary meeting of the second session of the employee representative meeting of the Company and upon the approval by the CBIRC Beijing Bureau, Mr. Cao Qingyang became an Employee Representative Supervisor of the sixth session of the Board of Supervisors of the Company on 12 July 2019. Following the election at the 2018 Annual General Meeting of the Company and upon the approval by the CBIRC Beijing Bureau, Mr. Han Bing became a Non-employee Representative Supervisor of the sixth session of the Board of Supervisors of the Company on 12 July 2019. Following the election at the fourth extraordinary meeting of the second session of the employee representative meeting of the Company and upon the approval by the CBIRC Beijing Bureau, Ms. Wang Xiaoqing became an Employee Representative Supervisor of the sixth session of the Board of Supervisors of the Company on 27 December 2019.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

CURRENT SENIOR MANAGEMENT

Name	Position	Gender	Date of Birth	Term	Number of share held at the beginning of the year	Number of share held at the end of the year	Reason for changes	Salary/ Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company
Su Hengxuan	President	Male	February 1963	Since April 2019	0	0	/	0	0	0	Yes
Li Mingguang	Vice President, Chief Actuary, Board Secretary	Male	July 1969	Appointed as Vice President since November 2014, Chief Actuary since March 2012, Board Secretary since June 2017	0	0	/	143.20	23.00	166.20	No
Zhao Peng	Vice President	Male	April 1972	Since March 2018	0	0	/	93.98	17.38	111.36	Yes
Ruan Qi	Vice President	Male	July 1966	Since April 2018	0	0	/	125.30	22.95	148.25	No
Zhan Zhong	Vice President	Male	April 1968	Since July 2019	0	0	/	119.33	26.48	145.81	No
Yang Hong	Vice President	Female	February 1967	Since July 2019	0	0	/	119.33	26.52	145.85	No
Zhao Guodong	Assistant to the President	Male	November 1967	Since October 2019	0	0	/	16.25	5.71	21.96	No
Xu Chongmiao	Compliance Officer	Male	October 1969	Since July 2018	0	0	/	52.80	31.89	84.69	No

Total	/	/	/	/	0	0	/	670.19	153.93	824.12	/

Notes:

1.

The positions of the members of the Senior Management in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.

2.

According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the Senior Management is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

3.

After the consideration by the ninth meeting of the sixth session of the Board of Directors of the Company and upon the approval by the CBIRC, Mr. Su Hengxuan became the President of the Company on 2 April 2019. After the consideration by the fourteenth and eighteenth meetings of the sixth session of the Board of Directors of the Company and upon the approval by the CBIRC Beijing Bureau, Mr. Zhan Zhong and Ms. Yang Hong became the Vice Presidents of the Company, respectively, on 12 July 2019. After the consideration by the sixteenth meeting of the sixth session of the Board of Directors of the Company and upon the approval by the CBIRC Beijing Bureau, Mr. Zhao Guodong became an Assistant to the President of the Company on 25 October 2019.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

RESIGNATION AND RETIREMENT OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Name	Previous Position	Gender	Date of Birth	Term	Number of share held at the beginning of the year	Number of share held at the end of the year	Reason for changes	Salary/ Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emolument received from the Company during the Reporting Period	Whether received emolument from connected parties of the Company	Reason for changes
Xu Hengping	Executive Director Vice President	Male	November 1958	11 July 2015 – 24 January 2019 November 2014 – January 2019	0	0	/	0.85	1.79	2.64	No	Resigned due to the reason of age
Xu Haifeng	Executive Director Vice President	Male	May 1959	11 July 2015 – 28 June 2019 November 2014 – June 2019	0	0	/	60.51	10.09	70.60	No	Resigned due to the reason of age
Shi Xiangming	Supervisor	Male	November 1959	25 May 2009 – 18 February 2019	0	0	/	9.53	4.67	14.20	No	Resigned due to the adjustment of work arrangements
Tang Yong	Supervisor	Male	July 1972	2 February 2019 – 22 July 2019	0	0	/	4.74	2.78	7.52	Yes	Resigned due to the adjustment of work arrangements
Huang Xin	Employee Representative Supervisor	Male	February 1974	20 June 2018 – 22 July 2019	0	0	/	0	0	0	Yes	Resigned due to the adjustment of work arrangements
Song Ping	Employee Representative Supervisor	Male	June 1964	15 March 2018 – 3 January 2020	0	0	/	48.44	30.74	79.18	No	Resigned due to the adjustment of work arrangements
Zhao Lijun	Vice President	Male	July 1963	July 2016 – August 2019	0	0	/	95.47	15.19	110.66	No	Resigned due to the adjustment of work arrangements
Xiao Jianyou	Vice President	Male	September 1968	October 2016 – May 2019	0	0	/	52.21	9.84	62.05	No	Resigned due to the adjustment of work arrangements

Total	/	/	/	/	0	0	/	271.75	75.10	346.85	/	/

Notes:

1.	This table sets out the information of Directors, Supervisors and Senior Management who resigned or retired during the Reporting Period and as at the submission date of this annual report.
2.	The emoluments are calculated based on the terms of office of the resigned and retired Directors, Supervisors and Senior Management during the Reporting Period.
3.

According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the Executive Directors, Supervisors and the Senior Management is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

DIRECTORS

Mr. Wang Bin, born in 1958, Chinese

Mr. Wang is the Chairman of the Board of Directors of the Company, the Chairman of the Board of Directors and the Secretary to the Party Committee of China Life Insurance (Group) Company, the Chairman of the Board of Directors of China Life Asset Management Company Limited, the Chairman of the Board of Directors of China Life Insurance (Overseas) Company Limited, and a Director and the Chairman of the Board of Directors of China Guangfa Bank Co., Ltd. Mr. Wang has successively been employed by government authorities and financial institutions, with nearly 30 years of experience in financial management. He worked at the People’s Bank of China, participating in the preparation and establishment of Agricultural Development Bank of China as an important member. Mr. Wang served as the General Manager of Jiangxi Branch of Agricultural Development Bank of China, and the President of Tianjin Branch and Beijing Branch of the Bank of Communications Co., Ltd. (the “Bank of Communications”). He served as the Vice President of the Bank of Communications from 2005 to 2012 and concurrently served as an Executive Director of the Bank of Communications from 2010 to 2012. From March 2012 to August 2018, he served as the Chairman of the Board of Directors and the Secretary to the Party Committee of China Taiping Insurance Group Ltd. Mr. Wang holds a doctoral degree in economics. He is a researcher, a delegate to the 19th National Congress of the Communist Party of China, and a member of the 12th and 13th National Committee of the Chinese People’s Political Consultative Conferences.

Mr. Su Hengxuan, born in 1963, Chinese

Mr. Su became an Executive Director of the Company in December 2018. He has been the President of the Company since April 2019 and the Vice President of China Life Insurance (Group) Company since December 2017. He was the President of China Life Pension Company Limited from March 2015 to February 2018. Mr. Su served various positions in the Company from 2000 to 2015, including the Deputy General Manager of Henan Branch, the General Manager of the Individual Insurance Department of the Company, the General Manager of the Individual Insurance Sales Department of the Company, an Assistant to the President and the Vice President of the Company. Mr. Su graduated from Wuhan University and the University of Science and Technology of China and obtained a doctoral degree in management science and engineering from the University of Science and Technology of China in 2011. Mr. Su, a senior economist, has over 35 years of experience in the operation and management of life insurance business.

Mr. Li Mingguang, born in 1969, Chinese

Mr. Li became an Executive Director of the Company in August 2019. He has been the Vice President of the Company since November 2014, the Chief Actuary of the Company since March 2012, the Chief Actuary of China Life Pension Company Limited since May 2012 and the Board Secretary of the Company since June 2017. Mr. Li joined the Company in 1996 and subsequently served as the Deputy Division Chief, the Division Chief, an Assistant to the General Manager of the Product Development Department, the Responsible Actuary of the Company and the General Manager of the Actuarial Department. He graduated from Shanghai Jiaotong University with a bachelor’s degree in computer science in 1991, Central University of Finance and Economics majoring in monetary banking (actuarial science) with a master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied in University of Pennsylvania in the United States in 2011. Mr. Li is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the Chairman of the first session of the China Actuarial Working Committee and the Secretary-general of both the first and the second sessions of the China Association of Actuaries. He is currently an Executive Director of the China Association of Actuaries and a member of the China National Master of Insurance Education Supervisory Committee.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Mr. Zhao Peng, born in 1972, Chinese

Mr. Zhao became an Executive Director of the Company in February 2020. He has been the Vice President of the Company since March 2018 and the Chief Financial Officer of China Life Insurance (Group) Company since August 2019. He served as an Assistant to the President of the Company from October 2017 to March 2018 and the General Manager of Zhejiang Branch of the Company from January 2015 to October 2017. From 2014 to 2015, he successively served as the Deputy General Manager (at the general manager level of the provincial branches) and the Person-in-Charge of Zhejiang Branch of the Company. From 2003 to 2014, he successively held various positions in China Life Insurance (Group) Company, including the Division Chief of the Capital Management Division of the Finance Department, an Assistant to the General Manager and the Division Chief of the Capital Management Division of the Finance Department, an Assistant to the General Manager, the Deputy General Manager and the General Manager of the Finance and Accounting Department, and the General Manager of the Finance Department. From 1995 to 2003, Mr. Zhao successively served as a staff member of the Capital Division, a staff member of the Financial Management Division, the Deputy Division Chief and the Division Chief of the Capital Division of the Planning and Finance Department of China Life Insurance Company. Mr. Zhao graduated from Hunan College of Finance and Economics in July 1995, majoring in actuarial science with a bachelor’s degree in economics, from Central University of Finance and Economics in June 2002, majoring in finance with a master’s degree in economics, and from Tsinghua University in January 2007, majoring in business administration with a master’s degree in business administration.

Mr. Yuan Changqing, born in 1961, Chinese

Mr. Yuan became a Non-executive Director of the Company in February 2018. He is the Vice Chairman, President and Deputy Secretary to the Party Committee of China Life Insurance (Group) Company. Mr. Yuan served as the Chairman of the Supervisory Committee and the Deputy Secretary to the Party Committee of Agricultural Bank of China Limited from April 2015 to May 2017. He served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Corporation Limited from November 2014 to April 2015, the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from December 2008 to August 2012, and an Executive Director, the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from August 2012 to November 2014, during which he concurrently acted as the Chairman of Everbright Securities Company Limited. During the period from 1995 to 2008, he served as the Vice President, President and Secretary to the Party Committee of Xinjiang Branch, the President and Secretary to the Party Committee of Henan Branch, and the Director of the Organization Department of the Party Committee and the General Manager of the Human Resources Department of the head office of Industrial and Commercial Bank of China Limited. During the period from 1981 to 1995, he held various professional and management positions in branch offices of the People’s Bank of China and Industrial and Commercial Bank of China. Mr. Yuan, a senior economist, graduated from the University of Hong Kong, majoring in international business administration with a master’s degree in business administration.

Mr. Liu Huimin, born in 1965, Chinese

Mr. Liu became a Non-executive Director of the Company in July 2017. He has been the Vice President of China Life Insurance (Group) Company since September 2013. He served as the Vice President of China Life Asset Management Company Limited from 2004, and the President and a Director of the same company from 2006, during which he concurrently served as the Chairman of China Life Franklin Asset Management Company Limited and the Chairman of China Life AMP Asset Management Co., Ltd., etc. Mr. Liu graduated from the Peking University with a doctoral degree in international law. Before that, he graduated from the School of Social Sciences of the University of Sussex in the United Kingdom with a master’s degree in development economics and the Peking University with a bachelor’s degree in national economic management, respectively.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Mr. Yin Zhaojun, born in 1965, Chinese

Mr. Yin became a Non-executive Director of the Company in July 2017. He has been the President of China Guangfa Bank Co., Ltd. since September 2019 and the Vice President of China Life Insurance (Group) Company since October 2016. He joined the Bank of Communications in July 1990, and consecutively served as an Assistant to the President of Beijing Branch and the Vice President of Shanxi branch of the Bank of Communications from 2005, and the President of Shanxi Branch, Hebei Branch and Beijing Branch of the Bank of Communications from 2011. Mr. Yin graduated from the China University of Political Science and Law with a master’s degree in public administration. Before that, he graduated from the Faculty of Accounting of the Beijing College of Finance and Commerce with a bachelor’s degree in economics.

Mr. Wang Junhui, born in 1971, Chinese

Mr. Wang became a Non-executive Director of the Company in August 2019. He has been the Chief Investment Officer of China Life Insurance (Group) Company and the President of China Life Asset Management Company Limited since August 2016. He has been the Chairman of China Life Franklin Asset Management Company Limited since September 2016 and the Chairman of China Life AMP Asset Management Co., Ltd. since December 2016. From 2004 to 2016, he served as an Assistant to the President and the Vice President of China Life Asset Management Company Limited, and the President of China Life Investment Holding Company Limited. From 2002 to 2004, he served as the Director of the Investment Department and an Assistant to the General Manager of Harvest Fund Management Co., Ltd. Mr. Wang graduated from the School of Computer Science of Beijing University of Technology with a bachelor’s degree in software in 1995, and Chinese Academy of Fiscal Sciences of the Ministry of Finance of the PRC with a doctoral degree in finance in 2008. He is a senior economist.

Mr. Chang Tso Tung Stephen, born in 1948, Chinese

Mr. Chang became an Independent Director of the Company in October 2014. He served as the Vice Chairman of the Greater China Region of Ernst & Young, the Managing Partner for professional services and the Chairman of auditing and consulting service of Ernst & Young until his retirement in 2004. From 2007 to 2013, Mr. Chang was an Independent Non-executive Director of China Pacific Insurance (Group) Co., Ltd. Mr. Chang is currently an Independent Non-executive Director of Kerry Properties Limited and Hua Hong Semiconductor Limited, all of which are listed on the HKSE. Mr. Chang has been practicing as a certified public accountant in Hong Kong for around 30 years and has extensive experience in accounting, auditing and financial management. Mr. Chang holds a bachelor’s degree of science from the University of London, and is a fellow member of the Institute of Chartered Accountants in England and Wales.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Mr. Robinson Drake Pike, born in 1951, American

Mr. Pike became an Independent Director of the Company in July 2015. Before his retirement from Goldman Sachs in 2014, Mr. Pike served as the Managing Director of Goldman Sachs and the Chief Representative of the Beijing Representative Office of Goldman Sachs International Bank UK from August 2011 to May 2014, and the Managing Director of Goldman Sachs and the senior advisor and project coordinator sent to the Industrial and Commercial Bank of China by Goldman Sachs from January 2007 to August 2011. He was the Senior Vice President of Lehman Brothers and the Deputy Head and the Head of Asia Credit Risk Management of Lehman Brothers from July 2000 to December 2006. Mr. Pike has over 30 years of experience in the Asian financial industry with a focus on risk management and China’s banking industry. He holds a bachelor’s degree of arts in Chinese Language and Literature from Yale University and a master’s degree of public affairs in development economics from Princeton University’s Woodrow Wilson School.

Mr. Tang Xin, born in 1971, Chinese

Mr. Tang became an Independent Director of the Company in March 2016. He is a professor of the School of Law of Tsinghua University, the Deputy Head of the Commercial Law Research Center of Tsinghua University, an associate editor of “Tsinghua Law Review”, a member of the Listing Committee of the Shanghai Stock Exchange, the Chairman of the Independent Director Committee of China Association for Public Companies, and an Independent Director of each of Harvest Fund Management Co., Ltd., GF Securities Co., Ltd. and Bank of Guizhou Co., Ltd. Mr. Tang was elected as a member of the first and second sessions of the Merger, Acquisition and Reorganization Review Committee of the China Securities Regulatory Commission from 2008 to 2010. He served as an Independent Director of China Spacesat Co., Ltd. from 2008 to 2014, an Independent Director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, and an Independent Director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015. Mr. Tang graduated from Renmin University of China with bachelor’s, master’s and doctorate degrees in law.

Ms. Leung Oi-Sie Elsie, born in 1939, Chinese

Ms. Leung became an Independent Director of the Company in July 2016. She was the first Secretary for Justice of Hong Kong, a member of the Executive Council of Hong Kong, the Deputy Director of the Hong Kong Basic Law Committee of the Standing Committee of the 2nd, 3rd and 4th National People’s Congress and a consultant of Iu, Lai & Li Solicitors & Notaries. Ms. Leung served as a member of the Social Welfare Advisory Committee and the Equal Opportunities Commission, an executive committee member and a council member of the Hong Kong Federation of Women, the Chairperson and President of the International Federation of Women Lawyers, and the Honorary President of the Nanhai Worldwide Friendship Federation. She is a Justice of the Peace, a Notary Public and a China-Appointed Attesting Officer. She has been awarded the “Grand Bauhinia Medal” and admitted as a solicitor by the Law Societies of Hong Kong and England. Ms. Leung graduated from the University of Hong Kong with a master’s degree in law, and is a fellow of the International Academy of Matrimonial Lawyers. She has been an Independent Non-executive Director of United Company RUSAL Plc since December 2009, an Independent Non-executive Director of China Resources Power Holdings Company Limited since April 2010, and an Independent Non-executive Director of PetroChina Company Limited since June 2017.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

SUPERVISORS

Mr. Jia Yuzeng, born in 1962, Chinese

Mr. Jia became the Chairman of the Board of Supervisors of the Company in July 2018. During the period from 2006 to March 2018, he served as a Supervisor, the General Manager of the Human Resources Department, an Assistant to the President, the Vice President, the Board Secretary, an Executive Director and the Compliance Officer of China Life Pension Company Limited. During the period from 2004 to 2006, he served as the General Manager of the Work Department of the Trade Union, the Executive Deputy Director of the Trade Union and a Supervisor of the Company. During the period from 1988 to 2004, he successively served as the Division Head of the General Office and a secretary (at the deputy director level) of the PRC Ministry of Supervision, the Deputy Director (responsible for daily operations) of the Minister Office of the General Supervision Office under the Supervision Department of the Central Commission for Discipline Inspection, and an inspector (at the director level), supervisor, inspector (at the deputy bureau chief level) and special supervisor of the General Office of the Central Commission for Discipline Inspection. Mr. Jia graduated from the Open University of Hong Kong in 2003, majoring in business administration with a master’s degree in business administration.

Mr. Luo Zhaohui, born in 1974, Chinese

Mr. Luo became a Supervisor of the Company in February 2018. Mr. Luo worked at the Risk Management Department of China Life Insurance Company and the General Office of China Life Insurance (Group) Company from August 2002 to August 2013, and was appointed as the Senior Manager of the Comprehensive Information Division of the General Office of China Life Insurance (Group) Company in May 2009 and an Assistant to the General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in August 2013. Mr. Luo was seconded to Shijiazhuang Branch of the Company in Hebei Province as the Deputy General Manager during the period from November 2013 to October 2015, and was then appointed as the Deputy General Manager and the General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in July 2016 and November 2019, respectively. Mr. Luo has been involved in strategic management related work for a long time, with considerable working experience in such aspects as risk management, market analysis and research, life insurance operation, as well as strategic planning and management. Mr. Luo, a senior economist, graduated from Peking University, majoring in finance with a doctoral degree.

Mr. Han Bing, born in 1971, Chinese

Mr. Han became a Supervisor of the Company in July 2019. He has been the General Manager of the Human Resources Department of the Company since December 2018. He served as the General Manager of the Human Resources Department of China Life Pension Company Limited from March 2016 to December 2018. During the period from 2014 to 2016, he successively served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of Ningbo Branch, and the Deputy General Manager and the Secretary to the Discipline Inspection Committee of Tibet Autonomous Region Branch of the Company. During the period from 2006 to 2014, he served as the Deputy General Manager of the Human Resources Department of the Company. Mr. Han graduated from Beijing College of Economics in 1994, majoring in labour economy with a bachelor’s degree in economics.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Mr. Cao Qingyang, born in 1963, Chinese

Mr. Cao became a Supervisor of the Company in July 2019. He has been the General Manager of the Product Development Department of the Company since February 2011. From 2008 to 2011, he successively served as the Deputy General Manager of Tianjin Branch and the Group Leader of the Statistics Working Group of the Company. From 2004 to 2008, he successively served as the General Manager of the Investor Relations Department, the Deputy Secretary-General of the Board Secretariat and concurrently the General Manager of the Investor Relations Department, and the Deputy Secretary-General of the Board Secretariat of the Company. Mr. Cao graduated from Nankai University in 2004, majoring in finance with a doctoral degree in economics.

Ms. Wang Xiaoqing, born in 1965, Chinese

Ms. Wang became a Supervisor of the Company in December 2019. She has been the Deputy General Manager of the Risk Management Department of the Company since April 2018. From May 2016 to April 2018, she served as the Secretary to the Discipline Inspection Committee of Tibet Autonomous Region Branch of the Company. From 2008 to 2016, she successively served as an Assistant to the General Manager of the Individual Insurance Sales Department, the Deputy General Manager of No. 5 Business Management Department in Beijing Branch, an Assistant to the General Manager and the Deputy General Manager of the County Insurance Management Department, and the Deputy General Manager of the Audit Department of the Company. From 2001 to 2008, she successively served as the Deputy Division Chief of the Agent Training Division, the Deputy Division Chief of the Sales Inspection Division, the Division Chief of the Agent Management Division, and the Division Chief of the Comprehensive Development Division of the Individual Insurance Sales Department of the Company. Ms. Wang graduated from Nanjing Communication Engineering College in 1988, majoring in radio communication engineering with a bachelor’s degree in engineering.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

SENIOR MANAGEMENT

Mr. Su Hengxuan, please see the section “Directors” for his profile.

Mr. Li Mingguang, please see the section “Directors” for his profile.

Mr. Zhao Peng, please see the section “Directors” for his profile.

Mr. Ruan Qi, born in 1966, Chinese

Mr. Ruan became the Vice President of the Company in April 2018. He served as the Chief Information Technology Officer of the Company from January 2018 to April 2018. Mr. Ruan served as the Chief Information Technology Officer and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from October 2016 to January 2018. He served as the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from March 2016 to October 2016. He served as the General Manager of China Life Data Center and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from 2014 to 2016, and the Deputy General Manager and the General Manager of the Information Technology Department of the Company from 2004 to 2014. He successively served as the Deputy Division Chief of the Computer Division of Fujian Branch, and the Deputy Manager (responsible for daily operations) and the Manager of the Information Technology Department of the Company from 2000 to 2004. Mr. Ruan, a senior engineer, graduated from Beijing Institute of Posts and Telecommunications in August 1987, majoring in computer science and communications with a bachelor’s degree in engineering and from Xiamen University with a master’s degree in business administration for senior management (EMBA) in December 2007.

Mr. Zhan Zhong, born in 1968, Chinese

Mr. Zhan became the Vice President of the Company in July 2019. He has been the Marketing Director of the Company since August 2017 and the General Manager (as the general manager level of the provincial branches) of the Individual Insurance Sales Department of the Company since July 2014. He was an Employee Representative Supervisor of the Company from July 2015 to August 2017. Mr. Zhan served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Company’s Qinghai Branch from 2013 to 2014. From 2009 to 2013, Mr. Zhan successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Individual Insurance Sales Department of the Company. From 2005 to 2009, he successively served as the General Manager of the Individual Insurance Sales Department of the Company’s Guangdong Branch and an Assistant to the General Manager of the Company’s Guangdong Branch. From 1996 to 2005, he successively served as the Director of the Marketing Department of Chengdu High-tech Sub-branch of Zhongbao Life Insurance Company, an Assistant to the Manager and the Manager of the Marketing Department of Chengdu Branch, and the Deputy General Manager of Chengdu Branch of Taikang Life Insurance Company. Mr. Zhan graduated from Kunming Institute of Technology in July 1989, majoring in industrial electric automation with a bachelor’s degree in engineering.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Ms. Yang Hong, born in 1967, Chinese

Ms. Yang became the Vice President of the Company in July 2019. She has been the Operation Director of the Company since March 2018 and the General Manager of the Operation Service Center of the Company since January 2018. Ms. Yang successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Research and Development Center, the General Manager (at the general manager level of the provincial branches) of the Business Management Department and the General Manager (at the general manager level of the provincial branches) of the Business Process Management Department of the Company from 2011 to 2018. From 2002 to 2011, she successively served as an Assistant to the General Manager and the Deputy General Manager of the Business Management Department, and the General Manager of the Customer Service Department of the Company. Ms. Yang graduated from the Computer Science Department of Jilin University in 1989, majoring in system structure with a bachelor’s degree of science, and from the School of Economics and Management of Tsinghua University in 2013 with a master’s degree in business administration for senior management.

Mr. Zhao Guodong, born in 1967, Chinese

Mr. Zhao became an Assistant to the President of the Company in October 2019. He has been the General Manager of Jiangsu Branch of the Company in July 2018. He successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of Chongqing Branch, the General Manager of Hunan Branch of the Company from 2016 to 2018, the Deputy General Manager of each of Fujian Branch and Hunan Branch of the Company from 2007 to 2016, as well as the Deputy General Manager of Changde Branch and the General Manager of Yiyang Branch of the Company in Hunan Province from 2001 to 2007. Mr. Zhao graduated from Hunan Computer School in 1988, majoring in computer software, and from China Central Radio and TV University in 2006, majoring in business administration.

Mr. Xu Chongmiao, born in 1969, Chinese

Mr. Xu became the Compliance Officer of the Company in July 2018. He has been the General Manager of the Legal and Compliance Department and the Legal Officer of the Company since September 2014. From 2006 to 2014, he successively served as the Deputy General Manager of the Legal Affairs Department, the Deputy General Manager of the Legal and Compliance Department and the Legal Officer at the general manager level of the Company. From 2000 to 2006, he successively served as the Deputy Division Chief of the Regulations Division of the Development and Research Department and a senior regulations researcher of the Legal Affairs Department of the Company. Mr. Xu graduated from Fudan University in August 1991, majoring in economic law with a bachelor’s degree in law, and from Renmin University of China in July 1996 and July 2005, respectively, majoring in economic law with master’s and doctorate degrees in law. Mr. Xu is admitted as a lawyer and certified public accountant in the PRC.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

COMPANY SECRETARY

Mr. Heng Victor Ja Wei, born in 1977, British

Mr. Heng is the managing partner of Morison Heng, Certified Public Accountants. Mr. Heng holds a Master of Science degree of the Imperial College of Science, Technology and Medicine, the University of London. Mr. Heng is a member of The Hong Kong Institute of Certified Public Accountants and a fellow of The Association of Chartered Certified Accountants. Mr. Heng has over 15 years of experience in accounting and auditing for private and public companies and financial consultancy. Mr. Heng serves as an Independent Non-executive Director of CIMC-Tian Da Holdings Company Limited, Lee & Man Chemical Company Limited, Matrix Holdings Limited, Best Food Holding Company Limited and SCUD Group Limited, all of which are listed on the main board of the HKSE.

POSITIONS HELD BY CURRENT DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN SHAREHOLDERS OF THE COMPANY

Name	Name of shareholders	Position	Term
Wang Bin	China Life Insurance (Group) Company	Chairman	Since August 2018
Su Hengxuan	China Life Insurance (Group) Company	Vice President	Since December 2017
Zhao Peng	China Life Insurance (Group) Company	Chief Financial Officer	Since December 2019
Yuan Changqing	China Life Insurance (Group) Company	Vice Chairman, President	Since May 2017
Liu Huimin	China Life Insurance (Group) Company	Vice President	Since September 2013
Yin Zhaojun	China Life Insurance (Group) Company	Vice President	Since October 2016
Wang Junhui	China Life Insurance (Group) Company	Chief Investment Officer	Since August 2016

Luo Zhaohui	China Life Insurance (Group) Company	General Manager of the Strategic Planning Department	Since November 2019

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

REMUNERATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Decision-making procedures for the remuneration of Directors, Supervisors and senior management: The remuneration of Directors and Supervisors are approved by shareholders at general meetings, whereas the remuneration of senior management is approved by the Board of Directors.

Basis for determination of the remuneration of Directors, Supervisors and senior management: The remuneration of Directors, Supervisors and senior management are determined based on the operating results of the Company and the performance appraisal conducted by the Board of Directors, and in accordance with the measures for the administration of remunerations of the Company.

Actual payment of remuneration to Directors, Supervisors and senior management: During the Reporting Period, the remuneration actually received by all Directors, Supervisors and senior management (including the resigned Directors, Supervisors and senior management) from the Company totaled RMB15.3821 million. In accordance with the relevant requirements of the measures for the administration of remuneration of the Company, the standard for performance-based bonus (as part of the compensation) payable to Directors, Supervisors and senior management of the Company in 2019 has not yet been determined.

EMPLOYEES

Employees

Number of employees of the Company	102,250
Number of employees of the Company’s major subsidiaries	1,576
Employees in total	103,826
Retired employees of the Company and its major subsidiaries for which extra costs have to be incurred	20

As at the end of the Reporting Period, the composition of the employees of the Company and its major subsidiaries is as follows:

Structure of Expertise

Class of Expertise	Number of Employees
Management and administration	18,495
Sales and sales management	46,678
Finance and auditing	4,911
Insurance verification, claims processing and customer services	25,622
Other expertise and technicians	4,749
Others	3,371

Total	103,826

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Education Level

Education Level	Number of Employees
Master or above	5,082
Bachelor	64,655
College Diploma	28,693
Secondary School	1,967
Others	3,429

Total	103,826

Remuneration Policy for Employees

The Company has established a remuneration and incentive system with reference to employee’s positions, the Company’s performance and market conditions.

Training Plans

Adhering to the philosophy of “people-oriented and both capability and integrity being equally important”, the Company has been promoting the unity between the growth of the Company and its employees in a harmonious way. In 2019, the Company continuously implemented the work requirements of “close to the frontline, close to the practice and adapt to the era” for education and training in a consistent manner, focused on talent cultivation and made great efforts to provide training courses for cadre employees by closely upholding the strategic arrangement of “China Life Revitalization” and the overall objective and task of “three guarantees and three concentrations”. The Company also enriched training resources, innovated new forms of training, and organized employees at all levels within the Company to complete the training tasks for the year, so as to improve the comprehensive quality and professional skills of employees and ensure the supply of talents for promoting the high-quality development of the Company. Through the implementation of a series of training and cultivation programs such as the cultivation of new employees, base platform cultivation, “2551” Project and Wings Program, the Company effectively promoted its relevant works in corporate business development, team building of employees, corporate culture cultivation, customer service improvement, work efficiency optimization and compliance risk prevention in 2019.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

REPORT OF CORPORATE GOVERNANCE

OVERVIEW OF CORPORATE GOVERNANCE

The Company implements good corporate governance policies and strongly believes that through fostering sound corporate governance, further enhancing its transparency and establishing an effective system of accountability, the Company can operate in a more systematic manner, make decisions in a more scientific way, and boost the confidence of investors.

(Corporate Governance Structure Chart)

With the establishment of a corporate governance system with reasonably designed structure, well-developed mechanism, strict rules and regulations, as well as high efficiency in operation as its core objectives, the Company continues to promote development of its corporate governance framework, strictly perform its obligation of information disclosure, enhance its transparency and actively serve the interest of public investors so as to enhance its image and position in the capital market.

The Company has set up a corporate governance structure with well-defined duties and responsibilities strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law of the PRC. The corporate governance structure of the Company generally meets the regulatory requirements of its listed jurisdictions and the relevant provisions. The Company has carried out its corporate governance procedures strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law of the PRC, as well as the requirements of its Articles of Association and procedural rules. Shareholders’ general meetings, Board meetings and Board of Supervisors meetings of the Company have been functioning independently and coordinately.

In accordance with the regulatory requirements of its listed jurisdictions and the relevant provisions of its Articles of Association, the Company has continuously improved the decision-making mechanism of the Board. The Board is accountable to shareholders of the Company with respect to the assets and resources entrusted to it by the shareholders, and performs its duties on corporate governance. All members of the Board have taken initiatives to look into the Company’s affairs and have had a comprehensive understanding of the Company’s businesses. They have devoted sufficient time in performing their duties as Directors with due care and in a diligent and efficient manner. By setting up mechanisms including regular reporting of business development strategies and marketing tactics, the management of the Company can periodically report the business operation, development strategies and marketing tactics to the Board, which provides a basis for the Board’s decision-making.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

The Company has actively promoted the establishment of corporate governance, continuously improved its corporate governance structure and enhanced its scientific decision-making ability. In order to improve the decision-making efficiency of the specialized Board committees, the Board has established five specialized Board committees, i.e. the Audit Committee, the Nomination and Remuneration Committee, the Risk Management and Consumer Rights Protection Committee, the Strategy and Assets and Liabilities Management Committee, and the Connected Transactions Control Committee. These specialized Board committees conduct studies on specific matters, hold meetings on both regular and ad-hoc basis, communicate with the management, provide advice and recommendations for the Board’s consideration, and deal with matters entrusted or authorized by the Board, for the purpose of improving the Board’s efficiency and intensifying the Board’s functions.

The Board of Supervisors of the Company has carried out its work and performed its duties in accordance with the Articles of Association and the “Procedural Rules for the Board of Supervisors Meetings”. Members of the Board of Supervisors attended the shareholders’ general meetings and the Board of Supervisors meetings, participated in the Board meetings and the meetings of the specialized Board committees based on their work allocation, and conducted investigations on local branches to have an in-depth understanding of the implementation of the decisions made by the Board, so as to diligently perform their role of supervision.

The Company has carried out the procedures relating to the resignation and appointment of Directors, Supervisors and the senior management in compliance with the regulatory requirements of its listed jurisdictions and the provisions of its Articles of Association. Mr. Xu Hengping and Mr. Xu Haifeng resigned from their positions as Directors, respectively, due to the reason of age. Mr. Shi Xiangming, Mr. Tang Yong, Mr. Huang Xin and Mr. Song Ping resigned from their positions as Supervisors, respectively, due to the adjustment of work arrangements. The Board subsequently considered and approved the proposals in relation to the nomination of Mr. Zhao Peng as the Person-in-Charge of Finance of the Company, the nomination of Mr. Zhan Zhong as the Vice President of the Company, the nomination of Ms. Yang Hong as the Vice President of the Company, the nomination of Mr. Zhao Guodong as an Assistant to the President of the Company, and the nomination of Mr. Yang Chuanyong as the Person-in-Charge of Audit of the Company. Following the election at the 2018 Annual General Meeting of the Company and upon the approval by the CBIRC, the appointment of Mr. Li Mingguang and Mr. Wang Junhui as Directors became effective on 16 August 2019, and the appointment of Mr. Han Bing as a Supervisor became effective on 12 July 2019. Following the election at the third extraordinary meeting of the second session of the employee representative meeting of the Company and upon the approval by the CBIRC, the appointment of Mr. Cao Qingyang as a Supervisor became effective on 12 July 2019. Following the election at the fourth extraordinary meeting of the second session of the employee representative meeting of the Company and upon the approval by the CBIRC, the appointment of Ms. Wang Xiaoqing as a Supervisor became effective on 27 December 2019. Following the election at the First Extraordinary General Meeting 2019 of the Company and upon the approval by the CBIRC, the appointment of Mr. Zhao Peng as a Director became effective on 20 February 2020. The Company has complied with its systems relating to corporate goverance and strictly implemented the above corporate governance procedures.

The Company has made information disclosure in a timely, open and transparent manner pursuant to the requirements of the listing rules of its listed jurisdictions. The Company has continuously improved its management of investor relations and enhanced its communication with investors in both form and substance, thus ensuring that all shareholders enjoy equal rights and have access to information about the Company in an open, fair, true and accurate manner.

The Company has consistently made improvements to its systems relating to corporate governance. Pursuant to the regulatory requirements such as the “Measures for the Administration of Connected Transactions of Insurance Companies” and the “Guiding Opinions on Banking and Insurance Institutions Strengthening the Building of Working Systems and Mechanisms for Protection of Consumer Rights and Interests” published by the CBIRC, and after taking into account its actual operation, the Company has formulated the new “Procedural Rules for the Connected Transactions Control Committee Meetings of the Board of Directors” and made amendments to the “Procedural Rules for the Risk Management and Consumer Rights Protection Committee Meetings of the Board of Directors”.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

The Board of Directors and the Board of Supervisors of the Company have conducted in-depth investigation and research activities. The members of the Board carried out investigation and research on AMC, received reports concerning its overall situation, and discussed with the management of AMC at seminars about its business operation, investment strategy, allocation plan, investment return, and risk control and prevention for the purpose of further understanding the development of the Company’s investment business and its entrusted investments in great depth. The members of the Board of Supervisors carried out oversight of and conducted investigation and research on Beijing Branch, Jiangsu Branch, Zhejiang Branch, Guangxi Zhuang Autonomous Region Branch and other branches of the Company, respectively, for the purposes of being more familiar with the business development of local branches and comprehending the circumstances associated with the implementation by local branches of business decisions of the Board and the management and their establishment of risk prevention and control mechanisms, which thus enhanced the legal compliance and risk prevention of the Company in a practical manner.

The Company has actively organized Directors and Supervisors to attend various training courses and examinations. All members of the the Board of Directors and the Board of Supervisors attended a training course on the topic of “Standards of New Insurance Contracts and their Effects”, with the external auditors of the Company as the speaker, which gave them the opportunity to familiarize with and understand the impact of the standards of new insurance contracts on the subsequent management of the Company. Mr. Liu Huimin and Mr. Yin Zhaojun, the Non-executive Directors of the Company, attended the 2nd and 4th special training courses of 2019 for directors and supervisors of listed companies within Beijing as organized by the Listed Companies Association of Beijing, respectively. Pursuant to the regulatory requirements, all members of the Board of Directors and the Board of Supervisors attended the training programs on anti-money laundering. Pursuant to the regulatory requirements of the industry, Mr. Li Mingguang and Mr. Wang Junhui, the new Directors of the Company, and Mr. Han Bing, Mr. Cao Qingyang and Ms. Wang Xiaoqing, the new Supervisors of the Company, sat for the examinations of the CBIRC regarding the approval of qualifications of new directors, supervisors and senior management officers of insurance institutions as organized by the CBIRC.

During the Reporting Period, the Company was awarded the “2019 Most Respected Company in Asia” by Institutional Investor, an international authoritative finance magazine, the “Excellent Award for Investor Relations of Listed Companies” by the Hong Kong Investor Relations Association, and the “Best Listed Company Award” by New Fortune Magazine.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Shareholders’ General Meeting

The shareholders’ general meeting, as an organ of the highest authority of the Company, exercises its duties and functions in accordance with relevant laws. Its duties and powers include the election, appointment and removal of Directors and Non-employee Representative Supervisors, review and approval of the reports of the Board of Directors and the Board of Supervisors, review and approval of the annual budget and final accounts of the Company, and any other matters required by the Articles of Association to be approved by way of resolution of the shareholders’ general meeting. The Company ensures that all shareholders are equally treated so as to ensure that the rights of all shareholders are protected, including the right of access to information in relation to, and the right to vote in respect of, major matters of the Company. The Company has the ability to operate and manage its business autonomously, and is separate and independent from its controlling shareholder in its business operations, personnel, assets and financial matters.

Shareholders’ general meetings convened during the Reporting Period are as follows:

Session of the meeting	Date of the meeting	Index for websites on which resolutions were published	Date of publication of resolutions

2018 Annual General Meeting	30 May 2019	http://www.sse.com.cn http://www.hkexnews.hk http://www.e-chinalife.com	30 May 2019
First Extraordinary General Meeting 2019	19 December 2019	http://www.sse.com.cn http://www.hkexnews.hk http://www.e-chinalife.com	19 December 2019

Fifteen proposals including: the “Proposal in relation to the Report of the Board of Directors of the Company for the Year 2018”, the “Proposal in relation to the Report of the Board of Supervisors of the Company for the Year 2018”, the “Proposal in relation to the Financial Report of the Company for the Year 2018”, the “Proposal in relation to the Profit Distribution Plan of the Company for the Year 2018”, the “Proposal in relation to the Remuneration of Directors and Supervisors of the Company”, the “Proposal in relation to the Remuneration of Auditors of the Company for the Year 2018 and the Appointment of Auditors of the Company for the Year 2019”, the “Proposal in relation to the Amendments to the ‘Articles of Association’”, the “Proposal in relation to the General Mandate for the Issuance of H Shares by the Company”, the “Proposal in relation to the Authorization associated with the Overseas Issue of Senior Bonds by the Company”, the “Proposal in relation to the Election of Mr. Li Mingguang as an Executive Director of the Sixth Session of the Board of Directors of the Company” and the “Proposal in relation to the Election of Mr. Wang Junhui as a Non-executive Director of the Sixth Session of the Board of Directors of the Company”, were considered and approved by a combination of onsite and online voting, and the “Duty Report of the Independent Directors of the Board of Directors of the Company for the Year 2018” and the “Report on the Status of Connected Transactions and the Execution of Connected Transactions Management System of the Company for the Year 2018” were received and reviewed at the 2018 Annual General Meeting held in Beijing on 30 May 2019.

Three proposals including: the “Proposal in relation to the Election of Mr. Zhao Peng as an Executive Director of the Sixth Session of the Board of Directors of the Company”, the “Proposal on the ‘Framework Agreement in relation to Daily Connected Transactions’ of China Life AMP Asset Management Co., Ltd.” and the “Proposal on the Renewal of the ‘Framework Agreement in relation to Daily Connected Transactions’ between the Company and China Guangfa Bank Co., Ltd.” were considered and approved by a combination of on-site and online voting at the First Extraordinary General Meeting 2019 held in Beijing on 19 December 2019.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Attendance records of Directors at the shareholders’ general meetings convened during the Reporting Period:

Name of Director	Type of Director	Number of shareholders’ general meetings required to attend	Number of meetings attended in person	Number of meetings absent	Attendance rate
Wang Bin	Executive Director	2	2	0	100%
Su Hengxuan	Executive Director	2	1	1	50%
Li Mingguang	Executive Director	1	1	0	100%
Yuan Changqing	Non-executive Director	2	1	1	50%
Liu Huimin	Non-executive Director	2	0	2	0
Yin Zhaojun	Non-executive Director	2	0	2	0
Wang Junhui	Non-executive Director	1	1	0	100%
Chang Tso Tung Stephen	Independent Director	2	2	0	100%
Robinson Drake Pike	Independent Director	2	2	0	100%
Tang Xin	Independent Director	2	2	0	100%
Leung Oi-Sie Elsie	Independent Director	2	1	1	50%
Attendance records of the resigned Directors at the shareholders’ general meetings convened during the Reporting Period:
Name of Director	Type of Director	Number of shareholders’ general meetings required to attend	Number of meetings attended in person	Number of meetings absent	Attendance rate
Xu Hengping	Executive Director	0	—	—	—
Xu Haifeng	Executive Director	1	1	0	100%

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

BOARD

The Board is the standing decision-making body of the Company and its main duties include: performing the function of corporate governance of the Company, convening shareholders’ general meetings, implementing resolutions passed at such meetings, improving the Company’s corporate governance policies, approving the Company’s development strategies and operation plans, formulating and supervising the Company’s financial policies, annual budgets and financial reports, providing an objective evaluation on the Company’s operating results in its financial reports and other disclosure documents, dealing with senior management personnel matters, arranging for Directors and senior management to attend various training courses, attaching importance to the enhancement of their professional quality, reviewing the compliance policies of the Company, assessing the internal control systems of the Company and reviewing the compliance by the Company with the Corporate Governance Code. The day-to-day management and operation of the Company are delegated to the management. The responsibilities of Non-executive Directors and Independent Directors include, without limitation, regularly attending meetings of the Board and the specialized Board committees of which they are members, providing opinions at meetings of the Board and the specialized Board committees, resolving any potential conflict of interest, serving on the Audit Committee, the Nomination and Remuneration Committee and other specialized Board committees, and inspecting, supervising and reporting on the performance of the Company. The Board is accountable to the shareholders of the Company and reports to them.

Currently, the Board comprises twelve members, including four Executive Directors, four Non-executive Directors and four Independent Directors. The number of Independent Directors complies with the minimum requirement of three Independent Directors and the requirement that at least one-third of the Board be represented by Independent Directors under the regulatory rules of the industry and its listed jurisdictions. All members of the Board have devoted sufficient time in dealing with the affairs of the Board and attended the relevant training courses organized by external regulatory authorities and the Company according to regulatory requirements. They have referred to regulatory documents on a regular basis so as to keep themselves informed of the regulatory development in a timely manner. The Company has purchased director’s liability insurances for its Directors, which provide protection to Directors for liabilities that might arise in the course of their performance of duties according to law and facilitate Directors to fully perform their duties. So far as the Company is aware, no financial, business, family or other material relationship exists among members of the Board of Directors, the Board of Supervisors or the senior management, including between Mr. Wang Bin, the Chairman of the Board, and Mr. Su Hengxuan, the President of the Company.

In 2019, Independent Directors of the Company possessed extensive experience in various fields, such as macroeconomics, finance and insurance, legal compliance, accounting and auditing. The Company also complies with the requirement of the Listing Rules of the HKSE that at least one of its Independent Directors has appropriate professional qualifications or accounting qualifications or related financial management expertise. As required under the Listing Rules of the SSE and the HKSE, the Company has obtained a written confirmation from each of its Independent Directors in respect of their independence, and the Company is of the opinion that all of the Independent Directors are independent of the Company and strictly perform their duties as Independent Directors. Pursuant to the Articles of Association, Directors shall be elected at the shareholders’ general meeting for a term of three years and may be re-elected on expiry of the three-year term. However, Independent Directors may not serve for more than six years.

Meetings of the Board are held both on a regular and an ad-hoc basis. Regular meetings are convened at least four times a year for the examination and approval of proposals, such as annual report, interim report, quarterly reports, related financial reports, and major business operations of the year. Meetings are convened by the Chairman of the Board and a notice is given to all Directors 14 days before such meetings. Agendas and related documents are sent to the Directors at least 3 days prior to such meetings. In 2019, all notices, agendas and related documents in respect of such regular Board meetings were sent in compliance with the above requirements. By fully reviewing all the relevant proposals, the Board has confirmed that the information contained in its periodic reports and financial reports is true, accurate and complete and contains no false representations, misleading statements or material omissions, and no event or situation which would have material adverse impacts on the Company’s ongoing operation has been found.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Regular Board meetings are held mainly to review the quarterly, interim or annual reports of the Company and to deal with other related matters. The practice of obtaining Board consent through the circulation of written resolutions does not constitute a regular Board meeting. An ad-hoc Board meeting may be convened in urgent situations if requisitioned by any of the following: shareholders representing over one-tenth of voting shares, Directors constituting more than one-third of the total number of Directors, the Board of Supervisors, more than two Independent Directors, the Chairman of the Board or the President of the Company. If the resolution to be considered at such ad-hoc Board meetings has been circulated to all the Directors and more than half of the Directors having voting rights approve such resolution by signing the resolution in writing, the ad-hoc Board meeting need not be physically convened and such resolution in writing shall become an effective resolution.

If a Director is materially interested in a matter to be considered by the Board, the Director having such conflict of interest shall have no voting right on the matter to be considered and shall not be counted in the quorum for the Board meeting. All Directors shall have access to the advice and services of the Board Secretary and the Company Secretary. Detailed minutes of Board meetings regarding matters considered by the Board and decisions reached, including any concerns raised by Directors or dissenting views expressed, are kept by the Board Secretary. Minutes of Board meetings are available upon reasonable notice for inspection and comment upon by Directors.

Currently, the sixth session of the Board comprises the following members: Mr. Wang Bin, Mr. Su Hengxuan, Mr. Li Mingguang and Mr. Zhao Peng, all being Executive Directors, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Wang Junhui, all being Non-executive Directors, and Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie, all being Independent Directors, with Mr. Wang Bin as the Chairman of the Board. In January 2019, Mr. Xu Hengping resigned from his position as a Director due to the reason of age. In June 2019, Mr. Xu Haifeng resigned from his position as a Director due to the reason of age.

The Board of Directors of the Company has conducted in-depth investigation and research activities. In May 2019, the members of the Board carried out investigation and research on AMC, received reports concerning its overall situation, and discussed with the management of AMC at seminars about its business operation, investment strategy, allocation plan, investment return, and risk control and prevention. Through the investigation and research, the Board of Directors further understood the development of the Company’s investment business and its entrusted investments in great depth and examined the effectiveness of the implementation of decisions of the Board, which thus enhanced the legal compliance and risk prevention of the Company in a practical manner. In 2019, all members of the the Board of Directors attended a training course on the topic of “Standards of New Insurance Contracts and their Effects”, with the external auditors of the Company as the speaker, which gave them the opportunity to familiarize with and understand the impact of the standards of new insurance contracts on the subsequent management of the Company. Mr. Liu Huimin and Mr. Yin Zhaojun, the Non-executive Directors of the Company, attended the 2nd and 4th special training courses of 2019 for directors and supervisors of listed companies within Beijing as organized by the Listed Companies Association of Beijing, respectively. Pursuant to the regulatory requirements, all members of the the Board of Directors attended the training programs on anti-money laundering. Pursuant to the regulatory requirements of the industry, Mr. Li Mingguang and Mr. Wang Junhui, the new Directors of the Company, sat for the examinations of the CBIRC regarding the approval of qualifications of new directors, supervisors and senior management officers of insurance institutions as organized by the CBIRC.

The Company has consistently improved its corporate governance structure, regulated the acts of Directors in performing their duties, and optimized the mechanism for supervising and evaluating the performance of duties by Directors. Pursuant to the “Measures for the Administration of Independent Directors of Insurance Institutions” published by the CBIRC, the “Operational Guidance for Evaluating the Performance of Duties by Directors of Insurance Companies” issued by the Insurance Association of China, the “Provisional Measures for Evaluating the Performance of Duties by Directors” of the Company and other requirements, and after taking into account the actual situation of its corporate governance, the Company conducted an evaluation of the performance of duties by Directors. Based on the self-assessment of Directors and the evaluation of the Board of Supervisors, all members of the Board of the Company were evaluated as competent in their performance of duties in 2019.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Meetings and attendance

In 2019, five regular Board meetings and seven ad-hoc Board meetings were held by the sixth session of the Board. The attendance records of individual Directors are as follows:

Name of Director	Type of Director	Number of meetings required to attend	Number of meetings attended in person		Number of meetings attended by proxies		Number of meetings absent	Rate of attendance in person	Whether the Directors failed to attend two consecutive meetings in person

Wang Bin	Executive Director	12	9		3	Note [1]	0	75%	No
Su Hengxuan	Executive Director	12	11		1	Note [2]	0	91.7%	No
Li Mingguang	Executive Director	3	3		0		0	100%	No
Yuan Changqing	Non-executive Director	12	10		2	Note [3]	0	83.3%	No
Liu Huimin	Non-executive Director	12	9		3	Note [4]	0	75%	Yes
Yin Zhaojun	Non-executive Director	12	10	Note [5]	2	Note 6	0	83.3%	No
Wang Junhui	Non-executive Director	3	3		0		0	100%	No
Chang Tso Tung Stephen	Independent Director	12	12	Note [7]	0		0	100%	No
Robinson Drake Pike	Independent Director	12	12	Note [8]	0		0	100%	No
Tang Xin	Independent Director	12	12	Note [9]	0		0	100%	No
Leung Oi-Sie Elsie	Independent Director	12	11	Note [10]	1	Note [1][1]	0	91.7%	No

Notes:

1.

At the sixteenth meeting of the sixth session of the Board held on 23 July 2019, Mr. Wang Bin gave written authorization for Mr. Su Hengxuan to act as his proxy to attend, vote at and chair the meeting; at the eighteenth meeting of the sixth session of the Board held on 22 August 2019, Mr. Wang Bin gave written authorization for Mr. Su Hengxuan to act as his proxy to attend, vote at and chair the meeting; at the twentieth meeting of the sixth session of the Board held on 29 October 2019, Mr. Wang Bin gave written authorization for Mr. Su Hengxuan to act as his proxy to attend, vote at and chair the meeting.

2.	At the fourteenth meeting of the sixth session of the Board held on 30 May 2019, Mr. Su Hengxuan gave written authorization for Mr. Xu Haifeng to act as his proxy to attend and vote at the meeting.
3.

At the twelfth meeting of the sixth session of the Board held on 27 March 2019, Mr. Yuan Changqing gave written authorization for Mr. Tang Xin to act as his proxy to attend and vote at the meeting; at the twentieth meeting of the sixth session of the Board held on 29 October 2019, Mr. Yuan Changqing gave written authorization for Mr. Wang Junhui to act as his proxy to attend and vote at the meeting.

4.

At the twelfth meeting of the sixth session of the Board held on 27 March 2019, Mr. Liu Huimin gave written authorization for Mr. Yin Zhaojun to act as his proxy to attend and vote at the meeting; at the thirteenth meeting of the sixth session of the Board held on 25 April 2019, Mr. Liu Huimin gave written authorization for Mr. Yin Zhaojun to act as his proxy to attend and vote at the meeting; and at the twentieth meeting of the sixth session of the Board held on 29 October 2019, Mr. Liu Huimin gave written authorization for Mr. Robinson Drake Pike to act as his proxy to attend and vote at the meeting.

5.	At the twentieth meeting of the sixth session of the Board held on 29 October 2019, Mr. Yin Zhaojun attended the meeting by telephony.
6.

At the eighteenth meeting of the sixth session of the Board held on 22 August 2019, Mr. Yin Zhaojun gave written authorization for Mr. Liu Huimin to act as his proxy to attend and vote at the meeting; at the twenty-first meeting of the sixth session of the Board held on 19 December 2019, Mr. Yin Zhaojun gave written authorization for Mr. Yuan Changqing to act as his proxy to attend and vote at the meeting.

7.	At the sixteenth meeting of the sixth session of the Board held on 23 July 2019, Mr. Chang Tso Tung Stephen attended the meeting by telephony.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

8.	At the sixteenth meeting of the sixth session of the Board held on 23 July 2019, Mr. Robinson Drake Pike attended the meeting by telephony.
9.	At the twentieth meeting of the sixth session of the Board held on 29 October 2019, Mr. Tang Xin attended the meeting by telephony.
10.

At the twentieth meeting of the sixth session of the Board held on 29 October 2019, Ms. Leung Oi-Sie Elsie attended the meeting by telephony; at the twenty-first meeting of the sixth session of the Board held on 19 December 2019, Ms. Leung Oi-Sie Elsie attended the meeting by telephony.

11.

At the sixteenth meeting of the sixth session of the Board held on 23 July 2019, Ms. Leung Oi-Sie Elsie gave written authorization for Mr. Tang Xin to act as her proxy to attend and vote at the meeting.

In 2019, the attendance records of the resigned Directors of of the Company at the Board meetings are as follows:

Name of Director	Type of Director	Number of meetings required to attend	Number of meetings attended in person	Number of meetings attended by proxies		Number of meetings absent	Rate of attendance in person	Whether the Directors failed to attend two consecutive meetings in person
Xu Hengping	Executive Director	1	1	0		0	100%	No
Xu Haifeng	Executive Director	6	5	1	Note	0	83.3%	No

Note:	At the thirteenth meeting of the sixth session of the Board held on 25 April 2019, Mr. Xu Haifeng gave written authorization for Mr. Su Hengxuan to act as his proxy to attend and vote at the meeting.

Performance of duties by Independent Directors

In 2019, all Independent Directors of the Company possessed extensive experience in various fields, such as macro-economics, finance and insurance, legal compliance, accounting and auditing. They satisfied the criteria for Independent Directors under the regulatory rules of the Company’s listed jurisdictions. The Independent Directors of the Company performed their duties pursuant to the Articles of Association and the provisions and requirements of the listing rules of the Company’s listed jurisdictions.

All Independent Directors diligently fulfilled their responsibilities and faithfully performed their duties by attending meetings of the Board and the specialized Board committees in 2019, examining and approving the Company’s business development, its financial management and connected transactions, participating in the establishment of specialized Board committees, providing professional and constructive advice in respect of major decisions of the Company, seriously listening to the reports from relevant personnel, understanding the daily operations and any possible operational risks of the Company in a timely manner, and expressing their opinions and exercising their functions and powers at Board meetings, thus actively performing their duties as Independent Directors in an effective manner. At the annual special meeting between the Chairman and the Independent Directors, all Independent Directors put forward their own views and opinions on various aspects such as the macro-environment, modern economy and industry development, policies of the insurance industry, and corporate governance, etc., and gave advices and recommendations on matters including the development strategy of the Company, development of investment business, brand and image building, team building, and coordinated development with the businesss of overseas companies. The Board attached great importance to opinions and advice from Independent Directors, actively strengthened its communication with them and adopted their advice after careful deliberation and discussion. In 2019, the Company provided various materials to Independent Directors, which facilitated them to comprehend information associated with the insurance industry. All Independent Directors obtained information relating to the operation and management of the Company through various channels, which therefore formed the basis of their scientific and prudent decisions.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

In 2019, the Independent Directors of the Company and the representatives from the external auditors convened four special meetings to communicate and discuss on matters including annual audit, new rules of the HKSE on ESG Report, and contents and impacts of IFRS17. The Independent Directors also met with the person-in-charge of the relevant departments, such as the Strategy and Planning Department, the Investment Management Center, the Finance Department, the Actuarial Department, the Audit Department, and the Culture and Brand Department of the Company, to discuss business development, financial budget, strategic and asset allocation, and work relating to the audit of the Company. In May 2019, Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie, all being the Independent Directors of the Company, carried out investigation and research on AMC, received reports concerning its overall situation, and discussed with the management of AMC at seminars about its business operation, investment strategy, allocation plan, investment return, and risk control and prevention for the purpose of further understanding the development of the Company’s investment business and its entrusted investments in great depth and examining the effectiveness of the implementation of decisions of the Board, which thus enhanced the legal compliance and risk prevention of the Company in a practical manner. According to the arrangement of the Board for annual training courses, all Independent Directors of the Company attended a training course on the topic of “Standards of New Insurance Contracts and their Effects”, with the external auditors of the Company as the speaker, which gave them the opportunity to familiarize with and understand the impact of the standards of new insurance contracts on the subsequent management of the Company. All Independent Directors attended the training programs on anti-money laundering for directors, supervisors and senior management officers as organized by the Company.

During the Reporting Period, no Independent Director has raised any objection against the proposals and matters considered by the Board of the Company.

CHAIRMAN AND PRESIDENT

During the Reporting Period, Mr. Wang Bin has served as the Chairman of the Board of the Company. The Chairman of the Board is the legal representative of the Company, primarily responsible for convening and presiding over Board meetings, ensuring the implementation of Board resolutions, attending annual general meetings and arranging attendance by Chairmen/Chairpersons of Board committees to answer questions raised by shareholders, signing securities issued by the Company and other important documents, providing leadership for the Board to ensure that the Board works effectively and performs its responsibilities, encouraging all Directors to make a full and active contribution to the Board’s affairs, and promoting a culture of openness and debate. The Chairman of the Board is accountable to and reports to the Board. During the Reporting Period, Mr. Su Hengxuan has served as the President of the Company. The President is responsible for the day-to-day operations of the Company, mainly including implementing strategies, policies, operation plans and investment schemes approved by the Board, formulating the Company’s internal management structure and fundamental management policies, drawing up basic rules and regulations of the Company, submitting to the Board any requests for appointment or removal of senior management officers and exercising other rights granted to him under the Articles of Association and by the Board. The President is fully accountable to the Board for the operations of the Company.

BOARD OF SUPERVISORS

Pursuant to the Company Law and the Articles of Association, the Company has established a Board of Supervisors. The Board of Supervisors performs the following duties in accordance with the Company Law, the Articles of Association and the “Procedural Rules for the Board of Supervisors Meetings”: to examine the finances of the Company; to monitor whether the Directors, President, Vice Presidents and other senior management officers of the Company have acted in contravention of laws, regulations, the Articles of Association and resolutions of the shareholders’ general meetings when discharging their duties; to review the financial information of the Company such as financial reports, results reports and profit distribution plans to be approved by the Board; to propose the convening of extraordinary shareholders’ general meetings, to propose resolutions at shareholders’ general meetings and to perform any other duties under the laws, regulations and regulatory rules of the Company’s listed jurisdictions.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

The Board of Supervisors consists of Non-employee Representative Supervisors, such as shareholder representatives, and Employee Representative Supervisors, of which the Employee Representative Supervisors shall not be less than one-third of the Board of Supervisors. Non-employee Representative Supervisors, such as shareholder representatives, shall be elected and removed by a shareholders’ general meeting while Employee Representative Supervisors shall be elected and removed by employees of the Company in a democratic manner.

The Board of Supervisors is accountable to the shareholders and reports its work to the shareholders’ general meeting according to relevant laws. It is also responsible for appraising the Company’s operations, financial reports, connected transactions and internal control, etc. during the Reporting Period.

Meetings of the Board of Supervisors are convened by the Chairman of the Board of Supervisors. According to the Articles of Association, the Company formulated the “Procedural Rules for the Board of Supervisors Meetings” and established protocols for the Board of Supervisors meetings. Board of Supervisors meetings are categorized as regular or ad-hoc meetings in accordance with the degree of pre-planning involved. There are at least three regular meetings each year, mainly to adopt and review financial reports and periodic reports, and examine the financial condition and internal control of the Company. Ad-hoc meetings are convened when necessary.

The sixth session of the Board of Supervisors of the Company comprises Mr. Jia Yuzeng, Mr. Luo Zhaohui, Mr. Han Bing, Mr. Cao Qingyang and Ms. Wang Xiaoqing, with Mr. Jia Yuzeng acting as the Chairman of the Board of Supervisors. Mr. Jia Yuzeng, Mr. Luo Zhaohui and Mr. Han Bing are Non-employee Representative Supervisors, whereas Mr. Cao Qingyang and Ms. Wang Xiaoqing are Employee Representative Supervisors. In February 2019, Mr. Shi Xiangming resigned from his position as a Non-employee Representative Supervisor due to the adjustment of work arrangements. In July 2019, Mr. Tang Yong resigned from his position as a Non-employee Representative Supervisor due to the adjustment of work arrangements. In July 2019, Mr. Huang Xin resigned from his position as an Employee Representative Supervisor due to the adjustment of work arrangements. In January 2020, Mr. Song Ping resigned from his position as an Employee Representative Supervisor due to the adjustment of work arrangements.

Meetings and attendance

In 2019, five meetings were held by the sixth session of the Board of Supervisors. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended		Attendance rate

Jia Yuzeng	5/5		100%
Luo Zhaohui	5/5	Note [1]	100%
Han Bing	3/3		100%
Cao Qingyang	3/3		100%
Song Ping	2/5	Note [2]	40%

Notes:

1.	At the sixth meeting of the sixth session of the Board of Supervisors held on 25 April 2019, Mr. Luo Zhaohui attended the meeting by telephony.
2.

At the seventh meeting of the sixth session of the Board of Supervisors held on 22 August 2019, Mr. Song Ping gave written authorization for Mr. Cao Qingyang to act as his proxy to attend and vote at the meeting; at the eighth meeting of the sixth session of the Board of Supervisors held on 29 October 2019, Mr. Song Ping gave written authorization for Mr. Cao Qingyang to act as his proxy to attend and vote at the meeting; at the ninth meeting of the sixth session of the Board of Supervisors held on 19 December 2019, Mr. Song Ping gave written authorization for Mr. Cao Qingyang to act as his proxy to attend and vote at the meeting.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

In 2019, the attendance records of the resigned Supervisors of of the Company at the meetings of the Board of Supervisors are as follows:

Name of Supervisor	Number of meetings attended		Attendance rate

Shi Xiangming	0/0		—
Tang Yong	2/2		100%
Huang Xin	0/2	Note	0

Note:

At the fifth meeting of the sixth session of the Board of Supervisors held on 27 March 2019, Mr. Huang Xin gave written authorization for Mr. Luo Zhaohui to act as his proxy to attend and vote at the meeting; at the sixth meeting of the sixth session of the Board of Supervisors held on 25 April 2019, Mr. Huang Xin gave written authorization for Mr. Song Ping to act as his proxy to attend and vote at the meeting.

The Board of Supervisors had no objection in respect of any matters under its supervision during the Reporting Period.

AUDIT COMMITTEE

The Company established its Audit Committee on 30 June 2003. In 2019, the Audit Committee comprised only Independent Directors of the Company. Currently, the Audit Committee of the sixth session of the Board comprises the Independent Directors, Mr. Robinson Drake Pike, Mr. Chang Tso Tung Stephen and Mr. Tang Xin, with Mr. Robinson Drake Pike acting as the Chairman.

Activities of the Board of Supervisors during the Reporting Period

For the activities carried out by the Board of Supervisors during the Reporting Period, please refer to the “Report of the Board of Supervisors” in this annual report.

All members of the Audit Committee have extensive experience in financial matters. The principal duties of the Audit Committee are to review and supervise the preparation of the Company’s financial reports, assess the effectiveness of the Company’s internal control system, supervise the Company’s internal audit system and its implementation, and recommend the engagement or replacement of external auditors. The Audit Committee is also responsible for communications between the internal and external auditors and the establishment of the internal reporting mechanism of the Company.

Meetings and attendance

In 2019, six meetings were held by the Audit Committee of the sixth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Robinson Drake Pike	Independent Director, Chairman of the Audit Committee of the sixth session of the Board	6/6		100%
Chang Tso Tung Stephen	Independent Director, member of the Audit Committee of the sixth session of the Board	6/6		100%
Tang Xin	Independent Director, member of the Audit Committee of the sixth session of the Board	4/6	Note	66.7%

Note:

At the sixth meeting of the Audit Committee of the sixth session of the Board held on 26 March 2019, Mr. Tang Xin gave written authorization for Mr. Robinson Drake Pike to act as his proxy to attend and vote at the meeting; at the seventh meeting of the Audit Committee of the sixth session of the Board of Directors held on 24 April 2019, Mr. Tang Xin gave written authorization for Mr. Robinson Drake Pike to act as his proxy to attend and vote at the meeting.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Performance of duties by the Audit Committee

In 2019, the Audit Committee performed its relevant duties and functions in strict compliance with the “Procedural Rules for the Audit Committee Meetings”. All members of the Audit Committee performed their obligations in a responsible manner and reviewed the proposals in relation to the audit of the Company, its financial reports, connected transactions, internal control and legal compliance. During meetings of the Audit Committee, all members actively participated in discussions and gave guiding opinions on any proposals considered and discussed at the meetings.

Reviewing and approving financial reports. The Audit Committee, according to its duties, reviewed and approved annual, interim and quarterly financial reports of the Company. The Audit Committee was of the view that the financial reports of the Company reflected the overall situation of the Company in a true, accurate and complete manner, and gave its written opinion in this regard. By reviewing and monitoring the completeness of financial statements, annual report and accounts, interim report and quarterly reports of the Company, and examining significant matters such as financial statements and reports, the Audit Committee guaranteed the accuracy and completeness of the financial information disclosed by the Company and the consistency of its financial reports. Prior to the audit conducted by the accounting firm and the review of the annual report, the Audit Committee communicated the relevant situations with the auditors and listened to the report in connection with the arrangement of the audit. After a preliminary opinion on audit was issued by the accounting firm, the Audit Committee commenced in-depth communications with it so as to understand whether there were any issues arisen during the audit.

Reviewing connected transactions. In 2019, the Audit Committee reviewed the proposal on the framework agreement in relation to daily connected transactions of AMP and the proposal on the renewal of the framework agreement in relation to daily connected transactions between the Company and Guangfa Bank, and submitted it to the Board and shareholders’ general meetings for approval; and listened to the report on the list of connected parties of the Company on a regular basis. The Audit Committee reviewed the audit report on connected transactions for conscientious implementation of laws and regulations with respect to connected transactions. The Company entered into written agreements in respect of all new connected transactions, the formalities of which were fully completed. The contents of the agreements were in compliance with law, and their approval and disclosure procedures were in compliance with the regulatory requirements. Hence, the Company better performed its obligations as a listed company pursuant to the regulatory requirements of its listed jurisdictions.

Assessing the work of and strengthening communications with external auditors. Besides regular meetings, the Audit Committee convened communication meetings in advance with external auditors for several times so as to discuss the annual audit plan of the Company, determine the service scope of the annual audit, listen to the report given by the auditors with respect to the results of the audit on and review of periodic financial reports of the Company, and gave opinions and advice on the agreed-upon procedures proposed annually and quarterly by the external auditors of the Company and the pre-approval of the scope of additional services. Through communications, the Audit Committee enhanced the effectiveness of the internal control of the Company and further supervised the performance of duties by the external auditors in a diligent and responsible way.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Assessing the effectiveness of internal control and monitoring the operation of the Company to be in compliance with law. The Audit Committee provided guidance to the Company on the management of internal control, devised the working plan for internal control assessment, reviewed the work report on assessment of internal control, and inspected the rectification of problems identified in the internal control pursuant to Section 404 of the U.S. Sarbanes-Oxley Act. The Audit Committee earnestly performed its duties and responsibilities and monitored the Company to carry out its work in compliance with laws and regulations pursuant to the relevant requirements of the CBIRC, the SSE and the HKSE. As required by its duties and responsibilities, the Audit Committee reviewed the annual and half-year compliance reports of the Company to ensure that its work was conducted strictly according to the relevant regulatory requirements in a reasonable and efficient manner.

Examining the internal audit functions of the Company. In 2019, the Audit Committee reviewed proposals including the proposal on the 2018 internal audit work, and the proposal on the internal audit work report for the first half of 2019, and convened communication meetings in advance with the Audit Department of the Company, with a view to communicating any matters of concern in an effective manner, further understanding the duties of the Company’s audit departments and supervising the effectiveness of the internal audit function. The Audit Committee was of the view that the internal audit function of the Company was effective during the Reporting Period.

Conducting investigation and research activities. In order to better understand the external investment of the Company and the operation of AMC, Mr. Robinson Drake Pike, the Chairman of the Audit Committee, and Mr. Chang Tso Tung Stephen and Mr. Tang Xin, the members of the Audit Committee, carried out investigation and research on AMC in May 2019, received reports concerning its overall situation, and discussed with the management of AMC at seminars about its business operation, internal control and internal audit for the purpose of further understanding and examining the effectiveness of internal control of the Company’s investment business.

NOMINATION AND REMUNERATION COMMITTEE

The Company established the Management Training and Remuneration Committee on 30 June 2003. On 16 March 2006, the Board resolved to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, with a majority of Independent Directors on the committee. Currently, the Nomination and Remuneration Committee of the sixth session of the Board comprises Mr. Tang Xin and Mr. Robinson Drake Pike, the Independent Directors, and Mr. Yuan Changqing, a Non-executive Director, with Mr. Tang Xin acting as the Chairman.

The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board, its number of members and composition and drawing up plans for the appointment, succession and appraisal criteria of Directors and senior management. The committee is also responsible for formulating training and remuneration policies for the senior management of the Company. The Nomination and Remuneration Committee, as an advisor to the Board on the nomination of Directors, shall first discuss and agree on the list of candidates to be nominated as new Directors, following which such candidates are recommended to the Board. The Board shall then determine whether such candidates’ appointments should be proposed for approval at the shareholders’ general meeting. The major criteria considered by the Nomination and Remuneration Committee and the Board are educational background, management and research experience in the insurance industry, and the candidates’ commitment to the Company. As to the nomination of Independent Directors, the Nomination and Remuneration Committee will give special consideration to the independence of the relevant candidates.

The Nomination and Remuneration Committee determines, with delegated responsibility, the remuneration packages of all Executive Directors and senior management officers. The fixed salary of the Executive Directors and other members of senior management are determined in accordance with market levels and their respective positions, and the amount of their performance-related bonuses is determined according to the results of performance appraisals. Directors’ fees and the volume of share appreciation rights to be granted are determined with reference to market levels and the actual circumstances of the Company.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Meetings and attendance

In 2019, six meetings were held by the Nomination and Remuneration Committee of the sixth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Tang Xin	Independent Director, Chairman of the Nomination and Remuneration Committee of the sixth session of the Board	5/6	Note [1]	83.3%
Robinson Drake Pike	Independent Director, member of the Nomination and Remuneration Committee of the sixth session of the Board	6/6	Note [2]	100%
Yuan Changqing	Non-executive Director, member of the Nomination and Remuneration Committee of the sixth session of the Board	5/6	Note [3]	83.3%

Notes:

1.

At the fifth meeting of the Nomination and Remuneration Committee of the sixth session of the Board held on 24 April 2019, Mr. Tang Xin gave written authorization for Mr. Robinson Drake Pike to act as his proxy to attend and vote at the meeting.

2.	At the seventh meeting of the Nomination and Remuneration Committee of the sixth session of the Board held on 23 July 2019, Mr. Robinson Drake Pike attended the meeting by telephony.

3.

At the fourth meeting of the Nomination and Remuneration Committee of the sixth session of the Board held on 26 March 2019, Mr. Yuan Changqing gave written authorization for Mr. Tang Xin to act as his proxy to attend and vote at the meeting.

Performance of duties by the Nomination and Remuneration Committee

In 2019, the Nomination and Remuneration Committee performed its relevant duties and functions in strict compliance with the “Procedural Rules for the Nomination and Remuneration Committee Meetings”. All members of the Nomination and Remuneration Committee performed their obligations in a responsible manner and reviewed the proposals on the candidates for Directors, nomination of senior management officers, business objectives and appraisal results, the remuneration of Directors, Supervisors and senior management, and the report on the duty performance of the Audit Committee and the Nomination and Remuneration Committee. During meetings of the Nomination and Remuneration Committee, all members actively participated in discussions and gave guiding opinions on the proposals considered and discussed at the meetings.

Nomination and proposed appointment of Directors and senior management officers of the Company and the Board diversity policy. The Company firmly believes that the Board diversity may enhance the decision-making capability of the Board, and considers the Board diversity as a key factor for maintaining a sound corporate governance standard and achieving the sustainable development of the Company. In accordance with the “Procedural Rules for the Nomination and Remuneration Committee Meetings” and the Board diversity policy, the Nomination and Remuneration Committee seriously reviewed the structure of the Board, its number of members and composition (taking into account diversity factors, including gender, age, cultural and educational background, skills, knowledge and experience), fully reviewed the professional qualifications and industrial background of the candidates for Directors and members of the Board committees and the independence of Independent Directors, and submitted the opinions in relation thereto to the Board, conducted a careful assessment on the qualifications, skills, knowledge and experience of candidates for senior management officers to ensure that the candidates met the requirements set by the Company, and submitted a review opinion to the Board. The Nomination and Remuneration Committee agreed to submit such proposals to the Board for consideration. In 2019, after fully considering the educational background of Mr. Li Mingguang, Mr. Wang Junhui and Mr. Zhao Peng and their experience in product actuarial function, assets and liabilities management, strategic investment and financial management and taking into account the qualification requirements for appointment as members of the specialized Board committees, the Nomination and Remuneration Committee reviewed the proposals in relation to the nomination of Mr. Li Mingguang, Mr. Wang Junhui and Mr. Zhao Peng as the candidates for Directors of the sixth session of the Board, the members of the Risk Management and Consumer Rights Protection Committee of the sixth session of the Board and the members of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board, respectively. The above nominations were considered and approved by the Board.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

The members of the sixth session of the Board of the Company possess extensive experience in various fields, such as finance and insurance, macro-economics, financial accounting, law and management. Currently, the diversified composition of the sixth session of the Board is as follows:

Directors by type:

Executive Director	Non-executive Director	Independent Director
4 persons	4 persons	4 persons

Directors by gender:

Male	Female
11 persons	1 person

Directors by age:

40-49 years old	50-59 years old	60-69 years old	Over 70 years old
3 persons	5 persons	2 persons	2 persons

Proposing remuneration policy of Directors, Supervisors and senior management officers of the Company. The Nomination and Remuneration Committee took into account various factors such as business development management, strategic investment decisions, and corporate governance management and control, carefully examined and determined the specific remuneration packages of all Executive Directors and senior management officers, approved the terms of service contracts between the Company and each of the Executive Directors, Non-executive Directors and Independent Directors and pushed forward the signing of service contracts between the Company and all Directors, defined the rights, obligations and remunerations of Directors, and seriously appraised the performance of Directors in the discharge of their duties.

Carrying out the performance appraisal of Directors, Supervisors and senior management officers of the Company. The Nomination and Remuneration Committee reviewed proposals such as the results of evaluating the performance of duties by Directors for 2018, the results of performance appraisal of senior management officers for 2018 and the performance target contract of senior management for 2019, the remuneration of Directors and Supervisors of the Company, and the remuneration of senior management officers of the Company, and made recommendations to the Board in respect of matters such as the determination of performance target, performance appraisal procedures and results.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Conducting investigation and research activities. In order to better understand the external investment of the Company and the operation of AMC, Mr. Tang Xin, the Chairman of the Nomination and Remuneration Committee, and Mr. Robinson Drake Pike, a member of the Nomination and Remuneration Committee, carried out investigation and research on AMC in May 2019, received reports concerning its overall situation, and discussed with the management of AMC at seminars about its business operation, organizational structure, staff composition and remuneration system for the purpose of further understanding the remuneration standard and appraisal incentive measures of AMC.

RISK MANAGEMENT AND CONSUMER RIGHTS PROTECTION COMMITTEE

The Company established its Risk Management Committee on 30 June 2003. In December 2019, the “Proposal in relation to the Change to the Risk Management and Consumer Rights Protection Committee of the Board of Directors” was considered and approved at the twenty-first meeting of the sixth session of the Board, pursuant to which the Risk Management Committee was renamed as the Risk Management and Consumer Rights Protection Committee, the additional function of management of consumers’ rights protection was included in the functions of the original Risk Management Committee, and corresponding changes and amendments were made in such areas as the functions and responsibilities of the committee and the procedural rules of the committee. Currently, the Risk Management and Consumer Rights Protection Committee of the sixth session of the Board comprises Ms. Leung Oi-Sie Elsie, an Independent Director, Mr. Liu Huimin and Mr. Yin Zhaojun, the Non-executive Directors, and Mr. Li Mingguang, an Executive Director, with Ms. Leung Oi-Sie Elsie acting as the Chairperson. In January 2019, Mr. Xu Hengping resigned from his position as a member of the Risk Management Committee of the sixth session of the Board due to the reason of age.

The Risk Management and Consumer Rights Protection Committee is mainly responsible for formulating the Company’s system of risk control benchmarks, establishing well-developed risk management and internal control systems and the system for the management of consumer rights protection, examining and reviewing the Company’s risk preference, risk tolerance and the work reports from the senior management and the Consumer Rights Protection Department, formulating the Company’s risk management policy and major policy on consumer rights protection, reviewing the assessment reports in relation to the Company’s risk management and internal control, studying major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and the management’s response to these findings, dealing with major risk emergency events or crisis events or major disagreement in risk management, and supervising and directing the senior management and the relevant departments to resolve any issues identified during the rectification process in a timely manner.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Meetings and attendance

In 2019, three meetings were held by the Risk Management and Consumer Rights Protection Committee of the sixth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Leung Oi-Sie Elsie	Independent Director, Chairperson of the Risk Management and Consumer Rights Protection Committee of the sixth session of the Board	2/3	Note [1]	66.7%
Liu Huimin	Non-executive Director, member of the Risk Management and Consumer Rights Protection Committee of the sixth session of the Board	1/3	Note [2]	33.3%
Yin Zhaojun	Non-executive Director, member of the Risk Management and Consumer Rights Protection Committee of the sixth session of the Board	2/3	Note [3]	66.7%
Li Mingguang	Executive Director, member of the Risk Management and Consumer Rights Protection Committee of the sixth session of the Board	1/1		100%

Notes:

1.

At the fourth meeting of the Risk Management Committee of the sixth session of the Board held on 18 December 2019, Ms. Leung Oi-Sie Elsie gave written authorization for Mr. Liu Huimin to act as her proxy to attend and vote at the meeting.

2.

At the second meeting of the Risk Management Committee of the sixth session of the Board held on 26 March 2019, Mr. Liu Huimin gave written authorization for Mr. Yin Zhaojun to act as his proxy to attend and vote at the meeting; at the third meeting of the Risk Management Committee of the sixth session of the Board held on 24 April 2019, Mr. Liu Huimin gave written authorization for Mr. Yin Zhaojun to act as his proxy to attend and vote at the meeting.

3.

At the fourth meeting of the Risk Management Committee of the sixth session of the Board held on 18 December 2019, Mr. Yin Zhaojun gave written authorization for Mr. Li Mingguang to act as his proxy to attend and vote at the meeting.

In 2019, the attendance record of the resigned Director of the Company at the meetings of the Risk Management Committee is as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Xu Hengping	Executive Director, member of the Risk Management Committee of the sixth session of the Board	0/0	—

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Performance of duties by the Risk Management and Consumer Rights Protection Committee

In 2019, the Risk Management and Consumer Rights Protection Committee performed its duties and functions in strict compliance with the “Procedural Rules for the Risk Management and Consumer Rights Protection Committee Meetings”. All members performed their obligations in a responsible manner and reviewed the proposals in relation to the internal control system of the Company, risk management and construction in compliance with law. During meetings of the Risk Management and Consumer Rights Protection Committee, all members actively participated in discussions and gave guiding opinions on the proposals considered and discussed at the meetings.

Reviewing the system of the Company in relation to risk management. In 2019, the Risk Management and Consumer Rights Protection Committee assisted the Board in optimizing the system of the Company in relation to internal control and risk management, considered and approved the relevant rules and regulations such as the amendments to the “Comprehensive Risk Management Rules”, as well as the proposals including the amendments to the “Measures for the Administraion of Anti-insurance Fraud of the Company” and the “Measures for the Administration of Anti-money Laundering Work of the Company”, and submitted the review opinions to the Board.

Reviewing the risk analysis on major matters concerning the business operation and management of the Company. In 2019, the Risk Management and Consumer Rights Protection Committee reviewed the risk analysis on major matters concerning the business operation and management of the Company, reviewed and approved the proposals in relation to the risk compliance analysis on the asset strategic allocation plan for the years from 2020 to 2022 and the risk compliance analysis on the asset allocation plan for the year 2020, and gave guiding opinions on risk control for major matters concerning the business operation and management of the Company in accordance with the regulatory requirements of the CBIRC on the China Risk Oriented Solvency System (C-ROSS).

Providing its opinions for the review of the proposals on risk management to the Board. In 2019, the Risk Management and Consumer Rights Protection Committee closely monitored and controlled and effectively prevented internal and external risks of the Company, assisted the Board in reviewing the assessment reports on business risk and internal control of the Company according to the regulatory requirements in the PRC and overseas. The Risk Management and Consumer Rights Protection Committee provided its opinions for the review of the reports on risk management such as the work summary on anti-money laundering for the year 2018 and the work plan for the year 2019, the statement of the Company on risk preference for the year 2019, the audit report on the solvency risk management system of the Company for the year 2019, the reputational risk management report and the work report on fraudulent risk management, which offered professional support to the Board’s decision-making in a scientific manner.

Conducting investigation and research activities. In order to better understand the external investment of the Company and the operation of AMC, Ms. Leung Oi-Sie Elsie, the Chairperson of the Risk Management Committee, carried out investigation and research on AMC in May 2019, received reports concerning its overall situation, and discussed with the management of AMC at seminars about its business operation, compliance construction, and risk control and prevention for the purpose of further understanding the compliance construction and risk control and prevention of the Company’s investment business.

STRATEGY AND ASSETS AND LIABILITIES MANAGEMENT COMMITTEE

The Company established the Strategy Committee on 30 June 2003. In October 2010, the proposal to establish the Strategy and Investment Decision Committee on the basis of the Strategy Committee was reviewed and approved at the ninth meeting of the third session of the Board. In June 2018, the proposal to establish the Strategy and Assets and Liabilities Management Committee on the basis of the Strategy and Investment Decision Committee was reviewed and approved at the twenty-fourth meeting of the fifth session of the Board. Currently, the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board comprises Mr. Chang Tso Tung Stephen and Ms. Leung Oi-Sie Elsie, the Independent Directors, Mr. Su Hengxuan and Mr. Zhao Peng, the Executive Directors, and Mr. Wang Junhui, a Non-executive Director, with Mr. Chang Tso Tung Stephen acting as the Chairman. In June 2019, Mr. Xu Haifeng resigned from his position as a member of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board due to the reason of age.

The Strategy and Assets and Liabilities Management Committee is mainly responsible for the drawing-up of long-term development strategies of the Company, conducting studies on important matters concerning assets and liabilities management and the relevant policies and systems, the system for the application and management of insurance funds, and major strategic investment decisions of the Company, and making recommendations in respect thereof.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Meetings and attendance

In 2019, six meetings were held by the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Chang Tso Tung Stephen	Independent Director, Chairman of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board	6/6	Note [1]	100%
Su Hengxuan	Executive Director, member of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board	6/6		100%
Wang Junhui	Non-executive Director, member of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board	2/2		100%
Leung Oi-Sie Elsie	Independent Director, member of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board	3/6	Not [2]	50%

Notes:

1.

At the seventh meeting of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board held on 23 July 2019, Mr. Chang Tso Tung Stephen attended the meeting by telephony.

2.

At the seventh meeting of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board held on 23 July 2019, Ms. Leung Oi-Sie Elsie gave written authorization for Mr. Chang Tso Tung Stephen to act as her proxy to attend and vote at the meeting; at the ninth meeting of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board held on 28 October 2019, Ms. Leung Oi-Sie Elsie gave written authorization for Mr. Chang Tso Tung Stephen to act as her proxy to attend and vote at the meeting; at the tenth meeting of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board held on 18 December 2019, Ms. Leung Oi-Sie Elsie gave written authorization for Mr. Chang Tso Tung Stephen to act as her proxy to attend and vote at the meeting.

In 2019, attendance record of the resigned Director of the Company at the meetings of the Strategy and Assets and Liabilities Management Committee is as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Xu Haifeng	Executive Director, member of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board	1/2	Note	50%

Note:

At the sixth meeting of the Strategy and Assets and Liabilities Committee of the sixth session of the Board held on 24 April 2019, Mr. Xu Haifeng gave written authorization for Mr. Su Hengxuan to act as his proxy to attend and vote at the meeting.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Performance of duties by the Strategy and Assets and Liabilities Management Committee

In 2019, all members of the Strategy and Assets and Liabilities Management Committee attended meetings in a timely manner, reviewed the proposals on the application of the Company’s insurance funds, annual investments, major strategic projects, assets and liabilities management and annual related reports. Members of the Strategy and Assets and Liabilities Management Committee diligently performed their duties. During meetings of the Strategy and Assets and Liabilities Management Committee, all members actively participated in discussions and gave professional advices on any proposals considered and discussed at the meetings.

Reviewing annual asset allocation plan and entrusted investments of the Company. In 2019, the Strategy and Assets and Liabilities Management Committee carefully reviewed the proposals on investment plans such as the annual asset allocation plan of the Company and the annual investment plan of the Company for self-use real estate, the proposals on authorization of investments such as the annual authorization by the Company of investment in non self-use real estate, the annual authorization of investment entrusted by the Company in connection with Renminbi liberalization and the annual authorization by the Company of investment in equity investment funds, and the proposals on investment guidelines such as the management guidelines on the investment made by CLI under the entrustment of the Company. The Strategy and Assets and Liabilities Management Committee fully reviewed the above proposals and submitted its opinions to the Board in this regard.
Reviewing the systems of the Company concerning assets and liabilities management. In 2019, the Strategy and Assets and Liabilities Management Committee reviewed and approved the proposal on the amendments to the systems of the Company concerning assets and liabilities management as well as asset allocation pursuant to the requirements of the “Rules for the Management and Supervision of Insurance Assets and Liabilities” published by the CBIRC, studied on the amendments to the “Comprehensive Risk Management Rules”, the “Measures for the Administration of Risk Preference System”, and the “Measures for the Assets and Liabilities Management of the Company”, and made recommendations to the Board.

Discussing the Company’s development plans and major strategic projects. In 2019, the Strategy and Assets and Liabilities Management Committee discussed and reviewed the proposal on the 2018 assessment report for the outline of the 13th five-year development plan, and submitted its opinions to the Board. The Strategy and Assets and Liabilities Management Committee reviewed major strategic projects of the Company, such as the strategic asset allocation plan of the Company for the years from 2020 to 2022, and the investments by the Company in the projects of Ruibo, Baiyangdian Ecological and Environmental Protection Fund and China Life (Jiangsu) Jiequan Health Industry Investment Fund, fully discussed the necessity, feasibility and risks of the project proposals and made recommendations to the Board.

Convening communication meetings of the Strategy and Assets and Liabilities Management Committee in advance. In 2019, Mr. Chang Tso Tung Stephen, the Chairman of the Strategy and Assets and Liabilities Management Committee, convened special meetings with the person-in-charge of various departments such as the Corporate Strategy and Planning Department, the Investment Management Center, the Finance Department, the Actuarial Department, and the Culture and Brand Department for the purpose of understanding and discussing the new business plan, financial budget, 2019 investments and the “Dingxin Project” of the Company as well as the impact of the new ESG rules published by the HKSE. The Strategy and Assets and Liabilities Management Committee also communicated any matters of concern in a timely and effective manner, kept itself informed of the current development of the Company from time to time, and made recommendations in respect thereof.

Conducting investigation and research activities. In order to better understand the external investment of the Company and the operation of AMC, Mr. Chang Tso Tung Stephen, the Chairman of the Strategy and Assets and Liabilities Management Committee, and Ms. Leung Oi-Sie Elsie, a member of the Strategy and Assets and Liabilities Management Committee, carried out investigation and research on AMC in May 2019, received reports concerning its overall situation, and discussed with the management of AMC at seminars about its business operation, investment strategy, allocation plan, and investment return for the purpose of further understanding the business development of the Company’s investment business and its entrusted investments.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

CONNECTED TRANSACTIONS CONTROL COMMITTEE

The Company established its Connected Transactions Control Committee on 29 October 2019. In October 2019, the “Proposal in relation to the Establishment of the Connected Transactions Control Committee of the Board of Directors” was reviewed at the twentieth meeting of the six session of the Board, pursuant to which a new Connected Transactions Control Committee was established under the Board of the Company. Currently, the Connected Transactions Control Committee of the sixth session of the Board comprises Mr. Tang Xin, Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike and Ms. Leung Oi-Sie Elsie, the Independent Directors, with Mr. Tang Xin acting as the Chairman.

The principal duties of the Connected Transactions Control Committee are to confirm connected parties of the Company, manage, examine and approve connected transactions to control risks relating to connected transactions, and focus on the compliance and necessity of connected transactions and the fairness of their pricing, which provide an important basis for the Board’s decision-making in connected transaction management.

Meetings and attendance

In 2019, one meeting was held by the Connected Transactions Control Committee of the sixth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Tang Xin	Independent Director, Chairman of the Connected Transactions Control Committee of the sixth session of the Board	1/1		100%
Chang Tso Tung Stephen	Independent Director, member of the Connected Transactions Control Committee of the sixth session of the Board	1/1		100%
Robinson Drake Pike	Independent Director, member of the Connected Transactions Control Committee of the sixth session of the Board	1/1		100%
Leung Oi-Sie Elsie	Independent Director, member of the Connected Transactions Control Committee of the sixth session of the Board	0/1	Note	0

Note:

At the first meeting of the Connected Transactions Control Committee of the sixth session of the Board held on 18 December 2019, Ms. Leung Oi-Sie Elsie gave written authorization for Mr. Chang Tso Tung Stephen to act as her proxy to attend and vote at the meeting.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Performance of duties by the Connected Transactions Control Committee

In 2019, the Connected Transactions Control Committee performed its duties and functions in strict compliance with the “ Procedural Rules for the Connected Transactions Control Committee Meetings”. All members performed their obligations in a responsible manner and reviewed the proposals in relation to the connected transactions of the Company. During meetings of the Connected Transactions Control Committee, all members actively participated in discussions and gave guiding opinions on the proposals considered and discussed at the meetings.

In 2019, the Connected Transactions Control Committee focused on the compliance and necessity of connected transactions and the fairness of their pricing when reviewing the proposals in relation to the connected transactions of the Company pursuant to the regulatory requirements of the CBIRC with respect to connected transactions. The Connected Transactions Control Committee also submitted its review opinions in connection with the proposals in relation to the connected transactions such as the investment by the Company in China Life Aged-care Industry Investment Fund and the “Framework Agreement in relation to Daily Connected Transaction” between the Company and Chongqing Trust, which offered professional support to the Board’s decision-making in a scientific manner.

INDEPENDENCE OF THE COMPANY FROM ITS CONTROLLING SHAREHOLDER

Employees: The Company is independent in the aspects of employment, human resources and remuneration management.

Assets: The Company owns all assets relating to the operation of its principal business. At present, the Company does not provide any guarantee for its shareholders. The Company’s assets are independent, complete, and independent of the shareholders of the Company and other related parties.

Finance: The Company has established a separate financial department, and an independent financial accounting system and financial management system; further, the Company makes financial decisions on its own; it employs separate financial personnel, opens separate accounts with banks and does not share bank accounts with CLIC; the Company, as a separate taxpayer, pays taxes individually according to law.

Organization: The Company has established a well-developed organizational system, under which internal bodies such as the Board of Directors and the Board of Supervisors operate separately. There is no subordinate relationship between such internal bodies and the functional departments of the Company’s controlling shareholder.

Business operations: The Company independently develops personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the banking and insurance administrative and regulatory authorities of the PRC. The Company currently possesses the “Insurance Company Legal Person Permit” (Number: 000005) issued by the CBIRC. The Company is independently engaged in the businesses as prescribed in its business scope according to law, has separate sales and agency channels and is licensed to use licensed trademarks without consideration. The completeness and independence of the Company’s business operations will not be adversely affected by its relationship with related parties.

Chine Life Insurance Company Limited    Annual Report 2019

Corporate Governance

PERFORMANCE APPRAISAL AND INCENTIVES FOR SENIOR MANAGEMENT

The Company implements a term-of-service and target-related responsibility system for senior management. At the beginning of each year, performance target contracts will be entered into between the Chairman of the Board and the President, and between the President and other senior management of the Company. The performance target contract system is an important tool in disassembling the strategic goals of the Company in a scientific manner, which is conducive towards the breakdown of targets and transmission of responsibility, enhancing the implementation capability of the Company and ensuring the successful completion of its annual business targets. The performance appraisal criteria listed in the individual performance target contracts of senior management are partially linked to the business targets of the Company and partially formulated with reference to the duties and functions of their respective positions.

The remuneration for senior management mainly comprises position compensation, performance rewards, welfare benefits and medium and long term incentives.

SHAREHOLDERS’ INTERESTS

To safeguard shareholders’ interests, in addition to the right to participate in the Company’s affairs by attending shareholders’ general meetings, shareholders have the right to convene extraordinary shareholders’ general meetings under certain circumstances.

If the number of Directors is less than the number stipulated in the Company Law or two-thirds of the number specified by the Articles of Association, or the uncovered losses incurred amount to one-third of the Company’s total share capital or if the Board or the Board of Supervisors deems necessary, or more than half of the Directors (including at least two Independent Directors) request, or shareholders holding 10% or more shares of the Company make a requisition, the Board shall convene an extraordinary shareholders’ general meeting within two months. Where shareholders holding 10% or more shares request an extraordinary shareholders’ general meeting, such shareholders shall make a request in writing to the Board with a clear agenda. The Board shall, upon receipt of such a written request, convene a meeting as soon as possible. If the Board fails to convene a meeting within 30 days of the receipt of such a written request, shareholders making such a request may convene a meeting by themselves at the cost of the Company within four months of the receipt by the Board of such a written request.

In accordance with the Articles of Association, when the Company convenes the shareholders’ general meeting, shareholders individually or in aggregate holding 3% or more of the shares of the Company shall have the right to submit proposals to the Company. The Company should include such matters that fall into the scope of the functions and powers of the shareholders’ general meeting in the agenda of the meeting. Shareholders individually or in aggregate holding 3% or more of the shares of the Company may submit provisional proposals in writing to the convenor sixteen days prior to the shareholders’ general meeting. The provisional proposals shall fall into the scope of the functions and powers of the shareholders’ general meeting and specify explicit topics and specific resolution matters.

Shareholders may put forward enquiries to the Board through the Board Secretary or the Company Secretary, or put forward proposals at shareholders’ general meetings through their proxies. The Company has made available its contact details in its correspondence with shareholders to enable such enquiries or proposals to be properly directed.

INFORMATION DISCLOSURE AND INVESTOR RELATIONS

The Company has established a well-developed and practical information disclosure system in strict compliance with the laws and regulations of its listed jurisdictions and continued to improve the quality of its information disclosure so as to ensure that domestic and overseas investors obtain true, accurate and complete information. The Company has proactively developed investor relations and strengthened its contact and communication with domestic and overseas investors, and addressed hot issues as earlier as possible, which enabled domestic and overseas investors to understand the business operations of the Company in a timely manner.

Chine Life Insurance Company Limited    Annual Report 2019

Corporate Governance

The Company continued to strengthen the construction of its information disclosure system and implement the regulatory requirements relating to information disclosure in a practical manner in order to ensure the timeliness, fairness, truthfulness, accuracy and completeness of information disclosure. The Company constantly enhanced the quality of information disclosure, actively studied and improved the method of disclosure of key information from the perspective of investors, in particular medium and small investors, to enable them to have a deeper understanding of the Company’s development strategies, business operations and major issues, optimized the layout of periodic reports, increased the readability of periodic reports by various means such as adding charts and pictures; and inserted additional “business highlights” and “index of information disclosure announcements” as published during the Reporting Period to enable investors to have a clearer understanding of the core business operation of the Company. The Company extended the scope and depth of information disclosure of periodic and ad-hoc reports to ensure investors to obtain timely and accurate information affecting their decisions. The Company also strengthened the implementation of the basic system of information disclosure, regularly organized training courses relating to information disclosure and compliance, carried out timely study and promotion of regulatory rules of its listed jurisdictions in the PRC and overseas, and explained the key tasks for information disclosure and compliance and any difficulties therein. The Company strictly managed its inside information and carried out the registration and filing procedures on persons who have knowledge of inside information in compliance with laws, strengthened the confidentiality of inside information, and safeguarded the legitimate rights and interests of investors, with a view to maintaining the fairness, impartiality and openness of information disclosure of the Company. The Company was awarded Grade A in the assessment by the Shanghai Stock Exchange on information disclosure for the year of 2018-2019.

In 2019, the Company kept abreast with the development pace of technology era in its investor relations, and consistently made innovation in its communications with and services to investors, which constantly enhanced the efficiency of communication between the Company and capital market. The work conducted by the Company for investor relations mainly included holding general meetings, organizing open days, holding results briefings, embarking on global non-deal roadshows, meeting and holding conference calls with investors and analysts, attending investors’ meetings, frequently updating information on its investor relations website, and timely responding to enquiries from investors and analysts. The Company innovated a live streaming platform for results announcements and broadcast live its results presentation meetings simultaneously on the local and international share trading platforms, such as Tencent Portfolio, Sina Finance and Futu Securities, to enormously increase its exposure, thereby facilitating investors to comprehend the operating results of the Company directly through internet and mobile phone. Looking back to 2019, the Company communicated with more than 4,400 investors and analysts through different channels, including communicating with more than 1,100 investors who attended results briefings and open days physically and by conference calls, holding over 200 meetings with approximately 1,600 investors and analysts who visited the Company for the year, communicating with more than 1,600 institutional investors by participating in a total of 55 investors’ meetings held locally or internationally, and meeting and visiting more than 130 investors in non-deal roadshows for annual and interim results. In addition, the Company kept in close contact with investors by various means such as phone and internet, corresponded with them through more than 1,700 emails, answered more than 350 calls and emails, and recorded a click-through rate of 40,000 viewers for the internet broadcast of results briefings and open days.

In the assessment and selection of the “2019 Best Corporate Management Team and Most Respected Company in Asia” held by Institutional Investor, the Company won the award of the “Most Respected Company in Asia”. In the assessment and selection of the “5th Session of Investor Relations Awards” organized by the Hong Kong Investor Relations Association, the Company was awarded the “Excellent Award for Investor Relations of Listed Companies”. In the assessment and selection of the “1st Session of Best Listed Companies Awards” organized by New Fortune Magazine, the Company was awarded the “Best Listed Company Award”. In the assessment and selection of the “3rd Session of Excellent IR in China” jointly organized by Shanghai Securities News and Roadshow China, the Company was awarded the “Best Investor Relations Frontier Award”, the “Best Case Award” and the “Best Leader Award”, and was nominated by the Investor Relation Magazine, a global authoritative magazine for investor relations, for the 2019 Excellent Award for the Greater China Region. In addition, Mr. Li Mingguang, the Board Secretary of the Company, was awarded the 2019 “Golden Quality” – Outstanding Board Secretary Award by Shanghai Securities News.

Chine Life Insurance Company Limited    Annual Report 2019

Corporate Governance

CHANGES OF THE ARTICLES OF ASSOCIATION

The resolution on the amendments to the Articles of Association of the Company was put to vote and adopted at the 2018 Annual General Meeting held on 30 May 2019 and became effective after being approved by the CBIRC (CBIRC’s Reply [2019] No. 822) on 30 August 2019. The amendments to the Articles of Association mainly include: 1. adding the information concering the establishment of the Party Committee into the Articles of Association in accordance with the requirements of the “Guidelines on the Articles of Association of Insurance Companies” (Bao Jian Fa [2017] No. 36) published by the CBIRC and the “Governance Standards for Listed Companies” released by the CSRC; 2. adding the obligation of shareholders who hold more than 5% of shares of the Company to inform the Company of significant mattes in accordance with the Company Law, the “Guidelines on the Articles of Association of Insurance Companies”, the “Guidelines on the Articles of Association of Listed Companies”, the “Governance Standards for Listed Companies” and the actual situation of the operation and management of the Company; 3. adding the chapter of “Special Matters of Corporate Governance”, which stipulates that the Company shall adopt the internal corrective procedures and apply to the CBIRC for guidance if it faces possible failures in its corporate governance mechanim, and sets out the obligations to be undertaken by the Company and its shareholders, etc.; 4. further defining the specific duties and powers of shareholders’ general meetings and the Board of Directors and setting out any share transfer of the controlling shareholder and the circumstances where no meeting of the Board of Directors shall be convened by way of communication voting; 5. determining the form of nomination of Independent Directors, their duties and powers, and their right to report to the CBIRC, adding the additional obligation of Independent Directors to inform the Board of their inability to attend meetings, the restrictive conditions for their re-appointment and the procedures of removal of Independent Directors, and removing the restrictions on the number of Independent Directors nominated by shareholders, etc.; and 6. revising and modifying the provisions with respect to the repurchase of shares of the Company in accordance with the Company Law. Please check the website of the Company (http://www.e-chinalife.com) and the HKExnews website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) for the latest version of the Articles of Association.

INTERNAL CONTROL AND RISK MANAGEMENT

The Company has consistently complied with the regulatory requirements of relevant regulatory authorities, such as the SSE, the HKSE, the U.S. Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange, with respect to corporate internal control.

Internal Control

The Company has been devoting significant effort towards the promotion of internal control and the establishment of internal control related systems. In accordance with the requirements of Section 404 of the “U.S. Sarbanes-Oxley Act”, the “Standard Regulations on Corporate Internal Control”, the “Implementation Guidelines for Corporate Internal Control”, the “Guidance on Internal Control for Companies Listed on the Shanghai Stock Exchange”, the “Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited”, and the “Basic Standards of Internal Control for Insurance Companies” issued by the CBIRC, the Company has carried out a lot of work on its internal control system establishment, rules implementation and risk management by strictly following its corporate governance structure. The Company has also formulated and issued the “Internal Control Implementation Manual of China Life Insurance Company Limited (2019 Edition)” to strengthen the implementation of internal control standards and internal control assessments, and actively promoted the culture and philosophy of internal control, thereby continuously enhancing the internal control of the Company.

Pursuant to the requirements of the “Notice on the Proper Preparation for Disclosure of 2019 Annual Reports of Listed Companies” promulgated by the SSE, the Company shall release an Internal Control Self-assessment Report simultaneously with the publication of its 2019 annual report. Meanwhile, the Company, as an overseas private issuer, was required to provide a specific assessment report on its internal control system relating to financial reporting for the year ended 31 December 2019 in its Form 20-F (U.S. Annual Report) submitted to the SEC in accordance with Section 404 of the U.S. Sarbanes-Oxley Act. In accordance with the requirements of laws and regulations relating to internal control of the jurisdictions where the Company is listed, the Company has completed internal control self-assessments in relation to the requirements of Section 404 of the U.S. Sarbanes-Oxley Act and the SSE for the year ended 31 December 2019 in two stages, namely, interim assessment and supplementary test, and confirmed after the assessments that its internal controls were effective. The Company has also received

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

from its independent auditors an unqualified opinion on the effectiveness of its internal control in relation to financial reporting as at 31 December 2019. The Company’s assessment report and the report of its independent auditors will be included as an attachment to its annual report submitted to the SSE and its Form 20-F submitted to the SEC.

It is the responsibility of the Board of the Company to establish and effectively implement well-established internal control systems, assess their effectiveness and disclose the report on the internal control assessment. The Board and the Audit Committee are responsible for leading the implementation of internal control measures of the Company, and the Board of Supervisors supervises the internal control assessments performed by the Board. The Company has established the Risk Management Department in its headquarters and branches. The Company also conducts tests on the management level, assesses the effectiveness of the established and implemented internal control systems in accordance with the regulatory requirements of the jurisdictions where the Company is listed, and reports to the Board, the Audit Committee and the management.

In compliance with regulatory requirements and having considered the characteristics of its business and management requirements, the Company has established and implemented a series of internal control measures and procedures with respect to currency and funds, insurance operations, external investments, physical assets, information technology, financial reporting and information disclosure to ensure the safety and integrity of its assets. By strictly complying with relevant PRC laws and regulations as well as the internal rules and regulations of the Company, the quality of accounting information has been improved.

A relatively well-developed internal control system has been established in terms of team-building, sales and operations, and system management for the sales channels, such as individual insurance, bancassurance, group insurance and health insurance. This internal control system regulates the relevant authorizations and operational workflows, and effectively adopts the measures to prevent and manage risks relating to the operation of exclusive agents. The Company has promulgated clear regulations for the workflows and authorizations relating to the verification of insurance policies, insurance claims and insurance preservation. The Company has also formulated business operation standards and service quality standards, developed systems of business, document and file management, and further regulated the management of business approval authority to strengthen its control over business risk and improve the quality of its services.

In accordance with relevant laws and regulations such as the “Accounting Law of the People’s Republic of China” and the “Enterprise Accounting Standards” and taking into account the needs of the Company for its business development, operation and management, the Company has formulated and issued the “Accounting System of China Life Insurance Company Limited” and the “Accounting Practices of China Life Insurance Company Limited”. The accounting units of the Company at all levels have implemented them in strict compliance with the requirements of the accounting system and various basic systems to regulate works relating to financial accounting and preparation of financial reports. The accounting units of the Company at all levels have assigned positions in a reasonable manner, clearly defined duties and responsibilities of such positions and their scope of authority on management, and strictly prohibited employees from serving incompatible positions concurrently, thus exercising the control over financial risks in an efficient manner.

The Company has formulated the “Measures on the Administration of the Accountability System for Major Errors in Periodic Report Disclosures of China Life Insurance Company Limited”, which set forth provisions governing the basic responsibilities of periodic report disclosures, the major errors in periodic report disclosures and the responsibility attribution. As at 31 December 2019, there has been no major error in periodic report disclosures of the Company. In order to enhance the confidentiality of its inside information and regulate the collection, management and reporting of its material information, the Company has formulated the “Measures for the Administration of Persons Who Have Knowledge of Inside Information of China Life Insurance Company Limited” and, after taking into account the regulatory requirements, revised the “Rules for the Administration of Information Disclosure of China Life Insurance Company Limited” and the “System of Internal Reporting of Material Information of China Life Insurance Company Limited” in 2018. In particular, the internal report on material information has been included in the indicator system under the internal control report of the Company. Persons responsible for reporting material information (including all departments, branches, subsidiaries and affiliates of the Company, the controlling shareholder and the shareholders holding over 5% of shares of the Company) obtain and identify potential material information at the level of operation and management by making use of various information technologies, and submit and report such information to the President and the Board of the Company as earlier as possible. The Board then makes the final decision on whether to release the material information, and discloses the same to such extent as it considers reasonable and practicable.

Chine Life Insurance Company Limited    Annual Report 2019

Corporate Governance

The Company has established a well-developed system relating to investment decisions in accordance with the relevant laws and regulations and based on the actual situation of investment management. The system defines the approval and decision-making authority, authorization mechanism and specific decision-making procedures for investment management. All major investment decisions shall be approved and implemented in strict compliance with the internal decision-making process of the Company and the requirements of its investment management system. The Investment Decisions Committee is a permanent body of the Company for investment decisions, which is responsible for reviewing major investments and providing support to any investment decisions made by the management.

The Company has established a comprehensive information technology system to cover all aspects of IT work and formed a closed-loop control mechanism focusing on centralized review and publication, periodic inspection and continuous improvement. By conducting measures such as the inspection and evaluation of system implementation on a regular basis, the Company has guaranteed the effective implementation of the system and facilitated the standardization and normalization of various IT work. Further, the Company has constantly promoted the construction of the systems of information safety and information risk control, and formulated and implemented a series of effective information safety control measures at various stages of the system research and development and its operation and maintenance, thereby strengthening the Company’s information safety protection capability. The Company has explored the establishment of an efficient information risk control system and strengthened its control over information risks in advance, so as to effectively ensure the successful commencement of various tasks. In 2019, the Company conducted several internal and external risk assessments to consistently enhance its capability of managing information safety risks.

The Risk Management Department, the Audit Department and the Legal and Compliance Department of the Company are responsible for the supervision and inspection of its internal control measures. The Company identifies issues in the areas of system design, control implementation and risk management in a timely manner through the adoption of various measures such as walk-through test, control test and risk analysis. It also eliminates loopholes, guards against risks and reduces losses by adopting various measures to improve systems, enhance legal compliance and pursue responsible persons. In 2019, the Company actively adapted to the stringent regulatory environment in the PRC and overseas financial industry and strictly complied with the regulatory requirements to constantly improve the organizational structure of internal audit and further strengthen the mechanism for internal audit management, which effectively performed the supervisory role of audit. The Company carried out the economic responsibility audit on managers at all levels, anti-money laundering audit, and a variety of audits with a focus on connected transactions, assets and liabilities management, solvency risk management system, internal control over the application of insurance funds, risk management of insurance frauds and certain key issues that the management of the Company were concerned about. Meanwhile, the Company has put more efforts on the application of audit results, and played a proactive role to supervise and direct the implementation of rectification measures for any issues identified in audit, facilitating the standardized management and compliance operation of the Company. The Company has formulated regulations with respect to the reporting, investigation, handling of and responsibility attribution for cases involving any violations of laws, disciplinary rules and regulations by employees, each being implemented by the Legal and Compliance Department, which ensures that cases involving any violations of laws, disciplinary rules and regulations by employees are handled in a timely manner, and the persons involved will be attributed to proper responsibility. The Legal and Compliance Department reports the cases involving insurance agents (which specifically refer to judicial cases) and manages the responsibility attribution of such cases in accordance with regulations such as the “Notice on the Establishment of a Reporting System of Judicial Cases involving Insurance Industry” issued by the CBIRC and internal policies such as the “Implementing Rules for Responsibility Attribution of Cases”. The Company has constantly optimized three lines of defense for compliance management to establish an efficient compliance management system, with a view to identifying, guarding against and mitigating material compliance risks. The Company has also fostered the compliance concepts such as active compliance and value of compliance, and promoted a good interaction between the compliance management functional department of the Company and external regulators, which enhanced the overall compliance management standard of the Company and pushed forward its transformation and restructuring.

China Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Risk Management

Risk Management System

The Company has established an organizational system for comprehensive risk management with the ultimate responsibility assumed by the Board, under the direct leadership of the management, having reliance on the risk management departments and with the close cooperation among the relevant functional departments, and developed a 5-tier organizational structure for risk management covering the corporate governance level, the headquarters level, the provincial branches level, the local or city branches level, and the county sub-branches level. With the reliance on the 5-tier risk management and control structure, the Company has put in place three lines of defense that focus on risk management: the first line of defense consists of branches and sub-branches at all levels and various functional departments that identify, assess, address, monitor and report risks at the front end of business; the second line of defense is composed of the Risk Management and Consumer Rights Protection Committee of the Board, as well as the Risk Management Committee and the Risk Management Department of the Company that take lead in formulating the system, standard and limit for a variety of risks and make recommendations to address such risks; the third line of defense comprises the Audit Committee of the Board, as well as the internal audit department and other departments of the Company that supervise the risk management workflows established by the Company and the procedures and actions for control of various risks. The three lines of defense have been coordinated with each other in a proactive manner to organize and commence any work in relation to risk management. By establishing the organizational structure of risk control, the Company has gradually established a criss-cross network of risk control system, with the risk management departments at all levels as leading bodies, the relevant functional departments as main bodies, the vertical decision-making control system and horizontal interactive collaboration mechanism as supporting systems and the comprehensive risk management as focus, thus laying a strong foundation for the Company to achieve a comprehensive risk management system with full coverage, all-employee participation and effective workflows.

Work in relation to Risk Management

Pursuant to the requirements of the CBIRC on the China Risk Oriented Solvency System (C-ROSS), the Company pushed forward the establishment of a solvency risk management system, and built a “1+7+N” comprehensive risk management system with the “Comprehensive Risk Management Rules” as the general principles, seven types of risks (including insurance risk, market risk, credit risk, operational risk, strategic risk, reputation risk and liquidity risk) as the key focuses, and having reliance on a series of implementing rules for business such as the “Measures for the Administration of Risk Preference System”. The Company actively implemented key risk monitoring and risk pre-warning classification management, and consistently reinforced the mechanism for formation, transmission and application of the risk preference system, which created a system for the daily management of risk preference with the statement on risk preference as the carrier, and the risk tolerance and limit indicators as the focus. Through the combination of risk preference with various lines of operation and management, the Company maintained a good interaction between risk management and business development. The Company conducts a self-assessment on solvency risk management capability every year so as to assess all work in relation to risk management in two dimensions: the soundness of the system and the effectiveness of its implementation. The Company took specific rectification measures against its own shortcomings and weaknesses, which helped enhanced its risk management standard in all aspects.

The Company consistently followed the requirements under anti-money laundering laws and regulations, and performed legal responsibilities including client identity verification, documentation of client identity information and transaction records, money laundering risk classification and report of large sums and suspicious transaction data. Meanwhile, pursuant to external regulatory requirements, the Company conducted special governance on illegal fund raising activities and carried out the self-inspection and rectification in key risk areas, which improved the Company’s precaution capability in key risk areas.

In 2019, the Company vigorously promoted the informatization of risk management by actively applying the latest advanced technologies such as big data and artificial intelligence, thus making significant breakthroughs in the intelligent application of anti-money laundering, intelligent identification of illegal fund-raising risks, monitoring of sale risk pre-warning, and risk management data mart. The significant improvement of informatization and intellectualization of risk management, and the introduction of a new platform by the Company for risk management provided a strong support to the high-quality development of the Company.

Risk Identification and Control

The major risks of the Company in the course of operation and management include insurance risk, market risk, credit risk, operational risk, strategic risk, reputation risk, liquidity risk and information safety risk.

Chine Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Insurance Risk

Insurance risk refers to the risk of losses arising from the adverse deviation of the actual situation from the projections of assumptions such as mortality, morbidity, claim ratio, lapse rate and expenses.

The Company assessed and monitored insurance risks through sensitivity analysis and other actuarial appraisal methods, with a focus on the impact of loss ratio, expense rate, lapse rate and other relevant assumptions on the Company’s operating results. The Company managed insurance risks through the following mechanisms and processes: (1) establishing an organizational structure and a system for insurance risk management, so that insurance risk management can be performed within a scientific, comprehensive and effective management system; (2) devising a system for risk limit indicators and carrying out normal monitoring analysis, so as to contain risks within a controllable range; (3) implementing an effective product development and management system to strictly control product pricing risks, and strengthening empirical analysis to offer support to pricing assumptions and assessing assumptions, in order to prevent and control insurance risks from the front end of products; (4) effectively guarding against adverse selection risks and insurance frauds through the establishment and implementation of a well-developed system for verification of insurance policies and claims, as well as the practical operation regulations; and (5) transferring and mitigating insurance risk through a scientific and reasonable reinsurance arrangement. In 2019, the Company managed insurance risks in a regulated and orderly manner, with sufficient and reasonable provisions of minimum capital for insurance risks. The Company will continuously keep a watch on the development trend of insurance risks and enhance its capability of managing insurance risks on an ongoing basis.

Market Risk

Market risk refers to the risk that exposes the Company to unexpected losses due to adverse movement in (amongst others) interest rate, equity prices, real estate prices and exchange rate.

In order to address the market risks, the Company continued to pay attention to the risk exposures of interest rate, equity prices, real estate prices and exchange rate, monitored value at risk/mark to market (VaR/MTM), yield volatility, duration and other key market risk indicators on a regular basis, set up a 2-tier risk limit indicator and corresponding threshold values, carried out sensitivity analysis and stress test to measure the risk losses to the Company under stress scenarios and gave pre-warning of market risks. Currently, the proportion of each investment asset is in line with the requirements of the CBIRC and the internal management provisions of the Company. According to the results of the risk indicator monitoring and stress test, the market risk of the Company was within a normal controllable range. The Company primarily adopted the following risk control measures in 2019: (1) stepping up efforts on the study of macro economy, currency and financial policies to assess domestic and international economic and market trends in a timely manner; (2) reviewing the risks of major assets and the characteristics of their returns on a regular basis, so as to constantly optimize the model of assets allocation; (3) exercising an effective control over equity exposure in public market to gradually reduce the proportion of equity funds; (4) increasing investment in interest rate bonds with long duration when appropriate opportunities arose, with a view to extending the duration of assets and narrowing the gap arising from the duration mismatch of assets and liabilities; and (5) enhancing risk monitoring and pre-warning to strengthen risk emergency management.

Credit Risk

Credit risk refers to the risk that exposes the Company to unexpected losses due to non-performance or delay in the performance of contractual obligations by counterparties, or adverse changes in their credit standings.

The credit risks that the Company is exposed to mainly relate to investment deposits, bond investments, nonstandard financial product investments and reinsurance arrangements, etc.

Credit Risk of Investment Business

To address the credit risks of investment business, the Company developed and continuously improved the organizational structure of credit risk management, and constantly optimized the process for credit risk management. Meanwhile, the Company established and made amendments to the management system and strengthened the implementation of such system pursuant to the regulatory requirements and management practices; strengthened the research on risks and kept on improving risk analysis, assessment, monitoring, pre-warning and emergency response standard. By relying on information technology, the Company consistently enhanced the standard of quantitative analysis on credit risks and diversified the methods used for risk management and control. The Company primarily adopted the following measures in 2019: (1) continuously improving the theories and logics of credit rating and its models to enhance the credit risk management standard; (2) carrying out credit risk limit management in multiple dimensions, in order to enhance the level of preventing credit risks prior to investment; (3) strengthening the monitoring of credit risk indicators for the purposes of indicating risk exposure and any change of risk distribution in an effective manner and closely tracking down negative information; and (4) stepping up efforts on the research and feasibility study of any industries and sectors for key investment to enhance the capability of the Company in risk management and control during and after investment.

Chine Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Reinsurance Risk

Reinsurance credit risk refers to the credit risk that may possibly be faced by the Company in connection with the obligations to be undertaken by reinsurers due to their failure to perform reinsurance contracts. To address the reinsurance credit risks, the Company adopted the following measures: (1) properly setting self-retained risk limits through an effective reinsurance management system, and using reinsurance as an effective tool to transfer risks to reinsurers with a high level of solvency; (2) reviewing the relevant information of a reinsurer in the reinsurance registration system in strict compliance with the regulatory requirements prior to the execution of a reinsurance contract to ensure that the reinsurer in cooperation with the Company satisfies with the regulatory requirements; and (3) conducting credit assessment on reinsurers through internal rating to select reinsurers that have higher credit standing to mitigate credit risks.

Operational Risk

Operational risk refers to the risk of direct or indirect losses arising from incomplete internal operational processes, personnel, systems or external events.

The Company consistently implemented regulatory requirements and its operational risk management strategies, optimized the operational risk management system, and regulated the operational risk management processes, so as to enhance the effectiveness of operational risk management policies, systems and process management on an ongoing basis. The Company established an operational risk management system that combines three management tools, namely internal control and operational risk assessment, loss data collection and key risk indicators monitoring, and further reinforced the operational risk management at all levels of branches, so as to facilitate the vertical expansion of operational risk management network. In the meanwhile, the Company reported operational risk governance to the management and the corporate governance level on a regular basis. The risk control measures adopted by the Company mainly included the following: (1) developing an operational risk management process compatible with the nature, scale and risk characteristics of the Company’s business, including the identification, assessment, control, monitoring and reporting mechanisms; (2) establishing a loss data room for operational risks to carry out the loss data collection and analysis of operational risks on a regular basis; (3) establishing a key indicator room for operational risks to organize regular monitoring of any risks that may cause losses and to take relevant control measures against them; (4) performing the consolidation of internal control processes, implementing internal control standards and conducting internal control assessment on a regular basis, with a view to constantly increasing the control over operational risks; and (5) promoting a culture of operational risk management by organizing and conducting training courses on operational risk management. In 2019, the operational risk management was satisfactory, the relevant operational risk monitoring indicators were within a safe range, and losses from operational risks were controllable. With the continual improvement of the operational risk control system, the management foundation of the Company was strengthened consistently.

Strategic Risk

Strategic risk refers to the risk of mismatch between strategies, market conditions and capabilities of the Company arising from ineffective formulation or implementation of strategies or changes in operational environment.

The Company set up a relatively well-developed system for strategic risk management, and established an organizational system for strategic risk management with the ultimate responsibility assumed by the Board, under the direct leadership of the management and with the division of labour and collaboration among the relevant functional departments. By taking into full account of various factors such as market conditions, risk preference and capital position, the Company made planning for its medium- and long-term development and put the same into practice in annual business plans and work plans, so as to strengthen the formulation, approval, implementation and evaluation of whole process management of strategic and development planning. The Company also created an indicator system for the daily monitoring of strategic risks to monitor and analyze strategic risks on a regular basis, which ensured an effective execution of the Company’s strategic risk management. In 2019, the soundness of the Company’s strategic risk management system and the effectiveness of its implementation were maintained.

Chine Life Insurance Company Limited    Annual Report 2019

Corporate Governance

Reputation Risk

Reputation risk refers to the risk of losses due to the negative comments to the Company from the stakeholders arising from the operation and management of the Company or external events. Reputation risk may exist in all aspects of operation and management, including corporate governance, product design, sales and promotion, claim services, application of capital, client complaints, petition through letters and visits and stability maintenance, information safety, remuneration plans, personnel management and information disclosure.

The Company established a system for reputation risk management to define the organizational structure and responsibilities of reputation risk management in strict compliance with the regulatory requirements. Further, the Company developed a mechanism for the evaluation and responsibility attribution of reputation risks, and optimized the processes covering the identification and ex-ante evaluation, monitoring, response and disposal, reporting, and rectification of reputation risk. By leveraging on technologies, the Company enhanced the intellectualization of reputation risk management to promptly identify reputation risk events and give pre-warning in respect thereof. The Company also continued to offer training courses and exercises on reputation risk management to raise the risk awareness of all employees, which helped enhance its risk response capability. In 2019, the Company constantly made improvements to its system for reputation risk management, focused on source management and organized training courses and exercises. As a result, no major reputation risk events have occurred for the year.

Liquidity Risk

Liquidity risk refers to the risk that the Company does not have access to sufficient funds in time or at reasonable costs to meet its liabilities or other payment obligations as they become due.

The Company established a system for liquidity risk management to define the organizational structure and responsibilities of liquidity risk management. Further, the Company developed the processes covering the identification, evaluation, monitoring, response and disposal, reporting, and rectification of liquidity risk, and organized regular emergency exercises on liquidity risks. Overall, the liquidity risk of the Company was insignificant. The Company will constantly step up its effort on liquidity risk management pursuant to the regulatory requirements and its own regulations to ensure the performance of its obligation and give insurance benefits as scheduled.

Information safety risk

Information safety risk refers to the operational, legal and reputation risks caused by natural factors, human factors, technological loopholes or management defects in the process of applying information technology in the Company.

The Company attached great importance to information safety risk management, and established the information safety functional departments at the headquarters and provincial levels for the strict implementation of its system for information safety management, which ensured that information safety risk was controllable. By applying new cutting-edge technologies such as cloud computing and big data in all aspects, the Company built a security situational awareness platform for the centralized analysis and coordinated disposal of various safety risks. Through the introduction of systems for adaptive security of host computers, deception defense and attacks attribution, etc., the Company further improved its defense-in-depth system, achieving the transformation from passive defense to active security and from assets-driven approach to data-driven approach. With the research on the security governance system of hybrid cloud, the Company effectively protected client information and the safety of third parties connected to the Company at different levels including physical aspect, network, host computer and application. In addition, the Company constantly stepped up efforts on education for the safety awareness of employees to foster a corporate culture of “everyone places emphasis on safety”, and conducted several assessments on internal and external risks, which further enhanced the capability of the Company in information safety risk management. In 2019, the Company has not had any circumstances where its operation was affected due to the breakdown of computers or security breach.

For other analysis on the insurance risk, market risk, credit risk and liquidity risk of the Company, please refer to the “Risk Management” section in the Notes to the Financial Statements of this annual report.

It should be stated that the risk management and internal control of the Company are designed with the objectives to reasonably ensure the legal compliance of business operation and management, safety of assets, truthfulness and completeness of financial reports and relevant information, improvement of operating efficiency and effect, and accomplishment of development strategy. Given the inherent limitations on risk management and internal control, the Company can only provide reasonable assurance with respect to the accomplishment of the above objectives.

China Life Insurance Company Limited    Annual Report 2019

EXCELLENT BUSINESS RESULTS WITH SOLID FINANCIAL PERFORMANCE

China Life Insurance Company Limited    Annual Report 2018

Independent Auditor’s Report

FINANCIAL REPORT

INDEPENDENT AUDITOR’S REPORT

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

OPINION

We have audited the consolidated financial statements of China Life Insurance Company Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 127 to 257, which comprise the consolidated statement of financial position as at 31 December 2019, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

China Life Insurance Company Limited    Annual Report 2019

Independent Auditor’s Report (continued)

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

OPINION (continued)

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2019, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (“ISAs”) issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Ethics for Professional Accountants (the “Code”) issued by the Hong Kong Institute of Certified Public Accountants, and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2019

Independent Auditor’s Report (continued)

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

KEY AUDIT MATTERS (continued)

Key audit matter

Valuation of insurance contract liabilities

At 31 December 2019, the Group had significant insurance contract liabilities in the amount of RMB2,552.74 billion. As disclosed in Notes 2.12 and 15 to the consolidated financial statements, the Group’s insurance contract liabilities are primarily comprised of long-term insurance contract liabilities. The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts.

Auditing the Group’s long-term insurance contract liabilities was complex and required the involvement of specialists due to the complexity of the actuarial models and highly judgemental nature of the actuarial assumptions used by management to estimate the liabilities. The actuarial assumptions include mortality, morbidity, lapse rates, discount rates, and expenses. Changes in these assumptions could have significant effects on the valuation of the long-term insurance contract liabilities.

How our audit addressed the key audit matter

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Group’s long-term insurance contract liabilities valuation processes. For example, we tested controls over management’s review of the actuarial models, the actuarial assumptions, and the data inputs used.

To test the valuation of long-term insurance contract liabilities, our audit procedures included, among others, comparing the methodology, actuarial models and actuarial assumptions used by the Group to recognised actuarial practices and testing the completeness and accuracy of the underlying insurance policy data used in the valuation. We involved our actuarial specialists to assist us with assessing the reasonableness of the assumptions by comparing them to industry data, historical experiences and expectations of the Group. For a sample of selected insurance products, our actuarial specialists performed an independent recalculation of the long-term insurance contract liabilities. In addition, our actuarial specialists assessed the reasonableness of the movement of long-term insurance contract liabilities considering changes in the actuarial assumptions in the reporting period.

China Life Insurance Company Limited    Annual Report 2019

Independent Auditor’s Report (continued)

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

KEY AUDIT MATTERS (continued)

Key audit matter

The impairment test for investment in an associate

At 31 December 2019, the Group held a material investment in an associate, Sino-Ocean Group Holding Limited (“Sino-Ocean”), a company listed on the Stock Exchange of Hong Kong Limited, with a carrying value of RMB11.39 billion.

As disclosed in Note 9 to the consolidated financial statements, as the quoted market price of this investment has been continuously below its carrying value, the Group performed an impairment test, and recognised an impairment loss of RMB1.50 billion in 2019.

Auditing management’s impairment test of Sino-Ocean was complex due to the significant estimates and judgements involved in management’s assessment of its value in use, including the selling prices of development properties, rental prices of investment properties included in the projection of future cash flows and the discount rates used. These estimates and judgements may be affected by unexpected changes in the future market or economic conditions.

How our audit addressed the key audit matter

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Group’s investment impairment test of Sino-Ocean. For example, we tested controls over management’s review of the impairment test methodology and the significant assumptions used in the valuation.

To test the impairment test of Sino-Ocean, our audit procedures included, among others, evaluating the Group’s valuation methodology and testing the completeness and accuracy of the underlying data used in the cash flows projection. We compared the selling prices of development properties and rental prices of investment properties used in the cash flow projection to the historical business results of Sino-Ocean and industry data. We also involved our internal valuation specialists to assist us with assessing the reasonableness of the Group’s valuation methodology with reference to valuation guidelines and industry practice. In addition, we compared the discount rate used by the Group with the discount rate developed by our valuation specialists using information of comparable companies.

China Life Insurance Company Limited    Annual Report 2019

Independent Auditor’s Report (continued)

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

KEY AUDIT MATTERS (continued)

Key audit matter

Fair value of level III financial assets

At 31 December 2019, the Group held material investments in certain financial assets such as private equity funds, preference shares, other equity and debt investments, which are accounted for as available-for-sale securities at fair value or securities at fair value through profit or loss with a combined carrying value of RMB234.99 billion. As disclosed in Note 4.4 to the consolidated financial statements, these investments are classified as level III in the fair value hierarchy as their fair values are measured using valuation methodologies with significant unobservable inputs.

Auditing the fair value measurement of the Group’s level III financial assets was complex due to the significant estimates and judgements involved in the assessment of valuation methodologies and significant unobservable inputs, including discount rates for factors such as lack of marketability and credit risk, among others. The use of different valuation methodologies and changes in significant unobservable inputs could result in significantly different fair value estimates.

How our audit addressed the key audit matter

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Group’s fair value measurement of level III financial assets. For example, we tested management’s review controls over the valuation methodologies and the significant unobservable inputs used in the fair value measurements.

To test the fair value measurement of level III financial assets, our audit procedures included, among others, evaluating the Group’s valuation methodologies, testing the significant unobservable inputs used by the Group in determining the fair values, and testing the mathematical accuracy of the Group’s valuation calculations. We involved our valuation specialists to assist us with evaluating the Group’s valuation methodologies and assessing the reasonableness of the significant unobservable inputs, including discount rates for factors such as lack of marketability and credit risk, among others used in the valuations by comparing them to information available from third-party sources and market data. For a sample of the Group’s level III financial assets, our valuation specialists also independently developed fair value estimates and compared them to the Group’s valuation results.

OTHER INFORMATION INCLUDED IN THE ANNUAL REPORT

The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

China Life Insurance Company Limited    Annual Report 2019

Independent Auditor’s Report (continued)

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Company or to cease operations or have no realistic alternative but to do so.

The directors of the Company are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

China Life Insurance Company Limited    Annual Report 2019

Independent Auditor’s Report (continued)

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Choi Kam Cheong, Geoffrey.

Ernst & Young

Certified Public Accountants

Hong Kong

25 March 2020

China Life Insurance Company Limited    Annual Report 2019

Consolidated Statement of Financial Position

As at 31 December 2019

	Notes	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
ASSETS
Property, plant and equipment	6	51,758	47,281
Right-of-use assets	7	3,520	—
Investment properties	8	12,141	9,747
Investments in associates and joint ventures	9	222,983	201,661
Held-to-maturity securities	10.1	928,751	806,717
Loans	10.2	608,920	450,251
Term deposits	10.3	535,260	559,341
Statutory deposits – restricted	10.4	6,333	6,333
Available-for-sale securities	10.5	1,058,957	870,533
Securities at fair value through profit or loss	10.6	141,608	138,717
Derivative financial assets	10.7	428	—
Securities purchased under agreements to resell	10.8	4,467	9,905
Accrued investment income	10.9	41,703	48,402
Premiums receivable	12	17,281	15,648
Reinsurance assets	13	5,161	4,364
Other assets	14	34,029	33,437
Deferred tax assets	29	128	1,257
Cash and cash equivalents		53,306	50,809

Total assets		3,726,734	3,254,403

The notes on pages 134 to 257 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2019

Consolidated Statement of Financial Position (continued)

As at 31 December 2019

	Notes	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	15	2,552,736	2,216,031
Investment contracts	16	267,804	255,434
Policyholder dividends payable		112,593	85,071
Interest-bearing loans and borrowings	17	20,045	20,150
Lease liabilities		3,091	—
Bonds payable	18	34,990	—
Financial liabilities at fair value through profit or loss		3,859	2,680
Derivative financial liabilities	10.7	—	1,877
Securities sold under agreements to repurchase	19	118,088	192,141
Annuity and other insurance balances payable		51,019	49,465
Premiums received in advance		60,898	46,650
Other liabilities	20	81,114	58,426
Deferred tax liabilities	29	10,330	—
Current income tax liabilities		223	2,630
Statutory insurance fund	21	602	558

Total liabilities		3,317,392	2,931,113

Equity
Share capital	36	28,265	28,265
Other equity instruments	37	7,791	7,791
Reserves	38	197,221	149,293
Retained earnings		170,487	133,022

Attributable to equity holders of the Company		403,764	318,371

Non-controlling interests		5,578	4,919

Total equity		409,342	323,290

Total liabilities and equity		3,726,734	3,254,403

Approved and authorised for issue by the Board of Directors on 25 March 2020.

Wang Bin	Su Hengxuan
Director	Director

The notes on pages 134 to 257 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2019

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2019

	Notes	2019 RMB million	2018 RMB million
REVENUES
Gross written premiums		567,086	535,826

Less: premiums ceded to reinsurers		(5,238)	(4,503)
Net written premiums		561,848	531,323
Net change in unearned premium reserves		(1,570)	700

Net premiums earned		560,278	532,023
Investment income	22	139,919	125,167
Net realised gains on financial assets	23	1,831	(19,591)
Net fair value gains through profit or loss	24	19,251	(18,278)
Other income		8,195	8,098

Total revenues		729,474	627,419

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	25	(127,877)	(248,736)
Accident and health claims and claim adjustment expenses	25	(50,783)	(40,552)
Increase in insurance contract liabilities	25	(330,807)	(189,931)
Investment contract benefits	26	(9,157)	(9,332)
Policyholder dividends resulting from participation in profits		(22,375)	(19,646)
Underwriting and policy acquisition costs		(81,396)	(62,705)
Finance costs	27	(4,255)	(4,116)
Administrative expenses		(40,275)	(37,486)
Other expenses		(9,602)	(7,642)
Statutory insurance fund contribution	21	(1,163)	(1,097)

Total benefits, claims and expenses		(677,690)	(621,243)

Net gains on investments of associates and joint ventures	9	8,011	7,745
Including: share of profit of associates and joint ventures		9,159	7,745

Profit before income tax	28	59,795	13,921

Income tax	29	(781)	(1,985)

Net profit		59,014	11,936

Attributable to:
– Equity holders of the Company		58,287	11,395
– Non-controlling interests		727	541
Basic and diluted earnings per share	31	RMB2.05	RMB0.39

The notes on pages 134 to 257 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2019

Consolidated Statement of Comprehensive Income (continued)

For the year ended 31 December 2019

	Notes	2019 RMB million	2018 RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		69,600	(24,591)
Amount transferred to net profit from other comprehensive income		(4,635)	19,549
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		(19,521)	(32)
Share of other comprehensive income of associates and joint ventures under the equity method		599	735
Exchange differences on translating foreign operations		237	598
Income tax relating to components of other comprehensive income	29	(11,292)	1,716

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		34,988	(2,025)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Share of other comprehensive income of associates and joint ventures under the equity method		(76)	—

Other comprehensive income for the year, net of tax		34,912	(2,025)

Total comprehensive income for the year, net of tax		93,926	9,911

Attributable to:
– Equity holders of the Company		93,134	9,325
– Non-controlling interests		792	586

The notes on pages 134 to 257 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2019

Consolidated Statement of Changes in Equity

For the year ended 31 December 2019

	Attributable to equity holders of the Company				Non-controlling interests	Total
	Share capital	Other equity instruments	Reserves	Retained earnings
	RMB million (Note 36)	RMB million (Note 37)	RMB million (Note 38)	RMB million	RMB million	RMB million
As at 1 January 2018	28,265	7,791	145,675	139,202	4,377	325,310
Net profit	—	—	—	11,395	541	11,936
Other comprehensive income	—	—	(2,070)	—	45	(2,025)

Total comprehensive income	—	—	(2,070)	11,395	586	9,911

Transactions with owners
Capital paid in by non-controlling interests	—	—	—	—	105	105
Appropriation to reserves (Note 38)	—	—	5,885	(5,885)	—	—
Dividends paid (Note 33)	—	—	—	(11,690)	—	(11,690)
Dividends to non-controlling interests	—	—	—	—	(149)	(149)
Others	—	—	(197)	—	—	(197)

Total transactions with owners	—	—	5,688	(17,575)	(44)	(11,931)

As at 31 December 2018	28,265	7,791	149,293	133,022	4,919	323,290

Effect of associates’ adoption of new accounting standards (Note 9)	—	—	16	(2,905)	—	(2,889)
As at 1 January 2019	28,265	7,791	149,309	130,117	4,919	320,401
Net profit	—	—	—	58,287	727	59,014
Other comprehensive income	—	—	34,847	—	65	34,912

Total comprehensive income	—	—	34,847	58,287	792	93,926

Transactions with owners
Appropriation to reserves (Note 38)	—	—	13,087	(13,087)	—	—
Dividends paid (Note 33)	—	—	—	(4,916)	—	(4,916)
Dividends to non-controlling interests	—	—	—	—	(133)	(133)
Reserves to retained earnings (Note 38)	—	—	(86)	86	—	—
Others	—	—	64	—	—	64

Total transactions with owners	—	—	13,065	(17,917)	(133)	(4,985)

As at 31 December 2019	28,265	7,791	197,221	170,487	5,578	409,342

The notes on pages 134 to 257 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2019

Consolidated Statement of Cash Flows

For the year ended 31 December 2019

	2019 RMB million	2018 RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	59,795	13,921

Adjustments for:
Investment income	(139,919)	(125,167)
Net realised and unrealised losses/(gains) on financial assets	(21,082)	37,869
Insurance contracts	335,971	190,210
Depreciation and amortisation	4,379	2,638
Foreign exchange losses/(gains)	67	194
Net gains on investments of associates and joint ventures	(8,011)	(7,745)
Changes in operating assets and liabilities:
Decrease/(increase) in securities at fair value through profit or loss, net	6,858	(9,020)
Financial liabilities at fair value through profit or loss	1,213	1,114
Receivables and payables	50,622	48,838
Income tax paid	(8,636)	(9,991)
Interest received – securities at fair value through profit or loss	3,811	3,527
Dividends received – securities at fair value through profit or loss	964	1,164

Net cash inflow/(outflow) from operating activities	286,032	147,552

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt investments	112,182	48,942
Maturities of debt investments	133,519	110,425
Disposals of equity investments	450,014	278,003
Disposals of property, plant and equipment	72	274
Disposals of subsidiaries	1,432	—
Purchases:
Debt investments	(504,292)	(294,238)
Equity investments	(545,657)	(335,301)
Property, plant and equipment	(11,415)	(19,546)
Investments in associates and joint ventures	(23,389)	(34,928)
Decrease/(increase) in term deposits, net	24,102	(109,590)
Decrease in securities purchased under agreements to resell, net	5,468	26,258
Interest received	116,846	106,342
Dividends received	25,169	19,503
Increase in policy loans, net	(32,707)	(34,208)
Cash paid related to other investing activities	—	(309)
Cash received related to other investing activities	1,141	—

Net cash inflow/(outflow) from investing activities	(247,515)	(238,373)

The notes on pages 134 to 257 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2019

Consolidated Statement of Cash Flows (continued)

For the year ended 31 December 2019

	2019 RMB million	2018 RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	(73,552)	104,832
Interest paid	(3,072)	(3,990)
Repayment of borrowings	(365)	—
Dividends paid to equity holders of the Company	(4,916)	(11,690)
Dividends paid to non-controlling interests	(133)	(149)
Proceeds from issue of bonds	34,988	—
Cash received from borrowings	123	727
Payment of principal portion of lease liabilities	(1,348)	—
Capital injected into subsidiaries by non-controlling interests	12,961	3,560
Cash paid related to other financing activities	(761)	(327)

Net cash inflow/(outflow) from financing activities	(36,075)	92,963

Foreign exchange gains/(losses) on cash and cash equivalents	55	81

Net increase/(decrease) in cash and cash equivalents	2,497	2,223

Cash and cash equivalents
Beginning of the year	50,809	48,586

End of the year	53,306	50,809

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	52,800	50,792
Short-term bank deposits	506	17

The notes on pages 134 to 257 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements

For the year ended 31 December 2019

1	ORGANISATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activities are the writing of life, health, accident and other types of personal insurance business; reinsurance business for personal insurance business; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China, etc.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 25 March 2020.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available for sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in compliance with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2019

Standards/Amendments	Content	Effective for annual periods beginning on or after

IFRS 16	Leases	1 January 2019
IAS 28 Amendments	Long-term Interests in Associates and Joint Ventures	1 January 2019
IAS 19 Amendments	Plan Amendment, Curtailment or Settlement	1 January 2019
IFRIC 23	Uncertainty over Income Tax Treatments	1 January 2019
Annual Improvements to IFRSs 2015-2017 Cycle	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23	1 January 2019

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2019 (continued)

IFRS 16 – Leases

IFRS 16 supersedes IAS 17 Leases, and related interpretations from International Financial Reporting Interpretation Committee and Standard Interpretation Committee. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have any financial impact on leases where the Group is the lessor.

The Group has adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard has been applied retrospectively with the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings as at 1 January 2019, and the comparative information for 2018 was not restated and continues to be reported under IAS 17.

New definition of a lease

Under IFRS 16, at inception of a contract, an entity shall assess whether the contract is, or contains, a lease. A contract is, or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered or changed on or after 1 January 2019.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their stand-alone prices. A practical expedient is available to a lessee, which the Group has adopted, not to separate non-lease components and to account for the lease and the associated non-lease components as a single lease component.

As a lessee – Leases previously classified as operating leases

As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognise and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low-value assets (elected on a lease by lease basis) and short-term leases (elected by class of underlying asset). The Group has elected not to recognise right-of-use assets and lease liabilities for (i) leases of low-value assets; and (ii) leases, that at the commencement date, have a lease term of 12 months or less. Instead, the Group recognises the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

Lease liabilities as at 1 January 2019 were recognised based on the present value of the remaining lease payments, discounted using the incremental borrowing rate as at 1 January 2019.

The right-of-use assets were measured at the amount of the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to the leases recognised in the statement of financial position immediately before 1 January 2019. All these assets were assessed for any impairment based on IAS 36 – Impairment of Assets on that date.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2019 (continued)

IFRS 16 – Leases (continued)

As a lessee – Leases previously classified as operating leases (continued)

The Group has used the following elective practical expedients when applying IFRS 16 as at 1 January 2019:

•	Applied the recognition exemptions for leases of low value assets and leases with lease term that ends within 12 months from the date of initial application;

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics on the measurement of the lease liability;

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease;

•

Relied on its assessment of whether leases are onerous immediately before the date of initial application. The Group adjusted the right-of-use asset at the date of initial application by the amount of any provision for onerous leases recognised in the statement of financial position immediately before the date of initial application.

In addition to land use rights, the Group recognised other right-of-use assets of RMB2,555 million and lease liabilities of RMB2,185 million at the date of initial application. Compared to the end of 2018, after the relative adjustments, total assets and total liabilities at the group level as at 1 January 2019 both increased by RMB2,194 million. The reconciliation between the minimum unpaid lease payments of the operating leases disclosed in the Group’s financial statements for the year ended 31 December 2018, and the lease liabilities recognised in the consolidated statement of financial position at the date of initial application are as follows:

RMB million
Operating lease commitments as at 31 December 2018	2,474
Less: short-term leases, those leases with a remaining lease term less than 12 months from the date of initial application and leases of low-value assets	(132)
impact of discounting at the incremental borrowing rate as at 1 January 2019	(157)

Lease liabilities as at 1 January 2019	2,185

The weighted average incremental borrowing rate the Group adopted as at 1 January 2019 in calculating the lease liabilities in the consolidated statement of financial position was 3.76%.

Refer to Note 2.7 for relevant accounting policies.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2019 (continued)

IAS 28 Amendments – Long-term interests in associates and joint ventures

In October 2017, the IASB issued the amendments to IAS 28 which indicates that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). The amendments also clarify that for the entity that applies the temporary exemption from IFRS 9, IAS 39 applies to the long-term interests, and those entities are not required to restate prior periods to reflect the application of amendments. The amendments are effective for annual periods beginning on or after 1 January 2019.

The Group’s accounting treatment in the previous years is in line with the amendments, thus there has been no impact on the Group’s consolidated financial statements as a result of the amendments.

IAS 19 Amendments – Plan Amendment, Curtailment or Settlement

In February 2018, the IASB issued the amendments to IAS 19 which addresses the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments are effective for annual periods beginning on or after 1 January 2019 and apply retrospectively.

The Group has no defined benefit plans. The amendments under IAS 19 have had no impact on the Group’s consolidated financial statements. The Group will adopt the amendments if such business occurs in the future.

IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 which clarifies application of the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The interpretation mainly addresses the following four areas: whether an entity separately considers the uncertainty of tax treatments; assumptions adopted by an entity to address the examination of tax treatments by taxation authorities; how an entity determines taxable profit/(tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances. The interpretation is effective for annual reporting periods beginning on or after

1 January 2019.

The Group’s accounting treatment in the previous years is in line with the clarification of the interpretation. The clarification has had no significant impact on the Group’s consolidated financial statements.

Annual Improvements to IFRSs 2015-2017 Cycle – Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23

In December 2017, the Annual Improvements 2015-2017 Cycle issued set out amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23, which are effective for annual periods beginning on or after 1 January 2019. There has been no significant impact on the Group’s consolidated financial statements as a result of these amendments.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are effective but temporary exemption is applied by the Group for the financial year beginning on 1 January 2019

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	1 January 2018

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects that the adoption of IFRS 9 will have a significant impact on the Group’s consolidated financial statements. The Group adopts the temporary exemption permitted in Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (“IFRS 4 Amendment”) to apply IAS 39 rather than IFRS 9, until the effective date of IFRS 17. Refer to Note 34 for more details.

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss, based on their respective business models. The Group analysed the contractual cash flow characteristics of financial assets as at 31 December 2019 and made relevant disclosures in Note 34.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealised gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealised gains and losses are recognised in other comprehensive income (“OCI”). If the Group elects to record equity investments at FVOCI, gains and losses would never be recognised in income except for the received dividends which do not represent a recovery of part of the investment cost.

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward-looking information. The Group is in the process of developing and testing the key models required under IFRS 9 and analysing the impact on the expected loss provision; the Group believed that the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

Hedge accounting

The Group does not apply the hedge accounting currently, so the Group expects that the new hedge accounting model under IFRS 9 will have no impact on the Group’s consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2019

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 3 Amendments	Definition of a Business	1 January 2020
IAS 1 and IAS 8 Amendments	Definition of Material	1 January 2020
IFRS 9, IAS 39 and IFRS 7 Amendments	Interest Rate Benchmark Reform	1 January 2020
IFRS 17	Insurance Contracts	1 January 2021
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 3 Amendments – Definition of a business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The amendments are effective for annual reporting periods beginning on or after 1 January 2020 and apply prospectively. Earlier application is permitted. The Group expects to adopt the amendments from 1 January 2020. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

IAS 1 and IAS 8 Amendments – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The amendments are effective for annual reporting periods beginning on or after 1 January 2020 and apply prospectively. Earlier application is permitted. The Group expects to adopt the amendments from 1 January 2020. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2019 (continued)

IFRS 9, IAS 39 and IFRS 7 Amendments – Interest Rate Benchmark Reform

In September 2019, the IASB issued the amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments:

Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures to respond to the hedge accounting induced in the Interbank Offered Rates (IBOR) reform. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark. The amendments are effective for annual reporting periods beginning on or after 1 January 2020 and apply retrospectively. Earlier application is permitted. Because the Group has no interbank offered transactions and has no hedge accounting, the amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure, which replaces IFRS 4 Insurance Contracts.

In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies for measurement purposes, IFRS 17 provides a comprehensive model (the general model) for insurance contracts, supplemented by the variable fee approach for contracts with direct participation features and the premium allocation approach mainly for short-duration which typically applies to certain non-life insurance contracts.

The main features of the new accounting model for insurance contracts are as follows:

•	The fulfilment cash flows including the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

•	A contractual service margin represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

•	Certain changes in the expected present value of future cash flows are adjusted against the contractual service margin and thereby recognised in profit or loss over the remaining coverage period;

•	The effect of changes in discount rates will be reported in either profit or loss or OCI, determined by an accounting policy choice;

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

•

Amounts that the policyholder will always receive, regardless of whether an insured event happens (non-distinct investment components), are not presented in the statement of comprehensive income, but are recognised directly in the statement of financial position;

•	Insurance services results are presented separately from the insurance finance income or expense;

•	Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2019 (continued)

IFRS 17 – Insurance Contracts (continued)

IFRS 17 is effective for annual reporting periods beginning on or after 1 January 2021. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. Retrospective application is required, with comparative figures required. However, if full retrospective application for a group of insurance contracts is impracticable, the entity is required to choose either the modified retrospective approach or the fair value approach.

In March 2020, the IASB decided to defer the effective date for IFRS 17 by two years to reporting periods beginning on or after 1 January 2023. The IASB also decided to extend the exemption currently in place for qualifying insurers regarding the application of IFRS 9, meaning that they could apply both standards for the first time to reporting periods beginning on or after 1 January 2023. As at the approval date of the consolidated financial statements, the amendments to IFRS 17 have not yet been issued by the IASB.

The Group is currently assessing the impact of the standard upon adoption.

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Group will apply these amendments when they become effective.

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2019. Subsidiaries are those entities which are controlled by the Group (including the structured entities controlled by the Group). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	exposure, or rights, to variable returns from its involvement with the investee; and

•	the ability to use its power over the investee to affect its returns.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

Profit or loss and each component of OCI are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full upon consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	derecognises the assets (including goodwill) and liabilities of the subsidiary;

•	derecognises the carrying amount of any non-controlling interests;

•	derecognises the cumulative translation differences recorded in equity;

•	recognises the fair value of the consideration received;

•	recognises the fair value of any investment retained;

•	recognises any surplus or deficit in profit or loss; and

•

reclassifies the Group’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as if the Group had directly disposed of the related assets or liabilities.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the aggregate of the consideration transferred, the fair value of any non-controlling interest in the acquiree, and the fair value of any previous equity interest in the acquiree at the acquisition date over the fair value of the net identifiable assets acquired and liabilities assumed is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. If there is any indication that goodwill is impaired, recoverable amount is estimated and the difference between carrying amount and recoverable amount is recognised as an impairment charge. Impairment losses on goodwill are not reversed in subsequent periods. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The investments in subsidiaries are accounted for only in the Company’s statement of financial position at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Transactions with non-controlling interests

The Group treats transactions with non-controlling interests that do not result in loss of controls as equity transactions. For shares purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposal of shares to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is re-measured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in OCI in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in OCI are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in OCI is reclassified to profit or loss as appropriate.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3	Associates and joint ventures

Associates are entities over which the Group has significant influence, generally accompanying a shareholding of between 20% and 50% of the voting rights of the investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

Joint ventures are the type of joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recognised at cost.

The Group’s share of post-acquisition profit or loss of its associates and joint ventures is recognised in net profit, and its share of post-acquisition movements in OCI is recognised in the consolidated statement of comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, including any other unsecured receivables, the Group does not recognise further losses unless it has obligations to make payments on behalf of the associate or joint venture.

Unrealised gains on transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interests in the associates or joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates and joint ventures’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associates or joint ventures at the date of acquisition. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures and is tested for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The Group determines at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired. If this is the case, an impairment loss is recognised for the amount by which the investment’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs of disposal and value in use. The impairment of investments in the associates and joint ventures is reviewed for possible reversal at each reporting date.

The investments in associates and joint ventures are stated at cost less impairment in the Company’s statement of financial position. The results of associates and joint ventures are accounted for by the Company on the basis of dividends received and receivable.

2.4	Segment reporting

The Group’s operating segments are presented in a manner consistent with the internal management reporting provided to the operating decision maker – president office for deciding how to allocate resources and for assessing performance.

Operating segment refers to the segment within the Group that satisfies the following conditions: (i) the segment generates income and incurs costs from daily operating activities; (ii) management evaluates the operating results of the segment to make resource allocation decision and to evaluate the business performance; and (iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flows and other financial performance indicators.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5	Foreign currency translation

The Company’s functional currency is RMB. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. The reporting currency of the consolidated financial statements of the Group is RMB. Transactions in foreign currencies are translated at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the end of the reporting period. Exchange differences arising in these cases are recognised in net profit.

2.6	Property, plant and equipment

Property, plant and equipment, are stated at historical costs less accumulated depreciation and any accumulated impairment losses, except for those acquired prior to 30 June 2003, which are stated at deemed cost less accumulated depreciation and any accumulated impairment losses.

The historical costs of property, plant and equipment comprise its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after terms of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of comprehensive income in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the assets as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful lives as follows:

Estimated useful lives
Buildings	15 to 35 years
Office equipment, furniture and fixtures	3 to 11 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the shorter of the remaining term of the lease and the useful lives

The residual values, depreciation method and useful lives are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Assets under construction mainly represent buildings under construction, which are stated at cost less any impairment losses and are not depreciated, except for those acquired prior to 30 June 2003, which are stated at deemed cost less any accumulated impairment losses. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Assets under construction are reclassified to the appropriate category of property, plant and equipment, investment properties or other assets when completed and ready for use.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Property, plant and equipment (continued)

Impairment and gains or losses on disposals

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in net profit for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of an item of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in net profit.

2.7	Leases

(i)	Applicable from 1 January 2019

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset for a period of a time, the Group assesses whether, throughout the period of use, the lessee has the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset.

As a lessee

Initial measurement

At the commencement date of the lease, the Group recognises right-of-use assets representing the right to use the leased assets, including buildings and land use rights, etc. The Group measures the lease liability at the present value of the lease payments that are not paid at that date, except for short-term leases and leases of low-value assets. In calculating the present value of the lease payments, the lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Group uses its own incremental borrowing rate.

The lease term is the non-cancellable period of a lease when the Group has the right to use lease assets. When the Group has an option to extend a lease and is reasonably certain to exercise that option to extend a lease, the lease term also comprises the periods covered by the option to extend the lease. When the Group has an option to terminate the lease and is reasonably certain not to exercise that option, the lease term also comprises the periods covered by the option to terminate the lease. The Group reassesses whether it is reasonably certain to exercise an extension option, to exercise a purchase option or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that are within the control of the Group and affects whether the Group is reasonably certain to exercise the commensurate options.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7	Leases (continued)

(i)	Applicable from 1 January 2019 (continued)

As a lessee (continued)

Subsequent measurement

The Group applies the straight-line method in depreciating the right-of-use assets. If it is reasonably certain that ownership of a leased asset transfers to the Group at the end of the lease term, the leased asset is depreciated under the remaining useful life of the asset. If it cannot be reasonably determined that ownership of a leased asset transfers to the Group at the end of the lease term, the Group depreciates the right-of-use asset from the commencement date to the earlier of the end of the lease term or the end of the useful life of the right-of-use asset.

The Group uses a constant periodic rate of interest to calculate interest on the lease liability in each period during the lease term and recognises the interest in profit or loss.

Variable lease payments not included in the measurement of the lease liability are recognised in profit or loss in the period in which the event or condition that triggers the payment occurs.

After the commencement date of a lease, when there is a change in in-substance fixed payments, a change in the amounts expected to be payable under a residual value guarantee, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, a change in the assessment or actual exercise situation of a purchase option, an extension option or a termination option, the Group uses the changed present value of lease payments to remeasure the lease liability. If the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the remeasurement in profit or loss.

The Group assesses whether there is any indication that a right-of-use asset may be impaired at the end of reporting period. If any such indication exists, the Group performs the impairment test. An impairment loss is recognised in net profit for the amount by which the carrying amount of the right-of-use asset exceeds its recoverable amount, which is the higher of the right-of-use asset’s net selling price and value in use.

As a lessor

At the commencement date of the lease, leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss.

(ii)	Applicable before 1 January 2019

As for leased assets, leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental expenses of operating leases are recognised in the cost of assets or profit or loss on a straight-line basis. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Investment properties

Investment properties are interests in land use rights and buildings that are held to earn rental income and/or for capital appreciation, rather than for the supply of services or for administrative purposes.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and any impairment loss.

Depreciation is computed on the straight-line basis over the estimated useful lives. The estimated useful lives of investment properties are 15 to 35 years.

Overseas investment properties, that are held by the Group in the form of property ownership, equity investment, or other forms, have expected useful lives not longer than 50 years, determined based on the usage in their locations.

The useful lives and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

An investment property is derecognised when either it has been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the statement of comprehensive income in the year of retirement or disposal. A transfer to, or from, an investment property is made when, and only when, there is evidence of a change in use.

2.9	Financial assets

2.9.a	Classification

The Group classifies its financial assets into the following categories: securities at fair value through profit or loss, held-to-maturity securities, loans and receivables and available-for-sale securities. Management determines the classification of its financial assets at initial recognition which depends on the purpose for which the assets are acquired. The Group’s investments in securities fall into the following four categories:

(i)	Securities at fair value through profit or loss

This category has two sub-categories: securities held for trading and those designated as at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short-term or if they form part of a portfolio of financial assets in which there is evidence of taking short-term profit. The Group may classify other financial assets as at fair value through profit or loss if they meet the criteria in IAS 39 and designated as such at inception.

(ii)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through profit or loss.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short-term or held as available-for-sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell, accrued investment income and premium receivables as presented separately in the statement of financial position.

(iv)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9	Financial assets (continued)

2.9.b	Recognition and measurement

Purchase and sale of investments are recognised on the trade date, when the Group commits to purchase or sell assets. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Investments are derecognised when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Securities at fair value through profit or loss and available-for-sale securities are carried at fair value. Equity investments that do not have a quoted price in an active market and whose fair value cannot be reliably measured are carried at cost, net of allowance for impairments. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the securities at fair value through profit or loss category, and the change of fair value of available-for-sale debt securities due to foreign exchange impact on the amortised cost are included in net profit in the period in which they arise. The remaining unrealised gains and losses arising from changes in the fair value of available-for-sale securities are recognised in OCI. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in net profit as realised gains on financial assets.

Term deposits primarily represent traditional bank deposits which have fixed maturity dates and are stated at amortised cost.

Loans are carried at amortised cost, net of allowance for impairment.

The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e., their costs plus accrued interests at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sale or transfer of the securities is not permitted by the respective clearing house on which they are registered while the lent capital is outstanding. In the event of default by the counterparty, the Group has the right to the underlying securities held by the clearing house.

2.9.c	Impairment of financial assets other than securities at fair value through profit or loss

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairment, where there are declines in value that are considered to be impairment. In evaluating whether a decline in value is an impairment for these financial assets, the Group considers several factors including, but not limited to, the following:

•	significant financial difficulty of the issuer or debtor;

•	a breach of contract, such as a default or delinquency in payments;

•	it becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganisation; and

•	the disappearance of an active market for that financial asset because of financial difficulties.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9	Financial assets (continued)

2.9.c	Impairment of financial assets other than securities at fair value through profit or loss (continued)

In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline. The quantitative factors include the following:

•	the market price of the equity securities was more than 50% below their cost at the reporting date;

•	the market price of the equity securities was more than 20% below their cost for a period of at least six months at the reporting date; and

•	the market price of the equity securities was below their cost for a period of more than one year (including one year) at the reporting date.

When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities’ effective interest rates, available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realised gains on financial assets in the period the impairment is recognised. The impairment loss is reversed through net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised through net profit. The impairment losses recognised in net profit on equity instruments are not reversed through net profit.

2.10	Fair value measurement

The Group measures financial instruments, such as securities at fair value through profit or loss and available-for-sale securities, at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement of assets and liabilities is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability, or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described in Notes 4.4, 8, 11 and 42(c) based on the lowest level input that is significant to the fair value measurement as a whole.

For assets and liabilities that are measured at fair value on a recurring basis, the Group determines whether transfers have occurred between each level in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

2.12	Insurance contracts and investment contracts

2.12.1	Classification

The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contracts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a discretionary participating feature (“DPF”). This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, at the discretion of the Group.

2.12.2	Insurance contracts

2.12.2.a	Recognition and measurement

(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Reserves for short duration insurance products consist of unearned premium reserve and expected claims and claim adjustment expenses reserve. Actual claims and claim adjustment expenses are charged to net profit as incurred.

The unearned premium reserve represents the portion of the premiums written net of certain acquisition costs relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claims expenses with respect to insured events. In developing these reserves, the Group considers the nature and distribution of the risks, claims cost development, and experiences in deriving the reasonable estimated amount and the applicable margins. The methods used for reported and unreported claims include the case-by-case estimation method, average cost per claim method, chain ladder method, etc. The Group calculates the reserves for claims expenses based on the reasonable estimates of the future payments for claims expenses.

(ii)	Long-term insurance contracts

Long-term insurance contracts include whole life insurance, term life insurance, endowment insurance and annuity policies with significant life contingency risk. Premiums are recognised as revenue when due from policyholders.

The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contract liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates, and expense assumptions, and based on the following principles:

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.12	Insurance contracts and investment contracts (continued)

2.12.2	Insurance contracts (continued)

2.12.2.a	Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

(a)

The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

•	guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders;

•	additional non-guaranteed benefits, such as policyholder dividends; and

•

reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expenses. Expenses are determined based on expense analysis with consideration of future inflation and the Group’s expense management control.

On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, taking into account the Group’s historical experience and expectation of future events. Changes in assumptions are recognised in net profit. Assumptions for the amortisation of residual margin are locked in at policy issuance and are not adjusted at each reporting date.

(b)

Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognised in net profit in each period over the life of the contracts. At the inception of the contracts, the Group does not recognise Day 1 gain, whereas on the other hand, Day 1 loss is recognised in net profit immediately.

Margin comprises risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs, mainly consist of underwriting and policy acquisition costs, by the Group representing Day 1 gain and will be amortised over the life of the contracts. For insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on estimated future participating dividends payable to policyholders. For insurance contracts of which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on sum assured of outstanding policies. The subsequent measurement of the residual margin is independent from the reasonable estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of the residual margin.

(c)	The Group has considered the impact of time value on the reserve calculation for insurance contracts.

(iii)	Universal life contracts and unit-linked contracts

Universal life contracts and unit-linked contracts are unbundled into the following components:

•	insurance components

•	non-insurance components

The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (Note 2.12.3), which are stated in the investment contract liabilities.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.12	Insurance contracts and investment contracts (continued)

2.12.2	Insurance contracts (continued)

2.12.2.b	Liability adequacy test

The Group assesses the adequacy of insurance contract reserves using the current estimate of future cash flows with available information at the end of each reporting period. If that assessment shows that the carrying amount of its insurance liabilities (less related intangible assets, if applicable) is inadequate in light of the estimated future cash flows, the insurance contract reserves will be adjusted accordingly, and any changes of the insurance contract liabilities will be recognised in net profit.

2.12.2.c	Reinsurance contracts held

Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as expenses when due.

The Group assesses its reinsurance assets for impairment as at the end of reporting period. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognises that impairment loss in net profit.

2.12.3	Investment contracts

For investment contracts with or without DPF, the Company’s policy fee income mainly consists of acquisition cost and various fees (handling fees and management fees, etc.) over the period of which the service is provided. Policy fee income net of certain acquisition cost is amortised over the expected life of the contracts by period and recognised in revenue.

Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.

2.12.4	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group at the higher of 70% of accumulated surplus available and the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities are attributable to policyholders, shadow adjustments are recognised in OCI. The surplus owed to policyholders is recognised as policyholder dividend payable whether it is declared or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.13	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are the portions owned by the external investors in the consolidated structured entities (open-ended funds). Such financial liabilities are designated at fair value upon initial recognition, and all realised or unrealised gains or losses are recognised in net profit.

2.14	Securities sold under agreements to repurchase

The Group retains substantially all the risk and rewards of ownership of securities sold under agreements to repurchase which generally mature within 180 days from the transaction date. Therefore, securities sold under agreements to repurchase are classified as secured borrowings. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e., their cost plus accrued interest at the end of the reporting period. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated statement of financial position.

2.15	Bonds payable

Bonds payable are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium at acquisition and transaction costs.

2.16	Derivative instruments

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognised in net profit. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded derivatives that are closely related to host insurance contracts including embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

2.17	Employee benefits

Pension benefits

Full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Group contributes on a monthly basis to these pension plans. In addition to the government-sponsored pension plans, the Group established an employee annuity fund pursuant to the relevant laws and regulations in the PRC, whereby the Group is required to contribute to the schemes at fixed rates of the employees’ salary costs. Contributions to these plans are expensed as incurred. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement. Fair value changes in the vesting period are included in administrative expenses and changes after the vesting period are included in net fair value gains through profit or loss in net profit. The related liability is included in other liabilities.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.18	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

2.19	Other equity instruments

Other equity instruments are Core Tier 2 Capital Securities issued by the Group. These securities contain no contractual obligation to deliver cash or another financial asset; or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the Group; or to be settled in the Group’s own equity instruments. Therefore, the Group classifies these securities as other equity instruments. Fees, commissions and other transaction costs of these securities’ issuance are deducted from equity. The distributions of the securities are recognised as profit distribution at the time of declaration.

2.20	Revenue recognition

Turnover of the Group represents the total revenues which include the following:

Premiums

Premiums from long-term insurance contracts are recognised as revenue when due from the policyholders.

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage.

Policy fee income

The policy fee income for investment contracts mainly consists of acquisition costs and various fees (handling fees and management fees, etc.) over the period of which the service is provided. Policy fee income net of certain acquisition costs is amortised over the expected life of the contracts and recognised as other income.

Investment income

Investment income comprises interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans and dividend income from equity securities. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognised when the right to receive dividend payment is established.

2.21	Finance costs

Interest expenses for bonds payable, securities sold under agreements to repurchase, interest-bearing loans, borrowings and lease liabilities are recognised within finance costs in net profit using the effective interest rate method.

2.22	Current and deferred income taxation

Income tax expense for the period comprises current and deferred tax. Income tax is recognised in net profit, except to the extent that it relates to items recognised directly in OCI where the income tax is recognised in OCI.

Current income tax assets and liabilities for the current period are calculated on the basis of the tax laws enacted or substantively enacted at the end of each reporting period in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken with respect to situations in which applicable tax regulations are subject to interpretation.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.22	Current and deferred income taxation (continued)

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed by the end of each reporting period and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.23	Provisions and contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required, or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised in the consolidated statement of financial position but is disclosed in the notes to the consolidated financial statements. When a change in the probability of an outflow occurs so that such outflow is probable and can be reliably measured, it will then be recognised as a provision.

2.24	Dividend distribution

Dividend distribution to the Company’s equity holders is recognised as a liability in the Group’s consolidated financial statements in the year in which the dividends are approved by the Company’s equity holders.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgements are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group exercises significant judgement in making appropriate assumptions.

Areas susceptible to changes in critical estimates and judgements, which affect the carrying value of assets and liabilities, are set out below. It is possible that actual results may be different from the estimates and judgements referred to below.

3.1	Estimates of future benefit payments and premiums arising from long-term insurance contracts

The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group and the margins. Assumptions about mortality rates, morbidity rates, lapse rates, discount rates, expense assumptions and policy dividend assumptions are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefit payments, premiums and relevant expenses is reflected in the risk margin.

The residual margin relating to the long-term insurance contracts is amortised over the expected life of the contracts, based on the assumptions (mortality rates, morbidity rates, lapse rates, discount rates, expenses assumption and policy dividend assumptions) that are determined at inception of the contracts and remain unchanged for the duration of the contracts.

The judgements exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the consolidated financial statements as insurance contract benefits and insurance contract liabilities.

The impact of the various assumptions and their changes are described in Note 15.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.2	Financial instruments

The Group’s principal investments are debt securities, equity securities, term deposits and loans. The critical estimates and judgements are those associated with the recognition of impairment and the measurement of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.9.c.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When the fair values of financial assets and liabilities recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques which require a degree of judgements. The methods and assumptions used by the Group in measuring the fair value of financial instruments are as follows:

•

debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.

•

equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing models. Equity securities, for which fair values cannot be measured reliably, are recognised at cost less impairment.

•

securities purchased under agreements to resell, policy loans, term deposits, interest-bearing loans and borrowings, and securities sold under agreements to repurchase: the carrying amounts of these assets in the consolidated statement of financial position approximate fair value.

•	fair values of other loans are obtained from valuation techniques.

For the description of valuation techniques, please refer to Note 4.4. Using different valuation techniques and parameter assumptions may lead to some differences of fair value estimations.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.3	Impairment of investments in associates and joint ventures

The Group assesses whether there are any indicators of impairment for investments in associates and joint ventures at the end of each reporting period. Investments in associates and joint ventures are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of investments in associates and joint ventures exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of investments in associates and joint ventures. When value in use calculations are undertaken, the Group must estimate the expected future cash flows from investments in associates and joint ventures and choose a suitable discount rate in order to calculate the present value of those cash flows.

3.4	Income tax

The Group is subject to income tax in numerous jurisdictions. During the normal course of business, certain transactions and activities for which the ultimate tax determination is uncertain, the Group needs to exercise significant judgement when determining the income tax. If the final settlement results of the tax matters are different from the amounts recorded, these differences will impact the final income tax expense and deferred tax for the period.

3.5	Determination of control over investee

The Group applies its judgement to determine whether the control indicators set out in Note 2.2 indicate that the Group controls structured entities such as funds and asset management products.

The Group issues certain structured entities (e.g. funds and asset management plans), and acts as a manager for such entities according to the contracts. In addition, the Group may be exposed to variability of returns as a result of holding shares of the structured entities. Determining whether the Group controls such structured entities usually focuses on the assessment of the aggregate economic interests of the Group in the entities (including any carried interests and expected management fees) and the decision-making rights on the entity. As at 31 December 2019, the Group has consolidated some funds issued and managed by the Company’s subsidiary, China Life AMP Asset Management Company (“CL AMP”), some debt investment schemes and asset management products issued and managed by the Company’s subsidiary, China Life Asset Management Company Limited (“AMC”) and some trust schemes and debt investment schemes issued and managed by third parties in the consolidated financial statements. Please refer to Note 42(d) for the details.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT

Risk management is carried out by the Company’s Risk Management Committee under policies approved by the Company’s Board of Directors.

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1	Insurance risk

4.1.1	Types of insurance risks

The risk under any one insurance contract is the possibility that an insured event occurs and the uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to the pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments are less favourable than the underlying assumptions used in establishing the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random, and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability of the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the types of insurance risks accepted and within each of these categories to achieve a sufficiently large population to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategies, reinsurance arrangements and claims handling.

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. Reinsurance contracts cover almost all products, which contain risk liabilities. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function, respectively. These reinsurance agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of the credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks

All insurance operations of the Group are located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

The table below presents the Group’s major products of long-term insurance contracts:

	For the year ended 31 December
	2019		2018
Product name	RMB million	%	RMB million	%
Premiums of long-term insurance contracts
Xin Fu Ying Jia Annuity (a)	37,024	7.44%	38,397	7.99%
Xin Xiang Jin Sheng Annuity (Type A) (b)	36,345	7.30%	257	0.05%
Xin Ru Yi Annuity (c)	21,276	4.28%	21,960	4.57%
Kang Ning Whole Life (d)	19,701	3.96%	20,667	4.30%
Hong Ying Participating Endowment (e)	558	0.11%	1,448	0.30%
Others (f)	382,666	76.91%	397,767	82.79%

Total	497,570	100.00%	480,496	100.00%

Insurance benefits of long-term insurance contracts
Xin Fu Ying Jia Annuity (a)	1,799	2.25%	1,847	1.37%
Xin Xiang Jin Sheng Annuity (Type A) (b)	12	0.01%	—	—
Xin Ru Yi Annuity (c)	3,512	4.38%	3,526	2.62%
Kang Ning Whole Life (d)	5,119	6.39%	4,663	3.47%
Hong Ying Participating Endowment (e)	7,906	9.87%	28,741	21.38%
Others (f)	61,776	77.10%	95,621	71.16%

Total	80,124	100.00%	134,398	100.00%

	As at 31 December 2019		As at 31 December 2018
	RMB million	%	RMB million	%
Liabilities of long-term insurance contracts
Xin Fu Ying Jia Annuity (a)	86,876	3.45%	52,440	2.39%
Xin Xiang Jin Sheng Annuity (Type A) (b)	27,554	1.09%	193	0.01%
Xin Ru Yi Annuity (c)	90,379	3.58%	71,571	3.27%
Kang Ning Whole Life (d)	309,519	12.28%	289,230	13.21%
Hong Ying Participating Endowment (e)	35,403	1.40%	42,969	1.96%
Others (f)	1,971,600	78.20%	1,733,391	79.16%

Total	2,521,331	100.00%	2,189,794	100.00%

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(a)

Xin Fu Ying Jia Annuity is an annuity insurance contract with the options for regular premium of 3 years, 5 years or 10 years. Its insured period extends from the effective date of Xin Fu Ying Jia Annuity to the corresponding date when policyholders reach the age of 88. This product is applicable to healthy policyholders between 28-day-old and 70-year-old. From the effective date to the contractual date starting to claim of Xin Fu Ying Jia Annuity, the annuity payment of first policy year is paid at 20% of the first premium of the product, and the following annuity payments are paid at 20% of the basic sum insured by Xin Fu Ying Jia Annuity. From the first corresponding date after the contractual date starting to claim of annuity, to the corresponding date when the policyholders reach the age of 88-year-old, annuity is paid at 3% of the basic sum insured during the insured period if policyholders live to the annual corresponding effective date; annuity is paid at the premium received (without interest) during the insured period if policyholders live to the contractual date starting to claim of annuity; the contract terminates and death benefit is paid at the premium received (without interest) or the cash value of the contract, whichever greater when death incurred before the contractual date starting to claim of annuity; the contract terminates and death benefit is paid at the cash value of the contract when death incurred after contractual date starting to claim of annuity; the contract terminates and accidental death benefit is paid at the premium received (without interest) less any death benefit paid when accidents occurred and due to which death incurred within 180 days. Death benefit and accidental death benefit are paid only once.

(b)

Xin Xiang Jin Sheng Annuity (Type A) is an annuity insurance contract with the options for regular premium of 3 years and 5 years paid annually or monthly. Its insured period is 15 years. This product is applicable to healthy policyholders between 28-day-old and 65-year-old. To the first effective date after the fifth policy years and the first effective date after the sixth policy years, if the policyholders live, the special survival payment shall be paid at 50% of the annual premium according to the basic sum insured if the payment period is 3 years; and the survival payment shall be paid at 100% of the annual premium according to the basic sum insured if the payment period is 5 years. From the first effective date to the seventh policy years after the expiration date, if the policyholders live to the annual corresponding effective date, the annuity payment shall be paid at 24% of annual premium according to the basic sum insured if the payment period is 3 years; and the annuity payment shall be paid at 32% of annual premium according to the basic sum insured if the payment period is 5 years. If the policyholders live to the annual corresponding effective date of the expiration period, the contract terminates and maturity benefit is paid at the basic sum insured. If death incurred over insured period, the contract terminates and death benefit is paid at the premium received (without interest).

(c)

Xin Ru Yi Annuity is an annuity insurance contract with the options for regular premium of 3 years, 5 years or 10 years. Its insured period extends from the effective date of Xin Ru Yi Annuity to the corresponding date when policyholders reach the age of 80. This product is applicable to healthy policyholders between 28-day-old and 70-year-old. From the effective date to the contractual date starting to claim of Xin Ru Yi Annuity, the annuity payment of the first policy year is paid at 10% of the first premium of the product, and the following annuity payments are paid at the basic sum insured by Xin Ru Yi Annuity. From the first corresponding date after the contractual date starting to claim of annuity to the corresponding date when the policyholders reach the age of 80-year-old, the annuity payment of the first policy year is paid at 110% of the basic sum insured during the insured period if policyholders live to the annual corresponding effective date; the following annuity payments increase by 10% of the basic sum on the basis of the previous payment. The maturity insurance premium is paid at the premium paid (without interest). The death benefit is paid at the larger value of the insurance premium (without interest) and the cash value of the contract at the time of the death of the insured.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(d)

Kang Ning Whole Life is a whole life insurance contract with the options for single premium or regular premium of 10 years or 20 years. This product is applicable to healthy policyholders under 70-year-old. The critical illness benefit is paid at 200% of the basic sum insured. If the critical illness benefits are paid within the payment period, the insurance premium of each subsequent period shall be exempted, and the contract shall continue to be valid from the date of the payment of the critical illness benefits. Both death and disability benefits are paid at 300% of the basic sum insured less any critical illness benefits paid.

(e)

Hong Ying Participating Endowment is a participating endowment insurance contract with the options for single premium or regular premium of 3 years, 5 years or 10 years. Its insured period can be 6 years, 10 years or 15 years. This product is applicable to healthy policyholders between 30-day-old and 70-year-old. Maturity benefit of a single premium policy is paid at the basic sum insured, while that of a regular premium policy is paid at the basic sum insured multiplied by the number of years of the premium payments. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured for a single premium policy or the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. When accidents occurred during taking a train, a ship or a flight period, death benefit is paid at the basic sum multiplied by 3 insured for a single premium policy or the basic sum multiplied by 3 and times the number of years of premium payments insured for a regular premium policy. When accidents occurred out of the period of taking a train, a ship or a flight, death benefit is paid at the basic sum multiplied by 2 insured for a single premium policy or the basic sum multiplied by 2 and times the number of years of premium payments insured for a regular premium policy.

(f)	Others consist of various long-term insurance contracts with no significant concentration.

4.1.3	Sensitivity analysis

Sensitivity analysis of long-term insurance contracts

Liabilities for long-term insurance contracts and liabilities unbundled from universal life insurance contracts and unit-linked insurance contracts with insurance risk are calculated based on the assumptions on mortality rates, morbidity rates, lapse rates and discount rates. Changes in insurance contract reserve assumptions reflect the Company’s actual operating results and changes in its expectation of future events. The Company considers the potential impact of future risk factors on its operating results and incorporates such potential impact in the determination of assumptions.

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB28,045 million or RMB29,286 million (as at 31 December 2018: RMB23,322 million or RMB24,177 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB1,336 million or RMB1,253 million (as at 31 December 2018: RMB1,672 million or RMB1,535 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB96,131 million or RMB108,946 million (as at 31 December 2018: RMB83,634 million or RMB95,212 million) higher or lower, respectively.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short-term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than the current assumption, pre-tax profit is expected to be RMB670 million (as at 31 December 2018: RMB551 million) lower or higher, respectively.

The following table indicates the claim development for short-term insurance contracts without taking into account the impacts of ceded business:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2015	2016	2017	2018	2019	Total

Year end	20,497	27,120	33,926	40,601	49,727
1 year later	21,427	27,303	34,845	42,785
2 years later	21,422	26,851	34,328
3 years later	21,422	26,851
4 years later	21,422

Estimated accumulated claims expenses	21,422	26,851	34,328	42,785	49,727	175,113
Accumulated claims expenses paid	(21,422)	(26,851)	(34,328)	(40,864)	(33,244)	(156,709)

Unpaid claims expenses	—	—	—	1,921	16,483	18,404

The following table indicates the claim development for short-term insurance contracts taking into account the impacts of ceded business:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2015	2016	2017	2018	2019	Total

Year end	20,359	26,897	33,700	40,157	49,175
1 year later	21,262	27,107	34,560	42,280
2 years later	21,259	26,655	34,045
3 years later	21,259	26,655
4 years later	21,259

Estimated accumulated claims expenses	21,259	26,655	34,045	42,280	49,175	173,414
Accumulated claims expenses paid	(21,259)	(26,655)	(34,045)	(40,374)	(32,822)	(155,155)

Unpaid claims expenses	—	—	—	1,906	16,353	18,259

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.2	Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing market risk, credit risk, and liquidity risk.

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is disclosed in Note 10.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated, such as change in interest rate and change in market price.

4.2.1	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally composed of term deposits, debt securities and loans which are exposed to interest rate risk. Changes in the level of interest rates could have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The sensitivity analysis for interest rate risk illustrates how changes in interest income and the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the end of the reporting period.

As at 31 December 2019, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB528 million higher or lower (as at 31 December 2018: RMB145 million lower or higher), respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits-restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB9,854 million lower or higher (as at 31 December 2018: RMB13,749 million lower or RMB10,045 million higher), as a result of a decrease or increase in the fair value of available-for-sale securities.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(ii)	Price risk

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased price risk mainly because China’s capital markets are relatively volatile.

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

As at 31 December 2019, if the prices of all the Group’s equity securities had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB5,641 million (as at 31 December 2018: RMB5,073 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB38,559 million (as at 31 December 2018: RMB24,898 million or RMB34,474 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

(iii)	Currency risk

Currency risk is the volatility of fair value or future cash flows of financial instruments resulted from changes in foreign currency exchange rates. The Group’s currency risk exposure mainly arises from cash and cash equivalents, term deposits, debt investments, equity investments, interest-bearing loans and borrowings denominated in currencies other than the functional currency, such as US dollar, HK dollar, GB pound and EUR, etc.

The following table summarises primary financial assets and financial liabilities denominated in currencies other than RMB as at 31 December 2019 and 2018, expressed in RMB equivalent:

As at 31 December 2019	US dollar	HK dollar	GB pound	EUR	Others	Total

Financial assets
Equity securities
– Available-for-sale securities	11,086	95,428	—	—	—	106,514
– Securities at fair value through profit or loss	4,549	660	871	2,166	1,292	9,538
Debt securities
– Held-to-maturity securities	218	—	—	—	—	218
– Loans	1,592	—	—	—	—	1,592
– Available-for-sale securities	7,557	—	—	—	—	7,557
– Securities at fair value through profit or loss	448	—	35	15	9	507
Term deposits	8,026	32	—	—	—	8,058
Cash and cash equivalents	1,842	444	406	20	3	2,715

Total	35,318	96,564	1,312	2,201	1,304	136,699

Financial liabilities
Interest-bearing loans and other borrowings	12,892	—	2,515	4,638	—	20,045

Total	12,892	—	2,515	4,638	—	20,045

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

As at 31 December 2018	US dollar	HK dollar	GB pound	EUR	Others	Total

Financial assets
Equity securities
– Available-for-sale securities	9,994	41,379	—	—	—	51,373
– Securities at fair value through profit or loss	4,511	163	951	2,315	1,076	9,016
Debt securities
– Held-to-maturity securities	150	—	—	—	—	150
– Loans	1,766	—	—	—	—	1,766
– Available-for-sale securities	2,240	—	—	—	—	2,240
– Securities at fair value through profit or loss	627	—	19	7	4	657
Term deposits	7,502	—	—	—	—	7,502
Cash and cash equivalents	1,768	261	287	42	—	2,358

Total	28,558	41,803	1,257	2,364	1,080	75,062

Financial liabilities
Interest-bearing loans and other borrowings	13,108	—	2,385	4,657	—	20,150

Total	13,108	—	2,385	4,657	—	20,150

As at 31 December 2019, if RMB had strengthened or weakened by 10% against US dollar, HK dollar, GB pound, EUR and other foreign currencies, with all other variables held constant, pre-tax profit for the year would have been RMB1,013 million (as at 31 December 2018: RMB353 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar, HK dollar, GB pound, EUR and other foreign currencies denominated financial assets and financial liabilities other than the available-for-sale equity securities included in the table above. Pre-tax available-for-sale reserve in equity would have been RMB10,423 million (as at 31 December 2018: RMB4,909 million) lower or higher, respectively, as a result of foreign exchange losses or gains on translation of the available-for-sale equity securities at fair value. The actual exchange losses in 2019 were RMB67 million (2018: exchange losses of RMB194 million).

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk

Credit risk is the risk that one party of a financial transaction or the issuer of a financial instrument will fail to discharge its obligation and cause another party to incur a financial loss. Because the Group’s investment portfolio is restricted to the types of investments as permitted by the China Banking and Insurance Regulatory Commission (“CBIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds, corporate bonds with higher credit rating and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment to lower the credit risk.

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure at the reporting date without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off-balance sheet items as at 31 December 2019 and 2018.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterparties’ debt securities or term deposits of which the Group could take the ownership if the owner of the collateral defaults. Policy loans and most of premium receivables are collateralised by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts, respectively.

Credit quality

The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2019, 99.8% (as at 31 December 2018: 99.9%) of the corporate bonds held by the Group or the issuers of these corporate bonds had credit ratings of AA/A-2 or above. As at 31 December 2019, 100% (as at 31 December 2018: 99.9%) of the subordinated bonds or debts held by the Group either had credit ratings of AA/A-2 or above, or were issued by national commercial banks. The bonds, debts or their issuers’ credit ratings are assigned by a qualified appraisal institution in the PRC and updated at each reporting date.

As at 31 December 2019, 99.7% (as at 31 December 2018: 99.9%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s most other loans excluding policyholder loans, are guaranteed by third parties or with pledge, or have the fiscal annual budget income as the source of repayment, or have higher credit rating borrowers. As a result, the Group concludes that the credit risk associated with term deposits and accrued investment income thereof, statutory deposits-restricted, other loans, and cash and cash equivalents has not caused a material impact on the Group’s consolidated financial statements as at 31 December 2019 and 2018.

The credit risk associated with securities purchased under agreements to resell, policy loans and most of premium receivables has not caused a material impact on the Group’s consolidated financial statements taking into consideration their sufficient collateral held and maturity terms of no more than one year as at 31 December 2019 and 2018.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

The following tables set forth the contractual and expected undiscounted cash flows for financial assets and liabilities and insurance liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2019	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

Financial assets

Contractual cash inflows
Equity securities	605,996	605,996	—	—	—	—
Debt securities	1,523,748	—	107,632	319,656	250,805	1,701,886
Loans	608,920	—	232,715	174,260	117,001	191,290
Term deposits	535,260	—	119,827	184,707	294,477	8,087
Statutory deposits – restricted	6,333	—	479	2,315	4,594	—
Securities purchased under agreements to resell	4,467	—	4,467	—	—	—
Accrued investment income	41,703	—	40,710	561	432	—
Premiums receivable	17,281	—	17,281	—	—	—
Cash and cash equivalents	53,306	—	53,306	—	—	—

Subtotal	3,397,014	605,996	576,417	681,499	667,309	1,901,263

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	2,552,736	—	179,925	209,603	(35,264)	(5,015,173)
Investment contracts	267,804	—	(24,020)	(29,900)	23,462	(606,662)

Contractual cash outflows
Securities sold under agreements to repurchase	118,088	—	(118,088)	—	—	—
Financial liabilities at fair value through profit or loss	3,859	(3,859)	—	—	—	—
Annuity and other insurance balances payable	51,019	—	(51,019)	—	—	—
Interest-bearing loans and other borrowings	20,045	—	(4,776)	(1,572)	(16,111)	—
Bonds payable	34,990	—	(332)	(2,996)	(37,996)	—
Lease liabilities	3,091	—	(1,331)	(1,491)	(440)	(74)

Subtotal	3,051,632	(3,859)	(19,641)	173,644	(66,349)	(5,621,909)

Net cash inflow/(outflow)	345,382	602,137	556,776	855,143	600,960	(3,720,646)

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2018	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

Financial assets

Contractual cash inflows
Equity securities	422,780	422,780	—	—	—	—
Debt securities	1,391,310	—	80,801	290,449	298,644	1,417,910
Loans	450,251	—	182,978	101,149	88,718	172,050
Term deposits	559,341	—	172,525	145,634	237,508	77,961
Statutory deposits – restricted	6,333	—	782	739	6,005	—
Securities purchased under agreements to resell	9,905	—	9,905	—	—	—
Accrued investment income	48,402	—	47,834	540	28	—
Premiums receivable	15,648	—	15,648	—	—	—
Cash and cash equivalents	50,809	—	50,809	—	—	—

Subtotal	2,954,779	422,780	561,282	538,511	630,903	1,667,921

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	2,216,031	—	197,289	222,170	(13,489)	(4,391,739)
Investment contracts	255,434	—	(13,098)	(10,293)	(11,422)	(629,318)

Contractual cash outflows
Securities sold under agreements to repurchase	192,141	—	(192,141)	—	—	—
Financial liabilities at fair value through profit or loss	2,680	(2,680)	—	—	—	—
Annuity and other insurance balances payable	49,465	—	(49,465)	—	—	—
Interest-bearing loans and other borrowings	20,150	—	(16,977)	(3,798)	—	—

Subtotal	2,735,901	(2,680)	(74,392)	208,079	(24,911)	(5,021,057)

Net cash inflow/(outflow)	218,878	420,100	486,890	746,590	605,992	(3,353,136)

The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflows from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, the lapse rate, the loss ratio of short-term insurance contracts, expense and other assumptions. Actual experience may differ from estimates.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The liquidity analysis above does not include policyholder dividends payable of RMB112,593 million as at 31 December 2019 (as at 31 December 2018: RMB85,071 million). As at 31 December 2019, declared dividends of RMB77,512 million (as at 31 December 2018: RMB74,932 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the undiscounted cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts be surrendered immediately, it would cause a cash outflow of RMB61,178 million and RMB204,037 million, respectively for the year ended 31 December 2019 (2018: RMB58,669 million and RMB194,290 million, respectively), payable within one year.

4.2.4	Capital management

The Group’s objectives for managing capital are to comply with the insurance capital requirements based on the minimum capital and actual capital required by the CBIRC, prevent risk in operation and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders. The Group replenishes capital to improve the solvency ratio by issuing Core Tier 2 Capital Securities and bonds for capital replenishment according to the relevant laws and the approval of the relevant authorities.

The Group is also subject to other local capital requirements, such as statutory deposits-restricted requirement, statutory insurance fund requirement, statutory reserve fund requirement and general reserve requirement discussed in detail in Note 10.4, Note 21 and Note 38, respectively.

The Group manages capital to ensure its continuous and full compliance with the regulations mainly through monitoring its quarterly solvency ratios, as well as the solvency ratio based on annual stress testing.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.4	Capital management (continued)

The table below summarises the core and comprehensive solvency ratio, core capital, actual capital and minimum capital of the Company under Insurance Institution Solvency Regulations (No. 1-No. 17):

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Core capital	952,030	761,353
Actual capital	987,067	761,367
Minimum capital	356,953	303,872
Core solvency ratio	267%	251%
Comprehensive solvency ratio	277%	251%

According to the solvency ratios results mentioned above, and the unquantifiable evaluation results of operational risk, strategic risk, reputational risk and liquidity risk of insurance companies, the CBIRC evaluates the comprehensive solvency of insurance companies and supervises insurance companies by classifying them into four categories:

(i)	Category A: solvency ratios meet the requirements, and the operational risk, strategic risk, reputational risk and liquidity risk are very low;

(ii)	Category B: solvency ratios meet the requirements, and the operational risk, strategic risk, reputational risk and liquidity risk are low;

(iii)	Category C: solvency ratios do not meet the requirements or solvency ratios meet the requirements but one or several risks in operation, strategy, reputation and liquidity are high;

(iv)	Category D: solvency ratios do not meet the requirements or solvency ratios meet the requirements but one or several risks in operation, strategy, reputation and liquidity are severe.

According to the Supervision Information System of the China Risk Oriented Solvency System, the latest Integrated Risk Rating result of the Company was Category A.

4.3	Disclosures about interest in unconsolidated structured entities

The Group’s interest in unconsolidated structured entities are recorded as securities at fair value through profit or loss, available-for-sale securities and loans. These structured entities typically raise funds by issuing securities or other beneficiary certificates. The purpose of these structured entities is primarily to generate management service fees, or provide finance to public and private infrastructure construction. Refer to Note 3.5 for the Group’s consolidation judgements related to structured entities.

These structured entities that the Group has interest in are guaranteed by third parties with higher credit ratings, or by pledging, or by having the fiscal budget income as the source of repayment, or by borrowers with higher credit ratings.

The Group did not guarantee or provide any financing support for the structured entities that the Group had interest in or sponsored.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.3	Disclosures about interest in unconsolidated structured entities (continued)

(i) The unconsolidated structured entities that the Group has interest in

The Group believes that the maximum exposure approximates the carrying amount of interest in these unconsolidated structured entities. The size of unconsolidated structured entities as well as the Group’s carrying amount of the assets recognised in the financial statements relating to its interest in unconsolidated structured entities and the Group’s maximum exposure are shown below:

	Unconsolidated structured entities
As at 31 December 2019	Size RMB Million	Carrying amount of assets RMB Million	Maximum exposure RMB Million	Interest held by the Group
Funds managed by affiliated entities	185,158	6,497	6,497	Investment income and service fee
Funds managed by third parties	Note 1	106,205	106,205	Investment income
Trust schemes managed by affiliated entities	6,400	3,588	3,588	Investment income and service fee
Trust schemes managed by third parties	Note 1	71,707	71,707	Investment income
Debt investment schemes managed by affiliated entities	34,025	14,832	14,832	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	37,112	37,112	Investment income
Others managed by affiliated entities Note 2	452,814	10,827	10,827	Investment income and service fee
Others managed by third parties Note 2	Note 1	98,003	98,003	Investment income

	Unconsolidated structured entities
As at 31 December 2018	Size RMB Million	Carrying amount of assets RMB Million	Maximum exposure RMB Million	Interest held by the Group
Funds managed by affiliated entities	120,797	629	629	Investment income and service fee
Funds managed by third parties	Note 1	104,678	104,678	Investment income
Trust schemes managed by affiliated entities	3,800	2,680	2,680	Investment income and service fee
Trust schemes managed by third parties	Note 1	89,769	89,769	Investment income
Debt investment schemes managed by affiliated entities	59,456	32,029	32,029	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	33,330	33,330	Investment income
Others managed by affiliated entities Note 2	422,006	9,502	9,502	Investment income and service fee
Others managed by third parties Note 2	Note 1	110,035	110,035	Investment income

Note 1:

Funds, trust schemes, debt investment schemes and others managed by third parties were sponsored by third party financial institutions and the information related to size of these structured entities were not publicly available.

Note 2:	Others included wealth management products, special asset management schemes, and asset-backed plans, etc.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.3	Disclosures about interest in unconsolidated structured entities (continued)

(ii)	The unconsolidated structured entities that the Group has sponsored but does not have interest in

As at 31 December 2019, the size of the unconsolidated structured entities that the Group sponsored but had no interest was RMB600,223 million (as at 31 December 2018: RMB400,419 million), which were mainly funds, special asset management schemes, pension security products and pension products, etc., sponsored by the Group to generate management service fee income. In 2019, the management service fee from these structured entities was RMB1,749 million (2018: RMB1,338 million), which was recorded as other income. The Group did not transfer assets to these structured entities.

4.4	Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair values provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive a price quote from independent third-party pricing services. In this instance, the Group’s valuation team may choose to apply an internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

As at 31 December 2019, assets classified as Level 1 accounted for approximately 35.11% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotation. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the funds’ net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at the reporting date as their fair market value and classified the investments as Level 1.

As at 31 December 2019, assets classified as Level 2 accounted for approximately 44.98% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

At 31 December 2019, assets classified as Level 3 accounted for approximately 19.91% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the comparable companies approach, etc. The determination of Level 3 is primarily based on the significance of certain unobservable inputs.

For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2019:

	Fair value measurement using
	Quoted prices in active markets Level 1 RMB Million	Significant observable inputs Level 2 RMB Million	Significant unobservable inputs Level 3 RMB Million	Total RMB million

Assets measured at fair value
Available-for-sale securities
– Equity securities
Funds	102,349	—	—	102,349
Common stocks	214,206	22,117	—	236,323
Preferred stocks	—	—	58,314	58,314
Wealth management products	—	32,640	—	32,640
Others	—	28,319	70,585	98,904
– Debt securities
Government bonds	2,620	21,138	—	23,758
Government agency bonds	24,305	146,884	—	171,189
Corporate bonds	5,360	143,095	—	148,455
Subordinated bonds/debts	1,069	52,853	—	53,922
Others	—	6,817	105,650	112,467
Securities at fair value through profit or loss
– Equity securities
Funds	16,023	78	—	16,101
Common stocks	40,070	211	—	40,281
Others	—	20	—	20
– Debt securities
Government bonds	33	8	—	41
Government agency bonds	362	6,497	—	6,859
Corporate bonds	7,999	69,200	16	77,215
Others	—	1,091	—	1,091
Derivative financial assets	—	—	428	428

Total	414,396	530,968	234,993	1,180,357

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(3,859)	—	—	(3,859)
Investment contracts at fair value through profit or loss	(10)	—	—	(10)

Total	(3,869)	—	—	(3,869)

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets and liabilities for the year ended 31 December 2019:

	Available-for-sale securities		Securities at fair value through profit or loss	Derivative financial assets RMB Million	Total assets RMB Million	Derivative financial liabilities RMB Million	Total liabilities RMB Million
	Debt securities RMB Million	Equity securities RMB Million	Debt securities RMB Million

Opening balance	79,248	100,000	—	—	179,248	(1,877)	(1,877)
Purchases	35,453	46,561	—	—	82,014	—	—
Transferred into Level 3	—	—	16	—	16	—	—
Transferred out of Level 3	—	(15,866)	—	—	(15,866)	—	—
Total gains/(losses) recorded in profit or loss	—	—	—	428	428	404	404
Total gains/(losses) recorded in other comprehensive income	221	3,205	—	—	3,426	—	—
Disposals	(200)	(4,000)	—	—	(4,200)	1,473	1,473
Maturity	(9,072)	(1,001)	—	—	(10,073)	—	—

Closing balance	105,650	128,899	16	428	234,993	—	—

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2018:

	Fair value measurement using
	Quoted prices in active markets Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million

Assets measured at fair value
Available-for-sale securities
– Equity securities
Funds	92,260	44	—	92,304
Common stocks	113,750	15,871	13,848	143,469
Preferred stocks	—	—	32,707	32,707
Wealth management products	—	31,348	—	31,348
Others	34	—	53,445	53,479
– Debt securities
Government bonds	2,587	25,853	—	28,440
Government agency bonds	53,433	126,840	—	180,273
Corporate bonds	10,206	175,514	—	185,720
Subordinated bonds/debts	—	21,314	200	21,514
Others	—	1,595	79,048	80,643
Securities at fair value through profit or loss
– Equity securities
Funds	13,891	76	—	13,967
Common stocks	34,392	849	—	35,241
Wealth management products	—	1,506	—	1,506
– Debt securities
Government bonds	82	36	—	118
Government agency bonds	1,556	5,204	—	6,760
Corporate bonds	7,052	72,722	—	79,774
Others	—	1,351	—	1,351

Total	329,243	480,123	179,248	988,614

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(2,680)	—	—	(2,680)
Investment contracts at fair value through profit or loss	(9)	—	—	(9)
Derivative financial liabilities	—	—	(1,877)	(1,877)

Total	(2,689)	—	(1,877)	(4,566)

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets and liabilities for the year ended 31 December 2018:

	Available-for-sale securities		Securities at fair value through profit or loss	Total assets RMB million	Derivative financial liabilities RMB million	Total liabilities RMB million
	Debt securities RMB million	Equity securities RMB million	Equity securities RMB million

Opening balance	57,333	89,111	655	147,099	—	—
Purchases	19,755	7,891	—	27,646	—	—
Transferred into Level 3	—	180	—	180	—	—
Transferred out of Level 3	—	(467)	(655)	(1,122)	—	—
Total gains/(losses) recorded in profit or loss	—	—	—	—	(1,877)	(1,877)
Total gains/(losses) recorded in other comprehensive income	3,024	3,446	—	6,470	—	—
Disposals	—	(161)	—	(161)	—	—
Maturity	(864)	—	—	(864)	—	—

Closing balance	79,248	100,000	—	179,248	(1,877)	(1,877)

The assets and liabilities whose fair value measurements are classified under Level 3 above do not have material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value on a recurring basis, during the year ended 31 December 2019, RMB13,307 million (2018: RMB11,215 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB9,716 million (2018: RMB16,119 million) debt securities were transferred from Level 2 to Level 1. No material equity securities were transferred from Level 1 to Level 2 (2018: RMB3,491 million were transferred from Level 1 to Level 2), whereas RMB853 million equity securities were transferred from Level 2 to Level 1 (2018: no material transfer).

For the years ended 31 December 2019 and 2018, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 31 December 2019 and 2018, significant unobservable inputs such as discount rate and discounts for lack of marketability were used in the valuation of primarily assets and liabilities at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these significant unobservable inputs.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The table below presents information about the significant unobservable inputs used for primary assets and liabilities at fair value classified as Level 3 as at 31 December 2019 and 31 December 2018:

	Fair value	Valuation techniques	Significant unobservable inputs	Range	Relationships between fair value and unobservable inputs
Equity securities	31 December 2019: 26,265 31 December 2018: 34,388	Comparable companies approach	Discounts for lack of marketability	31 December 2019: 11%-35% 31 December 2018: 5%-25%	The fair value is inversely related to the discounts for lack of marketability
	31 December 2019: 28,346 31 December 2018: 23,976	Net asset value method	N/A	N/A	N/A
	31 December 2019: 72,477 31 December 2018: 37,847	Discounted cash flow method	Discount rate	31 December 2019: 3.80%-6.38% 31 December 2018: 3.80%-7.50%	The fair value is inversely related to discount rate
Debt securities	31 December 2019: 105,666 31 December 2018: 79,248	Discounted cash flow method	Discount rate	31 December 2019: 3.02%-6.22% 31 December 2018: 4.00%-6.60%	The fair value is inversely related to discount rate
Derivative financial instruments	31 December 2019: 428 31 December 2018: (1,877)	Comparable companies approach	Discounts for lack of marketability	31 December 2019: 15% 31 December 2018: 11%	The fair value is inversely related to the discounts for lack of marketability

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., as described in Note 35, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

5.3	Allocation basis of assets and liabilities

Financial assets, securities sold under agreements to repurchase and derivative financial liabilities are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contract liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2019
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	446,562	105,581	14,943	—	—	567,086
– Term life	2,584	—	—	—	—
– Whole life	61,612	—	—	—	—
– Endowment	113,950	—	—	—	—
– Annuity	268,416	—	—	—	—
Net premiums earned	445,719	99,575	14,984	—	—	560,278
Investment income	129,334	7,849	443	2,293	—	139,919
Net realised gains on financial assets	1,646	100	6	79	—	1,831
Net fair value gains through profit or loss	16,947	1,027	58	1,219	—	19,251
Other income	1,110	60	—	8,698	(1,673)	8,195
Including: inter-segment revenue	—	—	—	1,673	(1,673)	—

Segment revenues	594,756	108,611	15,491	12,289	(1,673)	729,474

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(124,194)	(3,649)	(34)	—	—	(127,877)
Accident and health claims and claim adjustment expenses	—	(44,613)	(6,170)	—	—	(50,783)
Increase in insurance contract liabilities	(303,479)	(27,209)	(119)	—	—	(330,807)
Investment contract benefits	(8,810)	(347)	—	—	—	(9,157)
Policyholder dividends resulting from participation in profits	(22,251)	(124)	—	—	—	(22,375)
Underwriting and policy acquisition costs	(57,071)	(16,554)	(5,443)	(2,328)	—	(81,396)
Finance costs	(3,288)	(200)	(12)	(755)	—	(4,255)
Administrative expenses	(25,328)	(9,075)	(2,962)	(2,910)	—	(40,275)
Other expenses	(7,120)	(692)	(169)	(3,294)	1,673	(9,602)
Including: inter-segment expenses	(1,573)	(95)	(5)	—	1,673	—
Statutory insurance fund contribution	(797)	(273)	(93)	—	—	(1,163)

Segment benefits, claims and expenses	(552,338)	(102,736)	(15,002)	(9,287)	1,673	(677,690)

Net gains on investments of associates and joint ventures	—	—	—	8,011	—	8,011
Including: share of profit of associates and joint ventures	—	—	—	9,159	—	9,159

Segment results	42,418	5,875	489	11,013	—	59,795

Income tax						(781)

Net profit						59,014

Attributable to
– Equity holders of the Company						58,287
– Non-controlling interests						727

Other comprehensive income attributable to equity holders of the Company	31,861	1,931	109	946	—	34,847

Depreciation and amortisation	2,671	917	312	479	—	4,379

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

5	SEGMENT INFORMATION (continued)

	As at 31 December 2019
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets	3,111,140	183,142	10,080	76,907	—	3,381,269
Others	8,953	12,109	572	222,983	—	244,617

Segment assets	3,120,093	195,251	10,652	299,890	—	3,625,886

Unallocated
Property, plant and equipment						51,758
Others						49,090

Total						3,726,734

Liabilities
Insurance contracts	2,385,407	158,800	8,529	—	—	2,552,736
Investment contracts	252,362	15,442	—	—	—	267,804
Securities sold under agreements to repurchase	106,377	6,447	365	4,899	—	118,088
Others	80,820	5,687	346	23,904	—	110,757

Segment liabilities	2,824,966	186,376	9,240	28,803	—	3,049,385

Unallocated
Others						268,007

Total						3,317,392

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2018
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	437,540	83,614	14,672	—	—	535,826
– Term life	3,145	—	—	—	—
– Whole life	46,375	—	—	—	—
– Endowment	126,318	—	—	—	—
– Annuity	261,702	—	—	—	—
Net premiums earned	436,863	80,279	14,881	—	—	532,023
Investment income	116,721	6,393	441	1,612	—	125,167
Net realised gains on financial assets	(18,439)	(1,008)	(70)	(74)	—	(19,591)
Net fair value gains through profit or loss	(16,946)	(927)	(65)	(340)	—	(18,278)
Other income	1,088	84	—	8,505	(1,579)	8,098
Including: inter-segment revenue	—	—	—	1,579	(1,579)	—

Segment revenues	519,287	84,821	15,187	9,703	(1,579)	627,419

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(245,786)	(2,922)	(28)	—	—	(248,736)
Accident and health claims and claim adjustment expenses	—	(33,801)	(6,751)	—	—	(40,552)
Increase in insurance contract liabilities	(167,090)	(22,966)	125	—	—	(189,931)
Investment contract benefits	(9,020)	(312)	—	—	—	(9,332)
Policyholder dividends resulting from participation in profits	(19,523)	(123)	—	—	—	(19,646)
Underwriting and policy acquisition costs	(43,108)	(11,806)	(4,808)	(2,983)	—	(62,705)
Finance costs	(3,304)	(181)	(12)	(619)	—	(4,116)
Administrative expenses	(23,728)	(7,881)	(2,982)	(2,895)	—	(37,486)
Other expenses	(5,339)	(487)	(140)	(3,255)	1,579	(7,642)
Including: inter-segment expenses	(1,492)	(82)	(5)	—	1,579	—
Statutory insurance fund contribution	(759)	(242)	(96)	—	—	(1,097)

Segment benefits, claims and expenses	(517,657)	(80,721)	(14,692)	(9,752)	1,579	(621,243)

Net gains on investments of associates and joint ventures	—	—	—	7,745	—	7,745
Including: share of profit of associates and joint ventures	—	—	—	7,745	—	7,745

Segment results	1,630	4,100	495	7,696	—	13,921

Income tax						(1,985)

Net profit						11,936

Attributable to
– Equity holders of the Company						11,395
– Non-controlling interests						541

Other comprehensive income attributable to equity holders of the Company	(2,579)	(141)	(10)	660	—	(2,070)

Depreciation and amortisation	1,589	505	202	342	—	2,638

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

5	SEGMENT INFORMATION (continued)

	As at 31 December 2018
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets	2,743,378	145,889	9,835	43,383	—	2,942,485
Others	9,696	8,975	610	201,661	—	220,942

Segment assets	2,753,074	154,864	10,445	245,044	—	3,163,427

Unallocated
Property, plant and equipment						47,281
Others						43,695

Total						3,254,403

Liabilities
Insurance contracts	2,081,822	125,743	8,466	—	—	2,216,031
Investment contracts	240,152	15,282	—	—	—	255,434
Derivative financial liabilities	1,773	97	7	—	—	1,877
Securities sold under agreements to repurchase	178,499	9,759	674	3,209	—	192,141
Others	46,328	3,607	211	22,830	—	72,976

Segment liabilities	2,548,574	154,488	9,358	26,039	—	2,738,459

Unallocated
Others						192,654

Total						2,931,113

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

6	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2019	37,262	7,658	1,340	16,902	2,191	65,353
Transfers upon completion	7,171	288	—	(8,164)	532	(173)
Additions	415	1,026	195	8,656	3	10,295
Transfers into investment properties	—	—	—	(2,977)	—	(2,977)
Disposals	(77)	(604)	(171)	(39)	(107)	(998)

As at 31 December 2019	44,771	8,368	1,364	14,378	2,619	71,500

Accumulated depreciation
As at 1 January 2019	(10,414)	(5,443)	(813)	—	(1,377)	(18,047)
Charge for the year	(1,397)	(620)	(190)	—	(283)	(2,490)
Other additions	(48)	—	—	—	—	(48)
Disposals	48	579	162	—	79	868

As at 31 December 2019	(11,811)	(5,484)	(841)	—	(1,581)	(19,717)

Impairment
As at 1 January 2019	(24)	—	—	(1)	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2019	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2019	26,824	2,215	527	16,901	814	47,281

As at 31 December 2019	32,936	2,884	523	14,377	1,038	51,758

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

6	PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2018	32,457	6,873	1,403	16,696	1,830	59,259
Transfers upon completion	4,889	123	—	(5,500)	393	(95)
Additions	85	932	282	11,416	54	12,769
Transfers into investment properties	—	—	—	(5,634)	—	(5,634)
Disposals	(169)	(270)	(345)	(76)	(86)	(946)

As at 31 December 2018	37,262	7,658	1,340	16,902	2,191	65,353

Accumulated depreciation
As at 1 January 2018	(9,248)	(5,122)	(955)	—	(1,203)	(16,528)
Charge for the year	(1,196)	(578)	(151)	—	(212)	(2,137)
Disposals	30	257	293	—	38	618

As at 31 December 2018	(10,414)	(5,443)	(813)	—	(1,377)	(18,047)

Impairment
As at 1 January 2018	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	(1)	—	(1)
Disposals	—	—	—	—	—	—

As at 31 December 2018	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2018	23,185	1,751	448	16,696	627	42,707

As at 31 December 2018	26,824	2,215	527	16,901	814	47,281

As at 31 December 2019, the net book value of buildings above which were in process to obtain title certificates was RMB8,852 million (as at 31 December 2018: RMB6,798 million).

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

7	LEASES

(a)	Right-of-use assets

	Buildings	Others	Total
	RMB million
Cost
As at 1 January 2019	2,554	1	2,555
Additions	2,262	1	2,263
Deductions	(130)	—	(130)

As at 31 December 2019	4,686	2	4,688

Accumulated depreciation
As at 1 January 2019	—	—	—
Charge for the year	(1,196)	(1)	(1,197)
Deductions	29	—	29

As at 31 December 2019	(1,167)	(1)	(1,168)

Impairment
As at 1 January 2019	—	—	—
Charge for the year	—	—	—
Deductions	—	—	—

As at 31 December 2019	—	—	—

Net book value
As at 1 January 2019	2,554	1	2,555

As at 31 December 2019	3,519	1	3,520

The Group had no significant profit or loss from subleasing right-of-use assets or sale and leaseback transactions for the year ended 31 December 2019.

The Group’s right-of-use assets include the above assets and land use rights disclosed in Note 14.

(b)	The amounts recognised in profit or loss in relation to leases are as follows:

31 December 2019 RMB million
Interest on lease liabilities	106
Depreciation charge of right-of-use assets	1,197
Expense relating to short-term leases	440
Expense relating to leases of low-value assets (except for short-term lease liabilities)	3

Total	1,746

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

8	INVESTMENT PROPERTIES

Buildings RMB million

Cost
As at 1 January 2019	10,227
Additions	3,022
Deductions	(351)

As at 31 December 2019	12,898

Accumulated depreciation
As at 1 January 2019	(480)
Additions	(325)
Deductions	48

As at 31 December 2019	(757)

Net book value
As at 1 January 2019	9,747

As at 31 December 2019	12,141

Fair value
As at 1 January 2019	12,449

As at 31 December 2019	14,870

Buildings RMB million

Cost
As at 1 January 2018	3,366
Additions	6,875
Deductions	(14)

As at 31 December 2018	10,227

Accumulated depreciation
As at 1 January 2018	(302)
Additions	(186)
Deductions	8

As at 31 December 2018	(480)

Net book value
As at 1 January 2018	3,064

As at 31 December 2018	9,747

Fair value
As at 1 January 2018	4,629

As at 31 December 2018	12,449

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

8	INVESTMENT PROPERTIES (continued)

The Company leases part of its investment properties to its subsidiaries and charges rentals based on the areas occupied by the respective entities. These properties are categorised as property, plant and equipment of the Group in the consolidated statement of financial position.

The Group has no restrictions on the use of its investment properties and no contractual obligations to each investment property purchased, constructed or developed or for repairs, maintenance and enhancements.

As at 31 December 2019, the net book value of investment properties which were in process to obtain title certificates was RMB5,809 million (as at 31 December 2018: RMB3,407 million).

The fair value of investment properties of the Group as at 31 December 2019 amounted to RMB14,870 million (as at 31 December 2018: RMB12,449 million), which was estimated by the Group having regards to valuations performed by independent appraisers. The investment properties were classified as Level 3 in the fair value hierarchy.

The Group uses the market comparison approach as its primary method to estimate the fair value of its investment properties. Under the market comparison approach, the estimated fair value of a property is based on the average sale price of comparable properties recently sold, with consideration of the comprehensive adjustment coefficient, which is composed of a number of adjusting factors, including the time and the conditions of sale, the geographical location, age, decoration, floor area, lot size of the property and other factors.

Under the market comparison approach, an increase (decrease) in the comprehensive adjustment coefficient will result in an increase (decrease) in the fair value of investment properties.

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2019 RMB million	2018 RMB million
As at 31 December 2018/31 December 2017	201,661	161,472
Adjustment (i)	(2,889)	—

As at 1 January	198,772	161,472
Change of the cost	18,590	34,229
Share of profit or loss	9,159	7,745
Declared dividends	(3,227)	(2,903)
Other equity movements	1,189	1,118
Impairment	(1,500)	—

As at 31 December	222,983	201,661

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

				Movement
	Accounting method	Cost	As at 31 December 2018	Adjustment (i)	As at 1 January 2019	Change of the cost	Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2019	Percentage of equity interest	Accumulated amount of impairment

Associates
China Guangfa Bank Co., Ltd. (“CGB”) (ii)	Equity Method	45,176	72,655	(2,841)	69,814	—	5,374	(284)	276	—	75,180	43.686%	—
Sino-Ocean Group Holding Limited (“Sino-Ocean”) (iii)	Equity Method	11,245	12,812	—	12,812	—	545	(369)	(101)	(1,500)	11,387	29.59%	(2,510)
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	Equity Method	6,000	7,963	—	7,963	—	849	—	520	—	9,332	40.00%	—
COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,501	—	1,501	—	49	—	—	—	1,550	35.00%	—
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”)	Equity Method	20,000	21,387	—	21,387	—	1,146	(1,104)	4	—	21,433	43.86%	—
China United Network Communications Limited (“China Unicom”) (iv)	Equity Method	21,829	21,892	(48)	21,844	—	453	(170)	(59)	—	22,068	10.29%	—
Others (v)	Equity Method	29,231	23,524	—	23,524	5,566	725	(460)	400	—	29,755		—

Subtotal		134,820	161,734	(2,889)	158,845	5,566	9,141	(2,387)	1,040	(1,500)	170,705		(2,510)

Joint ventures
Joy City Commercial Property Fund L.P. (“Joy City”)	Equity Method	6,281	5,787	—	5,787	—	224	(162)	—	—	5,849	66.67%	—
Mapleleaf Century Limited (“MCL”)	Equity Method	7,656	5,741	—	5,741	17	(596)	—	(22)	—	5,140	75.00%	—
Others (v)	Equity Method	41,921	28,399	—	28,399	13,007	390	(678)	171	—	41,289		—

Subtotal		55,858	39,927	—	39,927	13,024	18	(840)	149	—	52,278		—

Total		190,678	201,661	(2,889)	198,772	18,590	9,159	(3,227)	1,189	(1,500)	222,983		(2,510)

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

(i)

On 1 January 2019, CGB began to adopt IFRS 9. The cumulative effect of initial adoption of IFRS 9 was adjusted to its equity as at 1 January 2019. Accordingly, the impact was adjusted by the Group based on its percentage of holding. As at 1 January 2019, The Group’s retained earnings were decreased by RMB2,857 million and reserves were increased by RMB16 million. The Group’s equity as at 1 January 2019 was decreased by RMB2,841 million in total.

On 1 January 2019, China Unicom began to adopt IFRS 16. The cumulative effect of initial adoption of IFRS 16 was adjusted to its equity as at 1 January 2019. Accordingly, the impact was adjusted by the Group based on its percentage of holding. The Group’s retained earnings as at 1 January 2019 were decreased by RMB48 million.

(ii)	The 2018 final dividend of RMB0.033 in cash per ordinary share was approved and declared in the Annual General Meeting of CGB on 16 August 2019. The Company received a cash dividend of RMB284 million.

(iii)

The 2018 final dividend of HKD0.073 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 16 May 2019. The Company received a cash dividend equivalent to RMB145 million. The 2019 interim dividend of HKD0.110 in cash per ordinary share was approved and declared by the board of directors of Sino-Ocean on 21 August 2019. The Company received a cash dividend equivalent to RMB224 million.

Sino-Ocean, the Group’s associate is listed in Hong Kong. On 31 December 2019, the stock price of Sino-Ocean was HKD3.13 per share. As at 31 December 2018, the cumulative impairment loss of RMB1.01 billion for the investment in Sino-Ocean had been recognised by the Group. The Group performed an impairment test to this investment on 31 December 2019. An impairment loss of RMB1.50 billion was recognised for this investment valued using the discounted future cash flow method for the year ended 31 December 2019. In the valuation, the Group separated the development property and investment property by considering the different future cash flow features. The discount rates applied in the valuation were 10% and 8% for development property and investment property, respectively.

(iv)

The 2018 final dividend of RMB0.0533 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 8 May 2019. The Company received a cash dividend of RMB170 million. As at 31 December 2019, China Unicom’s share price is RMB5.89 per share.

(v)	The Group invested in real estate, industrial logistics assets and other industries through these enterprises.

(vi)

Except for the non-publicly issued stock of China Unicom having a 36-month period restricted for sale, there is no significant restriction for the Group to dispose of its other associates and joint ventures.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

As at 31 December 2019, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held

Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%

Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

As at 31 December 2018, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held

Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%

Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2019 and for the year ended 31 December 2019:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	China Unicom RMB million	Joy City RMB million	MCL RMB million
Total assets	2,632,798	243,700	91,167	12,671	36,327	564,231	10,281	24,381
Total liabilities	2,423,234	178,088	67,837	9,792	777	240,735	168	13,620
Total equity	209,564	65,612	23,330	2,879	35,550	323,496	10,113	10,761
Total equity attributable to equity holders of the associates and joint ventures	164,573	49,909	23,330	2,872	35,550	143,327	10,113	10,761
Total adjustments (i)	412	(6,209)	—	—	449	17,454	(1,339)	(3,908)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	164,985	43,700	23,330	2,872	35,999	160,781	8,774	6,853
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments	75,180	13,897	9,332	1,550	21,433	22,068	5,849	5,140
Impairment	—	(2,510)	—	—	—	—	—	—
Net carrying value of the investments	75,180	11,387	9,332	1,550	21,433	22,068	5,849	5,140

Total revenues	76,312	56,704	69,498	793	5,008	291,435	306	795
Net profit/(loss)	12,581	4,166	2,123	153	2,635	11,264	287	348
Other comprehensive income	643	152	1,310	1	—	(501)	—	—
Total comprehensive income	13,224	4,318	3,433	154	2,635	10,763	287	348

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2018 and for the year ended 31 December 2018:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	China Unicom RMB million	Joy City RMB million	MCL RMB million

Total assets	2,373,291	249,362	83,561	8,986	36,467	541,762	10,243	22,266
Total liabilities	2,214,781	186,224	63,654	6,246	1,043	224,822	265	11,897
Total equity	158,510	63,138	19,907	2,740	35,424	316,940	9,978	10,369
Total equity attributable to equity holders of the associates and joint ventures	158,510	48,385	19,907	2,732	35,424	140,144	9,978	10,369
Total adjustments (i)	933	(4,938)	—	—	470	17,926	(1,297)	(2,714)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	159,443	43,447	19,907	2,732	35,894	158,070	8,681	7,655
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments	72,655	13,822	7,963	1,501	21,387	21,892	5,787	5,741
Impairment	—	(1,010)	—	—	—	—	—	—
Net carrying value of the investments	72,655	12,812	7,963	1,501	21,387	21,892	5,787	5,741

Total revenues	59,279	48,821	65,564	643	4,746	290,877	457	458
Net profit/(loss)	10,707	4,666	121	98	2,545	9,301	438	609
Other comprehensive income	4,160	(1,518)	(503)	1	—	(245)	—	—
Total comprehensive income	14,867	3,148	(382)	99	2,545	9,056	438	609

(i)	Including adjustments for the difference of accounting policies, fair value and others.

The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2019 and 31 December 2018. The Group had a capital contribution commitment of RMB24,430 million with joint ventures as at 31 December 2019 (as at 31 December 2018: RMB20,768 million). The capital contribution commitment amount has been included in the capital commitments in Note 41.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

10	FINANCIAL ASSETS

10.1	Held-to-maturity securities

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Debt securities
Government bonds	215,928	179,943
Government agency bonds	401,799	266,986
Corporate bonds	198,322	212,709
Subordinated bonds/debts	112,702	147,079

Total	928,751	806,717

Debt securities
Listed in Mainland, PRC	209,123	109,597
Listed in Hong Kong, PRC	157	130
Listed overseas	62	20
Unlisted (i)	719,409	696,970

Total	928,751	806,717

(i)	Unlisted debt securities include those traded on the Chinese interbank market.

As at 31 December 2019, an accumulated impairment loss of RMB17 million (2018: RMB42 million) for the investment of held-to-maturity securities has been recognised by the Group.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

10	FINANCIAL ASSETS (continued)

10.1	Held-to-maturity securities (continued)

Debt securities – fair value hierarchy	As at 31 December 2019			As at 31 December 2018
	Level 1 RMB million	Level 2 RMB million	Total RMB million	Level 1 RMB million	Level 2 RMB million	Total RMB million
Government bonds	15,749	212,449	228,198	15,387	175,622	191,009
Government agency bonds	57,955	357,058	415,013	72,455	204,029	276,484
Corporate bonds	7,914	198,879	206,793	10,965	209,302	220,267
Subordinated bonds/debts	–	118,571	118,571	–	155,783	155,783

Total	81,618	886,957	968,575	98,807	744,736	843,543

Debt securities – Contractual maturity schedule	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Maturing:
Within one year	24,454	16,907
After one year but within five years	128,266	137,840
After five years but within ten years	241,372	279,086
After ten years	534,659	372,884

Total	928,751	806,717

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

10	FINANCIAL ASSETS (continued)

10.2	Loans

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Policy loans (i)	174,872	142,165
Other loans	436,766	308,086

Total	611,638	450,251

Impairment	(2,718)	–

Net value	608,920	450,251

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Maturing:
Within one year	213,937	167,498
After one year but within five years	229,415	138,939
After five years but within ten years	129,596	99,501
After ten years	38,690	44,313

Total	611,638	450,251

Impairment	(2,718)	–

Net value	608,920	450,251

(i)	As at 31 December 2019, maturities of policy loans were within 6 months (as at 31 December 2018: same).

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

10	FINANCIAL ASSETS (continued)

10.3	Term deposits

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Maturing:
Within one year	107,039	158,920
After one year but within five years	420,191	323,021
After five years but within ten years	8,030	77,400

Total	535,260	559,341

As at 31 December 2019, the Group’s term deposits of RMB3,491 million (as at 31 December 2018: RMB16,691 million) were deposited in banks to back overseas borrowings and are restricted to use.

In September 2016, CL Hotel Investor, L.P. and Glorious Fortune Forever Limited, subsidiaries of the Company, entered into a loan agreement with the New York and Seoul branches of Agricultural Bank of China, respectively. In December 2016, Sunny Bamboo Limited and Golden Bamboo Limited, subsidiaries of the Company, entered into a loan agreement with the Hong Kong branch of Agricultural Bank of China. The Company arranged deposits with Beijing Xicheng branch of Agricultural Bank of China to back these loans. As at 31 December 2019, the amounts of such term deposits were RMB361 million, RMB380 million and RMB750 million, respectively (as at 31 December 2018: RMB6,861 million, RMB7,080 million and RMB750 million).

On 6 December 2017, New Fortune Wisdom Limited and New Capital Wisdom Limited, subsidiaries of Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership) (“Guo Yang Guo Sheng”), a subsidiary of the Company, entered into a loan agreement with a subsidiary of Agricultural Bank of China. Guo Yang Guo Sheng arranged deposits with Beijing Xicheng branch of the Agricultural Bank of China to back these loans. As at 31 December 2019, the amounts of such term deposits and current deposits were RMB2,000 million (as at 31 December 2018: same) and RMB1,069 million (as at 31 December 2018: RMB1,274 million), respectively.

10.4	Statutory deposits – restricted

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Contractual maturity schedule:
Within one year	180	500
After one year but within five years	6,153	5,833

Total	6,333	6,333

Insurance companies in China are required to deposit an amount that equals 20% of their registered capital with banks in compliance with regulations of the CBIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

10	FINANCIAL ASSETS (continued)

10.5	Available-for-sale securities

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Available-for-sale securities, at fair value
Debt securities
Government bonds	23,758	28,440
Government agency bonds	171,189	180,273
Corporate bonds	148,455	185,720
Subordinated bonds/debts	53,922	21,514
Others (i)	112,467	80,643

Subtotal	509,791	496,590

Equity securities
Funds	102,349	92,304
Common stocks	236,323	143,469
Preferred stocks	58,314	32,707
Wealth management products	32,640	31,348
Others (i)	98,904	53,479

Subtotal	528,530	353,307

Available-for-sale securities, at cost
Equity securities
Others (i)	20,636	20,636

Total	1,058,957	870,533

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds, trust schemes and perpetual bonds.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

10	FINANCIAL ASSETS (continued)

10.5	Available-for-sale securities (continued)

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Debt securities
Listed in Mainland, PRC	46,505	53,933
Unlisted	463,286	442,657

Subtotal	509,791	496,590

Equity securities
Listed in Mainland, PRC	152,293	102,190
Listed in Hong Kong, PRC	95,428	55,066
Listed overseas	1,458	162
Unlisted	299,987	216,525

Subtotal	549,166	373,943

Total	1,058,957	870,533

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation, wealth management products and private equity funds.

Debt securities – Contractual maturity schedule	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Maturing:
Within one year	26,075	11,511
After one year but within five years	155,110	170,606
After five years but within ten years	226,421	214,826
After ten years	102,185	99,647

Total	509,791	496,590

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

10	FINANCIAL ASSETS (continued)

10.6	Securities at fair value through profit or loss

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Debt securities
Government bonds	41	118
Government agency bonds	6,859	6,760
Corporate bonds	77,215	79,774
Others	1,091	1,351

Subtotal	85,206	88,003

Equity securities
Funds	16,101	13,967
Common stocks	40,281	35,241
Wealth management products	–	1,506
Others	20	–

Subtotal	56,402	50,714

Total	141,608	138,717

Debt securities
Listed in Mainland, PRC	35,804	39,145
Listed in Hong Kong, PRC	102	108
Listed overseas	167	202
Unlisted	49,133	48,548

Subtotal	85,206	88,003

Equity securities
Listed in Mainland, PRC	39,770	31,962
Listed in Hong Kong, PRC	611	97
Listed overseas	6,418	6,552
Unlisted	9,603	12,103

Subtotal	56,402	50,714

Total	141,608	138,717

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

10	FINANCIAL ASSETS (continued)

10.7	Derivative financial instruments

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Derivative financial assets
Forward contract	428	–

Derivative financial Liabilities
Forward contract	–	1,877

Note:

The derivative financial instruments of the Company above are all forward contracts to purchase equity securities. The fair value is based on active quoted price of the equity security with consideration of discounts for lack of marketability, which is classified as Level 3.

10.8	Securities purchased under agreements to resell

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Maturing:
Within 30 days	4,467	9,905

Total	4,467	9,905

10.9	Accrued investment income

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Bank deposits	12,310	19,805
Debt securities	25,048	23,486
Others	4,345	5,111

Total	41,703	48,402

Current	40,710	47,834
Non-current	993	568

Total	41,703	48,402

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

11	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Held-to-maturity securities (ii)	928,751	806,717	968,575	843,543
Loans (iii)	608,920	450,251	623,840	458,669
Term deposits	535,260	559,341	535,260	559,341
Statutory deposits-restricted	6,333	6,333	6,333	6,333
Available-for-sale securities, at fair value	1,038,321	849,897	1,038,321	849,897
Securities at fair value through profit or loss	141,608	138,717	141,608	138,717
Derivative financial assets	428	—	428	—
Securities purchased under agreements to resell	4,467	9,905	4,467	9,905
Cash and cash equivalents	53,306	50,809	53,306	50,809
Investment contracts (iii)	(267,804)	(255,434)	(260,592)	(245,803)
Financial liabilities at fair value through profit or loss	(3,859)	(2,680)	(3,859)	(2,680)
Derivative financial liabilities	—	(1,877)	—	(1,877)
Securities sold under agreements to repurchase	(118,088)	(192,141)	(118,088)	(192,141)
Bonds payable	(34,990)	—	(35,551)	—
Interest-bearing loans and borrowings	(20,045)	(20,150)	(20,045)	(20,150)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.

(ii)	The fair value of held-to-maturity securities is determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.4.

(iii)	Investment contracts at fair value through profit or loss have quoted prices in active markets, and therefore, their fair value was classified as Level 1.

The fair value of policy loans approximated its carrying value. The fair values of other loans and investment contracts at amortised cost were determined using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for the risk-free rate available on the valuation date, credit risk and risk margin associated with the future cash flows. The fair values of other loans and investment contracts at amortised cost were classified as Level 3.

12	PREMIUMS RECEIVABLE

As at 31 December 2019, the carrying value of premiums receivable within one year was RMB17,205 million (as at 31 December 2018: RMB15,607 million).

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

13	REINSURANCE ASSETS

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Long-term insurance contracts ceded (Note 15)	3,839	3,123
Due from reinsurance companies	808	731
Ceded unearned premiums (Note 15)	369	370
Claims recoverable from reinsurers (Note 15)	145	140

Total	5,161	4,364

Current	1,318	1,241
Non-current	3,843	3,123

Total	5,161	4,364

14	OTHER ASSETS

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Land use rights (i)	7,830	7,906
Disbursements	5,946	4,162
Tax prepaid	5,615	—
Automated policy loans	3,377	3,269
Investments receivable and prepaid	2,665	8,885
Prepayments to constructors	847	504
Due from related parties	757	725
Others	6,992	7,986

Total	34,029	33,437

Current	24,175	23,533
Non-current	9,854	9,904

Total	34,029	33,437

(i)	The Group’s right-of-use assets include the above land use rights and right-of-use assets disclosed in Note 7.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

15	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)

For the insurance contracts of which future insurance benefits are affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, the current investment portfolio and trend of the relevant yield curves. The assumed discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions

As at 31 December 2019	4.85%
As at 31 December 2018	4.85%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin for the past two years are as follows:

Discount rate assumptions

As at 31 December 2019	3.52%~4.83%
As at 31 December 2018	3.47%~4.86%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

(ii)

The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary with the age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. Firstly, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Secondly, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

15	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(iii)

Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group determines expense assumptions based on information obtained at the end of each reporting period and risk margin. Components of expense assumptions include the cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium

As at 31 December 2019	45.00	0.85%~0.90%	25.00	0.90%
As at 31 December 2018	45.00	0.85%~0.90%	25.00	0.90%

(iv)

The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)

The Group applied a consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flows. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines the risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopted a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

15	INSURANCE CONTRACTS (continued)

(b)	Net liabilities of insurance contracts

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Gross
Long-term insurance contracts	2,521,331	2,189,794
Short-term insurance contracts
– Claims and claim adjustment expenses	18,404	14,805
– Unearned premiums	13,001	11,432

Total, gross	2,552,736	2,216,031

Recoverable from reinsurers
Long-term insurance contracts (Note 13)	(3,839)	(3,123)
Short-term insurance contracts
– Claims and claim adjustment expenses (Note 13)	(145)	(140)
– Unearned premiums (Note 13)	(369)	(370)

Total, ceded	(4,353)	(3,633)

Net
Long-term insurance contracts	2,517,492	2,186,671
Short-term insurance contracts
– Claims and claim adjustment expenses	18,259	14,665
– Unearned premiums	12,632	11,062

Total, net	2,548,383	2,212,398

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

15	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expense reserve:

	2019 RMB million	2018 RMB million

Notified claims	2,536	2,672
Incurred but not reported	12,269	11,106

Total as at 1 January – Gross	14,805	13,778

Cash paid for claims settled
– Cash paid for current year claims	(33,244)	(27,165)
– Cash paid for prior year claims	(14,551)	(12,876)
Claims incurred
– Claims arising in current year	49,727	40,601
– Claims arising in prior years	1,667	467

Total as at 31 December – Gross	18,404	14,805

Notified claims	2,781	2,536
Incurred but not reported	15,623	12,269

Total as at 31 December – Gross	18,404	14,805

The table below presents movements in unearned premium reserves:

	2019 RMB million			2018 RMB million
	Gross	Ceded	Net	Gross	Ceded	Net

As at 1 January	11,432	(370)	11,062	12,289	(527)	11,762
Increase	13,001	(369)	12,632	11,432	(370)	11,062
Release	(11,432)	370	(11,062)	(12,289)	527	(11,762)

As at 31 December	13,001	(369)	12,632	11,432	(370)	11,062

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

15	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	2019 RMB million	2018 RMB million

As at 1 January	2,189,794	1,999,066
Premiums	497,570	480,496
Release of liabilities (i)	(282,189)	(385,761)
Accretion of interest	114,234	99,618
Change in assumptions
– Change in discount rates	(4,906)	(6,020)
– Change in other assumptions (ii)	7,308	2,946
Other movements	(480)	(551)

As at 31 December	2,521,331	2,189,794

(i)	The release of liabilities mainly consists of release due to death or other benefits and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

(ii)

For the year ended 31 December 2019, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB4,737 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB2,571 million.

For the year ended 31 December 2018, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB3,877 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates decreased insurance contract liabilities by RMB931 million.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

16	INVESTMENT CONTRACTS

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Investment contracts with DPF at amortised cost	61,657	59,129
Investment contracts without DPF
– At amortised cost	206,137	196,296
– At fair value through profit or loss	10	9

Total	267,804	255,434

The table below presents movements of investment contracts with DPF:

	2019 RMB million	2018 RMB million

As at 1 January	59,129	57,153
Deposits received	4,238	4,096
Deposits withdrawn, payments on death and other benefits	(2,959)	(3,318)
Policy fees deducted from account balances	(38)	(38)
Interest credited	1,287	1,236

As at 31 December	61,657	59,129

17	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity date	Interest rate		As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Guaranteed loans	11 January 2019	1.50%		—	993
Guaranteed loans	17 June 2019	3.54%		—	2,385
Guaranteed loans	27 September 2019	2.30%		—	6,657
Guaranteed loans	30 September 2019	2.40%		—	6,451
Guaranteed loans	11 January 2020	1.50%		989	—
Credit loans	6 November 2020	LIBOR + 2.70	%(i)	126	—
Guaranteed loans	6 December 2020	EURIBOR + 3.80	%(ii)	3,126	3,139
Credit loans	18 January 2021	2.50%		523	525
Credit loans	25 June 2024	3.08%		2,515	—
Credit loans	16 September 2024	3.30%		5,999	—
Credit loans	27 September 2024	USD LIBOR + 1.00%		6,767	—

Total				20,045	20,150

(i)	2.70% when LIBOR is negative.
(ii)	3.80% when EURIBOR is negative.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

18	BONDS PAYABLE

As at 31 December 2019, all bonds payable were the bonds for capital replenishment (the “Bond”) with a total carrying value of RMB34,990 million (as at 31 December 2018: nil), and the fair value of RMB35,551 million (as at 31 December 2018: nil). The fair value of the Bond was classified as level 2 in the fair value hierarchy. The following table presents the par value of the bonds payable:

Issue date	Maturity date	Interest rate p.a.	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

22 March 2019	22 March 2029	4.28%	35,000	—

Total			35,000	—

The fair value of bonds payable is based on the valuation results of China Central Depository & Clearing Co., Ltd.

On 20 March 2019, the Company issued a bond in the national inter-bank bond market at a principal amount of RMB35 billion, and completed the issuance on 22 March 2019. The bond has a 10-year maturity and a fixed coupon rate of 4.28% per annum. The Company has a conditional right to redeem the bonds at the end of the fifth year. If the Company does not redeem the bonds at the end of the fifth year, the coupon rate per annum for the remaining 5 years will be raised to 5.28%.

Bonds payable are measured at amortised cost as described in Note 2.15.

19	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Interbank market	63,631	125,788
Stock exchange market	54,457	66,353

Total	118,088	192,141

Maturing:
Within 30 days	117,928	192,141
After 90 days	160	—

Total	118,088	192,141

As at 31 December 2019, bonds with a carrying value of RMB92,011 million (as at 31 December 2018: RMB139,784 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.

For debt repurchase transactions through the stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2019, the carrying value of securities deposited in the collateral pool was RMB256,700 million (as at 31 December 2018: RMB174,323 million). The collateral is restricted from trading during the period of the repurchase transaction.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

20	OTHER LIABILITIES

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Payable to the third-party holders of consolidated structured entities	21,400	9,407
Interest payable to policyholders	14,113	11,739
Salary and welfare payable	11,475	11,199
Brokerage and commission payable	7,418	5,268
Payable to constructors	3,329	3,479
Agent deposits	1,998	1,793
Interest payable of debt instruments	1,327	252
Stock appreciation rights (Note 32)	748	490
Tax payable	674	666
Others	18,632	14,133

Total	81,114	58,426

Current	81,114	58,426
Non-current	—	—

Total	81,114	58,426

21	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund contribution from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

22	INVESTMENT INCOME

	For the year ended 31 December
	2019 RMB million	2018 RMB million

Debt securities
– held-to-maturity securities	38,229	34,657
– available-for-sale securities	21,373	22,991
– at fair value through profit or loss	3,546	3,869
Equity securities
– available-for-sale securities	21,823	16,492
– at fair value through profit or loss	981	1,284
Bank deposits	26,695	22,699
Loans	27,111	22,894
Securities purchased under agreements to resell	161	281

Total	139,919	125,167

For the year ended 31 December 2019, the interest income included in investment income was RMB117,115 million (2018: RMB107,391 million). All interest income was accrued using the effective interest method.

23	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2019 RMB million	2018 RMB million

Debt securities
Realised gains (i)	3,714	399
Impairment (ii)	(3,749)	(42)

Subtotal	(35)	357

Equity securities
Realised gains (i)	4,504	(11,785)
Impairment (ii)	(2,638)	(8,163)

Subtotal	1,866	(19,948)

Total	1,831	(19,591)

(i)	Realised gains were generated mainly from available-for-sale securities.
(ii)

During the year ended 31 December 2019, the Group recognised an impairment charge of RMB888 million (2018: RMB4,542 million) of available-for-sale funds, an impairment charge of RMB1,750 million (2018: RMB3,621 million) of available-for-sale equity securities, an impairment charge of RMB1,027 million (2018: nil) of available-for-sale debt securities, an impairment charge of RMB2,718 million (2018: nil) of loans and an impairment charge of RMB4 million (2018: RMB42 million) of held-to maturity securities, for which the Group determined that objective evidence of impairment existed.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

24	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2019 RMB million	2018 RMB million

Debt securities	778	2,006
Equity securities	18,279	(18,938)
Stock appreciation rights	(258)	343
Financial liabilities at fair value through profit or loss	(380)	188
Derivative financial instruments	832	(1,877)

Total	19,251	(18,278)

25	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million

For the year ended 31 December 2019
Life insurance death and other benefits	130,975	(3,098)	127,877
Accident and health claims and claim adjustment expenses	51,394	(611)	50,783
Increase in insurance contract liabilities	331,523	(716)	330,807

Total	513,892	(4,425)	509,467

For the year ended 31 December 2018
Life insurance death and other benefits	250,627	(1,891)	248,736
Accident and health claims and claim adjustment expenses	41,056	(504)	40,552
Increase in insurance contract liabilities	190,703	(772)	189,931

Total	482,386	(3,167)	479,219

26	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

27	FINANCE COSTS

	For the year ended 31 December
	2019 RMB million	2018 RMB million

Interest expenses for securities sold under agreements to repurchase	2,392	3,565
Interest expenses for interest-bearing loans and borrowings	589	551
Interest expenses for bonds payable	1,168	—
Interest on lease liabilities	106	—

Total	4,255	4,116

28	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2019 RMB million	2018 RMB million

Employee salaries and welfare costs	20,125	19,268
Housing benefits	1,189	1,061
Contribution to the defined contribution pension plan	2,905	2,531
Depreciation and amortisation	4,379	2,638
Foreign exchange losses/(gains)	67	194
Remuneration in respect of audit services provided by auditors	60	59

29	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2019 RMB million	2018 RMB million

Current taxation – Enterprise income tax	614	6,397
Deferred taxation	167	(4,412)

Total tax charges	781	1,985

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

29	TAXATION (continued)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2018: same) is as follows:

	For the year ended 31 December
	2019 RMB million	2018 RMB million

Profit before income tax	59,795	13,921
Tax computed at the statutory tax rate	14,949	3,480
Adjustment on current income tax of previous period (i)	(5,228)	(324)
Non-taxable income (ii)	(9,589)	(6,771)
Expenses not deductible for tax purposes (ii)	313	5,319
Unused tax losses	239	25
Tax losses utilised from previous periods	—	(86)
Others	97	342

Income tax at the effective tax rate	781	1,985

(i)

According to Cai Shui [2019] No. 72, Notice on Pre-tax Deduction Policy of Commissions and Handling Charges for Insurance Companies, the commissions and handling charges incurred by insurance companies related to its operating activities, which do not exceed 18% of the total premium income of the year after deducting surrender premium, etc., are allowed to be deducted in calculating the taxable income, and the excessive part is allowed to be brought forward to the subsequent years. This notice issued above was effective from 1 January 2019 and applicable to the final settlement and payment of enterprise income tax filing for the year ended 31 December 2018. Accordingly, the Company’s current income tax was deducted by RMB5,154 million regarding to the final settlement and payment.

(ii)

Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 31 December 2019 and 31 December 2018, the amounts of deferred tax assets and liabilities are as follows:

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Deferred tax assets	13,352	10,160
Deferred tax liabilities	(23,554)	(8,903)
Net deferred tax assets	128	1,257
Net deferred tax liabilities	(10,330)	—

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

29	TAXATION (continued)

(c)	As at 31 December 2019 and 31 December 2018, the amounts of deferred tax assets and liabilities are as follows: (continued)

As at 31 December 2019 and 31 December 2018, deferred income tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in net deferred income tax assets and liabilities during the period are as follows:

Net deferred tax assets/(liabilities)

	Insurance RMB million (i)	Investments RMB million (ii)	Others RMB million (iii)	Total RMB million

As at 1 January 2018	(6,737)	(494)	2,360	(4,871)
(Charged)/credited to net profit	1,421	2,713	278	4,412
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	1,673	—	1,673
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	8	—	—	8
– Others	—	35	—	35

As at 31 December 2018	(5,308)	3,927	2,638	1,257

As at 1 January 2019	(5,308)	3,927	2,638	1,257
(Charged)/credited to net profit	1,985	(2,428)	276	(167)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(16,260)	—	(16,260)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	4,880	—	—	4,880
– Others	—	88	—	88

As at 31 December 2019	1,557	(14,673)	2,914	(10,202)

(i)

The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB1,321 million as at 31 December 2019 (as at 31 December 2018: RMB365 million). Unrecognised deductible temporary differences of the Group amounted to RMB1 million as at 31 December 2019 (as at 31 December 2018: RMB378 million).

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

29	TAXATION (continued)

(d)	The analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	7,508	3,947
– deferred tax assets to be recovered within 12 months	5,844	6,213

Subtotal	13,352	10,160

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(19,906)	(7,490)
– deferred tax liabilities to be settled within 12 months	(3,648)	(1,413)

Subtotal	(23,554)	(8,903)

Net deferred tax liabilities	(10,202)	1,257

30	NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Net profit attributable to equity holders of the Company is recognised in the financial statements of the Company to the extent of RMB53,205 million (2018: RMB6,987 million).

31	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2019 are calculated based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (2018: same).

32	STOCK APPRECIATION RIGHTS

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HKD5.33 and HKD6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from the date of award and will not be exercisable before the fourth anniversary of the date of award unless specific market or other conditions have been met. On 26 February 2010, the Board of Directors of the Company extended the exercise period of all stock appreciation rights, which is also subject to government policy.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

32	STOCK APPRECIATION RIGHTS (continued)

As at 31 December 2019, there were 55.01 million units outstanding and exercisable (as at 31 December 2018: same). As at 31 December 2019, the amount of intrinsic value for the vested stock appreciation rights was RMB735 million (as at 31

December 2018: RMB477 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 30% to 36%, an expected dividend yield of no higher than 3% and a risk-free interest rate ranging from 1.42% to 1.82%.

The Company recognised a loss of RMB258 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2019 (2018: fair value gain of RMB343 million). RMB735 million and RMB13 million were included in salary and staff welfare payable included under other liabilities for the units not exercised and exercised but not paid as at 31 December 2019 (as at 31 December 2018: RMB477 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2019 (as at 31 December 2018: nil).

33	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 30 May 2019, a final dividend of RMB0.16 (inclusive of tax) per ordinary share totalling RMB4,522 million in respect of the year ended 31 December 2018 was declared and paid in 2019. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2019.

A distribution of RMB394 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management in 2019 according to the authorisation by the Board of Directors, which was delegated by the General Meeting.

Pursuant to a resolution passed at the meeting of the Board of Directors on 25 March 2020, a final dividend of RMB0.73 (inclusive of tax) per ordinary share totalling approximately RMB20,633 million for the year ended 31 December 2019 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2019.

34	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9

According to IFRS 4 Amendments, the Company made the assessment based on the Group’s financial position of 31 December 2015, concluding that the carrying amount of the Group’s liabilities arising from contracts within the scope of IFRS 4, which includes any deposit components or embedded derivatives unbundled from insurance contracts, was significant compared to the total carrying amount of all its liabilities. And the percentage of the total carrying amount of its liabilities connected with insurance relative to the total carrying amount of all its liabilities is greater than 90 percent. There had been no significant change in the activities of the Group since then that requires reassessment. Therefore, the Group’s activities are predominantly connected with insurance, meeting the criteria to apply temporary exemption from IFRS 9.

Sino-Ocean, China Unicom and certain associates of the Group, have adopted IFRS 9. CGB, an associate of the Group, has adopted IFRS 9 since 1 January 2019. According to IFRS 4 Amendments, the Group elected not to apply uniform accounting policies when using the equity method for these associates. The effects of adopting new accounting standards by CGB upon the Group’s consolidated statement of financial position are disclosed in Note 9.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

34	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (continued)

(a)

The tables below present the fair value of the following groups of financial assets(i) under IFRS 9 as at 31 December 2019 and 31 December 2018 and fair value changes for the years ended 31 December 2019 and 31 December 2018:

	Fair value as at 31 December
	2019 RMB million	2018 RMB million
Held for trading financial assets	141,608	138,717
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
– Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (“SPPI”)	1,615,856	1,502,203
– Financial assets with contractual terms that do not give rise on SPPI	860,644	528,377

Total	2,618,108	2,169,297

	Fair value changes for the year ended 31 December
	2019 RMB million	2018 RMB million
Held for trading financial assets	19,057	(16,932)
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
– Financial assets with contractual terms that give rise on SPPI	6,029	95,480
– Financial assets with contractual terms that do not give rise on SPPI	77,741	(40,447)

Total	102,827	38,101

(i)	Only including securities at fair value through profit or loss, loans (excluding policy loans), available-for-sale securities and held-to-maturity securities.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

34	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (continued)

(b)	The table below presents the credit risk exposure(ii) for aforementioned financial assets with contractual terms that give rise on SPPI:

	Carrying amount (iii)
	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Domestic
Rating not required(iv)	657,905	653,328
AAA	893,336	787,908
AA+	7,671	13,026
AA	1,163	1,152
AA-	3,000	70

Subtotal	1,563,075	1,455,484

Overseas
AAA	30	—
A+	4,014	—
A	3,541	1,755
A-	35	493
BBB+	135	118
BBB-	14	14
Not rated	25	24
Subtotal	7,794	2,404

Total	1,570,869	1,457,888

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

34	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (continued)

(c)	The table below presents financial assets without low credit risk for aforementioned financial assets with contractual terms that give rise on SPPI:

	As at 31 December 2019
	Carrying amount (iii) RMB million	Fair value RMB million
Domestic	11,834	8,237
Overseas	25	9

Total	11,859	8,246

	As at 31 December 2018
	Carrying amount (iii) RMB million	Fair value RMB million
Domestic	14,248	14,539
Overseas	24	12

Total	14,272	14,551

(ii)

Credit risk ratings for domestic assets are provided by domestic qualified external rating agencies and credit risk ratings for overseas assets are provided by overseas qualified external rating agencies.

(iii)	For financial assets measured at amortised cost, carrying amount before adjusting impairment allowance is disclosed here.

(iv)	Mainly including government bonds and policy financial bonds.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

35	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the Company	Nature of ownership	Legal representative

CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China; and other businesses approved by insurance regulatory agencies.	Immediate and ultimate holding company	State-owned	Wang Bin

(b)	Subsidiaries

Refer to Note 42(d) for the basic and related information of subsidiaries.

(c)	Associates and joint ventures

Refer to Note 9 for the basic and related information of associates and joint ventures.

(d)	Other related parties

Significant related parties	Relationship with the Company

China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2018	Increase	Decrease		As at 31 December 2019

	million	million	million		million
CLIC	RMB4,600	—	—		RMB4,600
AMC	RMB4,000	—	—		RMB4,000
China Life Pension Company Limited (“Pension Company”)	RMB3,400	—	—		RMB3,400
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	RMB1,991	—	—		RMB1,991
CL AMP	RMB1,288	—	—		RMB1,288

CL Wealth	RMB200	—	—		RMB200
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”)	RMB6,800	—	—		RMB6,800
China Life (Beijing) Health Management Co., Limited (“CL Health”)(i)	RMB1,730	—	RMB	(200)	RMB1,530
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited (“Franklin Shenzhen Company”)	USD2	—	—		USD2
Xi’an Shengyi Jingsheng Real Estate Co., Ltd. (“Shengyi Jingsheng”)	RMB1,131	—	—		RMB1,131
Dalian Hope Building Company Ltd. (“Hope Building”)	RMB484	—	—		RMB484

(i)

The Group reduced its capital contribution to CL Health by RMB200 million for the year ended 31 December 2019. As at 4 September 2019, CL Health completed the business registration modification procedure for the registered capital with the amount reduced from RMB1,730 million to RMB1,530 million.

(ii)

The table above does not include the partnerships and the subsidiaries which were not set up or invested in Mainland China that having control relationship with the Group. These partnerships and subsidiaries do not have related information about registered capital.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year

Shareholder

	As at 31 December 2018				As at 31 December 2019
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding

CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

Subsidiaries

	As at 31 December 2018					As at 31 December 2019
	Amount million	Percentage of holding	Increase million	Decrease million		Amount million	Percentage of holding

AMC	RMB1,680	60.00%	—	—		RMB1,680	60.00%
		directly					directly
Pension Company	RMB2,746	74.27% directly and indirectly	—	—		RMB2,746	74.27% directly and indirectly
China Life Franklin Asset Management Company Limited (“AMC HK”)	HKD130	50.00% indirectly	—	—		HKD130	50.00% indirectly
Suzhou Pension Company	RMB1,586	100.00% directly	RMB200	—		RMB1,786	100.00% directly
CL AMP	RMB1,095	85.03% indirectly	—	—		RMB1,095	85.03% indirectly
CL Wealth	RMB200	100.00% indirectly	—	—		RMB200	100.00% indirectly
Golden Phoenix Tree Limited	—	100.00% directly	—	—		—	100.00% directly
King Phoenix Tree Limited	—	100.00% indirectly	—	—		—	100.00% indirectly
Rui Chong Company	RMB6,800	100.00% directly	—	—		RMB6,800	100.00% directly
New Aldgate Limited	RMB1,167	100.00% directly	—	—		RMB1,167	100.00% directly
Glorious Fortune Forever Limited	—	100.00% directly	—	—		—	100.00% directly
CL Hotel Investor, L.P.	—	100.00% directly	—	—		—	100.00% directly
Golden Bamboo Limited	RMB1,993	100.00% directly	—	—		RMB1,993	100.00% directly
Sunny Bamboo Limited	RMB1,876	100.00% directly	—	—		RMB1,876	100.00% directly
Fortune Bamboo Limited	RMB2,435	100.00% directly	—	—		RMB2,435	100.00% directly
China Century Core Fund Limited	USD1,125	100.00% indirectly	—	—		USD1,125	100.00% indirectly
CL Health	RMB1,730	100.00% directly	—	RMB	(200)	RMB1,530	100.00% directly

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year (continued)

Subsidiaries (continued)

	As at 31 December 2018					As at 31 December 2019
	Amount million	Percentage of holding	Increase million	Decrease million		Amount million	Percentage of holding
Franklin Shenzhen Company	USD2	100.00% indirectly	—	—		USD2	100.00% indirectly
Guo Yang Guo Sheng	RMB3,250	99.997% directly	—	RMB	(100)	RMB3,150	99.997% directly
New Capital Wisdom Limited	—	100.00% indirectly	—	—		—	100.00% indirectly
New Fortune Wisdom Limited	—	100.00% indirectly	—	—		—	100.00% indirectly
Wisdom Forever Limited Partnership	USD452	100.00% indirectly	—	—		USD452	100.00% indirectly
Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership)	RMB606	99.98% directly	—	—		RMB606	99.98% directly
Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership)	RMB606	99.98% directly	—	—		RMB606	99.98% directly
Shanghai Wansheng Industry Partnership (Limited Partnership)	RMB4,000	99.98% directly	—	—		RMB4,000	99.98% directly
Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership)	RMB1,680	99.98% directly	—	—		RMB1,680	99.98% directly
Hope Building	RMB484	100.00% indirectly	—	—		RMB484	100.00% indirectly
Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership)	RMB533	99.98% directly	—	—		RMB533	99.98% directly
Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership)	RMB533	99.98% directly	—	—		RMB533	99.98% directly
Shengyi Jingsheng	RMB1,063	100.00% indirectly	—	—		RMB1,063	100.00% indirectly
CBRE Global Investors U.S. Investments I, LLC (“CG Investments”) (i)	—	—	RMB2,859	—		RMB2,859	99.99% directly
China Life Guangde(Tianjin) Equity Investment Fund Partnership (Limited Partnership) (“CL Guang De”) (i)	—	—	RMB10	—		RMB10	99.95% directly

(i)	CG Investments and CL Guang De were newly included in the consolidated financial statements of the Group for the year ended 31 December 2019.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the year ended 31 December
	Notes	2019 RMB million	2018 RMB million

Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i)(vii)	575	629
Asset management fee received from CLIC	(ii.a)	89	100
Payment of dividends from the Company to CLIC		3,092	7,729
Distribution of profits from AMC to CLIC		122	128
Asset management fee received from CL Overseas	(ii.b)	86	63
Asset management fee received from CLP&C	(ii.c)	14	14
Payment of insurance premium to CLP&C		48	47
Claim and other payments received from CLP&C		16	14
Agency fee received from CLP&C	(iii)(vii)	2,297	2,959
Rental and a service fee received from CLP&C		51	50
Dividend from CLP&C		—	66
Payment of rental, project fee and other expenses to CLRE		43	45
Property leasing expenses charged by CLI	(iv)	78	83
Payment of an asset management fee to CLI	(ii.d)(vii)	653	529
Property leasing income received from CLI		39	37
Payment of a business management service fee to CL Ecommerce		—	53

Transactions between CGB and the Group
Interest on deposits received from CGB		2,584	1,425
Dividend from CGB (Note 9)		284	—
Commission expenses charged by CGB	(v)	158	112
Capital contribution to CGB		—	13,012

Transactions between Sino-Ocean and the Group
Dividend from Sino-Ocean (Note 9)		369	558
Interest of corporate bonds received from Sino-Ocean		27	27

Transactions between EAP and the Group
Contribution to EAP		1,003	593

Transaction between other associates and joint ventures and the Group
Distribution of profits from other associates and joint ventures to the Group (Note 9)		2,574	2,279

Transactions between AMC and the Company
Payment of an asset management fee to AMC	(ii.e)(vii)	1,353	1,326
Distribution of profits from AMC		183	193

Transactions between Pension Company and the Company
Rental received from Pension Company		54	45
Agency fee received from Pension Company for entrusted sales of annuity funds and other businesses	(vi)	54	43
Marketing fee income for promotion of annuity business from Pension Company		8	13

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

The following table summarises significant transactions carried out by the Group with its significant related parties: (continued)

		For the year ended 31 December
	Notes	2019 RMB million	2018 RMB million

Transactions between AMC HK and the Company
Payment of an investment management fee to AMC HK	(ii.f)	18	18

Transactions between Suzhou Pension Company and the Company
Capital contribution to Suzhou Pension Company		200	—

Transactions between Rui Chong Company and the Company
Rental fee charged by Rui Chong Company		47	47

Transactions between the Guo Yang Guo Sheng and the Company
Capital withdrawal from Guo Yang Guo Sheng		100	—

Transactions between the CL Health and the Company
Capital withdrawal from CL Health		200	—

Transactions between other associates and joint ventures and the Company
Distribution of profits from other associates and joint ventures to the Company		2,210	1,424

Transactions between the consolidated structured entities/ other subsidiaries and the Company
Distribution of profits from the consolidated structured entities to the Company		10,965	8,247
Distribution of profits from the other subsidiaries to the Company		206	426

Notes:

(i)

On 26 December 2017, the Company and CLIC renewed a renewable insurance agency agreement, effective from 1 January 2018 to 31 December 2020. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.0 per policy and (2) 2.5% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

(ii.a)

In December 2018, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated on a monthly basis and payable on a seasonal basis, by multiplying the average book value of the assets under management (after deducting the funds obtained from and interests accrued for repurchase transactions, deducting the principal and interests of debt and equity investment schemes, project asset-backed schemes, customised non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. According to specific projects, debt investment schemes, equity investment plans, project asset-backed plans, and customised non-standard products are based on contractual agreed rate, without paying for extra management fee. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee.

(ii.b)

In 2018, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2018 to 31 December 2022. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between the total actual annual yields and predetermined net realised yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year.

(ii.c)

On 15 May 2018, CLP&C renewed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds, effective from 1 January 2018 to 31 December 2019. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated on a monthly basis and payable on an annual basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was payable on an annual basis, and linked to investment performance.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes: (continued)

(ii.d)

On 31 December 2018, the Company and CLI renewed a management agreement of alternative investment of insurance funds, effective from 1 January 2019 to 31 December 2020. In accordance with the agreement, the Company entrusted CLI to engage in investment, operation and management of equities, real estate and related financial products, and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate was between 0.05% and 0.6% according to different ranges of returns; for non-fixed-income projects, the management fee rate for invested projects was 0.3%, the management fee rates for newly signed projects were between 0.05% and 0.3% according to CLI’s involvement in project management and the performance-related bonus is based on the internal return rate upon expiry of the project. In addition, the Company adjusts the investment management fees for fixed-income projects and non-fixed-income projects based on the annual evaluation results on CLI’s performance. The adjustment (variable management fee) ranges from negative 10% to positive 15% of the investment management fee in the current period.

(ii.e)

On 28 December 2018, the Company and AMC renewed a renewable agreement for the management of insurance funds, effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed investment management service fee and a variable investment management service fee. The fixed annual service fee was calculated and payable on a seasonal basis, by multiplying the average net value of the assets under management by the rate of 0.05%; the variable investment management service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

(ii.f)

On 31 December 2018, the Company and AMC HK renewed the management agreement of insurance funds investment, which is effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee on a seasonal basis and the maximum investment management fee paid annually is RMB30 million. The management fee rate for financial products, such as investment plans, project asset-backed plans, customised products and insurance asset management products, set up by AMC HK in the industry permitted by regulatory policies, is set according to contractual terms. The management fee rate for the directive investment operation of term deposits, common stocks, funds, financial products and other investment products, universal account B-2 and entrusted assets account alike was 0.02%; the management fee rate for unlisted equity investment was 0.3%; the management fee rate for customised investment portfolio was agreed upon the management fee of market-oriented entrusted investment. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)

On 31 January 2018, the Company and CLP&C signed a new framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement is effective for three years, from 8 March 2018 to 7 March 2021.

(iv)

On 29 December 2017, the Company renewed a property leasing agreement with CLI, effective from 1 January 2018 to 31 December 2020, pursuant to which CLI leased to the Company certain buildings of its own. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental.

(v)

On 19 October 2018, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of insurance products, collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category individual insurance products after deducting the surrender premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement is effective from the signing date to 16 August 2020.

On 28 December 2018, the Company and CGB signed another insurance agency agreement to distribute corporate group insurance products. The corporate group insurance products suitable for distribution through bancassurance channels are included in the agreement. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category group insurance product after deducting the surrender premiums, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed by reference to comparable market prices of independent third-parties. The commissions are paid on a monthly basis. The agreement is effective for two years from 1 January 2019, with an automatic one-year renewal if no objections were raised by either party upon expiry.

(vi)

On 1 January 2019, the Company and Pension Company renewed an entrusted agency agreement for pension business acted by life business. The agreement is effective from 1 January 2019 to 31 December 2021. The business means that Pension Company entrusted the Company to sell enterprise annuity funds, pension security business, occupational pension business and the third-party asset management business. The commissions agreed upon in the agreement include the daily business commissions and the annual promotional plans commissions. According to the agreement, the commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management services, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), and decreased annually. The commissions of the group pension plan are, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, and decreased annually; the commissions of the personal pension plan are calculated at 30% to 50% of the annual investment management fee according to the various rates of daily management fee applied to the various individual pension management products in all of the management years; the commissions of occupation annuity and third-party asset management business are in accordance with the provision of annual promotional plans, which should be determined by both parties on a separate occasion. The commissions charged to Pension Company by the Company are eliminated in the consolidated statement of comprehensive income of the Group.

(vii)

These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(h)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances of the Group are all unsecured. The balance of the Group are non-interest-bearing and have no fixed repayment dates except for deposits with CGB, wealth management products and other securities of CGB, and corporate bonds issued by Sino-Ocean.

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

The resulting balances due from and to significant related parties of the Group
Amount due from CLIC	334	350
Amount due from CL Overseas	56	68
Amount due from CLP&C	334	284
Amount due to CLP&C	(31)	(9)
Amount due from CLI	18	15
Amount due to CLI	(401)	(362)
Amount due from CLRE	2	2
Amount deposited with CGB	59,420	61,880
Wealth management products and other securities of CGB	844	115
Amount due from CGB	894	1,557
Amount due to CGB	(75)	(63)
Corporate bonds of Sino-Ocean	605	593
Amount due from Sino-Ocean	8	8
Amount due from CL Ecommerce	13	6
Amount due to CL Ecommerce	(68)	(67)

The resulting balances due from and to subsidiaries of the Company
Amount due to AMC	(381)	(218)
Amount due to AMC HK	(9)	(10)
Amount due from Pension Company	30	25
Amount due to Pension Company	(35)	(28)
Amount due from Rui Chong Company	118	18

(i)	Key management personnel compensation

	For the year ended 31 December
	2019	2018
	RMB million	RMB million
Salaries and other benefits	15	34

The total compensation package for the Company’s key management personnel for the year ended 31 December 2019 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2018 has been approved by the relevant authorities. The total compensation of 2018 was RMB34 million, including a deferred payment about RMB7 million.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

35	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(j)	Transactions with state-owned enterprises

Under IAS 24 Related Party Disclosures (“IAS 24”), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and has applied IAS 24 exemption and disclosed only qualitative information.

As at 31 December 2019, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2019, a large portion of group insurance business of the Group was with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

36	SHARE CAPITAL

	As at 31 December 2019		As at 31 December 2018
	No. of shares	RMB million	No. of shares	RMB million

Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2019, the Company’s share capital was as follows:

	As at 31 December 2019
	No. of shares	RMB million

Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

37	OTHER EQUITY INSTRUMENTS

(a)	Basic information

	As at			As at
	31 December 2018	Increase	Decrease	31 December 2019
	RMB million	RMB million	RMB million	RMB million

Core Tier 2 Capital Securities	7,791	—	—	7,791

Total	7,791	—	—	7,791

The Company issued Core Tier 2 Capital Securities at par with the nominal value of USD1,280 million on 3 July 2015, and listed such securities on the Stock Exchange of Hong Kong Limited on 6 July 2015. The securities were issued in the specified denomination of USD200,000 and integral multiples of USD1,000 in excess thereof. After a deduction of the issue expense, the total amount of the proceeds raised from this issuance was USD1,274 million or RMB7,791 million. The issued capital securities have a term of 60 years, extendable upon expiry. Distributions shall be payable on the securities semi-annually and the Company has the option to redeem the securities at the end of the fifth year after issuance and on any distribution payment date thereafter. The initial distribution rate for the first five interest-bearing years is 4.00%, if the Company does not exercise this option, the rate of distribution will be reset based on the comparable US treasury yield plus a margin of 2.294% at the end of the fifth year and every five years thereafter.

(b)	Equity attributable to equity holders

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Equity attributable to equity holders of the Company	403,764	318,371
Equity attributable to ordinary equity holders of the Company	395,973	310,580
Equity attributable to other equity instruments holders of the Company	7,791	7,791
Equity attributable to non-controlling interests	5,578	4,919
Equity attributable to ordinary equity holders of non-controlling interests	5,578	4,919

Refer to Note 33 for the information of distribution to other equity instruments holders of the Company for the year ended 31 December 2019. As at 31 December 2019, there were no accumulated distributions unpaid attributable to other equity instrument holders of the Company.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

38	RESERVES

	Share premium RMB million	Other reserves RMB million	Unrealised gains/ (losses) from available- for-sale securities RMB million	other comprehensive income reclassifiable to profit or loss under the equity method RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Exchange differences on translating foreign operations RMB million	Other comprehensive income non- reclassifiable to profit or loss under the equity method RMB million	Total RMB million
					(a)	(b)	(c)

As at 1 January 2018	53,860	1,281	(1,986)	(717)	33,384	30,152	30,541	(840)	—	145,675
Other comprehensive income for the year	—	—	(3,426)	770	—	—	—	586	—	(2,070)
Appropriation to reserves	—	—	—	—	1,275	3,218	1,392	—	—	5,885
Others	—	(197)	—	—	—	—	—	—	—	(197)

As at 31 December 2018	53,860	1,084	(5,412)	53	34,659	33,370	31,933	(254)	—	149,293

Effect of associates’ adoption of new accounting standards (Note 9)	—	—	—	16	—	—	—	—	—	16

As at 1 January 2019	53,860	1,084	(5,412)	69	34,659	33,370	31,933	(254)	—	149,309
Other comprehensive income for the year	—	—	34,006	687	—	—	—	230	(76)	34,847
Appropriation to reserves	—	—	—	—	5,857	1,275	5,955	—	—	13,087
Other comprehensive income to retained earnings	—	—	—	—	—	—	—	—	(86)	(86)
Others	—	64	—	—	—	—	—	—	—	64

As at 31 December 2019	53,860	1,148	28,594	756	40,516	34,645	37,888	(24)	(162)	197,221

(a)

Pursuant to the relevant PRC laws, the Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve which amounted to RMB5,857 million for the year ended 31 December 2019 (2018: RMB1,275 million).

(b)

Approved at the Annual General Meeting in May 2019, the Company appropriated RMB1,275 million to the discretionary reserve fund for the year ended 31 December 2018 based on net profit under CAS (2018: RMB3,218 million).

(c)

Pursuant to “Financial Standards of Financial Enterprises – Implementation Guide” issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2019, the Company appropriated 10% of net profit under CAS which amounted to RMB5,857 million to the general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2018: RMB1,275 million). In addition, pursuant to the CAS, the Group appropriated RMB98 million to the general reserve of its subsidiaries attributable to the Company in the consolidated financial statements (2018: RMB117 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in the subsequent years.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

39	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Changes in liabilities arising from financing activities

	Interest- bearing loans and borrowings RMB million	Bonds payable RMB million	Lease liabilities RMB million	Securities sold under agreements to repurchase RMB million	Other liability- payable to the third-party holders of consolidated structured entities RMB million	Other liability- interest payable related to financing activities RMB million	Total RMB million
At 1 January 2018	18,794	—	—	87,309	6,252	127	112,482
Changes from financing cash flows	727	—	—	104,832	3,155	(3,990)	104,724
Foreign exchange movement	629	—	—	—	—	—	629
Interest expense	—	—	—	—	—	4,115	4,115

At 31 December 2018	20,150	—	—	192,141	9,407	252	221,950

At 1 January 2019	20,150	—	2,185	192,141	9,407	252	224,135
Changes from financing cash flows	(242)	34,988	(1,348)	(73,552)	11,993	(3,072)	(31,233)
Foreign exchange movement	137	—	—	—	—	—	137
Changes arising from losing control of consolidated structured entities	—	—	—	(501)	—	—	(501)
New leases	—	—	2,239	—	—	—	2,239
Interest expense	—	2	106	—	—	4,147	4,255
Others	—	—	(91)	—	—	—	(91)

At 31 December 2019	20,045	34,990	3,091	118,088	21,400	1,327	198,941

40	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Pending lawsuits	523	488

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each interim and annual reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2019 and 2018, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

41	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Contracted, but not provided for
Investments	64,866	81,217
Property, plant and equipment	3,941	4,930

Total	68,807	86,147

(b)	Operating lease commitments – as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

As at 31 December 2018 RMB million

Not later than one year	1,049
Later than one year but not later than five years	1,373
Later than five years	52

Total	2,474

The Group adopted IFRS 16 as at the date of 1 January 2019. As a lessee, the Group measured, presented and disclosed its operating lease commitments as at 31 December 2019 based on IFRS 16 and did not restate the comparative information. Please refer to Note 2.1.

(c)	Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Not later than one year	578	530
Later than one year but not later than five years	1,133	1,306
Later than five years	231	300

Total	1,942	2,136

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS

Statement of financial position

As at 31 December 2019

	Notes	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

ASSETS
Property, plant and equipment	42(a)	49,230	43,192
Right-of-use assets	42(b)	3,272	—
Investment properties	42(c)	3,914	3,525
Investments in subsidiaries	42(d)	63,228	43,543
Investments in associates and joint ventures	42(e)	154,501	137,257
Held-to-maturity securities	42(f)	927,892	806,050
Loans	42(g)	594,913	445,117
Term deposits	42(h)	528,754	553,428
Statutory deposits-restricted	42(i)	5,653	5,653
Available-for-sale securities	42(j)	1,037,629	858,936
Securities at fair value through profit or loss	42(k)	117,473	125,304
Derivative financial assets	10.7	428	—
Securities purchased under agreements to resell	42(l)	1,963	9,066
Accrued investment income	42(m)	41,005	47,790
Premiums receivable	12	17,281	15,648
Reinsurance assets	13	5,161	4,364
Other assets	42(n)	29,081	28,687
Deferred tax assets	42(o)	—	1,381
Cash and cash equivalents		48,802	47,904

Total assets		3,630,180	3,176,845

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	15	2,552,736	2,216,031
Investment contracts	16	267,804	255,434
Policyholder dividends payable		112,593	85,071
Lease liabilities		2,842	—
Bonds payable	18	34,990	—
Derivative financial liabilities	10.7	—	1,877
Securities sold under agreements to repurchase	42(p)	113,189	188,932
Annuity and other insurance balances payable		51,019	49,465
Premiums received in advance		60,898	46,650
Other liabilities	42(q)	56,701	46,660
Deferred tax liabilities	42(o)	10,890	—
Current income tax liabilities		—	2,441
Statutory insurance fund	21	602	558

Total liabilities		3,264,264	2,893,119

Equity
Share capital	36	28,265	28,265
Other equity instruments	42(r)	7,791	7,791
Reserves	42(s)	194,168	147,278
Retained earnings		135,692	100,392

Total equity		365,916	283,726

Total liabilities and equity		3,630,180	3,176,845

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(a)	Property, plant and equipment

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2019	35,837	7,458	1,319	14,031	2,146	60,791
Transfers upon completion	6,864	234	—	(7,802)	532	(172)
Additions	75	1,002	193	7,988	—	9,258
Transfers into investment properties	—	—	—	(520)	—	(520)
Disposals	(77)	(602)	(171)	(39)	(107)	(996)

As at 31 December 2019	42,699	8,092	1,341	13,658	2,571	68,361

Accumulated depreciation
As at 1 January 2019	(10,123)	(5,308)	(797)	—	(1,346)	(17,574)
Charge for the year	(1,336)	(598)	(188)	—	(276)	(2,398)
Disposals	48	577	162	—	79	866

As at 31 December 2019	(11,411)	(5,329)	(823)	—	(1,543)	(19,106)

Impairment
As at 1 January 2019	(24)	—	—	(1)	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2019	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2019	25,690	2,150	522	14,030	800	43,192

As at 31 December 2019	31,264	2,763	518	13,657	1,028	49,230

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(a)	Property, plant and equipment (continued)

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2018	31,628	6,684	1,383	10,951	1,798	52,444
Transfers upon completion	4,282	120	—	(4,887)	390	(95)
Additions	82	907	280	10,175	44	11,488
Transfers into investment properties	—	—	—	(2,194)	—	(2,194)
Disposals	(155)	(253)	(344)	(14)	(86)	(852)

As at 31 December 2018	35,837	7,458	1,319	14,031	2,146	60,791

Accumulated depreciation
As at 1 January 2018	(8,998)	(4,990)	(940)	—	(1,179)	(16,107)
Charge for the year	(1,150)	(556)	(150)	—	(205)	(2,061)
Disposals	25	238	293	—	38	594

As at 31 December 2018	(10,123)	(5,308)	(797)	—	(1,346)	(17,574)

Impairment
As at 1 January 2018	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	(1)	—	(1)
Disposals	—	—	—	—	—	—

As at 31 December 2018	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2018	22,606	1,694	443	10,951	619	36,313

As at 31 December 2018	25,690	2,150	522	14,030	800	43,192

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(b)	Right-of-use assets

	Buildings	Others	Total
	RMB million

Cost
As at 1 January 2019	2,578	1	2,579
Additions	1,999	—	1,999
Deductions	(130)	—	(130)

As at 31 December 2019	4,447	1	4,448

Accumulated depreciation
As at 1 January 2019	—	—	—
Charge for the year	(1,205)	—	(1,205)
Deductions	29	—	29

As at 31 December 2019	(1,176)	—	(1,176)

Impairment
As at 1 January 2019	—	—	—
Charge for the year	—	—	—
Deductions	—	—	—

As at 31 December 2019	—	—	—

Net book value
As at 1 January 2019	2,578	1	2,579

As at 31 December 2019	3,271	1	3,272

The Group had no significant profit or loss from subleasing right-of-use assets or sale and leaseback transactions for the year ended 31 December 2019.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(c)	Investment properties

Buildings RMB million

Cost
As at 1 January 2019	3,883
Additions	520
Deductions	(16)

As at 31 December 2019	4,387

Accumulated depreciation
As at 1 January 2019	(358)
Additions	(115)
Deductions	—

As at 31 December 2019	(473)

Net book value
As at 1 January 2019	3,525

As at 31 December 2019	3,914

Fair value
As at 1 January 2019	4,886

As at 31 December 2019	5,462

Buildings RMB million

Cost
As at 1 January 2018	1,718
Additions	2,194
Deductions	(29)

As at 31 December 2018	3,883

Accumulated depreciation
As at 1 January 2018	(317)
Additions	(54)
Deductions	13

As at 31 December 2018	(358)

Net book value
As at 1 January 2018	1,401

As at 31 December 2018	3,525

Fair value
As at 1 January 2018	2,688

As at 31 December 2018	4,886

The fair value of investment properties of the Company as at 31 December 2019 amounted to RMB5,462 million (as at 31 December 2018: RMB4,886 million), which was estimated by the Company having regards to valuations performed by independent appraisers. The investment properties were classified as Level 3 in the fair value hierarchy.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(d)	Investments in subsidiaries

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Unlisted investments at cost	63,228	43,543

(i)	The table below presents the basic information of the Company’s subsidiaries as at 31 December 2019:

Name	Place of incorporation and operation	Percentage of equity interest held	Registered capital	Principal activities

AMC (i)	PRC	60.00% directly	RMB4,000 million	Asset management

Pension Company (i)	PRC	74.27% directly and indirectly	RMB3,400 million	Pension and annuity

AMC HK	Hong Kong, PRC	50.00% indirectly	Not applicable	Asset management

Suzhou Pension Company (i)	PRC	100.00% directly	RMB1,991 million	Investment in retirement properties

CL AMP (i)	PRC	85.03% indirectly	RMB1,288 million	Fund management

CL Wealth (i)	PRC	100.00% indirectly	RMB200 million	Financial service

Golden Phoenix Tree Limited	Hong Kong, PRC	100.00% directly	Not applicable	Investment

King Phoenix Tree Limited	The British Jersey Island	100.00% indirectly	Not applicable	Investment

Rui Chong Company (i)	PRC	100.00% directly	RMB6,800 million	Investment

New Aldgate Limited	Hong Kong, PRC	100.00% directly	Not applicable	Investment

Glorious Fortune Forever Limited	Hong Kong, PRC	100.00% directly	Not applicable	Investment

CL Hotel Investor, L.P.	USA	100.00% directly	Not applicable	Investment

Golden Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment

Sunny Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment

Fortune Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment

China Century Core Fund Limited	The British Cayman Islands	100.00% indirectly	Not applicable	Investment

CL Health (i)	PRC	100.00% directly	RMB1,530 million	Health management

Franklin Shenzhen Company (i)	PRC	100.00% indirectly	USD2 million	Investment

Guo Yang Guo Sheng (ii)	PRC	99.997% directly	Not applicable	Investment

New Capital Wisdom Limited	The British Virgin Islands	100.00% indirectly	Not applicable	Investment

New Fortune Wisdom Limited	The British Virgin Islands	100.00% indirectly	Not applicable	Investment

Wisdom Forever Limited Partnership	The British Cayman Islands	100.00% indirectly	Not applicable	Investment

Yuan Shu Yuan Jiu (ii)	PRC	99.98% directly	Not applicable	Investment

Yuan Shu Yuan Pin (ii)	PRC	99.98% directly	Not applicable	Investment

Hope Building (i)	PRC	100.00% indirectly	RMB484 million	Investment

Wansheng (ii)	PRC	99.98% directly	Not applicable	Investment

Bai Ning (ii)	PRC	99.98% directly	Not applicable	Investment

Yuanxiang Tianfu (ii)	PRC	99.98% directly	Not applicable	Investment

Yuanxiang Tianyi (ii)	PRC	99.98% directly	Not applicable	Investment

Shengyi Jingsheng (i)	PRC	100.00% indirectly	RMB1,131 million	Investment

CG Investments	USA	99.99% directly	Not applicable	Investment

CL Guang De (ii)	PRC	99.95% directly	Not applicable	Investment

(i)	The above subsidiaries are registered as limited companies in accordance of the Company Law of the People’s Republic of China.
(ii)	The above subsidiaries are registered as limited liability partnerships in accordance of the Law of the People’s Republic of China on Partnerships.

Non-controlling interests in subsidiaries are not significant to the Company.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(d)	Investments in subsidiaries (continued)

(ii)	The table below presents the basic information of the Company’s major consolidated structured entities as at 31 December 2019:

Name	Percentage of shares held	Trust/ investments received	Principal activities
Kun Lun Trust • Tianjin Urban Communications Construction No. 1 Collective Fund Trust Scheme	99.99% directly	RMB10,001 million	Investment management
Jiao Yin Guo Xin • Shaanxi Coal and Chemical Industry Group Co., Ltd. Debt-to-Equity Swap Collective Fund Trust Scheme	75.00% directly and indirectly	RMB10,000 million	Investment management
Shan Guo Tou • Jing Tou Corporate Trust Loan Collective Funds Trust Scheme	100.00% directly	RMB10,000 million	Investment management
China Life – China Hua Neng Debt-to-Equity Swap Investment Scheme	100.00% directly	RMB10,000 million	Investment management
Jiao Yin Guo Xin • China Aluminium Co., Ltd. Supply-side Reform Collective Fund Trust Scheme	99.99% directly	RMB10,000 million	Investment management
Jian Xin Trust – CL Guo Xin Collective Fund Trust Scheme	99.99% directly	RMB10,000 million	Investment management
Chongqing Trust Fund • Guo Rong No. 4 Collective Fund Trust Scheme	85.00% directly	RMB10,000 million	Investment management
Jiao Yin Guo Xin • Jing Tou Corporate Collective Funds Trust Scheme	91.92% directly	RMB9,994 million	Investment management
Shang Xin – Ningbo Wu Lu Si Qiao PPP Collective Fund Trust Scheme	88.02% directly	RMB9,928 million	Investment management
China Life – Yanzhou Coal Mining Debt Investment Scheme	100.00% directly	RMB9,000 million	Investment management
Kun Lun Trust • China Metallurgical No. 1 Collective Fund Trust Scheme	86.25% directly	RMB8,000 million	Investment management
Zhong Xin Jing Cheng • Tianjin Port Group Loans Collective Fund Trust Scheme	100.00% directly	RMB6,000 million	Investment management
Jiang Su Trust •Xin Bao Sheng No. 144 (Jing Tou) Collective Fund Trust Scheme	83.33% directly	RMB6,000 million	Investment management
Bridge Heng Yi 604 Collective Fund Trust Scheme	81.00% directly and indirectly	RMB5,370 million	Investment management
China Life – Hua Neng Development of Infrastructure Debt Investment Scheme	100% directly	RMB5,000 million	Investment management
Kun Lun Trust • Jizhong Energy Group Loan Collective Fund Trust Scheme	99.98% directly	RMB5,000 million	Investment management
Jiao Yin Guo Xin • CLI – China Nonferrous Metal Collective Fund Trust Scheme	99.98% directly	RMB5,000 million	Investment management

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(e)	Investments in associates and joint ventures

	2019 RMB million	2018 RMB million
As at 1 January	137,257	104,039

Investments in associates and joint ventures	17,244	33,218

As at 31 December	154,501	137,257

(f)	Held-to-maturity securities

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Debt securities
Government bonds	215,715	179,852
Government agency bonds	401,799	266,986
Corporate bonds	197,676	212,133
Subordinated bonds/debts	112,702	147,079

Total	927,892	806,050

Debt securities
Listed in Mainland, PRC	208,909	109,506
Unlisted	718,983	696,544

Total	927,892	806,050

Unlisted debt securities include those traded on the Chinese interbank market.

The estimated fair value of all held-to-maturity securities was RMB967,662 million as at 31 December 2019 (as at 31 December 2018: RMB842,839 million).

As at 31 December 2019, no accumulated impairment loss for the investment of held-to-maturity securities has been recognised by the Company (as at 31 December 2018: RMB29 million).

Debt securities – Contractual maturity schedule	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Maturing:
Within one year	24,227	16,816
After one year but within five years	128,078	137,699
After five years but within ten years	241,155	278,851
After ten years	534,432	372,684

Total	927,892	806,050

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(g)	Loans

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Policy loans	174,872	142,165
Other loans	422,759	302,952

Total	597,631	445,117
Impairment	(2,718)	—

Net value	594,913	445,117

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Maturing:
Within one year	213,096	167,248
After one year but within five years	221,464	135,164
After five years but within ten years	124,531	98,416
After ten years	38,540	44,289

Total	597,631	445,117

Impairment	(2,718)	–

Net value	594,913	445,117

(h)	Term deposits

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Maturing:
Within one year	102,483	156,407
After one year but within five years	418,441	319,821
After five years but within ten years	7,830	77,200

Total	528,754	553,428

As at 31 December 2019, the Company’s term deposits of RMB1,491 million (as at 31 December 2018: RMB 14,691 million) were deposited in banks to back overseas borrowings and are restricted to use. Please refer to Note 10.3 for the details.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(i)	Statutory deposits – restricted

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Contractual maturity schedule:
Within one year	—	500
After one year but within five years	5,653	5,153

Total	5,653	5,653

Insurance companies in China are required to deposit an amount that equals to 20% of their registered capital with banks in compliance with regulations of the CBIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

(j)	Available-for-sale securities

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Available-for-sale securities, at fair value
Debt securities
Government bonds	23,647	28,097
Government agency bonds	171,108	180,151
Corporate bonds	147,109	183,508
Subordinated bonds/debts	53,922	21,514
Others (i)	101,569	73,078

Subtotal	497,355	486,348

Equity securities
Funds	101,787	91,971
Common stocks	236,241	143,431
Preferred stocks	58,314	32,707
Wealth management products	32,640	31,348
Others (i)	90,733	52,572

Subtotal	519,715	352,029

Available-for-sale securities, at cost
Equity securities
Others (i)	20,559	20,559

Total	1,037,629	858,936

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds and perpetual bonds.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(j)	Available-for-sale securities (continued)

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Debt securities
Listed in Mainland, PRC	45,900	52,950
Unlisted	451,455	433,398

Subtotal	497,355	486,348

Equity securities
Listed in Mainland, PRC	151,940	102,018
Listed in Hong Kong, PRC	95,428	55,066
Listed overseas	1,458	162
Unlisted	291,448	215,342

Subtotal	540,274	372,588

Total	1,037,629	858,936

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation, wealth management products and private equity funds.

Debt securities – Contractual maturity schedule	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Maturing:
Within one year	25,578	11,379
After one year but within five years	146,914	166,622
After five years but within ten years	224,393	210,805
After ten years	100,470	97,542

Total	497,355	486,348

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(k)	Securities at fair value through profit or loss

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Debt securities
Government bonds	32	77
Government agency bonds	4,633	5,254
Corporate bonds	64,838	71,020
Others	942	1,206

Subtotal	70,445	77,557

Equity securities
Funds	9,699	12,456
Common stocks	37,309	33,785
Wealth management products	—	1,506
Others	20	—

Subtotal	47,028	47,747

Total	117,473	125,304

Debt securities
Listed in Mainland, PRC	31,523	35,383
Listed overseas	136	168
Unlisted	38,786	42,006

Subtotal	70,445	77,557

Equity securities
Listed in Mainland, PRC	31,058	29,803
Listed in Hong Kong, PRC	581	87
Listed overseas	6,418	6,552
Unlisted	8,971	11,305

Subtotal	47,028	47,747

Total	117,473	125,304

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(l)	Securities purchased under agreements to sell

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Maturing:
Within 30 days	1,963	9,066

Total	1,963	9,066

(m)	Accrued investment income

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Bank deposits	12,039	19,622
Debt securities	24,723	23,258
Others	4,243	4,910

Total	41,005	47,790

Current	40,025	47,265
Non-current	980	525

Total	41,005	47,790

(n)	Other assets

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Land use rights	7,265	7,326
Tax prepaid	5,615	—
Disbursements	5,430	4,162
Automated policy loans	3,377	3,269
Investments receivable and prepaid	2,619	8,840
Due from related parties	661	611
Others	4,114	4,479

Total	29,081	28,687

Current	21,741	21,268
Non-current	7,340	7,419

Total	29,081	28,687

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(o)	Deferred tax

(i)	The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

	Insurance RMB million	Investments RMB million	Others RMB million	Total RMB million

As at 1 January 2018	(6,737)	480	2,266	(3,991)
(Charged)/credited to net profit	1,421	2,792	249	4,462
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	902	—	902
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	8	—	—	8

As at 31 December 2018	(5,308)	4,174	2,515	1,381

As at 1 January 2019	(5,308)	4,174	2,515	1,381
(Charged)/credited to net profit	1,985	(3,070)	115	(970)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(16,181)	—	(16,181)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	4,880	—	—	4,880

As at 31 December 2019	1,557	(15,077)	2,630	(10,890)

(ii)	The analysis of deferred tax assets and deferred tax liabilities during the year is as follows:

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	6,854	3,265
– deferred tax assets to be recovered within 12 months	5,588	6,098

Subtotal	12,442	9,363

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(19,835)	(6,672)
– deferred tax liabilities to be settled within 12 months	(3,497)	(1,310)

Subtotal	(23,332)	(7,982)

Net deferred tax liabilities	(10,890)	1,381

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(p)	Securities sold under agreements to repurchase

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Interbank market	61,539	124,518
Stock exchange market	51,650	64,414

Total	113,189	188,932

Maturing:
Within 30 days	113,029	188,932
After 90 days	160	—

Total	113,189	188,932

As at 31 December 2019, bonds with a carrying value of RMB89,779 million (as at 31 December 2018: RMB138,404 million) were pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Company in the interbank market.

For debt repurchase transactions through the stock exchange, the Company is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2019, the carrying value of securities deposited in the collateral pool was RMB253,520 million (as at 31 December 2018: RMB170,873 million). The collateral is restricted from trading during the period of the repurchase transaction.

(q)	Other liabilities

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Interest payable to policyholders	14,113	11,739
Salary and welfare payable	10,300	10,124
Brokerage and commission payable	7,418	5,268
Payable to constructors	3,065	3,440
Agent deposits	1,998	1,793
Interest payable of debt instruments	1,238	190
Stock appreciation rights (Note 32)	748	490
Tax payable	409	500
Others	17,412	13,116

Total	56,701	46,660

Current	56,701	46,660
Non-current	—	—

Total	56,701	46,660

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(r)	Other equity instruments

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Equity attributable to equity holders of the Company	365,916	283,726
Equity attributable to ordinary equity holders of the Company	358,125	275,935
Equity attributable to other equity instruments holders of the Company	7,791	7,791

Refer to Note 33 for the information of distribution to other equity instruments holders for the year ended 31 December 2019. As at 31 December 2019, there were no accumulated distributions unpaid attributable to other equity instruments holders.

(s)	Reserves

	Share premium RMB million	Unrealised gains/(losses) from available-for-sale securities RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Total RMB million

As at 1 January 2018	53,860	(3,280)	33,336	30,152	30,172	144,240
Other comprehensive income for the year	—	(2,730)	—	—	—	(2,730)
Appropriation to reserves	—	—	1,275	3,218	1,275	5,768

As at 31 December 2018	53,860	(6,010)	34,611	33,370	31,447	147,278

As at 1 January 2019	53,860	(6,010)	34,611	33,370	31,447	147,278
Other comprehensive income for the year	—	33,901	—	—	—	33,901
Appropriation to reserves	—	—	5,857	1,275	5,857	12,989

As at 31 December 2019	53,860	27,891	40,468	34,645	37,304	194,168

(t)	Provisions and contingencies

The following is a summary of the significant contingent liabilities:

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Pending lawsuits	523	488

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

42	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(u)	Commitments

(i)	Capital commitments

Capital commitments of the Company relating to property development projects and investments:

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Contracted, but not provided for
Investments	65,339	85,978
Property, plant and equipment	3,505	4,314

Total	68,844	90,292

(ii)	Operating lease commitments – as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

As at 31 December 2018 RMB million
Not later than one year	1,001
Later than one year but not later than five years	1,365
Later than five years	52

Total	2,418

The Company adopted IFRS 16 as at 1 January 2019. As a lessee, the Company measured, presented and disclosed its operating lease commitments as at 31 December 2019 based on IFRS 16 and did not restate the comparative information.

(iii)	Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million

Not later than one year	400	324
Later than one year but not later than five years	739	524
Later than five years	188	124

Total	1,327	972

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

43	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION

The total compensation package for the directors, supervisors, chief executive and senior management for the year ended 31 December 2019 in accordance with the related measures for compensation management of the Company has not yet been finalised. The amount of the compensation not provided for is not expected to have a significant impact on the Group’s 2019 consolidated financial statements. The final compensation will be disclosed in a separate announcement when determined.

(a)	Directors’ and chief executive’s emoluments

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2019 are as follows:

Name	Remuneration paid	Benefits in kind	Pension scheme contributions	Total
	RMB thousand

Wang Bin (v)	—	—	—	—
Su Hengxuan (v)	—	—	—	—
Xu Hengping (i)	8.5	17.9	—	26.4
Xu Haifeng (ii)	605.1	59.8	41.1	706.0
Li Mingguang (iii)	596.7	60.0	36.2	692.9
Yuan Changqing (v)	—	—	—	—
Liu Huimin (v)	—	—	—	—
Yin Zhaojun (v)	—	—	—	—
Wang Junhui (iv) (v)	—	—	—	—
Chang Tso Tung Stephen	320.0	—	—	320.0
Robinson Drake Pike	320.0	—	—	320.0
Tang Xin	320.0	—	—	320.0
Leung Oi-Sie Elsie	300.0	—	—	300.0

(i)	Xu Hengping resigned as executive director on 24 January 2019.
(ii)	Xu Haifeng resigned as executive director on 28 June 2019.
(iii)	Li Mingguang was appointed as executive director on 16 August 2019.
(iv)	Wang Junhui was appointed as non-executive director on 16 August 2019.
(v)	Wang Bin, Su Hengxuan and other non-executive directors did not receive remuneration from the Company.
(vi)	The above remuneration was calculated based on the relevant employment period during the reporting period.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

43	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(a)	Directors’ and chief executive’s emoluments (continued)

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2018 are as follows:

Name	Basic salaries	Performance related bonuses	Subtotal of salary income	Deferred payment included in salary income	Benefits in kind	Pension scheme contributions	Total	Deferred payment included in total	Actual paid included in total
	RMB thousand

Yang Mingsheng	—	—	—	—	—	—	—	—	—
Wang Bin	—	—	—	—	—	—	—	—	—
Su Hengxuan	—	—	—	—	—	—	—	—	—
Lin Dairen	1,790.0	1,044.2	2,834.2	626.5	136.9	97.7	3,068.8	626.5	2,442.3
Xu Hengping	1,432.0	1,050.1	2,482.1	630.1	134.7	97.7	2,714.5	630.1	2,084.4
Xu Haifeng	1,432.0	1,145.6	2,577.6	687.4	134.7	97.7	2,810.0	687.4	2,122.6
Yuan Changqing	—	—	—	—	—	—	—	—	—
Wang Sidong	—	—	—	—	—	—	—	—	—
Liu Huimin	—	—	—	—	—	—	—	—	—
Yin Zhaojun	—	—	—	—	—	—	—	—	—
Chang Tso Tung Stephen	250.0	70.0	320.0	—	—	—	320.0	—	320.0
Robinson Drake Pike	250.0	70.0	320.0	—	—	—	320.0	—	320.0
Tang Xin	250.0	70.0	320.0	—	—	—	320.0	—	320.0
Leung Oi-Sie Elsie	250.0	50.0	300.0	—	—	—	300.0	—	300.0

The compensation amounts disclosed above for these directors and the chief executive for the year ended 31 December 2018 were restated based on the finalised amounts determined during 2019.

The directors and chief executive received the compensation amounts disclosed above during their term of office in 2019 and 2018.

In addition to the directors’ emoluments disclosed above, certain directors of the Company received emoluments from CLIC, the amounts of which were not apportioned between their services to the Company and their services to CLIC.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

43	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(b)	Supervisors’ emoluments

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2019 are as follows:

Name	Remuneration paid	Benefits in kind	Pension scheme contributions	Total
	RMB thousand

Jia Yuzeng	1,253.0	137.7	91.8	1,482.5
Shi Xiangming (i)	95.3	24.9	21.8	142.0
Luo Zhaohui (viii)	—	—	—	—
Tang Yong (ii)	47.4	18.4	9.4	75.2
Han Bing (iii)	252.8	106.1	63.3	422.2
Huang Xin (iv)(viii)	—	—	—	—
Song Ping (v)	484.4	200.7	106.7	791.8
Cao Qingyang (vi)	285.8	106.2	47.9	439.9
Wang Xiaoqing (vii)	39.6	19.6	8.6	67.8

(i)	Shi Xiangming resigned as non-employee representative supervisor on 18 February 2019.
(ii)	Tang Yong was appointed as non-employee representative supervisor on 2 February 2019 and resigned as non-employee representative supervisor on 22 July 2019.
(iii)	Han Bing was appointed as non-employee representative supervisor on 12 July 2019.
(iv)	Huang Xin resigned as employee representative supervisor on 22 July 2019.
(v)	Song Ping resigned as employee representative supervisor on 3 January 2020.
(vi)	Cao Qingyang was appointed as employee representative supervisor on 12 July 2019.
(vii)	Wang Xiaoqing was appointed as employee representative supervisor on 27 December 2019.
(viii)	Luo Zhaohui and Huang Xin did not receive remuneration from the Company.
(ix)	The above remuneration was calculated based on the relevant employment period during the reporting period.

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

43	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(b)	Supervisors’ emoluments (continued)

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2018 are as follows:

Name	Basic salaries	Performance related bonuses	Subtotal of salary income	Deferred payment included in salary income	Benefits in kind	Pension scheme contributions	Total	Deferred payment included in total	Actual paid included in total
	RMB thousand

Miao Ping	716.0	572.8	1,288.8	343.7	65.8	47.5	1,402.1	343.7	1,058.4
Jia Yuzeng	626.5	501.2	1,127.7	300.7	68.8	50.2	1,246.7	300.7	946.0
Shi Xiangming	593.8	589.1	1,182.9	—	180.7	128.2	1,491.8	—	1,491.8
Xiong Junhong	—	—	—	—	—	—	—	—	—
Luo Zhaohui	—	—	—	—	—	—	—	—	—
Wang Cuifei	277.2	264.1	541.3	—	99.1	66.5	706.9	—	706.9
Li Guodong	—	—	—	—	—	—	—	—	—
Song Ping	402.9	387.2	790.1	—	168.4	99.1	1,057.6	—	1,057.6
Huang Xin	282.0	239.9	521.9	—	118.8	71.3	712.0	—	712.0

The compensation amounts disclosed above for these supervisors for the year ended 31 December 2018 were restated based on the finalised amounts determined during 2019.

The supervisors received the compensation amounts disclosed above during their term of office in 2019 and 2018.

(c)	Five highest paid individuals

For the year ended 31 December 2019, the five individuals whose emoluments were the highest in the Company include one director and one supervisor (2018: three directors).

Details of the remuneration of the five highest paid individuals are as follows:

	2019 RMB thousand	2018 RMB thousand

Basic salaries, housing allowances, other allowances and benefits in kind	7,085	13,583
Pension scheme contributions	459	489

Total	7,544	14,072

China Life Insurance Company Limited    Annual Report 2019

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

43	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(c)	Five highest paid individuals (continued)

The emoluments fell within the following bands:

	Number of individuals For the year ended 31 December
	2019	2018
RMB0 – RMB1,000,000	—	—
RMB1,000,001 – RMB2,000,000	5	—
RMB2,000,001 – RMB3,000,000	—	4
RMB3,000,001 – RMB4,000,000	—	1
RMB4,000,001 – RMB4,500,000	—	—

For the year ended 31 December 2019, no emoluments were paid by the Company to the directors, chief executive, supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Company or compensation for loss of office as a director of any member of the Group or of any other office in connection with the management (2018: nil).

The emoluments of the five highest paid individuals are the total emoluments paid to them during the year.

There was no arrangement under which a director, chief executive or supervisor waived or agreed to waive any remuneration during the year.

44	SUBSEQUENT EVENTS

Since the outbreak of Novel Coronavirus (“COVID-19”) pneumonia in the beginning of 2020, the Group has completely implemented the arrangement of the prevention and control policies of “COVID-19” required by the government. While taking comprehensive measures that effectively curbed the spread of the disease, the Group took full advantage of its supporting and safeguarding function provided by the insurance business in response to the pandemic and played an active role in coping with the potential hazardous impact on business operations that could be brought by “COVID-19”.

“COVID-19” has exerted a major impact on general economic operation in a short period. The Group has been witnessing a domestic trend in which the situation of the containment of the pandemic is making sustained progress and the order of life and production is being restored at an increasing pace. As of the issue date of these consolidated financial statements, although the execution of internal policies related to prevention of the spread of “COVID-19” has brought certain challenges to the Group in respect of the development of insurance business and the investment of insurance funds, the impact of “COVID-19” on the Group is controllable for the reason that the Group has taken various measures to actively respond and ensure the orderly operation of business.

The Group will continue to closely focus on both global and domestic situation of “COVID-19”, concerning its prevention and control, and cope with the related impacts on the Company actively.

China Life Insurance Company Limited    Annual Report 2019

Other Information

OTHER INFORMATION

BASIC INFORMATION OF THE COMPANY

Registered Name in Chinese

Registered Name in English	China Life Insurance Company Limited (“China Life”)

Legal Representative	Wang Bin

Registered Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China

Postal Code	100033

Current Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China

Postal Code	100033

Telephone	86-10-63633333

Fax	86-10-66575722

Website	www.e-chinalife.com

Email	ir@e-chinalife.com

Hong Kong Office Address	16/F, Tower A, China Life Centre, One Harbour Gate, 18 Hung Luen Road, Hung Hom, Kowloon, Hong Kong

Telephone	852-29192628

Fax	852-29192638

China Life Insurance Company Limited    Annual Report 2019

Other Information

CONTACT INFORMATION

	Board Secretary	Securities Representative

Name	Li Mingguang	Li Yinghui

Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China	16 Financial Street, Xicheng District, Beijing, P.R. China

Telephone	86-10-63631241	86-10-63631191

Fax	86-10-66575112	86-10-66575112

Email	ir@e-chinalife.com	liyh@e-chinalife.com

*	Ms. Li Yinghui, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

INFORMATION DISCLOSURE AND PLACE FOR OBTAINING THE REPORT

Media for the Company’s A Share Disclosure	China Securities Journal, Shanghai Securities News, Securities Times

CSRC’s Designated Website for the Company’s Annual Report Disclosure	www.sse.com.cn

The Company’s H Share Disclosure Websites	HKExnews website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk The Company’s website at www.e-chinalife.com

The Company’s Annual Report may be obtained at	12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

STOCK INFORMATION

Stock Type	Exchanges on which the Stocks are Listed	Stock Short Name	Stock Code

A Share	Shanghai Stock Exchange	China Life	601628

H Share	The Stock Exchange of Hong Kong Limited	China Life	2628

ADR	New York Stock Exchange	–	LFC

China Life Insurance Company Limited    Annual Report 2019

Other Information

OTHER RELEVANT INFORMATION

H Share Registrar and Transfer Office	Computershare Hong Kong Investors Services Limited	Address: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary of ADR	Deutsche Bank	Address: 60 Wall Street, New York, NY 10005

Domestic Legal Adviser	King & Wood Mallesons

International Legal Advisers	Latham & Watkins LLP	Debevoise & Plimpton LLP

	Domestic Auditor	International Auditor

	Ernst & Young Hua Ming LLP	Ernst & Young

Auditors of the Company	Address: Level 16, Ernst & Young Tower, Oriental Plaza, No. 1 East Changan Avenue, Dongcheng District, Beijing, P.R. China	Address: 22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Name of the Signing Auditors: Huang Yuedong, Wu Jun

China Life Insurance Company Limited    Annual Report 2019

Other Information

INDEX OF INFORMATION DISCLOSURE ANNOUNCEMENTS

Serial No.	Items	Date of disclosure
1	Announcement on the Approval of Issuance of Bonds for Capital Replenishment	2019/1/14
2	Announcement of Premium Income	2019/1/14
3	Announcement – Election of Employee Representative Supervisor	2019/1/21
4	Election of Language and Means of Receipt of Corporate Communication	2019/1/21
5	Reply Form	2019/1/21
6	Announcement – Resignation of Executive Director	2019/1/24
7	Announcement – Estimated Profit Decrease for the Year 2018	2019/1/29
8	Announcement – Forfeiture of Unclaimed Dividends	2019/2/14
9	Announcement of Premium Income	2019/2/18
10	Announcement – Approval of Qualification as Supervisor by the CBIRC and Resignation of Supervisor	2019/2/18
11	Announcement – Approval from the People’s Bank of China on Issuance of Bonds for Capital Replenishment	2019/3/6
12	Announcement of Premium Income	2019/3/13
13	Notice of Board Meeting	2019/3/14
14	Announcement on Completion of Issuance of Bonds for Capital Replenishment	2019/3/22
15	Announcement of Results for the Year Ended 31 December 2018	2019/3/27
16	China Life Insurance Company Limited 2018 Corporate Social Responsibility Report	2019/3/27
17	Summary of Solvency Quarterly Report of Insurance Company (Fourth Quarter of 2018)	2019/3/27
18	Announcement – Nomination of Non-Employee Representative Supervisor	2019/3/27
19	China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2019/3/27
20	Annual Report 2018	2019/4/11
21	Reports of the Board of Directors & Board of Supervisors for 2018, Financial Report & Profit Distribution Plan for 2018, Remuneration of Directors & Supervisors, Remuneration & Appointment of Auditors, Election of Non-employee Representative Supervisor, Amendments to Articles of Association and Procedural Rules, General Mandate to Issue H Shares, Overseas Issue of Senior Bonds & Notice of AGM	2019/4/11
22	Notice of Annual General Meeting	2019/4/11
23	Form of Proxy of Holders of H Shares for use at the Annual General Meeting of the Company to be held on Thursday, 30 May 2019	2019/4/11
24	Reply Slip of H Share Shareholders	2019/4/11
25	Notification Letter and Change Request Form to Registered Shareholders	2019/4/11
26	Notification Letter and Request Form to Non-Registered Shareholders	2019/4/11
27	Notice of Board Meeting	2019/4/11
28	Announcement – Approval of Qualification as President by the CBIRC	2019/4/11

China Life Insurance Company Limited    Annual Report 2019

Other Information

Serial No.	Items	Date of disclosure
29	Announcement of Premium Income	2019/4/15
30	Announcement – Estimated Profit Increase for the First Quarter of 2019	2019/4/18
31	2019 First Quarter Report	2019/4/25
32	Summary of Solvency Quarterly Report of Insurance Company (First Quarter of 2019)	2019/4/25
33	Announcement – Nomination of Executive Director and Non-executive Director	2019/4/25
34	Supplemental Notice of Annual General Meeting	2019/5/9
35	Supplemental Form of Proxy of Holders of H Shares for use at the Annual General Meeting of the Company to be Held on Thursday, 30 May 2019	2019/5/9
36	Notification Letter and Change Request Form to Registered Shareholders	2019/5/9
37	Notification Letter and Request Form to Non-Registered Shareholders	2019/5/9
38	Announcement of Premium Income	2019/5/14
39	Announcement – Resolutions Passed at the Annual General Meeting and Distribution of Final Dividend	2019/5/30
40	Announcement of Premium Income	2019/6/12
41	Announcement – Resignation of Executive Director	2019/6/28
42	Announcement – Change of Person in Charge of Finance	2019/7/9
43	Announcement of Premium Income	2019/7/15
44	Announcement – Nomination of Executive Director	2019/7/23
45	Announcement on Supplementary Information regarding the Compensation of Directors, Supervisors and Senior Management Members in 2018	2019/7/23
46	Announcement – Connected Transaction – Formation of Partnership	2019/7/23
47	Announcement – Approval of Qualification of Supervisors by the CBIRC Beijing Bureau and Resignation of Supervisors	2019/7/23
48	Announcement – Estimated Profit Increase for the First Half of 2019	2019/7/29
49	Notice of Board Meeting	2019/8/12
50	Announcement of Premium Income	2019/8/15
51	Announcement of Unaudited Interim Results for the Six Months Ended 30 June 2019	2019/8/22
52	Announcement – Renewal of Continuing Connected Transactions under the Cooperation Framework Agreement for Investment Management with Insurance Funds	2019/8/22
53	Announcement – Renewal of Continuing Connected Transactions with AMP	2019/8/22
54	Announcement – Connected Transaction – Formation of Partnership	2019/8/22
55	Summary of Solvency Quarterly Report of Insurance Company (Second Quarter of 2019)	2019/8/22
56	Announcement – Approval of Qualification of Directors by the CBIRC Beijing Bureau	2019/8/28

China Life Insurance Company Limited    Annual Report 2019

Other Information

Serial No.	Items	Date of disclosure
57	2019 Interim Report	2019/9/9
58	Notification Letter and Change Request Form to Registered Shareholders	2019/9/9
59	Notification Letter and Request Form to Non-Registered Shareholders	2019/9/9
60	Announcement of Premium Income	2019/9/11
61	Articles of Association of China Life Insurance Company Limited	2019/9/18
62	Announcement of Premium Income	2019/10/16
63	Notice of Board Meeting	2019/10/17
64	Announcement – Estimated Profit Increase for the First Three Quarters of 2019	2019/10/18
65	Delay in Dispatch of Circular	2019/10/18
66	Announcement – Election of Employee Representative Supervisor	2019/10/23
67	2019 Third Quarter Report	2019/10/29
68	Announcement – Proposed Amendments to the Articles of Association	2019/10/29
69	Summary of Solvency Quarterly Report of Insurance Company (Third Quarter of 2019)	2019/10/29
70	Notice of the First Extraordinary General Meeting 2019	2019/10/31
71	Form of Proxy of Holders of H Shares for use at the First Extraordinary General Meeting 2019 of the Company to be held on Thursday, 19 December 2019	2019/10/31
72	Reply Slip of Holders of H Shares	2019/10/31
73	Notification Letter and Change Request Form to Registered Shareholders	2019/10/31
74	Notification Letter and Request Form to Non-Registered Shareholders	2019/10/31
75	Announcement of Premium Income	2019/11/12
76	Election of Mr. Zhao Peng as an Executive Director of the Sixth Session of the Board of Directors, Proposed Amendments to the Articles of Association and the Procedural Rules for the Board of Directors’ Meetings, Renewal of Continuing Connected Transactions with AMP, Renewal of the Framework Agreement for Daily Connected Transactions between the Company and CGB	2019/11/14
77	Notification Letter and Change Request Form to Registered Shareholders	2019/11/14
78	Notification Letter and Request Form to Non-Registered Shareholders	2019/11/14
79	Announcement of Premium Income	2019/12/12
80	Announcement – Withdrawal of Two Resolutions to be Considered at the First Extraordinary General Meeting 2019	2019/12/13
81	Announcement – Renewal of Continuing Connected Transactions between the Company and Chongqing Trust	2019/12/19
82	Announcement – Connected Transaction – Formation of Partnership	2019/12/19
83	Announcement – Resolutions Passed at the First Extraordinary General Meeting 2019	2019/12/19
84	Announcement on the Progress of Connected Transaction in relation to the Formation of Partnership	2019/12/30

China Life Insurance Company Limited    Annual Report 2019

Other Information

DEFINITIONS AND MATERIAL RISK ALERT

In this annual report, unless the context otherwise requires, the following expressions have the following meanings:

China Life, the Company[7]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company, the controlling shareholder of the Company

AMC	China Life Asset Management Company Limited, a non-wholly owned subsidiary of the Company

Pension Company	China Life Pension Company Limited, a non-wholly owned subsidiary of the Company

AMP	China Life AMP Asset Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CLWM	China Life Wealth Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CGB	China Guangfa Bank Co., Ltd., an associate of the Company

CLP&C	China Life Property and Casualty Insurance Company Limited, a non-wholly owned subsidiary of CLIC

CLI	China Life Investment Holding Company Limited, a wholly-owned subsidiary of CLIC

China Life Capital	China Life Capital Investment Company, an indirect wholly-owned subsidiary of CLIC

CBIRC	China Banking and Insurance Regulatory Commission, the predecessors of which are China Insurance Regulatory Commission and China Banking Regulatory Commission

CBIRC Beijing Bureau	Beijing Bureau of the China Banking and Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China or PRC	For the purpose of this report, “China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

RMB	Renminbi Yuan

MATERIAL RISK ALERT:

The Company has stated in this annual report the details of its existing risks including risks relating to macro trends, insurance risk, market risk, credit risk, operational risk, strategic risk, reputation risk, liquidity risk and information safety risk. Please refer to the “Future Prospect” in the section headed “Management Discussion and Analysis” and the “Internal Control and Risk Management” in the section headed “Corporate Governance” of this annual report.

[7]	Except for “the Company” referred to in the Consolidated Financial Statements.

中国人寿保险股份有限公司
China Life Insurance Company Limited

Office Address : 16 Financial Street, Xicheng District, Beijing, P. R. China
Telephone : 86-10-63633333
Website : www.e-chinalife.com
E-mail : ir@e-chinalife.com

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